082-03109

PRICEWATERHOUSECOOPERS



Samsung Electronics Co., Ltd. and Subsidiaries

Consolidated Financial Statements

December 31, 2008 and 2007

SUPPL

Samil PricewaterhouseCoopers


PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd. and Subsidiaries

Consolidated Financial Statements

December 31, 2008 and 2007

Samil PricewaterhouseCoopers

Samsung Electronics Co., Ltd. and Subsidiaries
Index
December 31, 2008 and 2007

Samil PricewaterhouseCoopers

A member firm of

PRICEWATERHOUSECOOPERS

www.samil.com
LS Yongsan Tower
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have audited the accompanying consolidated balance sheets of Samsung Electronics Co., Ltd. and its subsidiaries (collectively referred to as the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries including Samsung Card Co., Ltd., whose financial statements represent 21% and 20% of the consolidated total assets as of December 31, 2008 and 2007, respectively, and 25% and 24% of the consolidated total sales for the years then ended, respectively. Those statements were audited by other auditors whose reports thereon have been furnished us, and our opinion expressed herein, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsung Electronics Co., Ltd. and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations, the changes in their equity and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to Note 19 to the accompanying consolidated financial statements, in which as discussed, the amount of Company's obligation arising from the suit filed by Samsung Motors Inc.'s creditors is uncertain as of date of this report. Accordingly, the ultimate effect of this matter on the Company's consolidated financial statements can not be reasonably determined.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in their equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.



Seoul, Korea
February 27, 2009

This report is effective as of February 27, 2009, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2008 and 2007

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Assets				
Current assets				
Cash and cash equivalents	₩ 8,814,638	₩ 5,831,989	$ 7,012,441	$ 4,639,609
Short-term financial instruments (Note 4)	3,591,337	5,061,898	2,857,070	4,026,967
Short-term available-for-sale securities (Note 5)	982,067	922,833	781,278	734,155
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	12,043,979	11,125,132	9,581,527	8,850,543
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	1,558,279	989,143	1,239,681	786,908
Inventories (Note 7)	9,492,607	7,968,803	7,551,796	6,339,541
Short-term financing receivables, net (Note 8)	6,266,512	5,575,006	4,985,292	4,435,168
Short-term deferred income tax assets (Note 25)	2,135,068	1,537,946	1,698,543	1,223,505
Prepaid expenses and other current assets	4,084,069	2,888,264	3,249,059	2,297,744
Total current assets	48,968,556	41,901,014	38,956,687	33,334,140
Property, plant and equipment, including revaluations, net of accumulated depreciation (Note 11)	42,496,311	37,380,644	33,807,726	29,737,982
Long-term available-for-sale securities (Note 9)	2,618,262	3,712,322	2,082,945	2,953,319
Long-term held-to-maturity securities (Note 9)	334,460	147,287	266,078	117,173
Equity-method investments (Note 10)	4,356,862	3,782,413	3,466,080	3,009,080
Deferred income tax assets (Note 25)	379,087	266,280	301,581	211,838
Intangible assets, net of accumulated amortization (Note 12)	787,249	704,627	626,292	560,562
Long-term financing receivables, net of allowance for doubtful accounts (Note 8)	3,704,792	3,799,955	2,947,329	3,023,035
Long-term deposits and other assets (Note 13)	1,655,071	1,680,594	1,316,682	1,336,989
Total assets	₩105,300,650	₩ 93,375,136	$ 83,771,400	$ 74,284,118

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2008 and 2007

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Liabilities and Equity				
Current liabilities				
Trade accounts and notes payable	₩ 5,587,137	₩ 6,037,864	$ 4,444,819	$ 4,803,392
Short-term borrowings (Note 14)	9,026,630	8,453,099	7,181,090	6,724,820
Current maturities of long-term debts (Notes 15 and 16)	2,263,380	1,987,148	1,800,621	1,580,866
Other accounts and notes payable	5,114,567	3,861,661	4,068,868	3,072,125
Accrued expenses (Note 18)	7,907,197	6,777,936	6,290,531	5,392,153
Income taxes payable	675,553	1,343,941	537,433	1,069,165
Other current liabilities	1,632,606	1,334,327	1,298,810	1,061,517
Total current liabilities	32,207,070	29,795,976	25,622,172	23,704,038
Long-term debts (Note 15)	5,773,957	3,843,728	4,593,442	3,057,858
Foreign currency notes and bonds (Note 16)	390,693	228,658	310,814	181,908
Long-term accrued expenses (Note 18)	177,774	43,005	141,427	34,212
Accrued severance benefits (Note 17)	850,233	739,936	676,399	588,652
Deferred income tax liabilities (Note 25)	1,486,287	1,465,555	1,182,408	1,165,915
Other long-term liabilities	1,490,682	1,286,370	1,185,904	1,023,366
Total liabilities	42,376,696	37,403,228	33,712,566	29,755,949
Commitments and contingencies (Note 19)				
Equity				
Capital stock (Note 20)				
Preferred stock	₩ 119,467	₩ 119,467	$ 95,041	$ 95,041
Common stock	778,047	778,047	618,971	618,971
Capital surplus	6,588,861	6,574,995	5,241,735	5,230,704
Capital adjustments				
Treasury stock (Note 23)	(8,910,135)	(9,157,492)	(7,088,413)	(7,285,196)
Others	313,122	410,111	249,103	326,263
Accumulated other comprehensive income (Note 27)	3,808,076	1,875,385	3,029,496	1,491,953
Retained earnings (Note 21)	55,419,571	51,065,174	44,088,760	40,624,641
Total Shareholders' equity	58,117,009	51,665,687	46,234,693	41,102,377
Minority interests	4,806,945	4,306,221	3,824,141	3,425,792
Total equity	62,923,954	55,971,908	50,058,834	44,528,169
Total liabilities & equity	₩105,300,650	₩93,375,136	$ 83,771,400	$ 74,284,118

The accompanying notes are an integral part of these consolidated financial statements.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2008 and 2007

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Sales (Note 29)	₩121,294,319	₩98,507,817	$ 96,495,083	$ 78,367,396
Cost of sales (Note 29)	89,762,355	70,880,912	71,409,988	56,388,951
Gross profit	31,531,964	27,626,905	25,085,095	21,978,445
Selling, general and administrative expenses	25,500,101	18,653,619	20,286,477	14,839,793
Operating profit	6,031,863	8,973,286	4,798,618	7,138,652
Non-operating income				
Interest and dividend income	639,439	483,604	508,702	384,729
Foreign exchange gains	7,238,637	1,831,629	5,758,661	1,457,143
Gain on foreign currency translation (Note 31)	444,663	127,891	353,749	101,743
Gain on valuation of equity method investments (Note 10)	1,047,224	652,500	833,114	519,093
Others	1,454,307	1,049,315	1,156,967	834,777
	10,824,270	4,144,939	8,611,193	3,297,485
Non-operating expenses				
Interest expense	670,271	590,515	533,231	469,781
Foreign exchange losses	7,597,640	1,849,002	6,044,264	1,470,964
Loss on foreign currency translation (Note 31)	933,940	116,231	742,991	92,467
Loss on valuation of equity method investments (Note 10)	209,357	274,874	166,553	218,675
Others	867,150	654,730	689,856	520,867
	10,278,358	3,485,352	8,176,895	2,772,754
Net income before income tax	6,577,775	9,632,873	5,232,916	7,663,383
Income tax (Note 25)	687,561	1,709,892	546,986	1,360,295
Net income	₩ 5,890,214	₩ 7,922,981	$ 4,685,930	$ 6,303,088
Attributable to :				
Controlling interests	5,525,904	7,420,579	4,396,105	5,903,404
Minority interests	364,310	502,402	289,825	399,684
Basic earnings per share (Note 26) (in Korean won and U.S. dollars)	₩ 37,684	₩ 49,502	$ 29.98	$ 39.38
Diluted earnings per share (Note 26) (in Korean won and U.S. dollars)	₩ 37,340	₩ 48,924	$ 29.71	$ 38.92

The accompanying notes are an integral part of these consolidated financial statements.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars)

	Capital Stock	Capital Surplus	Capital Adjustments	Accumulated Other Comprehensive Income	Retained Earnings	Minority Interests	Total	Capital Stock	Capital Surplus	Capital Adjustments	Accumulated Other Comprehensive Income	Retained Earnings	Minority Interests	Total
Balance at January 1, 2007	₩897,514	₩6,364,604	₩ (6,994,210)	₩532,820	₩44,463,683	₩2,675,456	₩47,939,867	$714,012	$5,063,329	$ (5,564,208)	$423,882	$35,372,858	$2,128,445	$38,138,318
Cash dividends appropriated in prior year	-	-	-	-	(746,075)	(5,888)	(751,963)	-	-	-	-	(593,536)	(4,684)	(598,220)
Retained earnings after appropriations	-	-	-	-	43,717,608	2,669,568	47,187,904	-	-	-	-	34,779,322	2,123,761	37,540,098
Interim cash dividends	-	-	-	-	(73,036)	(21,793)	(94,829)	-	-	-	-	(58,103)	(17,337)	(75,440)
Change in ownership interests, including new stock issues by consolidated subsidiaries	-	185,395	-	-	-	879,367	1,064,762	-	147,490	-	-	-	699,576	847,066
Disposal of equity-method investments	-	90,365	-	-	-	55,465	145,830	-	71,889	-	-	-	44,125	116,014
Cumulative effects of changes in scope of consolidation	-	17,970	-	-	-	-	17,970	-	14,296	-	-	-	-	14,296
Net income	-	-	-	-	7,420,579	502,402	7,922,981	-	-	-	-	5,903,404	399,684	6,303,088
Acquisition of treasury stock	-	-	(1,825,395)	-	-	-	(1,825,395)	-	-	(1,452,184)	-	-	-	(1,452,184)
Disposal of treasury stock	-	(5,978)	187,925	-	-	-	181,947	-	(4,757)	149,503	-	-	-	144,746
Stock option activities	-	2,403	(63,955)	-	-	-	(61,552)	-	1,912	(50,879)	-	-	-	(48,967)
Available-for-sale Securities	-	-	-	698,339	-	190,711	889,050	-	-	-	555,560	-	151,719	707,279
Equity-method investments	-	-	-	145,503	-	-	145,503	-	-	-	115,754	-	-	115,754
Translation of foreign currency financial statements	-	-	-	496,509	-	29,029	525,538	-	-	-	394,995	-	23,094	418,089
Others	-	(79,764)	(51,746)	2,214	23	1,472	(127,801)	-	(63,455)	(41,165)	1,762	18	1,170	(101,670)
Balance at December 31, 2007	₩897,514	₩6,574,995	₩ (8,747,381)	₩1,875,385	₩51,065,174	₩4,306,221	₩55,971,908	$714,012	$5,230,704	$ (6,958,933)	$1,491,953	$40,624,641	$3,425,792	$44,528,169

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars)

	Capital Stock	Capital Surplus	Capital Adjustments	Accumulated Other Comprehensive Income	Retained Earnings	Minority Interests	Total	Capital Stock	Capital Surplus	Capital Adjustments	Accumulated Other Comprehensive Income	Retained Earnings	Minority Interests	Total
Balance at January 1, 2008	₩897,514	₩6,574,995	₩ (8,747,381)	₩1,875,385	₩51,065,174	₩4,306,221	₩55,971,908	$714,012	$5,230,704	$ (6,958,933)	$1,491,953	$40,624,641	$3,425,792	$44,528,169
Cash dividends appropriated in prior year	-	-	-	-	(1,098,098)	(102,138)	(1,200,236)	-	-	-	-	(873,586)	(81,255)	(954,841)
Retained earnings after appropriations	-	-	-	-	49,967,076	4,204,083	54,771,672	-	-	-	-	39,751,055	3,344,537	43,573,328
Interim cash dividends	-	-	-	-	(73,411)	(41,839)	(115,250)	-	-	-	-	(58,402)	(33,285)	(91,687)
Change in ownership interests, including new stock issues by consolidated subsidiaries	-	37,370	-	-	-	221,516	258,886	-	29,729	-	-	-	176,226	205,955
Cumulative effects of changes in scope of consolidation	-	-	-	-	-	(318)	(318)	-	-	-	-	-	(253)	(253)
Net income	-	-	-	-	5,525,904	364,310	5,890,214	-	-	-	-	4,396,105	289,825	4,685,930
Disposal of treasury stock	-	4,039	247,357	-	-	-	251,396	-	3,213	196,784	-	-	-	199,997
Stock option activities	-	2,306	(89,239)	-	-	-	(86,933)	-	1,835	(70,994)	-	-	-	(69,159)
Available-for-sale Securities	-	-	-	(578,674)	-	(121,288)	(699,962)	-	-	-	(460,361)	-	(96,490)	(556,851)
Equity-method investments	-	-	-	313	-	-	313	-	-	-	249	-	-	249
Translation of foreign currency financial statements	-	-	-	2,527,591	-	207,537	2,735,128	-	-	-	2,010,812	-	165,105	2,175,917
Others	-	(29,849)	(7,750)	(16,539)	2	(27,056)	(81,192)	-	(23,746)	(6,167)	(13,157)	2	(21,524)	(64,592)
Balance at December 31, 2008	₩897,514	₩6,588,861	₩ (8,597,013)	₩3,808,076	₩55,419,571	₩4,806,945	₩62,923,954	$714,012	$5,241,735	$ (6,839,310)	$3,029,496	$44,088,760	$3,824,141	$50,058,834

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Cash flows from operating activities				
Net income	₩ 5,890,214	₩ 7,922,981	$ 4,685,930	$ 6,303,088
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	10,095,191	8,497,528	8,031,178	6,760,165
Provision for severance benefits	543,980	615,586	432,761	489,726
Bad debt expenses	532,429	172,827	423,571	137,492
Loss on disposal of property, plant and equipment	62,292	71,964	49,556	57,251
Gain on disposal of property, plant and equipment	(110,962)	(107,542)	(88,275)	(85,554)
Loss on foreign currency translation	1,070,358	122,597	851,518	97,531
Gain on foreign currency translation	(447,885)	(128,580)	(356,313)	(102,291)
Loss on valuation of equity-method investments	209,357	274,874	166,553	218,675
Gain on valuation of equity-method investments	(748,398)	(372,239)	(595,384)	(296,133)
Deferred income taxes	(500,435)	(99,601)	(398,119)	(79,237)
Others	1,289,732	798,031	1,026,040	634,870
	17,885,873	17,768,426	14,229,016	14,135,583
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable	(86,180)	(1,355,615)	(68,560)	(1,078,453)
Increase in inventories	(693,712)	(1,301,580)	(551,879)	(1,035,465)
Decrease(Increase) in trade accounts and notes payable	(1,514,400)	464,720	(1,204,773)	369,706
Increase(Decrease) in accrued expenses	(207,881)	1,146,178	(165,379)	911,836
Increase(Decrease) in income taxes payable	(751,619)	43,576	(597,947)	34,667
Payment of severance benefits	(301,887)	(338,137)	(240,165)	(269,003)
Increase in financing receivables	(1,313,573)	(1,288,638)	(1,045,006)	(1,025,169)
Increase in long-term accrued expenses	408,324	198,601	324,840	157,995
Others	(64,870)	(546,719)	(51,607)	(434,941)
Net cash provided by operating activities	13,360,075	14,790,812	10,628,540	11,766,756
Cash flows from investing activities				
Decrease (increase) in short-term financial instruments	1,445,781	(1,646,130)	1,150,184	(1,309,570)
Proceeds from sale of short-term available-for-sale securities	3,576,436	3,028,477	2,845,216	2,409,290
Acquisition of short-term available-for-sale securities	(3,580,000)	(1,842,360)	(2,848,051)	(1,465,680)

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Decrease (increase) in deposits and loans	(506,178)	29,348	(402,687)	23,348
Proceeds from disposal of property, plant and equipment	295,287	491,701	234,914	391,170
Acquisition of property, plant and equipment	(14,088,184)	(12,251,537)	(11,207,784)	(9,746,648)
Proceeds from sale of long-term available-for-sale securities	188,332	82,198	149,827	65,392
Proceeds from sale of long-term held-to-maturity securities	31,234	49,124	24,848	39,080
Proceeds from sale of equity-method investments	16,682	184,472	13,271	146,756
Acquisition of long-term available-for-sale securities	(12,602)	(20,758)	(10,025)	(16,514)
Acquisition of equity-method investments	-	(127,080)	-	(101,098)
Others	(495,212)	20,486	(393,964)	16,297
Net cash used in investing activities	(13,128,424)	(12,002,059)	(10,444,251)	(9,548,177)
Cash flows from financing activities				
Payment of dividends	(1,315,486)	(819,110)	(1,046,528)	(651,639)
Acquisition of treasury stock	-	(1,825,395)	-	(1,452,184)
Net proceeds from short-term borrowings	668,383	798,134	531,729	634,951
Repayment of current maturities of long-term debts	(1,826,860)	(2,767,259)	(1,453,349)	(2,201,479)
Repayment of long-term debts	(415,275)	(191,644)	(330,370)	(152,461)
Proceeds from long-term debts	4,346,404	2,527,696	3,457,760	2,010,896
Others	477,055	677,766	379,518	539,193
Net cash provided by(used in) financing activities	1,934,221	(1,599,812)	1,538,760	(1,272,723)
			-	-
Effect of exchange rate changes on cash and cash equivalents	813,514	419,005	647,187	333,337
Net increase in cash and cash equivalents from changes in consolidated subsidiaries	3,263	2,016	2,596	1,604
Net increase in cash and cash equivalents	2,982,649	1,609,962	2,372,832	1,280,797
Cash and cash equivalents				
Beginning of year	5,831,989	4,222,027	4,639,609	3,358,812
End of the year	₩ 8,814,638	₩ 5,831,989	$ 7,012,441	$ 4,639,609

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

Samsung Electronics Co., Ltd. ("SEC") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCDs, telecommunication products, digital media products.

As of December 31, 2008, SEC's shares are listed on the Korea Stock Exchange, and its global depository receipts are listed on the London and Luxembourg Stock Exchange.

Consolidated Subsidiaries

The consolidated financial statements include the accounts of SEC and its controlled subsidiaries (collectively referred to as "the Company"). Controlled subsidiaries generally include majority-owned entities and entities in which SEC owns more than 30% of the total outstanding voting stock and is the largest shareholder. Percentage of ownership is the sum of the percentage of direct and indirect ownership. The consolidated financial statements include the accounts of the consumer financing subsidiary, Samsung Card in accordance with the Statement of Korean Financial Accounting Standards ("SKFAS") No.25, *Consolidated Financial Statements*.

The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2008.

(In millions of Korean won)

Subsidiaries	Primary Business	Capital	Percentage of Ownership (%)	Location
Samsung Gwangju Electronics	Home appliances manufacturing	₩ 725,941	94.25	Korea
Samsung Card	Consumer financing	3,769,034	35.29	Korea
STECO	Semiconductor equipment manufacturing	64,164	51.00	Korea
SEMES	Semiconductor equipment manufacturing	107,858	63.87	Korea
Secron	Semiconductor equipment manufacturing	38,613	50.63	Korea
Samsung Electronics Service	Service center for electronic goods	58,964	83.33	Korea
Living Plaza	Sales	133,953	100.00	Korea
Samsung Electronics Logitech	Distribution	46,731	100.00	Korea
S-LCD	LCD manufacturing	3,689,467	50.00	Korea
Samsung Electronics Hainan Fiberoptics Korea(SEHF-K)	Optical cable manufacturing	39,574	100.00	Korea
Samsung Electronics Canada (SECA)	Sale of electronic goods	92,256	100.00	Canada
Samsung Electronics America (SEA)	Sale of electronic goods	3,822,829	100.00	U.S.A
Samsung Receivables(SRC)	Financing	305,564	100.00	U.S.A
Samsung Semiconductor(SSI)	Semiconductor sales	2,679,954	100.00	U.S.A
Samsung Austin Semiconductor(SAS)	Semiconductor manufacturing	2,559,211	100.00	U.S.A
Samsung Information Systems America(SISA)	Information system research and development	34,909	100.00	U.S.A
Samsung International(SII)	Manufacturing and sale of electronic goods	199,671	100.00	U.S.A
Samsung Mexicana(SAMEX)	Manufacturing and sale of electronic goods	56,540	100.00	Mexico
Samsung Telecommunications America(STA)	Mobile phone sales and research and development	395,270	100.00	U.S.A
Samsung Electronics Latinoamerica (Zona Libre) (SELA)	Sale of electronic goods	60,145	100.00	Panama
Samsung Electronics Latinoamerica Miami(SEMI)	Sale of electronic goods and mobile phone	30,305	100.00	U.S.A

(In millions of Korean won)

Subsidiaries	Primary Business	Capital	Percentage of Ownership (%)	Location
Samsung Electronica Columbia (SAMCOL)	Sale of electronic goods	₩ 12,890	100.00	Columbia
Samsung Electronics Mexico (SEM)	Manufacturing and sale of electronic goods	58,162	100.00	Mexico
Samsung Electronics Argentina (SEASA)	Sale of electronic goods	7,442	100.00	Argentina
Samsung Electronica da Amazonia(SEDA)	Sale and manufacturing of electronic goods	324,493	100.00	Brazil
Samsung Electronics Iberia (SESA)	Sale of electronic goods	143,454	100.00	Spain
Samsung Electronics Nordic (SENA)	Sale of electronic goods	70,168	100.00	Sweden
Samsung Electronics Hungarian (SEH)	CTV manufacturing and sales	487,234	100.00	Hungary
Samsung Electronica Portuguesa (SEP)	Sale of electronic goods	38,332	100.00	Portugal
Samsung Electronics France (SEF)	Sale of electronic goods	241,472	100.00	France
Samsung Electronics (UK) (SEUK)	Sale of electronic goods	406,720	100.00	U.K.
Samsung Semiconductor Europe (SSEL)	Semiconductor sales	66,966	100.00	U.K.
Samsung Electronics Holding (SEHG)	Holding company (financing)	397,593	100.00	Germany
Samsung Semiconductor Europe GmbH(SSEG)	Semiconductor sales	16,212	100.00	Germany
Samsung Electronics GmbH(SEG)	Sale of electronic goods	80,374	100.00	Germany
Samsung Electronics Austria (SEAG)	Sale of electronic goods	32,677	100.00	Austria
Samsung Electronics Italia(SEI)	Sale of electronic goods	146,738	100.00	Italy
Samsung Electronics Europe Logistics(SELS)	Logistics	71,111	100.00	Netherlands
Samsung Electronics Benelux (SEBN)	Distribution and sale of electronic goods	366,707	100.00	Netherlands
Samsung Electronics LCD Slovakia(SELSK)	LCD manufacturing	194,388	100.00	Slovakia
Samsung Semiconductor Israel R&D Center(SIRC)	Research center	1,018	100.00	Israel
Samsung Electronics Rus(SER)	Marketing	14,229	100.00	Russia
Samsung Electronics Polska (SEPOL)	Sale of electronic goods and telephone	82,360	100.00	Poland
Samsung Electronics South Africa (SSA)	Sale of electronic goods	35,830	100.00	South Africa
Samsung Electronics Slovakia (SESK)	Monitor manufacturing	488,016	100.00	Slovakia

(In millions of Korean won)

Subsidiaries	Primary Business	Capital	Percentage of Ownership (%)	Location
Samsung Electronics Overseas (SEO)	Sale of electronic goods	₩ 1,155	100.00	Netherlands
LLC Samsung Electronics Rus (SERC)	Sale of electronic goods	94,436	100.00	Russia
LLC Samsung Russia Service Center(SRSC)	Service	9,622	100.00	Russia
Samsung Electronics Baltics(SEB)	Sale of electronic goods	4,032	100.00	Latvia
Samsung Electronics Rus Kaluga (SERK)	CTV manufacturing	112,396	100.00	Russia
Samsung Electronics Ukraine Company(SEUC)	Sale of electronic goods	21,920	100.00	Ukraine
Samsung Electronics KZ and Central Asia(SEKZ)	Sale of electronic goods	5,844	100.00	Kazakhstan
Samsung Japan Corporation(SJC)	Sales	515,565	50.96	Japan
Samsung Yokohama Research Institute(SYRI)	Research center	92,583	100.00	Japan
Samsung Electronics Australia (SEAU)	Sale of electronic goods	112,981	100.00	Australia
Samsung Electronics (M) (SEMA)	Home appliances manufacturing	155,953	100.00	Malaysia
Samsung Gulf Electronics(SGE)	Sale of electronic good	33,981	100.00	Arab Emirates
Samsung Electronics Indonesia (SEIN)	A/V manufacturing and sale of electronic goods	125,299	99.99	Indonesia
Samsung Telecommunications Indonesia(STIN)	Installation of telecom systems	2,785	99.00	Indonesia
Samsung Electronics Display (M) (SDMA)	Monitor manufacturing	317,256	100.00	Malaysia
Samsung India Electronics(SIEL)	CTV manufacturing and sale of electronic goods	81,842	100.00	India
Samsung India Software Operations(SISO)	Research and development	31,787	100.00	India
Samsung Asia(SAPL)	Sales	368,916	70.00	Singapore
Samsung Electronics Philippines (SEPCO)	Sale of electronic goods	23,790	100.00	Philippines
Samsung Electronics Asia Holding (SEAH)	Holding company	438,019	100.00	Singapore
Samsung Vina Electronics (SAVINA)	Manufacturing and sale of electronic goods	30,761	80.00	Vietnam
Thai Samsung Electronics(TSE)	CTV and washing machine manufacturing and sales	316,455	91.83	Thailand
Samsung Electronics Philippines Manufacturing(SEPHIL)	ODD Manufacturing	79,300	100.00	Philippines
Samsung Malaysia Electronics (SME)	Semiconductor and LCD sales	13,550	100.00	Malaysia

(In millions of Korean won)

Subsidiaries	Primary Business		Capital	Percentage of Ownership (%)	Location
Samsung Electronics Vietnam(SEV)	Mobile phone manufacturing	₩	58,233	100.00	Vietnam
Samsung Telecommunications Japan (STJ)	Sales of telecommunication products and maintenance		2,857	100.00	Japan
Samsung Electronics Hong Kong (SEHK)	Sales		108,086	100.00	China
Samsung Electronics Taiwan(SET)	Semiconductor sales and sale of electronic goods		116,387	100.00	Taiwan
Samsung Electronics Suzhou Semiconductor(SESS)	Semiconductor manufacturing		515,184	100.00	China
Samsung (China) Investment(SCIC)	Holding company		242,391	100.00	China
Tianjin Tongguang Samsung Electronics(TTSEC)	CTV manufacturing		252,365	96.02	China
Samsung Electronics (Beijing) Service(SBSC)	Service		7,928	100.00	China
Samsung Electronics Huizhou (SEHZ)	A/V manufacturing		324,885	99.96	China
Tianjin Samsung Electronics Display(TSED)	Monitor manufacturing		78,527	79.95	China
Suzhou Samsung Electronics(SSEC)	Home appliances manufacturing		180,428	88.28	China
Tianjin Samsung Electronics(TSEC)	A/V manufacturing		171,772	91.07	China
Samsung Electronics (Shandong) Digital Printing(SSDP)	Manufacturing and sales of facsimile, printer and telecommunication products		111,058	100.00	China
Tianjin Samsung Telecom Technology(TSTC)	Mobile phone manufacturing		604,778	90.00	China
Samsung Electronics Suzhou Computer(SESC)	Computer manufacturing		46,551	100.00	China
Samsung Electronics Suzhou LCD (SESL)	LCD manufacturing		337,447	100.00	China
Shenzhen Samsung Kejian Mobile Telecommunication Technology (SSKMT)	Mobile phone manufacturing		202,722	60.00	China
Shanghai Samsung Semiconductor (SSS)	Semiconductor sales		22,805	100.00	China
Samsung Semiconductor (China) R&D(SSCR)	Research center		9,328	100.00	China
Samsung Electronics Hainan Fiberoptics(SEHF)	Optical cable manufacturing		52,321	100.00	China
Beijing Samsung Telecom R&D Center(BST)	Research center		10,273	100.00	China
Samsung Suzhou Electronics Export (SSEC-E)	Manufacturing of electronic goods		58,909	100.00	China
Samsung Electronics Shanghai Telecommunications(SSTC)	Semiconductor sales		(1,396)	100.00	China

A summary of financial information of subsidiaries as of and for the year ended December 31, 2008, included in the consolidated financial statements follows:

(In millions of Korean Won)

Subsidiaries	Assets	Liabilities	Sales	Net Income (Loss)
Samsung Gwangju Electronics	₩ 910,335	₩ 184,394	₩ 2,591,240	₩ 6,833
Samsung Card	14,433,635	10,664,601	2,926,714	297,913
S-LCD Corporation	5,104,313	1,414,846	7,880,370	205,463
Samsung Electronics America(SEA)	7,002,724	3,073,613	18,488,840	132,839
Samsung Semiconductor(SSI)	3,564,249	884,295	7,508,334	15,453
Samsung Austin Semiconductor(SAS)	3,817,860	1,391,945	1,261,548	(284,728)
Samsung Electronica da Amazonia(SEDA)	1,062,446	737,953	2,482,366	112,902
Samsung Electronics Hungarian(SEH)	831,720	344,486	3,948,427	19,115
Samsung Electronics France(SEF)	1,126,769	885,298	4,024,664	32,139
Samsung Electronics (UK) (SEUK)	1,328,926	916,408	4,272,445	87,223
Samsung Electronics Europe Logistics(SELS)	1,204,241	1,133,130	9,850,354	8,117
Samsung Electronics Slovakia(SESK)	1,268,442	780,426	5,457,722	(55,560)
Samsung Japan(SJC)	2,010,663	1,495,098	11,471,825	45,526
Samsung Telecommunications America(STA)	1,084,724	689,454	5,979,180	54,390
Samsung Electronics GmbH(SEG)	838,852	758,478	2,816,064	(5,163)
Samsung Electronics Italia(SEI)	861,750	715,012	2,340,870	16,252
Samsung (China) Investment(SCIC)	1,143,396	901,006	2,737,745	57,886
Samsung Electronics Huizhou(SEHZ)	882,750	557,865	4,129,359	76,885
Tianjin Samsung Telecom Technology(TSTC)	964,951	360,173	5,708,094	52,787
LLC Samsung Electronics Rus(SERC)	967,295	872,859	3,979,236	(30,839)
Others	28,593,083	16,873,353	104,471,600	847,730

In accordance with the SKFAS No. 25, *Consolidated Financial Statements*, the following subsidiaries were excluded from consolidation as of December 31, 2008, because their total assets at the prior fiscal year end were less than ₩7,000 million:

(In millions of Korean won)

Subsidiaries	Primary Business	Percentage of Ownership (%)	Location
SEMES America	Service	100.00	U.S.A
Samsung Electronics Chile	Marketing and service	99.99	Chile
Samsung Semiconductor International	Holding company	100.00	Mexico
Samsung Semiconductor Mexico	Semiconductor sales	100.00	Mexico
Samsung-Crosna Joint Stock	Telecom(switchboard)	67.00	Russia
Samsung Electronics Istanbul Marketing & Trading	Marketing	100.00	Turkey
Samsung Electronics Ukraine	Marketing	99.99	Ukraine
Samsung Telecom Benelux	Installation and service of telecom systems	100.00	Netherlands
Samsung Electronics Kazakhstan	Marketing	100.00	Kazakhstan
Samsung Electronics Romania	Marketing	100.00	Romania
Samsung Semiconductor France	Semiconductor sales	100.00	France
Samsung Semiconductor Italia	Semiconductor sales	100.00	Italy
Samsung Semiconductor Sweden	Semiconductor sales	100.00	Sweden
Samsung Electronics Limited	-	100.00	U.K.
Samsung Telecoms(UK)	-	100.00	U.K.
Batino Realty Corporation	Real-properties lease	38.90	Philippines
Samsung Electronics China R&D Center	Research	100.00	China
Samsung Electronics Shenzhen	Semiconductor sales	100.00	China
Samsung Electronics Football Club	Sports services	100.00	Korea

Changes in scope of consolidation

(a) Details of subsidiaries newly included in consolidation for the year ended December 31, 2008, are as follows:

Location	Name of Subsidiaries	Remark
China	Beijing Samsung Telecom R&D Center(BST)	Increase in total assets
	Samsung Suzhou Electronics Export(SSEC-E)	Newly incorporated
	Samsung Electronics Shanghai Telecommunications(SSTC)	Increase in shares
Europe	Samsung Electronics Baltics(SEB)	Increase in total assets
	Samsung Electronics Rus Kaluga(SERK)	Increase in total assets
	Samsung Electronics Ukraine Company(SEUC)	Newly incorporated
	Samsung Electronics KZ and Central Asia(SEKZ)	Newly incorporated
Asia	Samsung Electronics Vietnam(SEV)	Newly incorporated
	Samsung Telecommunications Japan(STJ)	Newly incorporated

(b) The following subsidiaries were deconsolidated for the year ended December 31, 2008:

Location	Name of Subsidiary	Remark
China	Hangzhou Samsung Eastcom Network Technology(HSEN)	Liquidation completed
Asia	Samsung Telecommunications India(STI)	Merged

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows or changes in equity, is not presented in the accompanying consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Company's consolidated financial statements were prepared in conformity with accounting principles generally accepted in Korea, including SKFAS No. 1 through No. 25.

New Accounting Standards and Accounting Changes

The Company has changed the scope of its related parties in accordance with revision of SKFAS No. 20, *Related Party Disclosures*. Note 29 to consolidated financial statements as of and for the year ended December 31, 2007 presented herein for comparative purpose, has been restated to reflect this change.

Use of Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Principles of Consolidation
The Company records differences between the investment account and corresponding capital account of subsidiaries as goodwill or negative goodwill, and such differences are amortized over five years using the straight-line method. However, differences which occur from additional investments acquired in consolidated subsidiaries are reported in a separate component of equity, and are not included in the determination of the results of operations. In accordance with the SKFAS No. 25, *Consolidated Financial Statements*, minority interests in consolidated subsidiaries are presented within equity and identified separately from shareholders' equity in the consolidated balance sheet.

All significant intercompany transactions and balances have been eliminated during consolidation. Unrealized profits included in inventories, property, plant and equipment and other assets, as a result of intercompany transactions, are eliminated. Unrealized profits, arising from sales by the consolidated subsidiaries, or equity-method investees, to the controlling companies, or sales between consolidated subsidiaries, or equity-method investees, are fully eliminated, and charged to shareholders' equity and minority interests, based on the percentage of ownership.

The SEC and its consolidated subsidiaries follow the same fiscal year end. Differences in accounting policies between the SEC and its consolidated subsidiaries are adjusted during consolidation.

Investment in Securities
Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except those securities that mature or are certain to be disposed of within one year, which are classified as current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in equity under accumulated other comprehensive income, which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization using the effective interest rate method and the fair value is reported in equity as a component of accumulated other comprehensive income.

Impairment resulting from a significant or prolonged decline in fair value of the security below its acquisition cost, net of amortization is recognized in current operations.

Equity-Method Investments
Investments in business entities in which the Company has the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits arising from intercompany transactions between the Company and its equity-method investees are eliminated.

Differences between the investment amounts and corresponding capital amounts of the investees at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported as accumulated other comprehensive income in a separate component of equity, and are not included in the determination of the results of operations.

Certain equity-method investments are accounted for based on unaudited or unreviewed financial statements as the audited or reviewed financial statements of these entities are not available as of the date of this audit report

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment, Net of Accumulated Depreciation
Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to capital surplus or transferred to raise common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15, 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs
Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related asset are capitalized.

Intangible Assets
Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Leases
A lease which has substantially non-cancelable terms and transfers the benefits and risks incidental to ownership from lessor to lessee is classified as a finance lease. All other leases are classified as operating leases.

Finance lease receivables are recorded at the present value of minimum lease payments. Accrued interest is recognized over the lease period using the effective interest rate method.

Operating lease assets are included in property, plant and equipment and depreciated using the same depreciation method used for other similar assets. Revenues from operating lease assets are recognized on a basis that reflects the patterns of benefits over the lease term.

Discounts and Premiums on Debentures

The difference between the face value and the proceeds on issuance of the debenture is treated as either a discount or premium on the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported as a direct deduction from or addition to the face value of the debenture in the balance sheet. Amortization of the discount or premium is treated as part of interest expense.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are classified as a deduction from the accrued severance benefits liability.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition

Sales of products and merchandise are recognized upon delivery when the significant risks and rewards of ownership of goods are transferred to the buyer. Revenue from rendering services is recognized using the percentage-of-completion method.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected as either income or expense for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Translation of Foreign Operations
Accounts of foreign subsidiaries are maintained in the currencies of the countries in which they operate. In translating the foreign currency financial statements of these subsidiaries into Korean won, income and expenses are translated at the average rate for the year and assets and liabilities are translated at the rate prevailing on the balance sheet date. Resulting translation gains or losses are recorded as other comprehensive income presented as part of equity.

Deferred Income Tax Assets and Liabilities
Deferred income tax assets and liabilities are recognized based on estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred income tax assets and liabilities are computed on such temporary differences by applying statutory tax rates applicable to the years when such differences are expected to be reversed. Tax assets related to tax credits and exemptions are recognized to the extent of the Company's certain taxable income.

The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other by tax jurisdiction.

Long-Term Receivables and Payables
Long-term receivables and payables that have no stated interest rate or whose interest rate are different from the market rate are recorded at their present values using the market rate of discount. The difference between the nominal value and present value of the long-term receivables and payables are amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation
The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued and charged to expense over the vesting period, with a corresponding increase in a separate component of equity.

Earnings Per Share
Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per

share is calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of common equivalent shares outstanding.

Provisions and Contingent Liabilities

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Derivative Instruments

All derivative instruments are accounted for at fair value with the resulting valuation gain or loss recorded as an asset or liability. If the derivative instrument is not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.

Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a accumulated other comprehensive income and the ineffective portion is recorded in current operations. The effective portion of the gain or loss recorded as accumulated other comprehensive income is reclassified to current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recognized as accumulated other comprehensive income is added to or deducted from the asset or the liability.

Asset Impairment

When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage, or the decline in the fair value of the asset, the decline in value is deducted from the book value and recognized as an asset impairment loss in the current period.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩1,257 to US$1, the exchange rate in effect on December 31, 2008. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2007 U.S. dollar amounts, which were previously expressed at ₩938 to US$1, the rate in effect on December 31, 2007, have been restated to reflect the exchange rate in effect on December 31, 2008.

4. Cash Subject to Withdrawal Restrictions

Cash deposits subject to withdrawal restrictions as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)			2008		2007
Short-term financial instruments	Government-sponsored research and development projects	₩	24,505	₩	35,632
	Other activities		36,228		34,548
		₩	60,733	₩	70,180
Long-term deposits and other assets	Special deposits	₩	60	₩	19
	Other activities		9		374
		₩	69	₩	393

5. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)		2008		2007	Maturity
Beneficiary certificates [1]	₩	982,067	₩	775,493	Within 1 year
Financial institution bonds [2]		-		147,340	Within 1 year
	₩	982,067	₩	922,833	

[1] Beneficiary certificates as of December 31, 2008 and 2007, consist of the following

(In millions of Korean won)		2008		2007
Call loan	₩	157	₩	9,151
Certificates of deposit		231,561		270,546
Bonds		622,911		392,414
Time deposits		127,307		101,500
Others		131		1,882

[2] The Balance as of December 31, 2007, includes accrued interest income amounting to ₩2,677 million.

For the years ended December 31, 2008 and 2007, changes in valuation gain or loss on short-term available-for-sale securities are as follows:

2008

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2088
Beneficiary certificates	₩ 5,493	₩ 12,067	₩ 5,493	₩ 12,067	₩ -	₩ -	₩ -	₩ -
Financial institution bonds	-	-	-	-	(196)	-	(196)	-
	₩ 5,493	₩ 12,067	₩ 5,493	12,067	₩ (196)	₩ -	₩ (196)	-
Deferred income tax				(2,920)				-
				₩ 9,147				₩ -

2007

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007
Beneficiary certificates	₩ 9,085	₩ 5,493	₩ 9,085	₩ 5,493	₩ -	₩ -	₩ -	₩ -
Financial institution bonds	-	-	-	-	(580)	(196)	(580)	(196)
	₩ 9,085	₩ 5,493	₩ 9,085	5,493	₩ (580)	₩ (196)	₩ (580)	(196)
Deferred income tax				(1,510)				53
				₩ 3,983				₩ (143)

6. Accounts and Notes Receivable

Accounts and notes receivable, and their allowance for doubtful accounts as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)		2008		2007
Trade accounts and notes receivable	₩	12,133,793	₩	11,180,598
Less: Allowance for doubtful accounts		(89,814)		(55,466)
	₩	12,043,979	₩	11,125,132
Other accounts and notes receivable	₩	1,582,861	₩	1,010,801
Less: Allowance for doubtful accounts		(24,483)		(21,600)
Discounts on present value		(99)		(58)
	₩	1,558,279	₩	989,143

As of December 31, 2008, the Company has credit insurance with Korea Export Insurance and overseas insurance companies against its export accounts receivable with their approved foreign customers.

The outstanding balance of trade accounts and notes receivable sold to financial institutions as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)		2008		2007
Asset-backed securities with recourse	₩	1,380,735	₩	1,396,041
Trade accounts receivable with recourse		567,121		446,770
Trade accounts receivable without recourse		843,032		1,206,320
	₩	2,790,888	₩	3,049,131

As a consolidation entry to account for the sale of subsidiaries' receivables, the Company has recognized borrowings of ₩3,055,270 million and ₩4,384,783 million as of December 31, 2008 and 2007, respectively.

The outstanding balances of financing receivables sold to financial institutions as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)		2008		2007
Asset-backed securities with limited recourse	₩	3,795,418	₩	4,037,885

From 2003 to 2005, Samsung Card transferred credit card receivables and financial assets to SangRokSoo 1st Securitization Specialty, Badbank Harmony and Badbank Heemang Moah Securitization Specialty in accordance with the "personal credit rehabilitation" program in exchange for cash, preferred stock and subordinated bonds. The preferred stock is recorded as available-for-sale securities, while the subordinated bonds are recorded as held-to-maturity securities

.

Accounts that are valued at present value under long-term installment transactions, including current portions, are as follows:

(In millions of Korean won) **Accounts**	**Face Value**	**Discount**	**Present Value**	**Period**	**Weighted-Average Interest Rate (%)**
Long-term loans and other receivables	₩169,022	₩13,761	₩155,261	2004.5 ~2014.11	3.1 ~ 8.7
Long-term payables and other payables	444,602	87,301	357,301	2002.12 ~2017.3	7.7 ~ 8.7

7. Inventories

Inventories, net of valuation losses, as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)		2008		2007
Finished goods and merchandise	₩	3,049,834	₩	2,340,066
Semi-finished goods and work-in-process		2,067,935		1,695,511
Raw materials and supplies		3,113,563		2,309,980
Materials-in-transit		1,261,275		1,623,246
	₩	9,492,607	₩	7,968,803

Inventories are insured against fire and other casualty losses for up to ₩7,853,380 million as of December 31, 2008 (2007: ₩6,258,083 million).

As of December 31, 2008, losses on valuation of inventories, amounted to ₩651,296 million (2007: ₩258,787 million).

8. Financing Receivables

Financing receivables of the consumer financing subsidiary, Samsung Card Co., Ltd., as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)

Accounts	2008	2007
Short-term financing receivables		
Credit card assets	₩ 5,193,739	₩ 4,311,592
Lease assets	182,898	141,228
Installment finance	306,221	358,870
General loans	569,332	698,043
Call loans and others	470,232	507,215
	6,722,422	6,016,948
Less: Allowance for doubtful accounts	(455,910)	(441,942)
	6,266,512	5,575,006
Long-term financing receivables		
Credit card assets	1,845,906	2,069,388
Lease assets	1,000,959	801,395
Installment finance	423,863	406,619
General loans	428,171	547,318
Trust assets and others	198,088	221,087
	3,896,987	4,045,807
Less : Allowance for doubtful accounts	(192,195)	(245,852)
	3,704,792	3,799,955
	₩ 9,971,304	₩ 9,374,961

Collection schedule of installment finance and general loans as of December 31, 2008, follows:

(In millions of Korean won)

Year	Installment finance	General loans
2009	₩ 306,221	₩ 569,332
2010	232,169	193,783
2011	156,477	143,594
2012	24,110	68,027
2013	10,601	20,137
Thereafter	506	2,630
	₩ 730,084	₩ 997,503

Maturities of finance leases, as of December 31, 2008 and 2007, are as follows:

	2008		2007	
(In millions of Korean won)	Minimum Lease Payment	Present Values	Minimum Lease Payment	Present Values
Within one year	₩ 29,973	₩ 29,225	₩ 26,466	₩ 25,636
From one year to five years	438,904	385,848	259,274	234,557
More than five years	-	-	804	639
Unguaranteed residual value	88,790	78,199	62,420	54,691
	557,667	₩ 493,272	348,964	₩ 315,523
Present value adjustment	(64,395)		(33,441)	
Finance lease receivables	₩ 493,272		₩ 315,523	

The minimum lease receipts relating to operating lease agreements as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)	2008	2007
Within one year	₩ 242,325	₩ 214,707
From one year to five years	212,272	195,561
	₩ 454,597	₩ 410,268

As of December 31, 2008 and 2007, properties under operating leases are classified as follows:

(In millions of Korean won)	2008	2007
Automobiles	₩ 993,712	₩ 867,157
Electronic system	6,410	12,546
	1,000,122	879,703
Less: Accumulated depreciation	315,471	270,168
Accumulated impairment losses	2,641	1,970
Operating lease assets	₩ 682,010	₩ 607,565

9. Long-Term Available-For-Sale Securities and Long-Term Held-To-Maturity Securities

(1) Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	Detail	2008 Acquisition Cost	2008 Recorded Book Value	2007 Recorded Book Value
Listed equities [1]	(1)	₩ 566,722	₩ 1,935,163	₩ 3,027,052
Non-listed equities [1]	(2)	462,967	679,602	682,002
Government and public bonds and others		3,497	3,497	3,268
		₩ 1,033,186	₩ 2,618,262	₩ 3,712,322

[1] Exclude equity-method investees.

1) Listed equities

Listed equities as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won, except for the number of shares and percentage)

	2008					2007
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Market Value of Investee	Recorded Book Value	Recorded Book Value
Samsung Heavy Industries	40,675,641	17.61	₩258,299	₩ 919,269	₩ 919,269	₩1,635,161
Samsung Fine Chemicals	2,969,730	11.51	61,374	114,186	114,186	130,668
Hotel Shilla	2,529,580	6.35	18,604	32,505	32,505	56,915
Cheil Worldwide	259,949	5.65	25,737	50,690	50,690	73,306
Samsung Fire & Marine Insurance	2,298,377	4.85	90,443	433,244	433,244	581,489
Samsung Securities	3,143,194	4.70	57,347	194,878	194,878	285,402
S1 Corporation	725,060	1.91	16,207	39,153	39,153	40,893
Samsung Engineering	704,104	1.76	9,018	30,629	30,629	66,045
Cheil Industries	2,449,713	4.90	18,339	98,478	98,478	128,120
Korea Information Service	107,603	2.26	797	1,523	1,523	1,915
Saehan Media	324,579	2.32	1,840	378	378	1,529
Tomen Devices	832,000	12.23	1,575	11,330	11,330	11,586
Others			7,142	8,900	8,900	14,023
			₩566,722	₩1,935,163	₩1,935,163	₩3,027,052

The differences between the acquisition cost and fair value of the investment is recorded under accumulated other comprehensive income, a separate component of equity.

2) Non-listed equities

Non-listed equities as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won, except for the number of shares and percentage)

	2008					2007
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value/ Market Value of Investee	Recorded Book Value	Recorded Book Value
Allat Corporation [1]	300,000	30.00	₩ 1,500	₩ 5,178	₩ 5,427	₩ 5,074
Beijing T3G Technology	-	-	-	-	-	9,164
Bluebird Soft	140,000	17.00	10,199	2,746	2,441	2,441
iMarketKorea	380,000	14.10	1,900	9,320	1,900	1,900
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	6,512	5,000	5,000
Korea Digital Satellite Broadcasting	600,000	0.71	3,344	1,575	3,000	3,000
Pusan Newport	1,135,307	1.15	5,677	4,360	5,677	5,677
Renault Samsung Motors	17,512,000	19.90	87,560	119,432	119,432	143,896
Samsung Electronics Football Club [1]	400,000	100.00	2,000	1,991	2,000	-
Samsung Everland [1]	641,123	25.64	64,112	500,861	256,452	256,452
Samsung General Chemicals	1,914,251	3.91	19,143	33,427	13,864	13,864
Samsung Life Insurance	131,588	0.66	92,112	47,194	92,112	92,112
Samsung Petrochemical	514,172	12.96	8,040	16,673	8,040	8,040
Samsung Venture Investment Corporation	980,000	16.33	4,900	6,472	4,900	4,900
Symbian	-	-	-	-	-	31,839
TU Media	3,015,195	5.62	15,076	2,217	15,076	15,076
Yong Pyong Resort	400,000	1.05	1,869	1,389	1,869	1,869
Others			140,535	100,369	142,412	81,698
			₩462,967	₩859,716	₩679,602	₩682,002

1 As of December 31, 2008, these investments in affiliated companies were not valued using the equity method of accounting due to immateriality of their total asset balances or the Company's inability to exercise significant influence over the operating and financial policies.

Impairment losses on cost-method investments resulting from the decline in realizable value below the acquisition cost amounted to ₩2,885 million for the year ended December 31, 2008 (2007: ₩6,234 million).

As of December 31, 2008, the Company's investments in Pusan Newport are pledged as collateral against the investee's debt.

Gain and loss on valuation of available-for-sale securities for 2008 are as follows:

(In millions of Korean won)

Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
Balance at January 1, 2008	**Valuation Amount**	**Included in Earnings**	**Balance at December 31, 2008**	**Balance at January 1, 2008**	**Valuation Amount**	**Included in Earnings**	**Balance at December 31, 2008**
₩ 2,519,181	₩(1,077,274)	₩ -	₩ 1,441,907	₩ (1,665)	₩ (599)	₩ -	₩ (2,264)
Deferred income tax and Minority interest			(598,550)				542
			₩ 843,357				₩ (1,722)

Gain and loss on evaluation of available-for-sale securities for 2007 are as follows:

(In millions of Korean won)

Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
Balance at January 1, 2007	**Valuation Amount**	**Included in Earnings**	**Balance at December 31, 2007**	**Balance at January 1, 2007**	**Valuation Amount**	**Included in Earnings**	**Balance at December 31, 2007**
₩ 1,286,374	₩ 1,244,388	₩ 11,581	₩2,519,181	₩ (2,086)	₩ (897)	₩ (1,318)	₩ (1,665)
Deferred income tax and Minority interest			(1,092,358)				458
			₩1,426,823				₩ (1,207)

(2) Long-Term Held-To-Maturity Securities

Long-term held-to-maturity securities as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)

	2008		2007	
	Face Value	Recorded Book Value	Face Value	Recorded Book Value
Government and public bonds	₩ 97	₩ 97	₩ 165	₩ 165
ABS subordinated securities	756,701	334,363	572,406	147,122
	₩ 756,798	₩ 334,460	₩ 572,571	₩ 147,287

The subordinate bonds of SangRokSoo 1st Securitization Specialty were previously impaired by ₩404,583 million. The realizable value subsequently dropped and a loss of ₩3,538 million was recognized in 2008. The subordinate bonds of Badbank Heemangmoah Securitization Specialty were also previously impaired by ₩20,700 million. As the subordinate bonds of Badbank Heemang Moah Securitization Specialty recovered, a gain of ₩6,483 million was recognized during 2008.

The maturities of long-term held-to-maturity securities as of December 31, 2008, consist of the following:

(In millions of Korean won)

	Recorded book value		
Maturity	Government and public bonds	ABS subordinated securities	Total
From one year to five years	₩ 97	₩ 334,363	₩ 334,460

10. Equity-Method Investments

Equity-method investments as of December 31, 2008, consist of the following:

(In millions of Korean won, except for the number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value of Investee	Balance at Beginning of Year	Earnings (Losses) From Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI	9,282,753	19.68	₩ 423,722	₩ 892,938	₩ 893,419	₩ 7,175	₩ (26,515)	₩ 874,079
Samsung Electro-Mechanics	17,693,084	22.80	359,237	445,531	445,205	13,708	(13,669)	445,244
Samsung Techwin.	19,604,254	25.46	211,726	275,290	258,411	19,188	(4,766)	272,833
Samsung SDS	11,977,770	21.27	12,753	247,271	178,123	50,320	(5,067)	223,376
Samsung Corning Precision Glass	7,512,165	42.54	297,165	1,846,755	1,246,710	758,306	(233,807)	1,771,209
Samsung Thales	13,500,000	50.00	135,000	146,970	128,020	18,936	-	146,956
Siltronic Samsung Wafers	-	50.00	264,410	210,939	184,830	(35,034)	61,152	210,948
Others			397,265	408,134	447,695	5,268	(40,746)	412,217
			₩ 2,101,278	₩ 4,473,828	₩3,782,413	₩ 837,867	₩ (263,418)	₩ 4,356,862

Equity-method investments as of December 31, 2007, consisted of the following:

(In millions of Korean won, except for the number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value of Investee	Balance at Beginning of Year	Earnings (Losses) From Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI	9,282,753	19.68	₩ 423,722	₩ 911,657	₩ 920,389	₩ (131,751)	₩ 104,781	₩ 893,419
Samsung Electro-Mechanics	17,693,084	22.80	359,237	448,570	394,899	34,714	15,592	445,205
Samsung Techwin	19,604,254	25.46	211,726	261,362	216,118	48,720	(6,427)	258,411
Samsung SDS	11,977,770	21.27	12,753	202,790	125,614	49,285	3,224	178,123
Samsung Corning Precision Glass	7,512,165	42.54	297,165	1,302,773	894,801	409,000	(57,091)	1,246,710
Samsung Thales	13,500,000	50.00	135,000	128,045	116,075	11,945	-	128,020
Siltronic Samsung Wafers	-	50.00	195,978	184,819	77,751	(9,147)	116,226	184,830
Others			427,394	433,879	647,970	(35,140)	(165,135)	447,695
			₩ 2,062,975	₩ 3,873,895	₩ 3,393,617	₩ 377,626	₩ 11,170	₩ 3,782,413

Eliminated unrealized gains and losses as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)	2008			2007		
	Inventories	Property, Plant and Equipment and Intangible Assets	Total	Inventories	Property, Plant and Equipment and Intangible Assets	Total
Samsung SDI	₩ (645)	₩ 170	₩ (475)	₩ 1,810	₩ (14,236)	₩(12,426)
Samsung Electro- Mechanics	3,125	8	3,133	8,516	239	8,755
Samsung Techwin	345	110	455	(2,407)	194	(2,213)
Samsung SDS	(12)	779	767	676	500	1,176
Samsung Corning Precision Glass	(28,678)	(7,219)	(35,897)	(2,141)	(4,951)	(7,092)
Others	395	312	707	139	443	582
	₩ (25,470)	₩ (5,840)	₩ (31,310)	₩ 6,593	₩ (17,811)	₩ (11,218)

Amounts in the table represent eliminated unrealized gains and losses for the years ended December 31, 2008 and 2007, recognized as part of equity earnings (losses) from equity method investments.

Financial information of investees as of and for the years ended December 31, 2008 and 2007, follows:

(In millions of Korean won)

Investee	2008				2007			
	Assets	Liabilities	Sales	Net Income (Loss)	Assets	Liabilities	Sales	Net Income (Loss)
Samsung SDI	₩5,977,519	₩1,440,231	₩4,649,465	₩ 38,874	₩6,570,071	₩1,936,904	₩3,792,465	₩(592,183)
Samsung Electro-Mechanics	3,194,434	1,240,349	3,099,821	48,080	3,191,355	1,223,959	2,690,431	112,789
Samsung Techwin	2,390,100	1,308,833	3,595,145	73,623	1,900,287	873,731	3,243,196	203,209
Samsung SDS	1,796,987	634,455	2,519,425	232,968	1,599,974	646,587	2,164,100	226,179
Samsung Corning Precision Glass	4,946,350	605,129	3,852,299	1,828,627	3,736,683	674,303	2,244,348	974,232
Samsung Thales	558,973	265,033	575,199	37,851	536,827	280,738	480,690	23,847
Siltronic Samsung Wafers	1,189,880	767,931	132,128	(70,064)	588,584	218,946	-	(18,293)
Others	1,910,088	733,441	3,707,142	128,818	1,968,300	794,204	3,446,534	95,146

Market value information of publicly listed investees as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)

	2008		2007	
	Market Value of Investee	Recorded Book Value	Market Value of Investee	Recorded Book Value
Samsung SDI	₩ 510,551	₩ 874,079	₩ 617,303	₩ 893,419
Samsung Electro-Mechanics	589,180	445,244	869,615	445,205
Samsung Techwin	558,721	272,833	826,319	258,411

Share of equity-method investees' other comprehensive income or loss as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)

	2008				2007			
	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007
Share of equity-method investees' other comprehensive income	₩251,591	₩ 5,737	₩ -	₩257,328	₩141,958	₩109,633	₩ -	₩251,591
Share of equity-method investees' other comprehensive loss	(8,017)	(6,003)	(579)	(13,441)	(43,887)	33,479	(2,391)	(8,017)
	₩243,574	₩ (266)	₩ (579)	₩243,887	₩98,071	₩143,112	₩(2,391)	₩243,574

As of December 31, 2008, share of equity-method investees' other comprehensive income and loss included the tax effect of ₩ 48,250 million and ₩ 1,188 million, respectively.

The Company has not applied the equity method of accounting on following investees:

Location	Subsidiaries	Percentage of Ownership(%)	Reason
Korea	Samsung Everland [1]	25.64	Absence of significant influence
	Allat [1]	30.00	Absence of significant influence
	International Cyber Marketing [2]	45.00	Limited assets
Asia	Samsung Electronic Ticaret A.S. [2]	20.00	Limited assets under liquidation
	Future Technology & Service[2]	28.60	Limited assets

[1] Investments are excluded from the application of equity method of accounting because the Company does not have the ability to exercise significant influence over the operating and financial policies, in accordance with the Monopoly Regulations and Fair Trade Law No. 11.

[2] These investments are excluded from the application of equity method of accounting either because their total assets at the prior fiscal year end were less than ₩7,000 million, or are in the process of liquidation.

11. Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	2008					
	Land	Buildings and Structures	Machinery and Equipment	Construction-In-Progress/ Machinery-In-Transit	Tools and Vehicles	Total
Balance at January 1, 2008	₩ 3,154,330	₩ 7,800,158	₩21,921,021	₩ 3,354,428	₩ 1,150,707	₩37,380,644
Acquisition	22,094	265,853	1,062,701	12,269,006	455,975	14,075,629
Transfer	45,986	1,168,031	8,910,681	(10,297,439)	172,741	-
Disposal	(58,705)	(26,327)	(95,609)	-	(65,249)	(245,890)
Depreciation	-	(632,243)	(8,616,476)	-	(606,810)	(9,855,529)
Others [1]	48,387	456,421	845,144	(290,957)	82,462	1,141,457
Balance at December 31, 2008	₩ 3,212,092	₩9,031,893	₩24,027,462	₩ 5,035,038	₩ 1,189,826	₩42,496,311
Acquisition cost	3,212,092	12,507,469	67,190,337	5,035,038	3,917,104	91,862,040
Accumulated depreciation	-	(3,475,576)	(43,162,875)	-	(2,727,278)	(49,365,729)

(In millions of Korean won)	2007					
	Land	Buildings and Structures	Machinery and Equipment	Construction-In-Progress/ Machinery-In-Transit	Tools and Vehicles	Total
Balance at January 1, 2007	₩ 2,976,819	₩ 6,454,042	₩19,141,537	₩ 4,046,119	₩ 1,166,098	₩33,784,615
Acquisition	8,863	151,707	604,391	11,194,987	291,589	12,251,537
Transfer	303,629	1,686,516	9,631,007	(11,834,995)	213,843	-
Disposal	(140,090)	(43,424)	(248,975)	-	(36,594)	(469,083)
Depreciation	-	(492,301)	(7,292,619)	-	(516,148)	(8,301,068)
Others [1]	5,109	43,618	85,680	(51,683)	31,919	114,643
Balance at December 31, 2007	₩ 3,154,330	₩ 7,800,158	₩21,921,021	₩ 3,354,428	₩ 1,150,707	₩37,380,644
Acquisition cost	3,154,330	10,437,714	56,737,095	3,354,428	3,342,031	77,025,598
Accumulated depreciation	-	(2,637,556)	(34,816,074)	-	(2,191,324)	(39,644,954)

[1] Others include amounts from changes in scope of consolidation and changes in foreign currency exchanges rates.

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998 and April 1, 1999, SEC revalued a substantial portion of its property, plant, equipment and investments in equity securities by ₩3,051,612 million. The remaining revaluation increments amounting to ₩1,208,872 million, net of revaluation tax, credits to deferred foreign currency translation losses and others, were credited to capital surplus, a component of equity. Also, in accordance with the Asset Revaluation Law, on October 1, 2000, Samsung Gwangju Electronics, an SEC subsidiary, revalued a portion of its property, plant and equipment by ₩63,326 million. The remaining revaluation increments amounting to ₩62,145 million, net of revaluation tax, were credited to capital surplus, a component of equity.

As of December 31, 2008 and 2007, a certain portion of overseas subsidiaries' property, plant and equipment amounting to ₩5,766 million equivalent to US$ 4,585 thousand and ₩5,251 million equivalent to US$ 5,597 thousand, respectively is pledged as collaterals for various loans from financial institutions.

Property, plant, equipment are insured against fire and other casualty losses, and business interruption losses of up to ₩85,564,185 million (2007: ₩69,342,078 million) and ₩22,764,493 million (2007: ₩22,424,885 million), respectively as of December 31, 2008.

The value of land owned by the SEC and its domestic subsidiaries based on the posted price issued by the Korean tax authority amounted to ₩4,675,376 million (2007: ₩4,124,574 million) as of December 31, 2008.

As of December 31, 2008 and 2007, Samsung Card, an SEC subsidiary, recorded ₩690,187 million (2007: ₩626,731 million) of operating lease assets, cancellation lease assets and prepaid finance lease assets acquired through the lease financing business (Note 8).

12. Intangible Assets

Intangible assets as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)		2008		2007
Goodwill	₩	9,885	₩	26,644
Intellectual property rights		405,848		314,901
Others		371,516		363,082
	₩	787,249	₩	704,627

Amortization expense of the intangible assets for the years ended December 31, 2008 and 2007, is allocated to following accounts:

(In millions of Korean won)

Account		2008		2007
Production costs	₩	32,801	₩	30,327
Selling and administrative expenses		123,661		89,774
Research and development expenses		83,200		76,173
	₩	239,662	₩	196,274

13. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)		2008		2007
Long-term guarantee deposits	₩	895,245	₩	793,737
Long-term trade receivables, net		27,600		42,712
Long-term prepaid expenses		368,875		489,775
Others		363,351		354,370
	₩	1,655,071	₩	1,680,594

14. Short-Term Borrowings

Short-term borrowings as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	Annual Interest Rates (%) as of December 31, 2008		2008		2007
General term loans from commercial banks	3.8 - 8.4	₩	1,177,500	₩	1,616,000
Notes discounted	5.8 - 8.7		674,762		567,160
Usance financing, including document against acceptance loans incurred from intercompany transactions	LIBOR +2.0~3.0		3,065,346		4,391,387
Short-term borrowings of overseas subsidiaries	0.6 - 26.0		4,109,022		1,878,552
		₩	9,026,630	₩	8,453,099

Certain bank deposits and property, plant and equipment are pledged as collaterals for the above borrowings. As of December 31, 2008 and 2007 overdraft facilities of the Company amount to ₩930,500 million and ₩1,189,000 million. In addition, SEC guarantees repayment of substantially all short-term borrowings of overseas subsidiaries (Note 19).

In addition, the above short-term borrowings include those of Samsung, a consumer financing subsidiary, amounting to ₩1,779,762 million (2007: ₩2,127,160 million) and current maturities of long-term debts of ₩2,243,426 million (2007: ₩1,933,885 million) as of December 31, 2008.

15. Long-Term Debts

Long-term debts as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	Reference	2008	2007
Korean won loans	(A)	₩ 768,638	₩ 623,663
Foreign currency denominated loans	(B)	1,346,158	569,564
Debentures	(C)	5,916,532	4,633,179
		8,031,328	5,826,406
Less: Current maturities		(2,257,371)	(1,982,678)
		₩ 5,773,957	₩ 3,843,728

As of December 31, 2008, certain bank deposits, and property, plant and equipment are pledged as collaterals for the above long-term debts (Notes 4 and 11). In addition, SEC guarantees repayment of substantially all long-term debt of overseas subsidiaries (Note 19).

Included in the long-term debts are the borrowings of Samsung Card with an aggregate amount of ₩867,119 million (2007: ₩836,498 million) as of December 31, 2008.

(A) Korean won loans as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	Annual Interest Rates (%) as of December 31, 2008	2008	2007
Korea Energy Management Corporation	4.5	₩ 68	₩ 282
Samsung Shinhan 4th Special Purpose Company	-	97,002	151,881
Others	4.7 - 10	671,568	471,500
		₩ 768,638	₩ 623,663

(B) Long-term debts denominated in foreign currencies as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	Annual Interest Rates (%) as of December 31, 2008	2008	2007
Shinhan Bank and others	-	₩ -	₩ 56,292
Royal Bank of Scotland and others	2.7 - 4.3	383,476	234,550
Foreign financial institutions (Overseas subsidiaries)	1.4 – 8.4	962,682	278,722
		₩ 1,346,158	₩ 569,564

(C) Debentures outstanding as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	Annual Interest Rates (%) as of December 31, 2008	2008	2007
Non-guaranteed debentures	4.4 - 9.2	₩ 5,920,000	4,337,000
Subordinated convertible bonds	-	-	265,379
		5,920,000	4,602,379
Add: Premium for non-executed rights		-	43,902
Less: Conversion rights		-	(10,117)
Discounts		(3,468)	(2,985)
		₩ 5,916,532	₩ 4,633,179

Maturities of long-term debts outstanding, excluding premiums and discounts on debentures, as of December 31, 2008, are as follows:

(In millions of Korean won)

For the Years Ending December 31	Local Currency Loans	Foreign Currency Loans	Debentures	Total
2009	₩ 9,504	₩ 268,362	₩ 1,980,000	₩ 2,257,866
2010	701,854	230,750	2,200,000	3,132,604
2011	54,850	733,422	1,680,000	2,468,272
2012	2,430	21,164	40,000	63,594
Thereafter	-	92,460	20,000	112,460
	₩ 768,638	₩ 1,346,158	₩ 5,920,000	₩ 8,034,796

16. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	Reference	Due Date	2008	2007
SEC and domestic subsidiary				
US dollar denominated straight bonds	(A)	October 1, 2027	₩ 119,463	₩ 93,820
US dollar floating rate notes	(B)	August 28, 2010	220,063	98,511
Overseas subsidiaries				
US dollar denominated fixed rate notes	(C)	April 1, 2027	31,438	23,455
US dollar denominated fixed rate notes	(C)	April 1, 2030	31,438	23,455
			402,402	239,241
Less: Discounts			(5,700)	(6,113)
			396,702	233,128
Current maturities			(6,009)	(4,470)
			₩ 390,693	₩ 228,658

(A) US dollar denominated straight bonds

On October 2, 1997, SEC issued straight bonds in the amount of US$ 100 million at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period from the date of issuance.

(B) US dollar floating rate notes

US dollar floating rate notes issued by Samsung Card, one of SEC's domestic subsidiaries, will be repaid at their maturities. Interests will be paid every quarter.

(C) Overseas subsidiaries

Overseas subsidiaries' bonds will be repaid at maturities with the biannual interest payments over the terms of the bonds. SEC has provided guarantees over the overseas subsidiaries' bonds.

Maturities of foreign currency notes and bonds, outstanding as of December 31, 2008, are as follows:

(In millions of Korean won) **For the Years Ending December 31**	**Foreign Currency Notes and Bonds**
2009	₩ 6,288
2010	226,352
2011	6,288
2012	6,288
Thereafter	157,186
	₩ 402,402

17. Accrued Severance Benefits

Change in accrued severance benefits for the years ended December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)		2008		2007
Balance at the beginning of the year	₩	2,041,713	₩	1,769,385
Provision for severance benefits		543,980		615,586
Actual severance payments		(286,875)		(346,803)
Others [1]		14,605		3,545
		2,313,423		2,041,713
Less: Cumulative deposits to the				
National Pension Fund		(10,190)		(11,467)
Severance insurance deposits		(1,391,194)		(1,239,563)
Retirement pension operating assets		(61,806)		(50,747)
Balance at the end of the year	₩	850,233	₩	739,936

[1] Others include amounts from changes in scope of consolidation and changes in foreign currency exchange rates.

As of December 31, 2008, the Company funded 60% of severance payable through severance insurance deposits with Samsung Life Insurance and Samsung Fire & Marin Insurance. In addition, Samsung Card, one of SEC's domestic subsidiaries, implemented a defined benefit pension plan with Samsung Life Insurance in accordance with Employee Retirement Benefit Security Act. Retirement pension operating assets as of December 31, 2008 consist mostly of financial instruments.

18. Accrued expense

Changes in main liability provisions for the years ended December 31, 2008 and 2007, are as follows:

(In millions of Korean won)		2008				
	Reference	**January 1, 2008**	**Increase**	**Decrease**	**Others[1]**	**December 31, 2008**
Warranty reserves	(A)	₩ 929,077	₩1,756,994	₩1,489,231	₩146,852	₩1,343,692
Royalty expenses	(B)	1,342,932	661,551	691,147	12,903	1,326,239
Long-term incentives	(C)	39,145	178,329	40,587	-	176,887
Point reserves	(D)	146,875	173,573	157,349	-	163,099
Allowance for undrawn commitment	(E)	-	232,880	-	-	232,880

(In millions of Korean won)		2007				
	Reference	**January 1, 2007**	**Increase**	**Decrease**	**Others[1]**	**December 31, 2007**
Warranty reserves	(A)	₩ 703,797	₩1,126,488	₩ 938,852	₩ 37,644	₩ 929,077
Royalty expenses	(B)	975,238	706,384	340,328	1,638	1,342,932
Long-term incentives	(C)	274,358	220,635	455,848	-	39,145
Point reserves	(D)	124,870	156,445	134,440	-	146,875

[1] Others include amounts from changes in consolidated subsidiaries and foreign currency exchange rates.

(A) The Company accrues warranty reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of guarantees (1~4 years).

(B) The Company makes provisions for estimated royalty expenses related to technical assistance agreements that have not been settled. The timing of payment depends on the settlement of agreement.

(C) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the estimated incentive cost for the accrued period.

(D) Samsung Card, a domestic subsidiary, accrues point reserves based on estimated expenses of future service to reward loyal members and expand customer base.

(E) Samsung Card, a domestic subsidiary, accrues allowance for undrawn commitment based on credit conversion factor and forward-looking criteria according to regulations on supervision of credit-specialized financial business.

19. Commitments and Contingencies

(A) As of December 31, 2008, SEC is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩10,312 million in loans and US$2,297 million on drawn facilities which have a maximum limit of US$4,323 million.

As of December 31, 2008, SEC is contingently liable for guarantees of indebtedness up to a limit of ₩250,132 million for employees' housing rental deposits.

As of December 31, 2008, SEC is contingently liable for guarantees amounting to US$ 21.6 million undertaken by Citibank relating to the guarantees for Samsung Electronics Latinoamerica, one of SEC's foreign subsidiaries.

As of December 31, 2008, SEC is providing a US$23 million guarantee for Samsung Electronics Hungarian relating to the investment incentive contract with the Hungarian government.

In addition, as of December 31, 2008, the Company's overseas subsidiaries enter into "Cash Pooling Arrangement" contracts and "Banking Facility" agreements with overseas financial institutions to provide mutual guarantees of indebtedness.

Area	Participating Subsidiaries	Financial Institutions
Europe	SEUK and 18 other subsidiaries	Citibank and another bank
Asia	SAPL and 7 other subsidiaries	Bank of America

(B) As of December 31, 2008, SEC and its domestic subsidiaries have been insured against future contract commitments of up to ₩143,314 million. In addition, Samsung Card has been provided with a guarantee amounting to US$ 3 million from Woori Bank, in relation to its payment to AMEX.

(C) As of December 31, 2008, the Company has technical assistance agreements with certain companies requiring payment for use of the technology or from sales of products manufactured using such technology.

(D) The Company leases certain property, plant and equipment under various finance lease arrangements. Assets recorded under finance lease agreements are included in property, plant and equipment with a net book value of ₩52,857 million (2007: ₩41,787 million). Depreciation expense for the finance lease assets amounted to ₩5,644 million (2007: ₩2,986 million) for the year ended December 31, 2008.

The minimum lease payments under finance lease agreements and their present value as of December 31, 2008 and 2007, are as follows:

(In million of Korean won)	2008 Minimum Lease Payments	2008 Present Values	2007 Minimum Lease Payments	2007 Present Values
Within one year	₩ 10,659	8,770	₩ 7,837	₩ 6,240
From one year to five years	32,866	25,045	26,678	20,576
More than five years	70,403	38,564	55,297	31,489
	113,928	72,379	89,812	₩ 58,305
Present value adjustment	(41,549)		(31,507)	
Financing lease liabilities	₩ 72,379		₩ 58,305	

(E) In accordance with its risk management policy, the Company uses derivative instruments, primarily forward exchange contracts, foreign currency swap and interest rate swap contracts to hedge foreign currency exchange rate risks and floating interest rate exposures. The Company designates the forward exchange contracts as fair value hedges, and the foreign currency swap and interest rate swap contacts as cash flow hedges.

A summary of derivative transactions as of and for the year ended December 31, 2008 and 2007, follows:

(In millions of Korean won)

Type	2008 Asset (Liability)	2008 Gain (Loss) on Valuation (I/S)	2008 Gain (Loss) on Valuation (Equity)	2007 Asset (Liability)
Forward exchange	₩ 59,105	₩ 58,383	₩ -	₩ 14,825
	(62,942)	(61,888)	-	(9,417)
Interest rate swap	₩ 502	₩ -	₩ -	₩ 13,898
	(39,717)	-	(39,216)	(3,044)
Currency swap	₩ 122,385	₩ 131,832	₩ -	₩ 2,149
	-	-	(14,645)	(5,032)

Of the amounts charged to accumulated other comprehensive income in equity from the valuation of derivative instruments, a loss of ₩3,603 million will be realized by December 31, 2009.

(F) The United States Department of Justice Antitrust Division (the Justice Department), European Commission and other countries' anti-trust authorities initiated an investigation into alleged anti-trust violations by sellers of TFT-LCD, DRAM, SRAM and Flash Memory, including the Company. Following the investigation by the Justice Department, several civil class actions were filed against the Company in the United States. As of balance sheet date, the outcome of the investigation and civil actions is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot be determined.

(G) Based on the agreement entered on August 24, 1999, with respect to Samsung Motor Inc.'s ("SMI") bankruptcy proceedings, Samsung Motor Inc.'s creditors ("the Creditors") filed a civil action against Mr. Kun Hee Lee, former chairman of the Company, and 28 Samsung Group affiliates including the Company under joint and several liability for failing to comply with such agreement. Under the suit, the Creditors have sought ₩2,450 billion for loss of principal on loans extended to SMI, a separate amount for breach of the agreement, and an amount for default interest.

On January 31, 2008, Seoul Administrative Court made the ruling on this case. Under the ruling, Samsung Group affiliates were ordered to pay approximately ₩1,634 billion to the Creditors by disposing 2,334,045 shares of Samsung Life Insurance (the "Shares") donated by Mr. Lee, excluding 1,165,955 shares already sold by the Creditors. If the proceeds from sale of Shares are not sufficient to satisfy their obligations, Samsung Group affiliates were obligated to satisfy the shortfall by either participating in the Creditors' equity offering or purchasing subordinated debentures issued by the Creditors. In addition, Samsung Group affiliates were ordered to pay default interest on ₩1,634 billion at 6% per annum for the period from January 1, 2001, to the date of settlement.

The Company, other Samsung Group affiliates, Mr. Lee, and the Creditors all have appealed the ruling, and currently, the second trial for this case is pending at Seoul High Court. The ultimate outcome of this case can not be determined at this time. Since the amount of Company's obligation is uncertain, the effects of this matter on the Company's financial statements can not be reasonably determined.

(H) As of December 31, 2008, the Company has been named as a defendant in legal actions filed by 25 overseas companies including Sharp Corporation, and as the plaintiff in legal actions against 4 overseas companies including ON Semiconductor Corporation for alleged patent infringements.

In addition to cases mentioned above, the Company has been involved in various claims and proceedings pending in the normal course of business as of December 31, 2008. The Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on financial position of the Company.

(I) As of December 31, 2008, SEA and eight other overseas subsidiaries have agreements with financial institutions to sell certain eligible trade accounts receivable under which, on an ongoing basis, a maximum of US$1,711 million can be sold. SEC and Living Plaza, one of SEC's domestic subsidiaries, have trade notes receivable discounting facilities with financial institutions, including Shinhan Bank with a combined limit of up to ₩718,000 million and a trade financing agreement with 23 banks including Woori Bank for up to US$9,774 million. In addition, SEC has a credit sales facility agreement with two banks, including Woori Bank and an accounts receivable factoring agreement with Korea Exchange Bank for up to ₩150,000 million. In relation to the credit sales facility agreement with Woori Bank (up to ₩70,000 million) and Kookmin Bank (up to ₩200,000 million), SEC has recourse obligations on the receivables where the extensions have been granted on the credit periods. The Company also has loan facilities with accounts receivable pledged as collaterals with four banks, including Woori Bank, for up to ₩875,000 million.

In addition, SEMES and two other domestic subsidiaries have credit purchase facility agreements of up to ₩117,000 million with Korean banks, including Hana Bank, and S-LCD and two other domestic subsidiaries have general term loan facilities of up to ₩170,000 million with Korean banks, including Kookmin Bank.

(J) As of December 31, 2008, SEC's domestic subsidiaries have provided a blank note and two notes amounting to ₩30,000 million, to financial institutions as collaterals for bank borrowings and for the fulfillment of certain contracts, which do not have a direct adverse effect on the operations or financial position of the Company.

(K) A domestic subsidiary of the Company, Samsung Card transferred certain eligible financial assets in accordance with the Act on Asset Backed Securitization of the Republic of Korea to several financial institutions ("FIs"). The transfer is with recourse and was completed through a Special Purpose Entity ("SPE") issued securities. In the event of non-performance of those transferred financial assets within certain measurement criteria noted in the transfer agreement, the Samsung Card is obliged to redeem the issued securities.

A transfer of the financial assets has been recognized as a sale, and accordingly has been derecognized from the financial statements. Total financial assets transferred amounted to ₩1,575,016 million for the year ended December 31, 2008 (2007: ₩852,750 million). As of December 31, 2008, ₩3,795,418 million (2007: ₩4,037,885 million) remain uncollected and outstanding with the financial institutions.

20. Capital Stock

Under its Articles of Incorporation, SEC is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, SEC is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. While the debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively.

SEC is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

SEC is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of December 31, 2008, 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock had been retired over three trenches, with the Board of Directors' approval.

As of December 31, 2008, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred stock shares which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings

SEC has issued global depositary receipts ("GDR") to overseas capital markets. The number of outstanding GDR as of December 31, 2008 and 2007, are as follows::

	2008		2007	
	Non-voting Preferred Stock	Common Stock	Non-voting Preferred Stock	Common Stock
Outstanding GDR				
- Share of Stock	3,402,937	8,661,570	3,459,872	10,629,358
- Share of GDR	6,805,874	17,323,140	6,919,744	21,258,716

21. Retained Earnings

Retained earnings as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)		2008		2007
Appropriated				
Legal reserve:				
Earned surplus reserve [1]	₩	450,789	₩	450,789
Discretionary reserve:				
Reserve for improvement of financial structure		204,815		204,815
Reserve for business rationalization		9,512,101		8,512,101
Reserve for overseas market development		510,750		510,750
Reserve for overseas investment losses		164,982		164,982
Reserve for research and human resource development		26,936,458		22,936,458
Reserve for export losses		167,749		167,749
Reserve for loss on disposal of treasury stock		3,100,000		2,550,000
Reserve for capital expenditure		8,816,905		8,216,439
		49,864,549		43,714,083
Unappropriated		5,555,022		7,351,091
Total	₩	55,419,571	₩	51,065,174

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through a resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

22. Dividends

SEC declared cash dividends to shareholders of common stock and preferred stock as interim dividends for the six-month periods ended June 30, 2008 and 2007, and as year-end dividends for the years ended December 31, 2008 and 2007.

Details of interim dividends and year-end dividends are as follows:

(A) Interim Dividends

(In millions of Korean won and number of shares)

		2008	2007
Number of shares eligible for dividends	Common stock	126,968,200 shares	126,217,610 shares
	Preferred stock	19,853,734 shares	19,853,734 shares
Dividend rate		10%	10%
Dividend amount	Common stock	₩ 63,484	₩ 63,109
	Preferred stock	9,927	9,927
		₩ 73,411	₩ 73,036

(B) Year-end Dividends

(In millions of Korean won and number of shares)

		2008	2007
Number of shares eligible for dividends	Common stock	127,035,908 shares	126,427,076 shares
	Preferred stock	19,853,734 shares	19,853,734 shares
Dividend rate	Common stock	100%	150%
	Preferred stock	101%	151%
Dividend amount	Common stock	₩ 635,180	₩ 948,203
	Preferred stock	100,261	149,896
		₩ 735,441	₩ 1,098,099

(C) Dividend Payout Ratio

(In millions of Korean won)	2008	2007
Dividends	₩ 808,852	₩ 1,171,135
Net income	5,525,904	7,425,016
Dividend payout ratio	14.64%	15.78%

(D) Dividend Yield Ratio

	2008		2007	
	Common Stock	Preferred Stock	Common Stock	Preferred Stock
Dividend per share	₩ 5,500	₩ 5,550	₩ 8,000	₩ 8,050
Market price [1]	464,625	278,250	566,600	426,700
Dividend yield ratio	1.18%	1.99%	1.41%	1.89%

[1] The average closing price for a week before 2 trading days prior to closing date of shareholders' list.

23. Treasury Stock

As of December 31, 2008, the Company holds 20,263,429 common shares and 2,979,693 preferred shares as treasury stocks.

24. Stock-Based Compensation

The Company has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms and the number of outstanding stock options as of December 31, 2008 is as follows:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Total grants	1,500,000	3,099,500	988,000	121,000	368,100	590,000	10,000	10,000
Forfeitures and exercises prior to 2008	730,644	1,996,796	457,681	38,318	167,978	53,061	2,800	-
Exercised during 2008	247,641	176,889	104,562	25,792	34,680	12,068	7,200	-
Outstanding stock options	521,715	925,815	425,757	56,890	165,442	524,871	-	10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	₩580,300	₩460,500	₩606,700
Exercise period from the date of the grant [2]	3-10years	3-10years	2-10years	2-10years	2-10years	2-10years	2-4years	2-10years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.

[2] All options currently in issue are fully vested.

25. Income Tax

Income tax expense for the years ended December 31, 2008 and 2007, consists of the following:

(In millions of Korean won)		2008		2007
Current income taxes	₩	1,198,146	₩	1,833,087
Deferred income taxes		(507,963)		(95,524)
Items charged directly to equity		(2,622)		(27,671)
	₩	687,561	₩	1,709,892

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2008 and 2007:

(In millions of Korean won)		2008		2007
Income before tax	₩	6,577,775	₩	9,632,873
Statutory tax rate		32.9%		33.1%
Expected taxes at statutory rate		2,161,473		3,193,028
Tax credit		(1,084,311)		(981,548)
Changes in tax rates		(34,444)		-
Others, net		(355,157)		(501,588)
Actual taxes	₩	687,561	₩	1,709,892
Effective tax rate		10.5%		17.8%

Deferred income tax assets and liabilities from tax effect of temporary differences including available tax credit carryforwards and undisposed accumulated deficit as of December 31, 2008, are as follows:

	Temporary Differences			Deferred Income Tax Asset (Liabilities)				
(In millions of Korea won)	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(1,455,564)	₩ 173,270	₩(1,282,294)	₩ (400,280)	₩ 104,151	₩ (296,129)	₩(154,271)	₩ (141,858)
Equity-method investments and others	(4,097,827)	(1,124,707)	(5,222,534)	(508,715)	(87,415)	(596,130)	-	(596,130)
Depreciation	(369,242)	310,779	(58,463)	(123,485)	68,982	(54,503)	15,995	(70,498)
Capitalized interest Expense	(49,718)	5,691	(44,027)	(13,673)	3,988	(9,685)	-	(9,685)
Accrued income	(209,713)	(13,892)	(223,605)	(57,577)	3,513	(54,064)	(54,064)	-
Allowance(technical expense, others)	2,485,219	841,039	3,326,258	691,150	154,903	846,053	754,929	91,124
Deferred foreign exchange gains	20,959	7,443	28,402	5,840	1,680	7,520	5,630	1,890
Foreign currency translation	-	486,833	486,833	-	115,933	115,933	85,224	30,709
Impairment losses on investments	508,150	8,808	516,958	139,541	(25,718)	113,823	-	113,823
Others	1,115,978	734,838	1,850,816	258,692	263,561	522,253	473,480	48,773
	₩(2,051,758)	₩1,430,102	₩ (621,656)	₩ (8,507)	₩ 603,578	595,071	1,126,923	(531,852)
Deferred tax assets arising from the carryforwards								
Undisposed accumulated deficit	₩ 3,226,268	₩ (772,852)	₩ 2,453,416	₩ 306,323	₩(127,372)	178,951	77,464	101,487
Tax credit carryforwards	₩ 1,240,611	₩ 101,504	₩ 1,342,115	₩ 791,219	₩ 142,325	933,544	931,120	2,424
Deferred tax relating to items charged to equity								
	₩(3,562,501)	₩(1,615,393)	₩(5,177,894)	₩(755,003)	₩ 72,831	(682,172)	(2,920)	(679,252)
						₩1,025,394	₩2,132,587	₩(1,107,193)

Deferred income tax assets and liabilities from tax effect of temporary differences including available tax credit carryforwards and undisposed accumulated deficit as of December 31, 2007, were as follows:

	Temporary Differences			Deferred Income Tax Asset (Liabilities)				
(In millions of Korea won)	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩ (2,042,850)	₩ 587,286	₩ (1,455,564)	₩(561,784)	₩ 161,504	₩ (400,280)	₩ (36,667)	₩ (363,613)
Equity-method investments and others	(2,627,490)	(1,470,337)	(4,097,827)	(395,923)	(112,792)	(508,715)	-	(508,715)
Depreciation	(865,817)	496,575	(369,242)	(256,028)	132,543	(123,485)	1,598	(125,083)
Capitalized interest expense	(126,786)	77,068	(49,718)	(34,866)	21,193	(13,673)	-	(13,673)
Accrued income	(223,414)	13,701	(209,713)	(61,157)	3,580	(57,577)	(57,155)	(422)
Allowance(technical expense, others)	2,356,597	128,622	2,485,219	653,549	37,601	691,150	648,569	42,581
Deferred foreign exchange gains	24,112	(3,153)	20,959	6,506	(666)	5,840	472	5,368
Impairment losses on investments	532,066	(23,916)	508,150	149,489	(9,948)	139,541	425	139,116
Others	1,049,223	66,755	1,115,978	254,048	4,644	258,692	169,502	89,190
	₩(1,924,359)	₩ (127,399)	₩ (2,051,758)	₩(246,166)	₩ 237,659	(8,507)	726,744	(735,251)
Deferred tax assets arising from the carryforwards								
Undisposed accumulated deficit	₩ 3,353,235	₩ (126,967)	₩ 3,226,268	₩ 246,060	₩ 60,263	306,323	20,090	286,233
Tax credit carryforwards	₩ 1,341,941	₩ (101,330)	₩ 1,240,611	₩ 988,122	₩ (196,903)	791,219	787,929	3,290
Deferred tax relating to items charged to equity	₩ (1,283,947)	₩(2,278,554)	₩(3,562,501)	₩ (355,117)	₩ (399,886)	(755,003)	(1,456)	(753,547)
						₩ 334,032	₩ 1,533,307	₩(1,199,275)

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated realizable value.

Temporary differences, whose deferred tax effects were not recognized due to the uncertainty regarding ultimate realizability such assets, as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)	**2008**	**2007**
Ⅰ. Deductible temporary differences		
Equity-method investments and others[2]	₩ 588,783	₩ 422,188
Undisposed accumulated deficit	1,700,465	2,235,756
Tax credit carryforwards	305,227	413,966
Others	50,383	161,308
Ⅱ. Taxable temporary differences		
Land revaluation[1]	(397,985)	(398,538)
Equity-method investments and others[2]	(2,924,351)	(1,807,196)
Others	(201)	(344)

[1] It is uncertain that the temporary differences arising from the revaluation of the land are realizable as it is uncertain that the land will be disposed in the foreseeable future.

[2] The Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from earnings arising from certain subsidiaries and equity method investments within the foreseeable future.

Deferred income tax assets and liabilities and income tax expense charged directly to equity as of and for the years ended December 31, 2008 and 2007, are as follows:

(In millions of Korean won)	**2008**	**2007**
Ⅰ. Deferred income tax assets and liabilities		
Gain(Loss) on valuation of available-for-sale securities and others	₩ (682,172)	₩ (755,003)
Ⅱ. Income tax expense		
Gain on sale of treasury stock and others	₩ (2,622)	₩ (27,671)

26. Earnings Per Share

Basic earnings per share were computed using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share include the additional dilutive effect of the Company's potentially dilutive securities including stock options.

Basic earnings per share for the years ended December 31, 2008 and 2007, is calculated as follows:

(In millions, except per share amounts)	2008	2007
Net income as reported on the statements of income	₩ 5,525,904	₩ 7,420,579
Adjustments:		
Dividends for preferred stock	(110,188)	(159,823)
Undeclared participating preferred stock dividend	(637,556)	(825,162)
Excess payment for preferred shares over carrying value	-	(169,607)
Net income available for common stock	4,778,160	6,265,987
Weighted-average number of common shares outstanding	126,795,572	126,580,267
Basic earnings per share (in Korean won)	₩ 37,684	₩ 49,502

Diluted earnings per share for the years ended December 31, 2008 and 2007, is calculated as follows:

(In millions, except per share amounts)	2008	2007
Net income available for common stock	₩ 4,778,160	₩ 6,265,987
Adjustment:		
Compensation expense for stock options	-	-
Net income available for common stock and common equivalent shares	4,778,160	6,265,987
Weighted-average number of shares of common stock and common shares equivalent [1]	127,963,702	128,075,176
Diluted earnings per share (in Korean won)	₩ 37,340	₩ 48,924

[1] Common shares equivalent

	2008		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	1,168,130	366/366	1,168,130

	2007		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	1,494,909	365/365	1,494,909

The number of dilutive shares of outstanding stock options is calculated by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental number of shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator in calculating diluted earnings per share.

Potential common stock shares that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share for the year ended December 31, 2008, because they are anti-dilutive, are as follows:

	Exercise Period	Quantity	Exercise Price (per share)	
Stock options	April 17, 2006 ~ April 16, 2014	524,871 shares	₩	580,300
Stock options	December 21, 2007 ~ December 20, 2015	10,000 shares	₩	606,700

27. Consolidated Comprehensive Income

Consolidated comprehensive income for the years ended December 31, 2008 and 2007, consist of:

(In millions of Korean won)		2008		2007
Net income	₩	5,890,214	₩	7,922,981
Changes in accumulated gain on valuation of available-for-sale securities, net of related income taxes of ₩371,759 million (2007: ₩338,645 million)		(660,687)		941,648
Changes in accumulated loss on valuation of available-for-sale securities, net of related income taxes of ₩30 million (2007: ₩211 million)		(28,799)		248
Changes in share of equity-method investees' accumulated other comprehensive income, net of related income taxes of ₩12,349 million (2007: ₩60,599 million)		5,737		109,633
Changes in share of equity-method investees' accumulated other comprehensive loss, net of related income taxes of ₩729 million (2007: ₩459 million)		(5,424)		35,870
Foreign currency translation adjustment, net of tax of ₩324,059 million (2007: ₩13,828 million)		2,735,128		525,538
Gain (loss) on valuation of derivative instruments, net of tax of ₩13,802 million (2007: ₩2,202 million)		(46,313)		5,761
Consolidated comprehensive income	₩	7,889,856	₩	9,541,679
Attributable to :				
Controlling interests	₩	7,458,595	₩	8,763,144
Minority interests		431,261		778,535
	₩	7,889,856	₩	9,541,679

28. Inter-Company transactions

(A) Significant transactions between SEC and its consolidated subsidiaries, which have been eliminated during consolidation, for the years ended December 31, 2008 and 2007, and the related receivables and payables as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)

	Sales		Purchases		Receivables [1]		Payables	
Subsidiaries	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
SJC	₩ 4,315,405	₩ 3,878,456	₩ 2,506,250	₩ 1,816,334	₩ 93,210	₩ 266,067	₩ 48,672	₩ 164,459
SLCD	2,056,610	1,272,134	3,879,111	2,401,750	861,718	618,180	295,930	270,395
STA	5,137,179	2,042,880	785,536	490,280	462,437	240,957	329,555	182,683
SET	5,495,042	4,846,588	943,183	749,573	212,309	389,544	5,811	31,958
SSI	6,666,062	6,339,597	48,213	32,249	561,770	537,142	15,458	-
SAPL	1,811,626	1,977,577	999,342	868,209	72,209	166,710	16,833	43,345
SEHK	2,684,351	2,602,602	1,416,165	1,251,867	292,780	305,260	7,130	67,928
SEA	1,090,980	681,968	2,375,123	1,588,155	24,773	136,749	68,949	58,545
SSEG	5,347,442	4,683,872	6,483	16,476	547,879	566,969	-	5,712
SEO	568,112	683,950	55,261	43,322	56,060	210,339	19,413	13,087
SEUK	1,687,522	1,275,001	291,741	128,178	30,794	24,554	100,428	46,473
SEF	1,556,652	1,149,175	99,795	26,613	163,232	100,131	33,204	14,228
SSEL	1,311,566	1,285,898	10,735	1,855	97,717	192,224	574	8
SII	737,947	697,578	5,507	21,106	63,881	81,189	1,141	320
SEI	578,121	478,643	131,800	38,400	10,628	33,078	61,078	26,220
SELS	561,185	361,466	9,393	8,378	123,956	68,825	196	1,466
TSTC	2,432,163	3,039,144	1,122,679	14,179	160,086	259,299	67,646	1,051
SESC	163,915	128,307	529,438	418,026	24,257	25,235	55,793	46,305
Others	14,973,998	12,055,982	11,295,168	5,689,401	2,077,204	1,586,341	1,545,259	926,603
	₩ 59,175,878	₩ 49,480,818	₩26,510,923	₩15,604,351	₩ 5,936,900	₩ 5,808,793	₩ 2,673,070	₩ 1,900,786

[1] Include the sale of subsidiaries' receivables to third party financial institutions as of December 31, 2008 and 2007.

(B) Significant transactions among subsidiaries for the years ended December 31, 2008 and 2007, and the related receivables as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)		Sales		Receivables	
Seller	Purchaser	2008	2007	2008	2007
SESK	SELS	₩ 4,832,457	₩ 3,832,499	₩ 396,408	₩ 295,821
SII	SEA	5,117,141	3,180,049	8,142	106,428
SEH	SELS	2,656,769	1,800,663	162,888	157,534
TSTC	STA	57,826	1,216,822	66	22,088
SELS	SEUK	1,602,037	1,171,582	11,523	16,292
SELS	SEF	1,427,862	1,147,339	13,414	13,920
SSI	SII	2,087,497	1,017,949	105,602	70,869
SSKMT	STA	383,475	988,373	-	75,713
SSEG	SESK	1,437,963	943,860	159,960	81,362
SET	SESK	1,041,481	917,890	5,536	113,318
TSED	SCIC	556,563	845,589	55,270	63,120
SET	SEH	1,073,728	822,217	9,902	92,878
SELS	SEG	1,203,847	815,416	46,878	32,299
SELS	SEI	1,131,029	784,213	8,986	9,760
SET	TSED	721,469	693,862	16,983	74,450
Others		31,808,159	23,811,663	3,417,233	2,814,220
		₩57,139,303	₩43,989,986	₩4,418,791	₩4,040,072

The significant intercompany loans among subsidiaries for the year ended December 31, 2008, amount to ₩3,414,022 million (2007: ₩1,516,374 million).

29. Related Party Transactions

(A) Significant transactions between SEC and equity-method investees for the years ended December 31, 2008 and 2007, and the related receivables and payables as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)	Sales		Purchases		Receivables		Payables	
Equity-method Investees	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Samsung SDI	₩ 91,363	₩120,793	₩ 569,683	₩ 860,198	₩ 2,831	₩ 9,783	₩ 48,093	₩ 86,296
Samsung SDS	60,166	33,563	933,386	726,661	8,549	12,368	243,765	158,481
Samsung Electro-Mechanics	17,540	32,109	1,172,753	1,126,395	2,281	2,664	62,025	64,529
Samsung Corning Precision Glass	71,940	132,233	1,369,370	865,935	22,248	12,562	126,680	47,330
Samsung Techwin	77,804	66,099	507,263	448,501	24,985	22,520	88,973	31,413
Seoul Commtech	9,488	9,868	137,616	127,668	4,550	5,807	42,809	32,633
Others	126,854	115,354	353,786	252,222	29,534	37,844	86,137	43,650
	₩455,155	₩510,019	₩5,043,857	₩4,407,580	₩94,978	₩103,548	₩698,482	₩464,332

(B) Significant transactions between SEC subsidiaries and equity-method investees for the years ended December 31, 2008 and 2007, and the related receivables as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)		Sales		Receivables	
Seller	**Purchaser**	**2008**	**2007**	**2008**	**2007**
Samsung SDI	SII	₩ 300,780	₩ 415,381	₩ 3,209	₩ 14,174
SJC	Samsung SDI	230,836	236,834	52,276	20,248
Samsung SDI	SESK	212,763	292,685	3,398	16,142
SJC	Samsung Electro-Mechanics	141,404	109,669	13,282	11,925
SJC	Samsung Techwin	87,224	87,960	15,409	25,980
Samsung SDI	SDMA	82,969	53,971	4,928	1,434
Samsung Techwin	SELS	81,024	-	2,507	-
Samsung SDI	SESC	79,484	28,824	28,255	10,480
Samsung SDI	SJC	78,506	54,019	-	11,852
Samsung Techwin	SEA	64,845	-	544	-
Others		3,195,064	2,728,863	383,856	302,826
		₩4,554,899	₩ 4,008,206	₩507,664	₩ 415,061

30. Research and Development Costs

Research and development costs incurred and expensed for the years ended December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	2008	2007
Research expenses	₩ 2,677,815	₩ 2,353,844
Ordinary development expenses	4,380,095	3,720,115
	₩ 7,057,910	₩ 6,073,959

31. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2008 and 2007, assets and liabilities denominated in foreign currencies are as follows:

(In millions of Korean won and foreign currencies)

		Foreign Companies			Domestic Companies		
		2008		2007	2008		2007
Account	Foreign Currency	Foreign Currency Amount	Korean Won (Equivalent)	Korean Won (Equivalent)	Foreign Currency Amount	Korean Won (Equivalent)	Korean Won (Equivalent)
Cash and cash equivalent, and financial instruments	USD	1,072	₩ 1,348,191	₩ 827,532	708	₩ 890,384	₩ 684,564
	JPY	3,954	55,110	13,012	10,000	139,389	93,225
	EUR	356	632,326	623,082	-	-	56,967
	Others		1,929,356	1,372,737		-	338
			3,964,983	2,836,363		1,029,773	835,094
Trade accounts and notes receivable	USD	732	920,706	1,368,286	197	247,613	503,871
	JPY	93,541	1,303,857	973,027	2,567	35,778	27,148
	EUR	1,933	3,433,126	2,332,303	83	147,685	30,961
	Others		5,149,734	4,951,467		20,644	2,558
			10,807,423	9,625,083		451,720	564,538
Other assets	USD	389	488,873	261,912	384	482,825	298,564
	JPY	27,402	381,956	251,022	7,604	105,990	20,870
	EUR	92	164,146	150,645	68	120,970	41,253
	Others		916,842	331,463		6,069	6,676
			1,951,817	995,042		715,854	367,363
Total foreign currency assets			₩ 16,724,223	₩ 13,456,488		₩ 2,197,347	₩ 1,766,995

		Foreign Companies			Domestic Companies		
		2008		2007	2008		2007
Account	Foreign Currency	Foreign Currency Amount	Korean Won (Equivalent)	Korean Won (Equivalent)	Foreign Currency Amount	Korean Won (Equivalent)	Korean Won (Equivalent)
Trade accounts and notes payable	USD	377	₩ 473,898	₩ 863,232	678	₩ 852,338	₩ 431,733
	JPY	66,231	923,185	956,493	18,820	262,333	275,803
	EUR	100	178,380	166,883	6	10,341	3,489
	Others		2,227,443	2,664,612		9,664	468
			3,802,906	4,651,220		1,134,676	711,493
Short-term borrowings (including document against acceptance)			4,109,022	1,878,552		2,990,203	4,323,095
Other current liabilities	USD	822	1,033,153	624,631	2,867	3,605,604	1,367,549
	JPY	11,903	165,918	65,491	21,729	302,878	164,699
	EUR	919	1,632,028	1,180,168	280	496,861	581,541
	Others		2,247,139	1,532,585		148,339	90,843
			5,078,238	3,402,875		4,553,682	2,204,632
Long-term other accounts payable	USD	50	62,876	93,820	253	318,078	293,824
	Others		97,827	102,433		4,608	24,618
			160,703	196,253		322,686	318,442
Foreign currency notes and bonds (including current portions)	USD	50	62,875	46,910	274	344,808	192,331
Long-term debts (including current Maturities)	USD	512	644,090	42,943	250	314,375	290,842
	JPY	5,560	77,500	48,533	4,957	69,101	-
	Others		241,091	187,246		-	-
			962,681	278,722		383,476	290,842
Total foreign currency liabilities			₩ 14,176,425	₩10,454,532		₩ 9,729,531	₩ 8,040,835

Monetary assets and liabilities of overseas subsidiaries after eliminating intercompany transactions are translated at the foreign exchange rate in effect as of the balance sheet date.

Foreign currency translation gains and losses for the year ended December 31, 2008, amounted to ₩447,885 million and ₩1,070,358 million, respectively.

32. Segment Information

A summary of consolidated financial data by industry as of December 31, 2008 and 2007, and for the years then ended, are follows:

	Consolidated Balance Sheets by Industry			
(In millions of Korean won)	Non-financial Business		Financial Business	
	2008	2007	2008	2007
Assets				
Current assets	₩ 40,405,529	₩ 35,437,169	₩ 8,562,959	₩ 6,464,785
Investments	7,255,750	7,497,133	5,570,976	5,727,153
Property, plant and equipment	42,448,832	37,336,483	48,364	45,100
Intangible assets	741,346	645,247	45,943	59,429
Other non-current assets	1,465,850	1,394,431	205,393	197,410
Total assets	₩ 92,317,307	₩ 82,310,463	₩ 14,433,635	₩ 12,493,877
Liabilities				
Current liabilities	₩ 27,345,976	₩ 24,976,013	₩ 4,861,094	₩ 4,819,963
Non-current liabilities	4,366,119	3,492,217	5,803,507	4,115,035
Total liabilities	₩ 31,712,095	₩ 28,468,230	₩ 10,664,601	₩ 8,934,998

(In millions of Korean won)	Consolidated Statements of Income by Industry			
	Non-financial Business		Financial Business	
	2008	2007	2008	2007
Sales	₩ 118,376,276	₩ 96,090,565	₩ 2,926,714	₩ 2,426,287
Cost of sales	88,526,410	69,940,425	1,236,017	939,409
Selling, general and administrative expenses	24,141,296	17,681,817	1,367,467	981,220
Operating profit	5,708,570	8,468,323	323,230	505,658
Non-operating income	10,860,880	4,157,704	68,562	183,424
Non-operating expenses	10,255,568	3,482,316	22,791	3,318
Income before income tax	6,313,882	9,143,711	369,001	685,764
Income tax expense	616,473	1,555,717	71,088	154,175
Net income	₩ 5,697,409	₩ 7,587,994	₩ 297,913	₩ 531,589
Attributable to:				
Controlling interests	5,525,904	7,420,579		
Minority interests	171,505	167,415		
	₩ 5,697,409	₩ 7,587,994		

The Company has following major business segments:

- Semiconductor - memory, system LSI and HDD;
- Telecommunications - handsets, network system and computers;
- LCD - liquid crystal display panel;
- Digital Media - TV, monitors, printers and digital appliances; and
- Others - financing, software, etc.

Operating data according to business segment as of and for the year ended December 31, 2008:

(In millions of Korean won)

	2008 Summary of Business by Segment						
	Digital Media	**Telecom-munications**	**Semi-Conductor**	**LCD**	**Others**	**Elimination**	**Consolidated**
Gross sales	₩ 90,443,226	₩ 64,676,221	₩ 41,760,580	₩ 42,707,995	₩ 26,465,381	₩ (144,759,084)	₩ 121,294,319
Intersegment sales	(48,251,458)	(30,107,544)	(19,407,221)	(21,190,427)	(16,965,796)	135,922,446	-
Net sales[1]	₩ 42,191,768	₩ 34,568,677	₩ 22,353,359	₩ 21,517,568	₩ 9,499,585	₩ (8,836,638)	₩ 121,294,319
Operating profit[2]	₩ 396,183	₩ 2,976,174	₩ (1,970)	₩ 2,346,047	₩ 315,429	₩ -	₩ 6,031,863
Total assets	₩ 32,469,248	₩ 24,536,835	₩ 38,054,435	₩ 22,112,165	₩ 26,035,808	₩ (37,907,841)	₩ 105,300,650

[1] Net sales include intersegment sales of SEC and foreign subsidiaries.
[2] Operating profit of each segment is inclusive of all consolidation eliminations.

Operating data according to business segment as of and for the year ended December 31, 2007:

(In millions of Korean won)

	2007 Summary of Business by Segment						
	Digital Media	Telecom-munications	Semi-Conductor	LCD	Others	Elimination	Consolidated
Gross sales	₩ 66,207,662	₩ 47,293,364	₩ 41,765,150	₩ 32,500,801	₩ 20,824,646	₩ (110,083,806)	₩ 98,507,817
Intersegment sales	(35,687,457)	(20,599,036)	(19,433,649)	(15,438,278)	(12,840,379)	103,998,799	-
Net sales[1]	₩ 30,520,205	₩ 26,694,328	₩ 22,331,501	₩ 17,062,523	₩ 7,984,267	₩ (6,085,007)	₩ 98,507,817
Operating profit[2]	₩ 1,094,989	₩ 2,892,246	₩ 2,347,239	₩ 2,115,629	₩ 523,183	₩ -	₩ 8,973,286
Total assets	₩ 23,605,531	₩ 25,954,291	₩ 35,051,679	₩ 17,750,581	₩ 16,380,645	₩ (25,367,591)	₩ 93,375,136

[1] Net sales include intersegment sales of SEC and foreign subsidiaries.

[2] Operating profit of each segment is inclusive of all consolidation eliminations.

The presentation and classification of 2007 was revised for comparability with 2008 presentation.

Samsung Electronics Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

Operating data of entities classified according to geographic area as of and for the year ended December 31, 2008:

2008 Summary of Business by Geographic Area

(In millions of Korean won)	Korea							
	Domestic	**Export**	**Americas**	**Europe**	**Asia**	**China**	**Elimination**	**Consolidated**
Gross sales	₩ 21,398,073	₩ 69,074,728	₩ 45,246,448	₩ 54,416,816	₩ 29,242,661	₩ 46,674,677	₩ (144,759,084)	₩ 121,294,319
Intersegment sales	(5,935,230)	(60,976,594)	(19,804,936)	(20,186,680)	(10,053,631)	(27,802,013)	144,759,084	-
Net sales	₩ 15,462,843	₩ 8,098,134	₩ 25,441,512	₩ 34,230,136	₩ 19,189,030	₩ 18,872,664	₩ -	₩ 121,294,319
Operating profit	₩ 4,648,865		₩ 90,559	₩ 261,827	₩ 301,440	₩ 404,699	₩ 324,473	₩ 6,031,863
Total assets	₩ 94,013,961		₩ 18,887,777	₩ 13,927,357	₩ 7,218,168	₩ 9,161,228	₩ (37,907,841)	₩ 105,300,650

Operating data of entities classified according to geographic area as of and for the year ended December 31, 2007:

2007 Summary of Business by Geographic Area

(In millions of Korean won)	Korea							
	Domestic	**Export**	**Americas**	**Europe**	**Asia**	**China**	**Elimination**	**Consolidated**
Gross sales	₩ 18,962,111	₩ 57,414,865	₩ 31,657,811	₩ 41,703,043	₩ 23,668,887	₩ 35,184,906	₩ (110,083,806)	₩ 98,507,817
Intersegment sales	(4,788,207)	(50,449,491)	(12,089,350)	(14,751,677)	(7,928,861)	(20,076,220)	110,083,806	-
Net sales	₩ 14,173,904	₩ 6,965,374	₩ 19,568,461	₩ 26,951,366	₩ 15,740,026	₩ 15,108,686	₩ -	₩ 98,507,817
Operating profit	₩ 6,819,490		₩ 206,549	₩ 641,551	₩ 329,685	₩ 723,686	₩ 252,325	₩ 8,973,286
Total assets	₩ 84,014,706		₩ 10,458,239	₩ 10,877,916	₩ 5,593,774	₩ 7,798,092	₩ (25,367,591)	₩ 93,375,136

The presentation and classification of 2007 was revised for comparability with 2008 presentation.

33. Transaction Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2008 and 2007, are as follows:

(In millions of Korean won)		2008		2007
Write-off of accounts receivables and others	₩	502,243	₩	483,841
Increase (decrease) in gain on valuation of available-for-sale securities		656,703		956,298
Increase in loss on valuation of available-for-sale securities		28,656		1,139
Decrease in gain on valuation of available-for-sale securities due to disposal		3,983		14,650
Decrease in loss on valuation of available-for-sale-securities due to disposal		143		1,387
Increase in share of equity-method investees' accumulated other comprehensive income		7,111		109,633
Decrease in share of equity-method investees' accumulated other comprehensive loss		6,309		35,870
Current maturities of long-term prepaid expenses		217,812		168,268
Current maturities of long-term debts		71,465		72,520
Reclassification of construction-in-progress and machinery-in-transit to other property, plant and equipment accounts		10,297,439		11,834,995
Current maturities of other long-term liabilities		303,914		304,374
Current maturities of long-term advances received		168,650		171,383
Current maturities of long-term accrued expenses		270,702		433,943

34. Subsequent Event

Subsequent to December 31, 2008, Samsung Card, one of SEC domestic subsidiary issued unguaranteed bonds amounting to ₩310,000 million(bond issue number 1811 through 1820) as of the date of this report.

[illegible]	검 사	결 정
40	50	
/	/	/


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삼성전자

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금융위원회
한국증권거래소 귀중

증권거래법 제186조의2의 규정에 의하여 사업보고서를 제출합니다.

2009년 3월 31일

회 사 명 : 삼성전자주식회사
대표이사 : 이 윤 우 (인)
본점소재지 : 경기도 수원시 영통구 매탄3동 416번지
(전화번호) 031-200-1114
작성책임자 : (직책) 경영지원팀장 (성명) 이 선 종 (인)
(전화번호) 02-2255-7616

목 차

대표이사등의 확인 · 서명

확 인 서

우리는 당사의 대표이사 및 신고업무담당이사로서 이 사업보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인 · 검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 사업보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

또한, 당사는 「주식회사의외부감사에관한법률」 제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.(「주식회사의외부감사에관한법률」 제2조에 의한 외감대상법인에 한함)

2009. 3. 31

삼성전자 주식회사

대표이사 이 윤 우 (서명)

신고업무담당임원 이 선 종 (서명)

대표이사등의 확인 · 서명

확 인 서

우리는 당사의 대표이사 및 신고업무담당이사로서 이 사업보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인 · 검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 사업보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

또한, 당사는 「주식회사의외부감사에관한법률」 제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.(「주식회사의외부감사에관한법률」 제2조에 의한 외감대상법인에 한함)

2009. 3. 31

삼성전자 주식회사

대표이사 이 윤 우 (서명) 

신고업무담당임원 이 선 종 (서명) 

대표이사등의 확인· 서명

I. 회사의 개황

1. 회사의 목적

가. 회사가 영위하는 목적사업

목 적 사 업	비 고
1. 전자전기기계기구 및 관련기기와 그 부품의 제작, 판매, 수금대행 및 임대,서비스업 2. 통신기계기구 및 관련기기와 그 부품의 제작, 판매, 수금대행 및 임대, 서비스업 3. 의료기기의 제작 및 판매업 4. 광디스크 및 광원응용기계기구와 그 부품의 제작, 판매, 서비스업 5. 광섬유, 케이블 및 관련기기의 제조, 판매, 임대, 서비스업 6. 전자계산조직 및 동 관련제품의 제조, 판매, 수금대행 및 임대, 서비스업 7. 저작물, 컴퓨터프로그램 등의 제작, 판매, 임대업 8. 노우하우 기술의 판매, 임대업 9. 정보통신시스템에 관련된 구성 및 운영과 역무의 제공 10. 자동제어기기 및 응용설비의 제작, 판매, 임대, 서비스업 11. 공작기계 및 부품의 제작, 판매, 임대, 서비스업 12. 계량기, 측정기 등의 교정검사업 및 제작, 판매업 13. 반도체 및 관련제품의 제조, 판매업 14. 반도체 제조장치의 제조, 판매업 15. 반도체제조를 위한 원부자재의 제조, 판매업 16. 전 각항의 기술용역, 정보통신공사업 및 전기공사업 17. 기타 기계기구의 제작 및 판매업 18. 합성수지의 제조, 가공 및 판매업 19. 금을 제외한 금속의 제련가공 및 판매업 20. 수출입업 및 동 대행업 21. 경제성식물의 재배 및 판매업 22. 부동산업 23. 물품매도 확약서 발행업 24. 주택사업 임대 및 분양 25. 운동, 경기 및 기타 관련사업 26. 전동기, 발전기 및 전기변환장치 제조업 27. 전기공급 및 제어장치 제조업 28. 교육 서비스업 및 사업관련 서비스업 29. 각항에 관련된 부대사업 및 투자	

나. 자회사가 영위하는 목적사업

- 해당사항 없음

다. 향후 추진하고자 하는 사업

- 사업보고서 제출일 현재 이사회 결의 또는 주주총회 결의 등을 통하여 향후 추진하기로 결정된 사업은 없음

2. 회사의 연혁

가. 당해 회사의 연혁

(1) 설립 이후의 변동상황

1969.01.13	삼성전자공업주식회사 설립
1975.06.11	기업공개
1978.07.28	SEA(미국현지판매법인) 설립
1982.09.13	포루투칼 현지법인 CTV 공장 생산 개시
1983.12.27	SII(미국현지생산법인) 설립
1984.12.04	SII(미국현지생산법인) 공장 준공
1985.12.19	국내 제 1호 해외전환사채 발행
1987.01.05	주권병합(액면가 5,000원)
1987.10.01	SEMUK(영국현지생산법인) 공장 준공
1988.05.18	미국 마이크로파이브사(MFC)인수
1988.10.01	프랑스 빠이오사와 합작회사(SEF) 설립
1988.10.17	태국 합작회사(THAI - SAMSUNG CO.) 설립
1988.10.21	SAMEX(멕시코현지생산법인) 공장 준공
1989.03.14	SMI(인도네시아생산법인) 설립
1989.03.24	SETAS(터어키합작생산법인) 설립
1989.05.30	헝가리에 국내 최초 현지공장 설립 계약
1989.06.20	컴퓨터사업부문 별도 부문으로 독립
1990.06.15	SEH(헝가리 현지생산법인)공장 준공
1990.06.19	SESA(스페인 현지생산법인) 공장 준공
1990.12.21	SEMA(말레이지아 현지생산법인) 공장 준공
1991.04.19	소련 전자교환기 합작공장설립 계약
1992.10.29	국내 민간업체 최초로 양키본드 발행
1992.12.05	전사 통합경영 체제로 조직개편
1993.05.03	반도체 분야의 세계적인 기업 미국의 HMS사 인수
1993.06.03	16M DRAM 반도체 양산공장 준공
1994.01.05	포루투칼에 반도체 합작공장 설립
1994.03.01	중국 첸진에 CTV 공장 설립
1994.08.02	광주 하남공단 착공

1995.01.05 미 IGT사(ATM 전문회사) 인수
1995.02.28 미 AST사(컴퓨터제조업체)지분 40.25%인수
1995.09.22 1억 8천 9백만불 FRN 발행
1995.11.02 1억 5천만불 DR 발행
1996.05.03 광주 제 2공장 착공
1997.02.15 인텔사, 오스틴 반도체 공장에 지분 10% 참여
1998.06.10 반도체 장비 부품제조업체 IPC사(미Long's사와 합작) 설립
1999.01.21 인텔사, 삼성전자에 1억불 투자
1999.04.09 반도체 장비 합작사 설립(회사명 : B.M.A)
1999.07.30 애플사, 삼성전자에 1억불 투자
2000.02.08 전략시스템사업부문 삼성톰슨CSF에 양도
2000.05.03 세계최대 전자상거래 회사 ehitex.com설립 공동참여
2001.01.15 TFT-LCD 3년 연속 세계1위
2001.01.19 휴대폰생산 5천만대 돌파
2001.02.19 세계 첫 0.13 미크론 8M 저전력S램 개발
2001.03.22 삼성전자- DELL사 전략적 제휴체결
2001.07.18 삼성전자-AOL 타임워너 전략적 제휴 체결
2001.08.14 전세계 해외법인 ERP시스템 구축 완료
2001.08.22 세계 최대 40인치 TFT-LCD 개발
2001.09.21 삼성 휴대폰, 전세계 GSM 규격 공인 취득
2002.06.05 70나노급 반도체 신공정 개발
2002.06.16 세계 IT 100대 기업 1위 선정
2002.09.17 세계 최초 나노 메모리 상용화
2002.12.27 디지털TV용 세계 최대 54인치 TFT-LCD 개발
2003.02.05 전자업계 최초로 해외 전법인 거래 자동화 시스템 구축
2003.03.06 TDMA 컬러폰 업계 첫 출시
2003.03.11 2002년 세계 3위 휴대폰 업체로 부상
2003.05.05 美 오스틴 반도체 공장 대규모 투자 발표
2003.05.28 LCD 7세대라인 규격 확정
2003.09.24 세계 최초 지상파 DMB 수신기 개발
2003.09.29 세계 최초 70나노 4기가 NAND 플래시 개발
2003.11.23 본점 소재지 수원시 팔달구 매탄동 416에서

수원시 영통구 매탄동 416으로 소재지 이동없이 구만 변경됨

2004.03.04	세계 최초 70나노 D램 공정기술 개발
2004.03.08	美 IBM사와 시스템LSI 전략적 제휴
2004.04.03	삼성전자-도시바, 광저장기기 합작사 출범
2004.04.21	중국에 WCDMA 합작사 설립
2004.04.26	SONY와 TFT- LCD 합작사인 에스엘시디(주) 설립
2004.05.12	세계 최고속 모바일 DDR SD램 개발
2004.06.15	세계 최초 지상파 DMB칩 개발
2004.09.20	세계 최초 60나노 8기가 Nand Flash 개발
2005.01.04	세계최대 21인치 TV용 OLED 개발
2005.01.10	세계 최초 8칩 MCP 적층기술 개발
2005.02.17	세계 최초 DDR3 D램 개발
2005.03.07	세계 최대 82인치 TFT-LCD 개발
2005.06.21	세계 최초 90나노 512Mb GDDR3 양산
2005.07.14	해외 신용평가도 초일류 수준 A3에서 A1로 두단계 상향
2005.09.12	세계 최초 50나노 16기가 낸드플래시 개발
2005.09.29	화성 반도체 단지 제2기 본격투자 개시
2005.11.01	탕정 LCD 7-2라인 시생산 성공
2006.01.26	S&P社, 삼성전자 신용등급 상향 조정(A- 에서 A로 상향조정)
2006.03.09	인도 휴대폰 공장 준공
2006.03.10	세계 최초 1,000만 화소폰 개발
2006.04.11	소니와 LCD 8세대 의향서 체결
2006.04.15	美 오스틴 반도체공장 증설
2006.07.14	삼성전자-소니, 8세대 합작계약 체결
2006.07.15	독일 실트로닉社와 웨이퍼 합작사 설립을 위한 지주회사 설립
2007.06.11	러시아 현지 TV공장 건설
2007.08.28	세계 최대 8세대 LCD라인(S-LCD) 양산 출하 개시
2008.04.28	대표이사변경 변경전 : 이건희, 윤종용, 이학수, 이윤우, 최도석 변경후 : 윤종용, 이윤우, 최도석
2008.05.14	대표이사변경 변경전 : 윤종용, 이윤우, 최도석 변경후 : 이윤우, 최도석
2008.11.17	서초사옥 입주

(2) 상호의 변경

1984.02.28 삼성전자주식회사로 상호변경

변경사유 : 1984년 2월 28일자 정기주주총회 결의에 의거 상호를 삼성전자공업주식회사에서 삼성전자주식회사로 변경

(3) 합병, 분할(합병), 포괄적 주식교환 · 이전, 중요한 영업의 양수 · 도 등

결산일로부터 과거 10년 동안 합병, 분할(합병), 포괄적 주식교환 · 이전, 및 중요한 영업의 양수 · 도에 해당하는 사항 없음

(4) 생산설비의 변동

2008.03.14 반도체 라인 공정 Upgrade 및 보완 투자

2008.03.21 LCD 건설 투자

2008.05.26 메모리 라인 공정 Upgrade 및 보완 투자

2008.07.14 메모리 라인 증설 및 공정 Upgrade

※ 상기 생산설비의 변동일자는 생산설비 투자에 대한 경영위원회 결의일임

(5) 경영활동과 관련된 중요한 사실의 발생

2008.01.31 Matsushita사와 특허 상호 라이센스 계약 체결

2008.02.28 업계 최초 3D PDP TV 「파브 칸느 450」 출시

2008.03.06 '파브 보르도 650' 풀HD LCD TV 출시

2008.04.03 터치스크린폰 'Instinct', 'CTIA 2008' 최고 휴대폰상 수상

2008.04.10 모바일 와이맥스 국제 공인 인증 획득

2008.04.25 소니사와의 LCD 8-2라인 합작계약 체결

2008.04.25 SLCD와 LCD 제품 생산 및 판매에 필요한 지적재산권(IP) 라이센스 상호 제공 계약 체결 예정

2008.05.06 인텔-TSMC와 450mm 웨이퍼 전환 협력

2008.05.26 세계 최고속 수준 차세대 모바일 제품 개발

2008.07.25 삼성SDI와 AMOLED 및 중소형 LCD사업 경쟁력 강화를 위한 합작법인 설립 결정

2009.01.14 Interdigital (IDC)사와 특허 라이센스 계약 체결

2009.01.22 Chunghwa Picture Tubes, Ltd. (CPT)사와 특허 라이센스 계약 체결

2009.01.22 세계 최초 40나노급 DDR2 D램 개발

2009.02.17 삼성전기(주)와 LED사업 경쟁력 강화를 위한 합작법인 설립 결정

나. 회사가 속해 있는 기업집단

(1) 기업집단의 명칭

① 기업집단의 명칭 : 三星

② 기업집단의 지배자 : 李 健 熙

(2) 기업집단에 소속된 회사

(2008.12.31 현재)

구 분	회사수	회 사 명
상장사	17	삼성물산, 제일모직, 삼성전자, 삼성에스디아이, 삼성테크윈, 삼성전기, 삼성중공업, 삼성카드, 호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획, 크레듀, 에이스디지텍
비상장사	45	삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴,가치네트, 오픈타이드코리아, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 생보부동산신탁, 애니카자동차손해사정서비스, 인터내셔널사이버마케팅, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아, 개미플러스유통, 용산역세권개발, 에스비리모티브, 삼성모바일디스플레이, 삼성전자 축구단
計	62	

3. 자본금 변동상황

가. 자본금 변동상황

(1) 증자현황

- 해당사항 없음

(단위 : 원, 주)

주식발행일자	발행형태	발행한 주식의 내용				
		종류	수량	주당 액면가액	주당 발행가액	비고
-	-	-	-	-	-	-
-	-	-	-	-	-	-

(2) 감자현황

- 해당사항 없음

(단위 : 원, 주)

감자일자	감자형태	감자목적	감자한 주식의 내용				
			종류	수량	주당 액면가액	주당 취득가액 (유상감자의 경우)	비고
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

나. 자본금 변동예정내용 등

- 해당사항 없음

다. 전환사채

- 해당사항 없음

(2008.12.31 현재) (단위 : 원, 주)

구분	제XX회 XX 전환사채	…	…	합 계
발행일자	-	-	-	-
만 기 일	-	-	-	-
권면총액	-	-	-	-
사채배정방법	-	-	-	-

구 분		제XX회 XX 전환사채	…	…	합 계
전환청구가능기간		-	-	-	-
전환조건	전환비율(%)	-	-	-	-
	전환가액	-	-	-	-
전환대상주식의 종류		-	-	-	-
기전환사채	권면총액	-	-	-	-
	기전환주식수	-	-	-	-
미전환사채	권면총액	-	-	-	-
	전환가능주식수	-	-	-	-
비 고		-	-	-	-

라. 신주인수권부사채

- 해당사항 없음

(2008.12.31 현재) (단위 : 원, 주)

구 분		제XX회 XX 신주인수권부 사채	…	…	합 계
발 행 일 자		-	-	-	-
만 기 일		-	-	-	-
권 면 총 액		-	-	-	-
사채배정방법		-	-	-	-
신주인수권 행사가능기간		-	-	-	-
행사조건	행사비율(액면대비)	-	-	-	-
	행사가액	-	-	-	-
행사대상주식의 종류		-	-	-	-
기행사신주 인수권부사채	권면총액	-	-	-	-
	기행사주식수	-	-	-	-
미행사신주 인수권부사채	권면총액	-	-	-	-
	행사가능주식수	-	-	-	-
비 고		-	-	-	-

마. 현물출자

- 해당사항 없음

4. 주식의 총수 등

가. 주식의 총수

(2008.12.31 현재) (단위 : 주)

구 분		주식의 종류			비고
		보통주	우선주	합계	
Ⅰ. 발행할 주식의 총수		400,000,000	100,000,000	500,000,000	
Ⅱ. 현재까지 발행한 주식의 총수		155,609,337	23,893,427	179,502,764	
Ⅲ. 현재까지 감소한 주식의 총수		8,310,000	1,060,000	9,370,000	
	1. 감자	-	-	-	
	2. 이익소각	8,310,000	1,060,000	9,370,000	
	3. 상환주식의 상환	-	-	-	
	4. 기타	-	-	-	
Ⅳ. 발행주식의 총수 (Ⅱ-Ⅲ)		147,299,337	22,833,427	170,132,764	
Ⅴ. 자기주식수		20,263,429	2,979,693	23,243,122	
Ⅵ. 유통주식수 (Ⅳ-Ⅴ)		127,035,908	19,853,734	146,889,642	

※ 보고서 제출일 현재('09.3.31) 자기주식수는 스톡옵션 행사에 따른 자기주식 교부로 인해
보통주 20,186,095주, 우선주 2,979,693주이며,
유통주식수는 보통주 127,113,242주, 우선주 19,853,734주임.

나. 자본금 및 1주당가액

(2008.12.31 현재) (단위 : 백만원, 주)

구분	종류	자본금(액면총액)			1주당가액			비고
		재무제표상 자본금 (A)	발행주식의 액면총액 ('가'의 Ⅳ×B)	유통주식의 액면총액 ('가'의 Ⅵ×B)	1주당 액면가액 (B)	자본금÷ 발행주식의 총수 (A÷'가'의Ⅳ)	자본금÷ 유통주식수 (A÷'가'의 Ⅵ)	
기명	보통주	778,047	736,497	635,180	5,000	5,282	6,125	
기명	우선주	119,467	114,167	99,269	5,000	5,232	6,017	
합 계		897,514	850,664	734,448	5,000	5,275	6,110	

※ 자기주식수 변동에 따른 제출일('09.3.31) 현재 유통주식의 액면총액은 보통주 635,566백만원, 우선주 99,269백만원,
유통주식의 1주당가액 보통주 6,121원, 우선주 6,017원임.
※ 자본금의 단위는 백만원이며, 1주당가액의 단위는 원임.

다. 자기주식의 취득 및 처분

(1) 자기주식 취득 · 처분 현황

취득방법	주식의 종류	기초	취득(+)	처분(-)	소각(-)	기말	비고
법 제189조의2제1항에 의한 직접취득	보통주 (주)	20,872,261	-	608,832	-	20,263,429	
	우선주 (주)	2,979,693	-	-	-	2,979,693	
법 제189조의2제1항 이외의 사유에 의한 직접취득	보통주 (주)	-	-	-	-	-	
	우선주 (주)	-	-	-	-	-	

취득방법	주식의 종류	기초	취득(+)	처분(-)	소각(-)	기말	비고
소 계	보통주 (주)	20,872,261	-	608,832	-	20,263,429	
	우선주 (주)	2,979,693	-	-	-	2,979,693	
신탁계약등을 통한 간접취득	보통주 (주)	-	-	-	-	-	
	우선주 (주)	-	-	-	-	-	
총 계	보통주 (주)	20,872,261	-	608,832	-	20,263,429	
	우선주 (주)	2,979,693	-	-	-	2,979,693	

※ 2008.12.31일 기준임.
※ 처분(-) 보통주 608,832주는 스톡옵션 행사에 따른 자사주 교부임.

(2) 이익소각 현황

- 해당사항 없음

(단위 : 원, 주)

소각일	소각목적	소각주식의 종류	소각주식의 수량	소각금액	소각대상 주식의 취득기간	법적 근거
-	-	-	-	-	-	-
-	-	-	-	-	-	-
계		보통주	-	-	-	-
		우선주	-	-	-	-

(3) 자기주식 신탁계약등 체결ㆍ해지현황

- 해당사항 없음

라. 우리사주조합의 지분현황

- 해당사항 없음

마. 보통주 외 주식에 관한 사항

[2008.12.31 현재] (단위 : 주)

구 분		비누적적 무의결권 기명식우선주
발행주식수		22,833,427
주식의 내용	이익배당에 관한 사항	보통주식의 배당보다 액면금액을 기준으로 하여 년 1%를 금전으로 더 배당함.
	잔여재산분배에 관한 사항	-
	상환에 관한 사항	-
	전환에 관한 사항	-
기 타		-

바. 상환주식에 관한 사항

- 해당사항 없음

사. 전환주식에 관한 사항

- 해당사항 없음

5. 의결권 현황

[2008.12.31 현재] (단위 : 주)

구 분		주식수	비고
발행주식총수(A)	보통주	147,299,337	
	우선주	22,833,427	
의결권없는 주식수(B)	보통주	20,263,429	상법 제369조 2항 자기주식
	우선주	22,833,427	상법 제370조 우선주식 (자기주식은 2,979,693주)
증권거래법 기타 법률에 의하여 의결권 행사가 제한된 주식수(C)	보통주	12,506,577	독점규제 및 공정거래에 관한 법률상의 제한 [삼성생명 10,622,814주 삼성화재 1,856,370주] 보험업법상의 제한 [삼성생명 특별계정 27,393주]
의결권이 부활된 주식수(D)	-	-	
의결권을 행사할 수 있는 주식수 (E=A-B-C+D)	보통주	114,529,331	
	우선주	-	

※ "증권거래법 기타 법률에 의하여 의결권 행사가 제한"된 주식 中 독점규제 및 공정거래에 관한 법률상의 제한 주식수 12,479,184주(삼성생명 고유계정 10,622,814주, 삼성화재 1,856,370주)는 임원의 선임 또는 해임 및 정관변경 등과 관련하여 의결권 행사 가능

6. 배당에 관한 사항 등

가. 배당에 관한 사항

당사는 주주이익 극대화를 전제로 하여 회사이익의 일정부분을 주주에게 환원하는 주요수단으로 배당 및 자사주매입을 실시하고 있습니다.
현금배당 및 자사주의 매입규모는 당사 재무정책의 우선 순위, 즉 미래 전략 사업을 위한 투자와 적정수준의 현금 확보 원칙을 우선적으로 달성후, 실적과 Cashflow 상황 등을 감안하여 전략적으로 결정하고 있습니다.

나. 최근 3사업연도 배당에 관한 사항

구 분		제40기	제39기	제38기
주당액면가액 (원)		5,000	5,000	5,000
당기순이익 (백만원)		5,525,904	7,425,016	7,916,491
주당순이익 (원)		37,684	49,532	52,816
배당가능이익 (백만원)		808,883	1,171,165	717,075
현금배당금총액 (백만원)		808,852	1,171,135	820,461
주식배당금총액 (백만원)		-	-	-
현금배당성향 (%)		14.64	15.77	10.36
현금배당수익률 (%)	보통주	1.18	1.41	0.90
	우선주	1.99	1.89	1.14
주식배당수익률 (%)	보통주	-	-	-
	우선주	-	-	-
주당 현금배당금 (원)	보통주	5,500	8,000	5,500
	우선주	5,550	8,050	5,550
주당 주식배당금 (주)	보통주	-	-	-
	우선주	-	-	-

※ '08년 중간배당 73,411백만원(주당 500원)

※ 회계기준적용의견서 06-2('06.12.29日 시행) 적용으로 제38기 재무제표가 기업회계기준서 제1호에 따라 재작성되었으며, 이에따라 제38기의 당기순이익, 주당순이익, 배당가능이익, 현금배당성향을 재작성함. 또한, '08.2.22日 회계기준적용의견서 06-2 규정의 再개정에 따른 소급적용 효과는 당기 기초잔액에 반영함.

□ 주당순이익 계산근거

- 주당순이익은 보통주 1주에 대한 순이익을 계산하였음.
- 보통주 순이익은 손익계산서상 당기순이익에서 배당금 지급의무가 있는 우선주의 배당금과 우선주의 장부가액을 초과하여 지불하는 매입대가를 차감하여 계산하였음.
- 이와 같이 계산된 보통주 순이익을 회계기간의 가중평균 유통보통주식수로 나누어 주당순이익을 산정함

다. 이익참가부사채에 관한 사항

- 해당사항 없음

II. 사업의 내용(제조업)

1. 사업의 개요

가. 업계의 현황

2008년 세계경제는 미국發 금융위기 여파로 인한 실물경기침체가 본격화되면서 소비심리가 급속히 냉각되고 경기에 민감한 IT제품의 성장세 둔화가 가시화되었으며 이러한 경기침체는 2009년까지 지속될 것으로 전망됩니다.
국내경제도 세계경제 침체 여파로 수출이 감소하고 내수 부진에 따른 경기하강이 본격화 되고 있으며 이에 따라 2009년 국내 경제성장률도 크게 하락할 것으로 전망됩니다. (자료 : 삼성경제연구소 등)

* 환율변동추이

구 분	'06년	'07년	'08년 1분기	'08년 2분기	'08년 3분기	'08년 4분기	'08년
원/달러 환율	955	929	957	1,018	1,066	1,364	1,103

(자료 : 한국은행)

* 유가변동추이 (단위 : $/B)

구분	'06년	'07년	'08년 1분기	'08년 반기	'08년 3분기누계	'08년
WTI	66.3	72.4	98.2	111.1	113.5	99.7
Brent	66.1	72.7	96.6	109.8	112.3	98.5
Dubai	61.6	68.4	91.4	104.2	107.6	94.3

(WTI/Brent : 선물, Dubai : 현물 기준임) (자료 : 한국석유공사)

디지털미디어산업은 디자인과 새로운 부품개발로 성능 대비 가격이 지속적으로 낮아지고 있어, 가격경쟁력이 중요한 경쟁우위 요소로 작용하고 있습니다. 또한 반도체, LCD, 소형모터 등 전자부품의 대량 수요처로서 전자부품의 규모의 경제 실현을 통해 가격하락을 촉진하며 이는 여타 전자산업기기의 가격하락과 수요확대를 가능하게 합니다.
디지털미디어산업중 TV 시장은 Seasonality가 큰 사업으로 미국, 구주의 경우 최대 성수기는 년말 holiday Season이고 ,최근 급격한 성장을 보이고 있는 중국은 노동절과 春節 등이 성수기입니다. 그러나 최근 글로벌 금융위기로 인해 소비심리가 급속히 위축되어 TV시장의 변동성이 매우 높아지고 있어 경기를 예측하기 어렵습니다.
2008년에도 FPTV는 고성장이 지속되어 TV시장에서 수량기준 56%, 매출기준 85%의 비중을 점유하고 있습니다. 2009년 TV 수요는 소폭의 역성장이 예상되나 FPTV

는 16%의 성장세를 이어갈 전망이며 특히, 40" 이상 LCD, 50" 이상 PDP 等 대형 중심으로 성장이 가속화 되고, Full HD 等 프리미엄 제품 비중이 지속 확대될 전망입니다. 반면 CRT TV 및 PJTV는 수요 급감이 더욱 가속화 될 전망입니다. (출처 : Display Search)
프린터는 전자, 기계, 광학, 화학 等 여러 분야 기술이 집약된 첨단제품으로서 특허 等의 진입 장벽이 매우 높은 사업으로 HP, Canon을 中心으로 하는 소수의 업체가 주도하고 있는 산업입니다. 또한, B2B 시장 비중이 매우 높은 사업으로 他제품과는 달리 SET 판매 뿐 아니라 소모품이 전체 시장의 50% 이상을 상회하는 After-Market 구조가 특징입니다.
프린터 시장은 2008년에서 2012년까지 연평균 2.9%의 성장이 예상되고 있으며 그중 소모품이 전체 시장의 50%를 상회하고 그 비중 또한 매년 증가하는 추세입니다.(출처 : IDC)
주요 경쟁요소로는 특허, 광학, 인쇄속도, 소음, 가격, 솔루션, 서비스 역량 等이 있습니다.

휴대폰 산업은 다른 IT 기기와 달리, 교체주기가 매우 짧고, 다른 사람과 공동으로 소유할 수 없는 첨단기기 산업이며, 이러한 특성때문에 시장 규모는 매년 지속적인 빠른 성장을 기록하여 왔습니다.
그러나 2008년 4분기 세계 휴대폰 시장은 금융 위기에 따른 실물 경기침체가 가시화되며 연말 성수기임에도 불구하고 평년 성장을 하회하는 수준이었으며, 전년 동기 대비로도 역성장하였습니다. (출처 : Strategic Analytics)
선진시장은 크리스마스 성수기 진입에도 불구하고, 경기 침체, 사업자 보조금 축소 및 교체 주기 연장으로 프리미엄급 단말 중심으로 수요가 위축되었으며, 신흥시장 또한 경기 침체에 따른 통신 소비 위축 및 중남미/동유럽 등 일부 지역의 보급률 증가에 따른 신규 수요 감소세로 성장세가 둔화되었습니다.
또한 2008년 연간 전체로도 2001년 이후 처음으로 시장성장률이 한 자리수 대로 내려 앉으며 전년대비 8% 내외 성장한 12억대를 소폭 상회하는 수준에 그쳤습니다.(출처 : Strategic Analytics)
국내 시장은 3G 서비스 본격화로 상반기에 30% 내외 성장을 하였으나, 8월 이후 사업자 보조금 축소 및 경기침체에 따른 수요 위축으로 하반기에는 전년대비 역성장하여 연간으로는 전년대비 10% 내외 성장에 그쳤습니다.(출처 : 내부 추정)

반도체는 크게 정보를 저장하고 기억하는 메모리 반도체와 암산과 추론 등 논리적인 정보처리 기능을 하는 System LSI(비메모리 반도체)로 구분됩니다.
2008년 반도체 시장은 공급 측면에서는 업체들의 경쟁적 공급 확대로, 수요 측면에서는 세계 경기 침체 여파로 수급이 악화되어 시장성장율 하락을 초래했습니다. DRAM의 경우 주요 업체들의 경쟁적 생산 확대 및 신공정 전환으로 인해 공급 과잉을 초래하였으며 이로인해 판가가 급속히 하락하였습니다.
Flash 또한 업체들의 공급 확대 및 수요 부진으로 인해 전년비 판가는 크게 하락했습니다.
이로인해 반도체 시장에서는 업체간의 치열한 치킨 게임이 지속되고 있습니다. 2008년말 하이닉스 및 도시바 등 경쟁업체들이 잇따라 감산과 감원을 선언하면서 공급을 축소하고 있으며, 대규모 적자에 빠져 있는 몇몇 업체들은 정부의 자금지원을 요청하는 등의 방식으로 활로를 모색중입니다.

LCD 사업은 노트북과 모니터, LCD-TV, DID에 사용되는 대형 제품과 HHP/Car-Navi /DSC/MP3등에 사용되는 중소형 제품으로 구분되며, 당사는 국내 및 대만, 중국, 일본의 업체와 경쟁 중에 있습니다.
LCD사업 규모는 2008년 전년대비 소폭 성장했으나, 2009년은 세계 경기침체로 전년비 감소될 것으로 예상됩니다. 그러나 대형제품에서 DID(Digital Information Display), 중소형 제품에서 Mini PC(넷북), PMP 등 새로운 Application의 개발로 수량 기준 LCD 시장 규모는 지속적으로 확대되고 있습니다.(자료 : DisplaySearch)
LCD 사업은 노트북, 모니터, TV 순서로 수요가 확대되어 왔으나, IT용 제품의 보급률이 증가하여 수요 성장이 둔화되고, 선진국 시장에서의 TV 보급이 증가하여 성장률의 둔화가 예상 되고 있습니다. 특히, LCD업체간의 경쟁이 심화되어 장기적으로는 대형 TFT-LCD의 수요 성장과 업체들의 CAPA 증설 불균형에 따라 수급 불균형이 반복되는 특성을 보이고 있습니다.

나. 회사의 현황

(1) 영업개황 및 사업부문의 구분

(가) 영업개황

디지털미디어사업中 TV는 LCD, PDP 등 FPTV와 직시형 등 다양한 포트폴리오로

시장 요구에 대응하고 있고, 2006년부터 2008년까지 3년 연속으로 Sony, Philips 등을 제치고 TV 전체, FP-TV, LCD-TV 세계 1위(2008년 1위는 1~3분기 누계 기준 ('08.4Q Display Search))를 차지하고 있습니다.
특히 2008년에는 LCD TV는 로마, 보르도, 보르도 플러스의 계보를 잇는 ToC(Touch of Color : 국내 크리스털 로즈) 디자인의 프리미엄 제품을 출시하여 세계 1위의 위상을 강화하고 2위와의 격차를 더욱 확대하고 있습니다.
또한, 구주시장에 이어 미국시장에서도 수량 뿐 아니라 금액 기준 시장 점유율 1位를 차지하였으며, 40" 이상 대형시장에서도 1位를 지속하는 等 질적인 1위 위상도 지속 강화하고있습니다.
Full HD, 120Hz/240Hz, LED BLU, 초슬림/초경량화, 친환경 제품, 혁신적인 디자인 등을 선보이며 세계 최고 수준의 기술력으로 업계를 지속 Leading하고 있으며 IPTV 等 미래 성장사업도 꾸준히 준비하고 있습니다.
프린터사업은 차세대 주력 사업인 컬러 레이저 제품군에서의 라인업 확대, 신제품 판매 증가로 칼라 레이저 복합기에서 세계 M/S 1위를 달성하는 等 괄목할 만한 성장을 이룩하였으며 B2B 시장 선점을 위한 제품 개발과 Printing Solution 개발에도 힘쓰고 있습니다.
또한 당사는 혁신적 기술 개발을통한 경쟁력 있는 신제품 출시를 통해 보급형 제품의 가격 경쟁력을 강화 하는 한편, 기업고객 채널 개척을 통해 부가가치가 높은 중고속기 제품군의 판매를 확대하여 이를 통한 소모품 판매 강화와 서비스 수익 창출을 통해 판매 및 수익율을 강화하는 전략을 전개하고 있습니다.

휴대폰사업은 2008년 상반기 Soul, Haptic 등 중고가 제품 및 하반기 8백만화소 신제품 Pixon과 터치스크린 스마트폰 Omnia 등의 판매호조로 어려운 경영 환경하에서도 2억대에(연결기준) 가까운 휴대폰 판매에 힘입어 시장성장률을 상회하는 성장으로 시장점유율을 확대하였고, 매출또한 전년대비 성장하였습니다.
네트워크 사업은 국내 WCDMA 장비 매출 증가 및 모바일 와이맥스 서비스 상용화로 매출/이익 모두 견조한 성장세를 유지하였습니다.

2008년 D램 시장은 세계 경기 침체 및 수요 약세로 인해 수급이 악화되어 가격이 급락하였습니다. 2009년은 경쟁업체의 감산 및 8" 라인 Shutdown 그리고 투자 축소로 인해 공급 과잉은 개선될 것이나 경기 침체 개선 지연으로 수요 개선이 제한적 상태이므로 상반기까지 가격 하락이 예상됩니다. 당사는 56nm 비중을 확대하고 DDR3

시장 선점을 통한 차세대 시장 장악으로 수익성을 지속적으로 개선해 나갈 것입니다.
2008년 Flash 시장 또한 신규 Application 부재, 경쟁사의 신규 FAB 생산 증대 및 공정 전환 가속화로 가격이 지속적으로 약세를 보였습니다. 2009년도 획기적인 수급 개선을 기대하기는 어려운 상황이지만 51nm 생산성 개선 및 42nm 양산 확대로 원가 경쟁력을 확보하고 moviNAND/SSD와 같은 차별화 제품 판매 확대로 수익성을 지속 개선해 나갈 것입니다.
System LSI 사업도 2009년 전체적인 시황 개선은 어려울 것으로 예상되지만 일류화 제품 개발 및 원가 경쟁력 확보로 수익성을 향상할 것입니다.

LCD는 2008년 상반기는 예년과 다른 Set업체들의 LCD 先구매 등에 따른 수요 및 가격 강세와 더불어 환율 영향으로 높은 매출 신장을 보였으나, 하반기는 세계경기 침체, 유가 등 물가 상승의 영향으로 수요가 감소하여 수급상황이 급격히 악화되면서 모니터 가격이 50%이상 하락하여 4분기에 판가가 Cash Cost이하로 떨어짐에 따라 업계의 수익성이 크게 하락하였습니다.
2008년 노트북용 패널 수요는 노트북 대체율 증가 및 미니 노트북 수요 급증으로 인해 2007년 대비 약 27%의 성장을 보였으며 Wide 패널의 확대 추세가 지속 되고 있습니다. 당사는 Wide 노트북 판매 확대에 주력하여 노트북용 LCD 패널의 판매량이 지속 성장 추세에 있으며 최근에는 저가노트북 틈새시장을 선점하고자 마케팅을 강화하고 있습니다.
모니터용 패널은 보급률 포화, 노트북 대체 증가 및 경기 둔화로 인해 2008년에는 逆성장 했지만 20"이상 대형 및 16:9 Wide 제품의 시장이 급성장하는등 신시장 영역이 확대되고 있습니다. 당사는 20인치 이상의 대형 Wide 패널 시장 선점에 주력하고 있습니다.
LCD-TV용 패널은 40"이상 수요가 비약적으로 성장하였으며 최근에는 경기침체로 인해 대형화가 다소 지연되고 있으나, 평균 TV 사이즈는 지속적으로 증가하고 있습니다. 당사는 FHD 120MHZ 패널을 중심으로 고객의 수요에 대응하고 있으며 업계 최대의 8세대 Capa를 기반으로 50"이상 시장에서 점유율 확대를 추진하고 있습니다.

(나) 공시대상 사업부문의 구분

- 디지털미디어 총괄 : CTV, DVDP, 모니터, 프린터, 에어컨, 냉장고, 세탁기 등
- 정보통신 총괄 : 휴대폰, 네트웍 시스템, 컴퓨터, MP3P 등
- 반도체총괄 : Memory, System LSI, HDD 등

- LCD총괄 : TFT-LCD
- 기타

※ 당사는 조직개편에 따라 '08년 반기부터 일부 사업부문의 분류를 변경하였으며, 제39기('07년) 및 제38기('06년)의 재무현황을 제40기('08년)의 분류기준에 따라 재분류하였습니다.
※ 사업부문 분류 변경내용
- 생활가전사업부 : 디지털미디어총괄 산하 이관
- 컴퓨터, STB, MP3 사업(디지털미디어총괄) : 정보통신총괄로 이관

(2) 시장점유율 등

제 품	'08년	'07년	'06년	비 고
DRAM	30.1%	27.8%	29.6%	세계시장 점유율(당사추정)
TFT-LCD	21.9%	20.0%	19.4%	세계시장 점유율(디스플레이서치)
컬러 TV	51.4%	51.6%	48.3%	국내시장 점유율(GfK)
냉장고	44.4%	44.1%	44.1%	국내시장 점유율(GfK)
세탁기	41.9%	45.0%	39.7%	국내시장 점유율(GfK)
에어컨	40.1%	42.5%	41.0%	국내시장 점유율(GfK)
PC	39.8%	38.4%	33.1%	국내시장 점유율(가트너)
모니터	44.6%	42.7%	39.5%	국내시장 점유율(IDC Korea)
프린터	30.7%	27.4%	26.5%	국내시장 점유율(IDC Korea)
휴대폰	50.2%	50.0%	49.5%	국내시장 점유율(당사추정)

※ 당사의 시장점유율은 객관성제고를 위해 외부조사기관(GfK,가트너,IDC Korea,디스플레이서치)의 자료를 활용하였으며, 객관적인 자료 확인이 어려운 제품은 당사 추정치를 활용함.
- · TFT-LCD : 디스플레이서치
- · 컬러TV, 냉장고, 세탁기, 에어컨 : GfK ('07년부터 적용하고 '06년은 당사추정치)
- · 모니터, 프린터 : IDC Korea · PC : 가트너

※ 주요 경쟁사의 시장점유율은 시장조사기관들마다 점유율이 상이하여 객관적인 점유율 기재가 어려우므로 해당 회사들의 사업보고서를 활용해 주시기 바랍니다.

(3) 시장의 특성

가. 디지털 미디어

TV 시장은 Mega Trend인 대형화/고화질화가 Device간, 업체간 경쟁 격화에 따라 더욱 빠른 속도로 진행되고 있습니다. 이에 따라, 제품력과 브랜드파워를 앞세운 Major 업체의 시장점유율이 점차 높아지는 추세입니다. FPTV 시장은 경기침체가 본격화 됨에 따라 선진시장은 성장이 급격히 둔화되고 중국, CIS 등 성장시장은 지속 성장함에 따라 성장시장의 비중이 지속 증가할 것으로 예상

됩니다. 또한 최근 고화질 및 Slim화에 대한 소비자 Needs가 높아짐에 따라
Full HD 비중이 지속 확대되고 친환경 소재인 LED BLU(Back Light Unit)를
적용하여 TV의 밝기와 명암비를 높이고 소비전력을 낮춘 LED TV 판매가
급격히 증가할 것으로 예상됩니다.
프린터 시장中 모노 레이저群은 프린터를 중심으로 제품가격 하락이 심화되어
시장수요와 제품기술 개발이 성능과 부가가치가 우수한 고속프린터, 중고속
복합기로 이동되고 있습니다. 컬러 레이저群은 가격하락에 따른 모노시장의
대체, 출력대상의 다양화로 컬러에 대한 Needs 증가 등으로 프린터시장 성장을
주도하고 있습니다.

나. 정보통신

2009년 세계 휴대폰 시장은 경기침체 장기화로 2001년 마이너스 성장 이후
7년만에 마이너스 성장이 전망됩니다.(출처 : Strategic Analytics) 북미, 서유럽
등 선진 시장은 교체주기의 지연으로 전년대비 10% 내외 감소할 것으로
전망되며 최근 2~3년간 시장 성장 동력이 되었던 신흥시장 또한 보급률 증가 및
경기침체에 따른 신규수요 둔화로 단기간내에 성장세를 회복할 가능성은 낮아
보입니다.(출처 : Strategic Analytics) 그러나, 전반적인 수요 감소에도 불구하고
3G, 스마트폰, 터치스크린폰 등 일부 시장은 새로운 기능과 다양한 제품들의
출현 및 가격하락 등에 힘입어 2009년에도 높은 성장을 보일 것으로 기대됩니다.

다. 반도체

반도체 시장은 전통적으로 세계 경제와 연동하면서 주기적으로 호황과 불황을
반복하는 경향을 보여 왔으며, 특히 메모리 공급업체의 선단공정 도입 및 투자
확대에 따른 공급 증가는 수급 불균형을 야기하였습니다. 그러나 최근에는
Non-PC, 모바일폰 및 기타 Digital Consumer 등 전반적인 응용 시장의 확대와
전자제품에서 차지하는 반도체 비중이 지속 증대되고 있어 예전의 실리콘 사이클
과 같은 변동성은 점차 사라지고 꾸준히 성장할 것으로 전망되고 있습니다.

라. LCD

LCD 시장은 성장 산업으로서 판가 하락에 따른 수요 확대와 이를 뒷받침하기
위한 LCD Panel 업체의 신규 라인 투자를 통하여 지속적인 성장을 이루어
왔습니다. 가격 하락에 따른 수요 확대는 단기간에 이루어지지만 투자에 의한

공급의 확대는 단기간에 실현되지 않아 수요와 공급의 불일치에 따른 수급 변동 Cycle이 발생하였습니다. 즉 수급 상황에 따라 공급 과잉 시기에는 판가의 하락이, 공급 부족시기에는 판가가 상승하는 상황이 반복되었습니다. 그러나 최근에는 산업이 성장기를 지남에 따라 경기 순환의 영향력이 커지고 있습니다. 2008년 미국發 경제위기에서 촉발된 全세계 경기침체가 LCD 수요 성장을 크게 둔화시킴에 따라 업계는 최대 60~70% 수준의 감산을 단행하고 있는 실정입니다. 수요 감퇴에서 발생된 금번 불황은 업계의 투자 조정, 감산 등 공급력 측면보다는 수요측면의 세계 경기가 활성화되어야 해결의 실마리가 풀릴 것으로 전망됩니다.

(4) 신규사업 등의 내용 및 전망

가. 디지털미디어

선진시장을 중심으로 성숙기에 진입한 FPTV 판매 둔화를 극복하기위해 Full HD, 120Hz/240Hz, LED BLU LCD TV, 초슬림/초경량화,친환경 제품, 혁신적인 디자인 등을 선보이며 세계 최고 수준의 기술력으로 업계를 지속 Leading할 예정입니다. 또한 주요 전략유통 및 Contents Provider와의 협력으로 Internet TV 기반 Online 사업 기반을 구축하여 새로운 수익모델을 창출해 나갈 예정입니다.

나. 정보통신

2009년 당사는 어려운 시장환경에도 성장세를 이어간다는 목표하에 스마트폰, 터치스크린폰 등 고부가가치 제품 라인업 확대, 사용 편의성 개선 및 사업자와의 협력을 강화하여 소비자와 사업자의 다양한 요구에 부응할 것이며, 중국, 인도 등 전체 시장대비 여전히 성장성이 높은 신흥 시장에서는 실용적인 기능에 당사만의 차별화 디자인을 가미하여 Bar type 위주로 제품군을 더욱 다양화하는 한편, 이들 제품의 원가경쟁력을 확보하는데 주력할 계획입니다.
Mobile WiMAX 사업은 2008년 미국/러시아 지역 서비스 상용화에 이어, 2009년 일본 시장 서비스 상용화 및 국내 사업 활성화를 통해 세계 모바일 데이터 시장 견인과 함께 4세대 기술 및 표준도 주도해 나갈 계획입니다.

다. 반도체

DRAM 부문에서는 68나노 공정 비중을 축소 중이며 56나노 제품을 개발완료,

양산 중에 있습니다. 낸드 플래시 부문에서는 51나노 공정 비중을 축소 중이며 42나노 제품을 양산 중입니다. 또한 MoviNAND, SSD(Solid State Disk) 등과 같은 차세대 성장동력에도 총력을 기울이고 있습니다.

System LSI는 차세대 주력제품인 Image Sensor의 지속적인 성장과 함께 최첨단 공정기술(90/65나노)을 이용한 Foundry 시장 공략에 가속도를 붙이고 있습니다.

라. LCD

LCD는 기존의 Note PC 부문과 모니터 부문을 기반으로 한 IT용 Display 중심으로 CNS/PMP/UMPC 등의 모바일제품으로 판매를 확대하고 있으며, 신규로 TV 제조기술을 기반으로한 DID 시장에서 타 디스플레이와의 경쟁을 통해 시장확대를 추진 중에 있습니다.

※ 상기 신규사업 등의 내용 및 전망은 제출일 현재 기준으로 당사의 전망에 대한 이해를 돕고자 기재된 것으로, 시장상황, 회사정책의 변경 등으로 그 내용이 달라질 수 있습니다.

(5) 조직도

□ 조직도


代表理事
기술총괄
디지털미디어 총괄
정보통신 총괄
반도체 총괄
LCD 총괄
신사업팀
경영지원 총괄

조직도(구조직기준)

□ 조직도


代表理事
DMC부문
DS부문
영상디스플레이 사업부
디지털프린팅 사업부
생활가전사업부
무선사업부
네트워크사업부
컴퓨터시스템 사업부
DMC연구소
Media Solution센터
북미총괄
구주총괄
동남아총괄
서남아총괄
CIS총괄
중아총괄
중남미총괄
한국총괄
Global마케팅실
디자인경영센터
CS환경센터
메모리사업부
System LSI사업부
스토리지사업부
LCD사업부
반도체연구소
생산기술연구소
상생협력실
경영전략팀
종합기술원
신사업팀
홍보팀
법무팀
감사팀

조직도(신조직기준)

※ 구조직기준 조직도는 '08년 12월 31일, 신조직기준 조직도는 사업보고서 제출일('09.3.31) 현재 기준임

※ '1. 사업의 개요' 에 기재된 향후 전망치는 사설 경제연구소 및 국가기관 발표자료 등을 기초로 당사에서 분석한 예측자료이므로 실제 결과와는 다를 수 있습니다.

※ 주요 용어 및 약어 해설

1. BRICs : 브라질(Brazil), 러시아(Russia), 인도(India), 중국(China)의 영문 첫글자를 따서 만든 신조어

2. LCD(Liquid Crystal Display) : 액정이 갖는 여러 가지 성질 가운데 전압을 가하면 분자의 배열이 변하는 성질을 이용하여 표시하는 장치. 2장의 얇은 유리 기판 사이의 좁은 틈에 액정을 담고 투명한 전극을 통해 전압을 가하여 분자의 배열 방향을 바꾸어 빛을 통과시키거나 반사시킴.

3. PDP(Plasma Display Panel) : 기체방전(플라즈마) 현상을 이용한 평판 표시장치.2장의 얇은 유리판 사이에 작은 셀을 다수 배치하고 그 상하에 장착된 전극(+와 -)사이에서 가스(네온과 아르곤)방전을 일으켜 거기서 발생하는 자외선에 의해 자기 발광시켜 컬러화상을 재현함.

4. DMB(Digital Multimedia Broadcasting) : 음성, 영상 등 다양한 멀티미디어 신호를 디지털 방식으로

고정· 휴대· 차량용 수신기에 제공하는 방송 서비스

5. HSDPA(High Speed Downlink Packet Access) : 무선 이동 환경에서 최대 10Mbps의 고속 패킷 데이터 서비스를 제공하기 위한 전송 규격

6. Flash Memory : 전원이 제거되어도 정보를 그대로 유지하는 비휘발성 기억 장치. 주로 디지털 카메라, MP3, 휴대폰, USB 드라이브 등 휴대형 기기에서 대용량 정보를 저장하는 용도로 사용됨. 반도체 칩 내부의 전자 회로 형태에 따라 데이터 저장형인 낸드(NAND)형과 코드 저장형인 노어(NOR)형으로 구분된다. 낸드(NAND)형은 저장할 수 있는 용량에서, 노어(NOR)형은 정보의 처리속도에서 앞서 있음. 노어(NOR)형은 주로 휴대전화의 메모리로 사용되며 낸드(NAND)형은 MP3플레이어, 디지털카메라와 디지털캠코더, 휴대용 저장장치인 USB카드 등의 메모리로 채용됨

7. DRAM(Dynamic Random Access Memory) : 컴퓨터의 주기억 장치로서 널리 사용되고 있는 대규모 집적 회로(LSI) 기억 장치

8. WiBro(Wireless Broadband) : 핸드셋, 노트북, 개인 휴대 정보 단말기(PDA), 스마트 폰 등 다양한 휴대 인터넷 단말을 이용하여 정지 및 이동 중에서도 언제, 어디서나 고속으로 무선 인터넷 접속이 가능한 서비스

9. MLC(Multi Level Cell) : 플래시 메모리 칩에서 셀당 다수의 비트를 저장하는 기술로서 트랜지스터의 게이트를 다수의 전압 레벨로 변화시켜 셀당 다수의 비트를 저장하는 기술

10. W-CDMA(Wideband Code Division Multiple Access) : 휴대전화· 포켓벨 따위를 포함한 차세대 이동통신 무선접속 규격

11. PMP(Portable Multimedia Player) : 음악/동영상 재생, 디카 기능까지 갖춘 휴대용 멀티미디어 재생장치

12. SSD(Solid State Disk) : 반도체를 이용하여 정보를 저장하는 장치

13. DDI(Display Driver IC) : 디스플레이 패널에 들어가는 IC

14. XHT(eXpandable Home Theater) : 확장성 홈씨어터로서 다수의 HD급 신호를 수용하고 TV와 연결된 영상 음향 기기는 물론 여러 대의 TV를 제어할 수 있는 기술

15. VGA(Video Graphics Array) : 미국 IBM이 퍼스널 컴퓨터인 PS/2 시리즈에 채용한 그래픽 표시규격

16. WiMAX(World Interoperability for Microwave Access) : 휴대 인터넷의 기술 표준을 목표로 개발한 기술 방식으로 기존의 무선 LAN 기술을 보완한 것

17. PCMCIA(Personal Computer Memory Card International Association) : PC 메모리카드에 관한 국제 기술표준

18. HSUPA(High Speed Uplink Packet Access) : 3세대 이동통신 규격중 하나인 HSDPA(고속하향 패킷접속)에서 업로드 속도를 증가시킨 규격임.

19. LED(Light Emitting Diode) : 반도체의 접합구조를 이용하여 주입된 소수캐리어(전자 또는 정공)를 만들어 내고, 이들의 재결합에 의해 발광시키는 것.

다. 자회사의 사업현황

(1) 자회사가 속한 업계의 현황

- 해당사항 없음

(2) 자회사의 영업현황

- 해당사항 없음

(3) 자회사의 영업실적

- 해당사항 없음

2. 주요 제품 및 원재료 등

가. 주요 제품 등의 현황

(단위 : 억원)

사업부문	매출유형	품 목	구체적용도	주요상표등	매출액(비율)
디지털 미디어 총괄	상 품 제 품 용 역 기타매출	CTV,모니터, 에어컨, 냉장고 프린터 등	가정용 기기 산업용 전자기기	SAMSUNG	98,680 (13.5%)
정보통신 총괄	상 품 제 품 용 역 기타매출	HHP,시스템, 컴퓨터, MP3P 등	통신기기	SAMSUNG	267,177 (36.6%)
반도체 총괄	상 품 제 품 용 역 기타매출	Memory, SYSTEM -LSI, HDD 등	반도체 부품	SAMSUNG	176,633 (24.2%)
LCD 총괄	상 품 제 품 용 역 기타매출	TFT-LCD	산업용,가정용 기기 부품	SAMSUNG	180,678 (24.8%)
기 타	상 품 제 품 용 역 기타매출	-	산업용, 가정용기기	SAMSUNG	6,362 (0.9%)
계					729,530 (100.0%)

※ 외부매출액 기준임.

나. 주요 제품 등의 가격변동추이

(단위 : 천원,$)

품 목			제40기 (08.1.1~08.12.31)	제39기 (07.1.1~07.12.31)	제38기 (06.1.1~06.12.31)
직시형 TV		내 수(천원)	161	233	208
		수 출($)	-	139	426
LCD TV		내 수(천원)	1,084	1,230	1,647
		수 출($)	-	530	880
LCD 모니터		내 수(천원)	443	457	361
		수 출($)	-	690	509
DVD-P(단품)		내 수(천원)	68	91	151
		수 출($)	26	33	50
COMBO		내 수(천원)	120	166	186
		수 출($)	-	-	86
Laser PRT		내 수(천원)	180	183	231
		수 출($)	410	419	437
컴퓨터	Desktop	내 수(천원)	648	680	706
		수 출($)	-	-	-
	Note PC	내 수(천원)	968	1,031	1,167
		수 출($)	-	-	-
HHP		내 수(천원)	309	304	338
		수 출($)	135	158	172
Memory		내 수(천원)	0.4	0.9	2.1
		수 출($)	0.3	1.0	2.5
LCD		내 수($)	157	143	175
		수 출($)	164	162	197
LSI		내 수(천원)	1.0	1.1	1.3
		수 출($)	0.8	0.9	0.9
에어컨		내 수(천원)	756	800	905
		수 출($)	1,328	785	590
냉장고		내 수(천원)	802	789	788
		수 출($)	636	552	476
세탁기		내 수(천원)	399	423	425
		수 출($)	510	463	382
HDD		내 수(천원)	55	54	59
		수 출($)	53	57	52

※ 위의 제품 가격은 1대당 혹은 1개당 가격임.
※ 직시형 TV, LCD TV, LCD 모니터는 제품 수출이 없어 '08.1분기부터 수출가격을 未기재함.

(1) 산출기준

- 금액 산출방법 : 매출액 / 매출수량 (평균가격) 또는 주력제품 판가
- 대상 선정방법 : 사업부별 주요제품

(2) 주요 가격변동원인

- Device 間 경쟁심화, 경쟁사들간의 가격경쟁 등으로 인한 판가하락
  (LCD TV, COMBO, Note PC 내수 등)
- 대형화, 고급화로 인한 가격상승
  (냉장고 수출, 세탁기 수출, 에어컨 수출, LCD Panel 등)

다. 주요 원재료 등의 현황

(단위 : 억원)

사업부문	매입유형	품 목	구체적용도	매입액	비율	비 고
디지털미디어 총 괄	상 품	청소기	청 소	2,885	5.0%	삼성광주전자(주)
	상 품	모니터外	모니터 및 액세서리	3,015	5.2%	사내조달 등
	상 품	세탁기	세탁 & 건조	4,093	7.1%	삼성광주전자(주)
	상 품	에어컨	냉방 & 제습	6,535	11.3%	삼성광주전자(주)
	상 품	냉장고	냉장 & 냉동	11,837	20.5%	삼성광주전자(주)
	상 품	기 타		6,514	11.3%	
	원재료	IC류	저장 및 제어	773	1.3%	사내조달 등
	원재료	UNIT-DEVE	Laser PRT Toner(현상기)	1,950	3.4%	아코디스, 동신, 에스인포텍
	원재료	PDP MODULE	화상신호기	2,053	3.6%	삼성SDI 등
	원재료	LCD PANEL	화상신호기	8,412	14.6%	사내조달 등
	원재료	기 타		9,586	16.6%	
	부문계			57,653	100.0%	
정보통신 총 괄	상 품	D/T SET	D/T SET	5,040	3.8%	컴윈스, 이엠에스케이
	상 품	N/P SET	N/P SET	5,066	3.9%	사내조달 등
	상 품	기 타		675	0.5%	
	원재료	BATTERY	단말기전원공급	3,874	3.0%	SDI, 이랜텍 등
	원재료	PCB	SMD 기판用	4,219	3.2%	삼성전기,대덕,DAP 등
	원재료	CAMERA	정지,동영상 촬영	8,158	6.2%	테크윈, 삼성전기 등
	원재료	LCD	Display	12,359	9.4%	사내조달, SDI 등
	원재료	MEMORY	단말기 S/W 구동	13,292	10.1%	사내조달, 도시바 등
	원재료	CDMA/UMTS B/B GSM B/B	CPU	15,876	12.1%	Qualcomm, Broadcom 등
	원재료	기 타		62,739	47.8%	
	부문계			131,298	100.0%	
	상 품	기타		2,583	4.0%	SAS
	원재료	HDC	HDD CONTROL	1,826	2.8%	MARVELL, 사내
	원재료	DISK	HDD DATA STORE	4,413	6.8%	SHDS(I), FUJI

사업부문	매입 유형	품 목	구체적용도	매입액	비율	비 고
반도체 총 괄	원재료	HSA	HDD DATA R/W	7,466	11.6%	SAE
	원재료	Chemical	원판가공용	11,444	17.8%	삼성물산/동우화인켐
	원재료	Wafer	반도체원판	17,141	26.6%	실트론/MEMC
	원재료	기타		19,592	30.4%	
	부문계			64,465	100.0%	
LCD 총괄	상 품	Panel	Panel	38,589	26.2%	S-LCD 등
	원재료	DRIVER/IC	구동회로	9,187	6.2%	매그나칩반도체 등
	원재료	POL	Panel 재료	11,426	7.8%	동우 등
	원재료	기타		87,829	59.7%	
	부문계			147,031	100.0%	
기 타	상 품	기 타		3,481	64.9%	
	원재료	기 타		1,879	35.1%	
	부문계			5,360	100.0%	
총 계				405,807		

라. 주요 원재료 등의 가격변동추이

(단위 : 천원, $)

사 업 구 분	구	분	제 40 기 (08.1.1~08.12.31)	제 39 기 (07.1.1~07.12.31)	제 38 기 (06.1.1~06.12.31)
디지털미디어 총 괄	LCD 17"	국내(천원)	108	132	114
		수입($)	93	126	124
	LCD 19"	국내(천원)	111	124	128
		수입($)	117	144	145
	PDP 42"(HD급)	국내(천원)	319	358	550
	UNIT-DEVE	국내(천원)	16	15	16
정보통신 총 괄	MCP(Memory)	국/수(천원)	4.1	5.9	9.0
	PCB	국내(천원)	2.5	1.9	2.4
반도체 총괄	WAFER	국/수($)	44.6	45.7	43.8
	HSA	수입($)	16.0	17.5	16.9
	DISK	국/수($)	5.7	6.0	6.0
LCD 총 괄	DRV/IC	국/수(천원)	0.9	0.9	1.2
	POL	국/수(천원)	4.2	2.5	2.0

※ 위의 원재료 가격은 1대당 혹은 1개당 가격임.

(1) 산출기준

- 가격 산출방법 : 원재료 및 제품수불부 실적 기준
- 대상 선정방법 : 사업부별 주요 원재료

(2) 주요 가격변동원인

- LCD PANEL 및 PDP MODULE 생산성 향상 및 용량확대, 물량구조, 수요변화 등에 따른 가격변동

3. 생산 및 설비에 관한 사항

가. 생산능력 및 생산능력의 산출근거

(1) 생산능력

(단위 : 천대,천개)

사 업 부 문	품 목	사업소	제 40 기 (08.1.1~08.12.31)	제 39 기 (07.1.1~07.12.31)	제 38 기 (06.1.1~06.12.31)
			수 량	수 량	수 량
디지털미디어 총 괄	CTV	수원	1,114	1,324	1,705
	모니터	수원	129	64	248
	DVD Combo	수원	-	-	795
	Laser PRT	구미	305	213	312
정보통신 총 괄	HHP	구미	80,800	81,000	81,070
반도체 총괄	Memory	기흥/화성	30,639,000	14,009,000	6,453,000
	LSI	기흥	4,786,000	4,182,000	3,251,000
	HDD	구미	44,320	49,148	50,281
LCD 총괄	TFT-LCD	기흥,천안 탕정	223,247	216,044	162,900

※ 디지털미디어총괄 DVD Combo의 경우 생산설비 이전 등으로 생산無

(2) 생산능력의 산출근거

(가) 산출방법 등

① 산출기준 : ▷ 정상조업도 기준
▷ 일 8시간, 월 21일 근무, 제조원가 기준 등

② 산출방법 : 평균LINE수× 시간당 평균생산실적× 일평균가동시간
×년간가동일수 등

(나) 평균가동시간 : 일 8시간 × 월 21일 × 년간 12월 등

나. 생산실적 및 가동률

(1) 생산실적

(단위 : 천대,천개)

사 업 부문	품 목	사업소	제40기 (08.1.1~08.12.31)	제39기 (07.1.1~07.12.31)	제38기 (06.1.1~06.12.31)
			수 량	수 량	수 량
디지털미디어 총 괄	CTV	수원	1,047	1,075	1,590
	모니터	수원	155	72	164
	DVD Combo	수원	-	-	128
	Laser PRT	구미	295	209	306
정보통신 총 괄	HHP	구미	68,258	83,763	71,920
반도체 총 괄	Memory	기흥/화성	30,639,000	14,009,000	6,453,000
	LSI	기흥	4,786,000	4,182,000	3,251,000
	HDD	구미	44,320	48,950	48,903
LCD 총 괄	TFT-LCD	기흥,천안 탕정	183,258	184,365	141,000

※ 디지털미디어총괄 DVD Combo의 경우 생산설비 이전 등으로 생산無
※ Memory 생산실적은 512M 환산량 기준임

(2) 당해 사업연도의 가동률

(단위 : 시간)

사업소(사업부문)	연간가동가능시간	연간실제가동시간	평균가동률
디지털미디어 총괄	59,340	59,870	100.9%
정보통신 총괄	331,986	348,093	104.9%
반도체 총괄	131,592	129,895	98.7%
L C D 총괄	66,432	66,432	100.0%
합 계	589,350	604,290	102.5%

※ 가동가능시간은 정상조업도를 기준으로 산출하였음.

다. 생산설비의 현황 등

(1) 생산설비의 현황

[자산항목 : 토지]

(단위 : 백만원)

사업소	소유 형태	소재지	구분	기 초 장부가액	당기증감		당기상각	당기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	573,501	484,118	483,481	-	574,138	○토지공시 지가
구미(정보통신등)	자가	구미	-	84,060	-	-	-	84,060	
기흥(반도체등)	자가	기흥	-	857,796	416,881	418,262	-	856,415	

사업소	소유형태	소재지	구분	기 초 장부가액	당기증감		당기상각	당기말 장부가액	비 고
					증가	감소			
온양(반도체등)	자가	온양	-	53,335	59	525	-	52,869	· 면 적 8,354천㎡
천안(LCD등)	자가	천안	-	51,838	-	-	-	51,838	
탕정(LCD등)	자가	탕정	-	176,089	30,254	32,949	-	173,394	· 공시지가 44,923억원
기타(본관등)	자가	서울등	-	1,139,566	544,504	555,447	-	1,128,623	
소 계				2,936,185	1,475,816	1,490,664	-	2,921,337	

※ 당기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 토지의 당기증가와 감소는 각각 42,253백만원 및 57,101백만원임.

[자산항목 : 건물] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	당기증감		당기상각	당기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	841,325	525,424	566,476	28,696	800,273	○건물 시가표준액 20,044억원 ('08.6.1일 기준)
구미(정보통신등)	자가	구미	-	846,365	59,349	7,499	29,645	898,215	
기흥(반도체등)	자가	기흥	-	2,720,168	309,391	140,965	170,181	2,888,594	
온양(반도체등)	자가	온양	-	309,853	157	-	15,667	310,010	
천안(LCD등)	자가	천안	-	472,763	1,262	-	33,436	474,025	
탕정(LCD등)	자가	탕정	-	1,830,343	181,301	320	108,119	2,011,324	
기타(본관등)	자가	서울	-	742,610	697,912	4,134	50,708	1,436,388	
소 계				7,763,427	1,774,796	719,394	436,452	8,818,829	

※ 당기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 건물의 당기증가와 감소는 각각 1,081,217백만원 및 25,815백만원임.

※ 기초 및 당기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 구축물] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	당기증감		당기상각	당기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	70,541	1,205	1,344	3,161	70,402	
구미(정보통신등)	자가	구미	-	52,859	1,525	-	3,310	54,384	
기흥(반도체등)	자가	기흥	-	151,612	7,030	2,918	8,674	155,724	
온양(반도체등)	자가	온양	-	27,977	434	-	1,942	28,411	
천안(LCD등)	자가	천안	-	71,034	15	-	4,816	71,049	
탕정(LCD등)	자가	탕정	-	33,015	83	3,162	1,916	29,936	
기타(본관등)	자가	서울	-	21,520	845	394	1,681	21,971	
소 계				428,558	11,137	7,818	25,500	431,877	

※ 당기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 구축물의 당기증가와 감소는 각각 8,218백만원 및 4,899백만원임.

※ 기초 및 당기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 기계장치] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	당기증감		당기상각	당기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	292,026	104,920	78,618	35,444	318,328	
구미(정보통신등)	자가	구미	-	1,516,914	406,438	315,861	210,339	1,607,491	
기흥(반도체등)	자가	기흥	-	35,947,336	8,047,951	4,362,575	4,778,410	39,632,712	
온양(반도체등)	자가	온양	-	2,515,055	217,938	113,547	329,792	2,619,446	
천안(LCD등)	자가	천안	-	5,100,988	307,624	229,826	517,248	5,178,786	
탕정(LCD등)	자가	탕정	-	3,261,619	640,809	127,706	711,263	3,774,722	
기타(본관등)	자가	서울	-	282,932	1,691,346	64,695	173,129	1,909,583	
소 계				48,916,870	11,417,026	5,292,828	6,755,625	55,041,068	

※ 당기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 기계장치의 당기증가와 감소는 각각 7,071,955백만원 및 947,757백만원임.
※ 기초 및 당기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 차량운반구] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	당기증감		당기상각	당기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	6,716	1,278	2,237	932	5,757	
구미(정보통신등)	자가	구미	-	11,528	5,661	5,463	2,074	11,726	
기흥(반도체등)	자가	기흥	-	11,351	1,623	4,286	1,489	8,688	
온양(반도체등)	자가	온양	-	2,628	83	408	387	2,303	
천안(LCD등)	자가	천안	-	3,556	446	471	566	3,531	
탕정(LCD등)	자가	탕정	-	3,181	1,341	334	646	4,188	
기타(본관등)	자가	서울	-	212,128	7,989	69,712	16,826	150,405	
소 계				251,088	18,421	82,911	22,920	186,598	

※ 당기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 차량운반구의 당기증가와 감소는 각각 13,511백만원 및 78,001백만원임.

※ 기초 및 당기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 공구기구비품] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	당기증감		당기상각	당기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	62,932	17,336	25,160	8,365	55,108	
구미(정보통신등)	자가	구미	-	278,792	64,111	69,582	41,507	273,321	
기흥(반도체등)	자가	기흥	-	512,533	45,320	51,659	40,646	506,194	
온양(반도체등)	자가	온양	-	299,930	54,201	6,851	56,465	347,280	
천안(LCD등)	자가	천안	-	135,061	9,233	2,537	24,047	141,757	
탕정(LCD등)	자가	탕정	-	155,000	17,161	2,796	26,895	169,365	
기타(본관등)	자가	서울	-	183,562	89,386	84,694	25,151	188,254	
소 계				1,627,810	296,748	243,279	223,076	1,681,279	

※ 당기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 공구기구비품의 당기증가와 감소는 각각 172,831백만원 및 119,362백만원임.

※ 기초 및 당기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 건설중인자산] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	당기증감		당기상각	당기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	1	4,937	4,865	-	73	
구미(정보통신등)	자가	구미	-	16,404	98,301	94,758	-	19,947	
기흥(반도체등)	자가	기흥	-	752,558	5,008,161	4,408,451	-	1,352,268	
온양(반도체등)	자가	온양	-	51,241	268,047	262,171	-	57,117	
천안(LCD등)	자가	천안	-	38,163	392,335	292,565	-	137,933	
탕정(LCD등)	자가	탕정	-	1,006,413	3,216,931	2,739,758	-	1,483,586	
기타(본관등)	자가	서울	-	494,888	197,933	608,214	-	84,607	
소 계				2,359,668	9,186,645	8,410,782	-	3,135,531	

※ 당기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 건설중인자산의 당기증가와 감소는 각각 9,139,772백만원 및 8,363,909백만원임.

[자산항목 : 미착기계] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	당기증감		당기상각	당기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	1,094	31,084	31,835	-	343	
구미(정보통신등)	자가	구미	-	454	90,001	90,122	-	333	
기흥(반도체등)	자가	기흥	-	60,416	3,372,514	3,416,841	-	16,089	
온양(반도체등)	자가	온양	-	29	120,190	117,186	-	3,033	
천안(LCD등)	자가	천안	-	39	132,644	132,180	-	503	
탕정(LCD등)	자가	탕정	-	1,372	976,751	977,624	-	499	
기타(본관등)	자가	서울	-	39	24,973	24,982	-	30	
소 계				63,443	4,748,157	4,790,770	-	20,830	

(2) 설비의 신설 · 매입 계획 등

(가) 진행중인 투자

(단위 : 억원)

사업 부문	구 분	투자기간	대 상 자 산	투자 효과	총투자액	기투자액 (당기투자액)	향후투자액	비 고
디지털미디어 총괄	신/증설 보완 등	'07.1~'09.12	건물 /설비	CAPA 증설	2,232	2,232 (586)	-	
정보통신 총괄	신/증설 보완 등	'07.1~'09.12	건물 /설비	CAPA 증설	3,916	3,916 (1,963)	-	
반도체 총괄	신/증설 보완 등	'07.1~'09.12	건물 /설비	CAPA 증설	115,203	115,203 (51,814)	-	
LCD 총괄	신/증설 보완 등	'07.1~'09.12	건물 /설비	CAPA 증설	49,369	49,369 (36,706)	-	
기 타	기타	'07.1~'09.12	건물등		8,859	8,859 (3,817)	-	

사업 부문	구 분	투자기간	대 상 자 산	투자 효과	총투자액	기투자액 (당기투자액)	향후투자액	비 고
합 계					179,579	179,579 (94,886)	-	

※ 당사는 조직개편에 따라 '08년 반기부터 일부 사업부문의 분류를 변경하였으며, 제39기 및 제38기의 재무현황을 제40기의 분류기준에 따라 재분류하였습니다.
※ 현재 시점에서 향후 투자액을 합리적으로 예측하기 어려움.

(나) 향후 투자계획

(단위 : 억원)

사업 부문	계획명칭	'09년 예상투자총액		투자효과	비고
		자산형태	금 액		
디지털 미디어 총괄	○ 신/증설 및 생산라인 보완 투자	건물/설비			
정보 통신 총괄	○ 신/증설 및 생산라인 보완 투자	건물/설비			
반도체 총괄	○ 신/증설 및 생산라인 보완 투자	건물/설비			
LCD 총괄	○ 신/증설 및 생산라인 보완 투자	건물/설비			
기타	○ 기타	건물/설비			
합 계					

※ 현재 시점에서 향후 투자액을 합리적으로 예측하기 어려움.

4. 매출에 관한 사항

가. 매출실적

(단위 : 억원)

사업부문	매출유형	품 목		제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)	제38기 ('06.1.1~12.31)
디지털 미디어 총괄	상 품 제 품 용 역 기타매출	CTV,모니터, 에어컨, 세탁기, 냉장고 등	수 출	58,013	44,278	46,315
			내 수	40,667	37,850	34,128
			합 계	98,680	82,128	80,443
정보통신 총괄	상 품 제 품 용 역 기타매출	HHP, 시스템, 컴퓨터, MP3P 등	수 출	209,207	158,811	151,137
			내 수	57,970	51,805	45,136
			합 계	267,177	210,616	196,273
	상 품	MEMORY,	수 출	166,560	175,995	179,381

사업부문	매출유형	품 목		제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)	제38기 ('06.1.1~12.31)
반도체 총괄	제 품 용 역 기타매출	SYS-LSI HDD 등	내 수	10,073	10,637	11,430
			합 계	176,633	186,632	190,811
LCD 총괄	상 품 제 품 용 역 기타매출	TFT-LCD	수 출	159,145	130,368	104,570
			내 수	21,533	16,236	12,452
			합 계	180,678	146,604	117,022
기 타	상 품 제 품 용 역 기타매출	-	수 출	1,038	966	838
			내 수	5,324	4,814	4,341
			합 계	6,362	5,780	5,179
합 계			수 출	593,963	510,419	482,241
			내 수	135,567	121,341	107,487
			합 계	729,530	631,760	589,728

※ 외부매출액 기준임

※ 당사는 조직개편에 따라 '08년 반기부터 일부 사업부문의 분류를 변경하였으며, 제39기 및 제38기의 재무현황을 제40기의 분류기준에 따라 재분류하였습니다.

○ 주요제품별 매출실적

(단위 :억원)

구 분		제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)	제38기 ('06.1.1~12.31)
CTV	수 출	18,751	13,532	15,519
	내 수	10,988	10,478	9,646
	합 계	29,739	24,010	25,165
모니터	수 출	5,489	4,161	4,125
	내 수	3,165	3,160	3,198
	합 계	8,654	7,321	7,323
컴퓨터	수 출	700	869	897
	내 수	11,653	12,283	10,652
	합 계	12,353	13,152	11,549
HHP	수 출	199,214	151,976	144,294
	내 수	36,587	31,769	27,635
	합 계	235,801	183,745	171,929
시스템	수 출	8,750	5,559	5,221
	내 수	8,186	6,217	5,190

구 분		제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)	제38기 ('06.1.1~12.31)
	합 계	16,936	11,776	10,411
MEMORY	수 출	109,854	125,616	136,272
	내 수	5,994	6,426	7,584
	합 계	115,848	132,042	143,856
LCD	수 출	159,145	130,368	104,570
	내 수	21,533	16,236	12,453
	합 계	180,678	146,604	117,022
LSI	수 출	31,534	25,865	19,667
	내 수	2,666	2,639	2,411
	합 계	34,200	28,504	22,078
냉장고	수 출	11,598	7,843	6,092
	내 수	8,807	8,055	7,922
	합 계	20,405	15,898	14,014
HDD	수 출	24,103	23,856	22,769
	내 수	1,381	1,551	1,420
	합 계	25,484	25,407	24,189

※ 순매출액 기준임.

나. 판매경로 및 판매방법 등

(1) 판매조직

○ 국 내 : 1사업부, 8팀, 21그룹(지사), 141지점

대리점 2,324점(종합점 526점/ 전문점 870점/ 이동체 763점/ 일반점 165점)

○ 해 외 : 미주 10개, 구주 13개, CIS 5개, 아주 8개, 중아 2개, 중국 4개, 일본 1개

(2) 판매경로

○ 국 내

- 생산자(공장) --> 대리점 --> 소비자
- 생산자(공장) --> 유통업체(양판점,할인점,백화점,홈쇼핑,인터넷)--> 소비자
- 생산자(공장) --> 통신사업자(SKT, KTF, LGT)--> 소비자
- 생산자(공장) --> 소비자

1) 물류흐름

· 생산(회사 물류센타) --> 대리점, 유통업체, 통신사업자 ----- > 소비자
· 생산(회사 물류센타) ------------------------------------> 소비자

2) 유통구조

· 제조자 --> 대리점 -------------------------------------> 소비자
· 제조자 --> 대리점 --> 농협, 구판장, 계열점 ---------------> 소비자
· 제조자 --> 유통업체 (양판점,할인점,백화점,홈쇼핑,인터넷) --> 소비자
· 제조자 --> 통신사업자 ---------------------------------> 소비자
· 제조자 -----------------------------------> 실수요자 (일반기업체 등)
· 제조자 ---> 소비자

3) 판매경로별 매출액 비중

경 로	대리점	혼매점	무점포 (홈쇼핑,인터넷등)	특직판
비 중	33%	15%	3%	49%

○ 해 외

· 해외 BUYER 수주
· 해외법인의 수주

(3) 판매방법 및 조건

○ 국 내

구 분	판매경로	대금회수조건	부대비용 비용분담
전속	대리점	- 약정여신수금(현금,30일여신) (담보 100%내 여신적용)	- 사안별 상호 협의하에 일부 분담
유통업체	양판점,할인점, 백화점,홈쇼핑, 인터넷	개별계약조건	- 사안별 상호 협의하에 일부 분담
특직판	일반기업체등	개별계약조건	없 음

○ 해 외

· 해외법인을 통한 판매 및 DIRECT 수출

(4) 판매전략

○ 시장지배력 강화

○ 수주영업 활성화

○ 유통경쟁력 확대

○ 영업역량 강화

5. 수주상황

- '08년말 현재 주문생산에 의한 장기공급계약 수주현황은 없음

6. 파생상품 등에 관한 사항

가. 파생상품계약 체결 현황

- 해당사항 없음

나. 리스크 관리에 관한 사항

- 해당사항 없음

7. 경영상의 주요계약 등

거래선	항 목	내 용
HITACHI (IBM)	계약 유형	특허사용 계약
	체결시기 및 기간	2008.01~2011.12
	목적 및 내용	RMM제품관련 특허사용 계약
	대금수수 방법	45.6M$(균등 분할 지급)
	기타 주요내용	-
Matsushita	계약 유형	특허 상호 라이센스 계약 체결
	체결시기 및 기간	2008.1.31 ~ 2018.1.30(10년간)
	목적 및 내용	반도체 관련 특허
	대금수수 방법	분할지급
	기타 주요내용	-
Renesas	계약 유형	특허 상호 라이센스 계약 체결
	체결시기 및 기간	2008.4.25 ~ 2013.4.24(5년)
	목적 및 내용	반도체 관련 특허
	대금수수 방법	분할지급
	기타 주요내용	-

8. 연구개발활동

가. 연구개발활동의 개요

(1) 연구개발 담당조직

□ 연구개발조직도



代表理事
기술
총괄
디지털미디어
총괄
정보통신
총괄
반도체
총괄
L C D
총괄

연구개발조직도
조직도(구조직기준)

□ 연구개발조직도



代表理事
DS부문
DMC부문
종합기술원
AMLCD
연구소
LCD개발
연구소
LCD생산기술
연구소
HDD
연구소
SOC
연구소
디지털영상
연구소
무선
연구소
디자인
연구소
AV
연구소
네트워크
연구소
프린팅
연구소
통신
연구소
생활가전
제1연구소
무선통신
연구소
DA
연구소
컴퓨터시스템
연구소
삼성전자
종합기술원
생산기술
연구소

연구개발조직도
조직도(신조직기준)

※ 연구개발 조직도 구조직기준 조직도는 '08년 12월 31일, 신조직기준 조직도는 사업보고서 제출일('09.3.31) 현재 기준임

종합기술원에서는 차세대를 위한 기초기술연구와
중장기 PROJECT를 수행하고 있고, 제품별로 이루어진 각 총괄연구소에서는
단기 상품화 과제를 주로 개발하여 차년도 판매에 대비하고 있음.

○ 해외

미국(SISA,DTL), 영국(SERI), 러시아(SRC), 이스라엘(STRI,SIRC), 인도(SISO), 일본(SYRI), 중국(BST, SSCR, SCRC)등의 지역에 연구개발 조직을 운영하고 있으며 제품개발 및 기초기술연구 등의 연구활동을 수행중임.

(2) 연구개발비용

(단위 : 백만원)

과 목		제40기	제39기	제38기	비 고
원 재 료 비		399,037	335,531	362,278	
인 건 비		1,402,645	1,348,022	1,164,209	
감 가 상 각 비		191,940	193,069	183,818	
위 탁 용 역 비		854,877	697,550	691,703	
기 타		4,052,231	3,368,410	3,174,293	
연구개발비용 계		6,900,730	5,942,582	5,576,301	
회계처리	판매비와 관리비	3,783,958	3,411,585	3,302,337	
	제조경비	3,116,772	2,530,997	2,273,964	
	개발비(무형자산)	-	-	-	
연구개발비 / 매출액 비율 [연구개발비용계÷당기매출액×100]		9.5%	9.4%	9.5%	

나. 연구개발 실적

구 분	연구과제	연구결과 및 기대효과 등
	초경량 프리미엄 노트PC 출시	- 동급 최경량 무게에 배터리 사용시간 2배로 늘린 '센스 X360' · 1.29kg, 13.3인치 고휘도 LED디스플레이, SSD스토리지 등 저전력의 첨단 부품 · 삼성전자의 배터리 관리 기술인 'EBL(Extended Battery Life) 솔루션'을 결합해 배터리 사용시간을 최고 10시간까지 연장
	MP3P '다이아몬드 사운드 Q1' 출시	- 삼성 고유 음장 기술 DNSe 3.0™ 최초 적용, 최고의 음질 재현 - 2.4인치 LCD, 각종 동영상 지원, FM라디오 등 다양한 기능 탑재 - TTS(Text-To-Speech), 재생속도조절 등 다양한 어학기능 강화
	업계 첫 2048 x 1152 해상도 16:9 모니터 출시	- 2048 x 1152 해상도(QWXGA) 지원, 웹페이지 2개 동시에 볼 수 있음 - 인터넷,문서위주 사용환경→멀티미디어 및 영상 감상에 최적 - A4 2장+사이드 바 가능한 크기로 최적의 멀티태스크환경
	햅틱UI MP3 플레이어'P3' 첫 공개	- 감성과 편의성 결합한 프리미엄 터치스크린 MP3플레이어 - 24가지 진동 피드백, '위젯(Widget)' 화면을 5개까지 구성 - 세계 최초 'Vibe Woofer' 및 'Wise Volume' 기능 탑재
	UCC 맞춤형 캠코더 출시	- 자체 개발 고성능 신규 플랫폼 채용, DVD급 고화질 영상 최대 8시간 촬영 - 작고 가벼워 휴대성 탁월, 34배 광학 슈나이더 줌렌즈 채용 - 손떨림 보정, 얼굴인식, 바람소리 제거 기능
	풀HD TV 겸용 싱크마스터 'T' 모니터 출시	- 기존 크리스털 디자인 모니터 19/20/22인치 → 24/26인치 라인업 확대 - 1920*1200 해상도, 풀HD TV 겸용으로 모니터로 TV시청 - 10,000:1 명암비, 5ms 응답속도, 스테레오 스피커, DNSe 음향기술 적용 - HDMI 1.3, HDMI-CEC 적용해 모니터 리모콘으로 삼성TV/홈시어터 조정 가능
	'크리스털 로즈' TV 신제품 출시	- 44.4mm 두께, 패턴 적용된 크리스털 슬림 LCD TV '보르도 850' 2종 - LED(발광다이오드) 백라이트 TV 대중화 위한 오션 블루컬러 '보르도 780' 2종 - 고급 패턴 플래티넘 블랙 컬러 LED LCD TV '보르도 950' 1종 - 운동, 요리, 유튜브 동영상 등 콘텐츠 즐길 수 있는 PDP TV '깐느 750' 3종
	프로젝터 신제품 2종 출시	- 가로 14.5cm, 세로 6.4cm, 무게 900g, 초소형· 초경량 미니 프로젝터 - 150 안시루멘의 또렷한 영상구현, LED램프 사용으로 장시간 사용 가능 - 저소음, 다양한 입력단자, 내장스피커 등 작지만 강력한 기능 탑재
	인텔 센트리노2 탑재 노트북 출시	- 센트리노2 기반으로 설계돼 모바일 환경에 최적의 성능 - 웹 카메라와 마이크를 기본으로 내장 - HDMI 포트를 기본사양으로 탑재, HD컨텐츠를 TV에 연결

구 분	연구과제	연구결과 및 기대효과 등
디지털 미디어 총 괄	세계 최소형 컬러 레이저 신제품 출시	- 우수한 공간 활용성을 자랑하는 세계 최소형 제품 - 삼성만의 NO-NOISTM기술을 적용, 일반 대화(50dBA)보다 낮은 수준(45dBA)의 출력 정숙성 - 파일의 크기와 상관없이 흑백은 분당 16매, 컬러는 분당 4매의 고른 출력 속도를 지원
	'파브 보르도 750' 콘텐츠 LCD TV 3종 출시	- '콘텐츠 라이브러리' 기능 : 요리, 운동 등 TV에 내장된 6가지 콘텐츠 이용 - '파워 인포링크' 기능 : 인터넷 선 연결해 네이버가 제공하는 뉴스, 날씨, 증시 정보를 TV 시청하면서 실시간으로 확인 - 오토모션 플러스 120Hz 등 '08년 화질 신기술 적용해 최상의 화질 구현
	초고화질(풀HD) 캠코더 출시	- 초고화질(풀HD) 동영상과 800만 화소급의 선명한 사진을 하나의 제품에서 촬영 - '픽셀 라이징 기술' : 800만 화소급의 고화질 정지영상 촬영 가능 - '듀얼 레코딩' 기능 : 동영상· 정지영상의 모드 전환 필요 없음. - '슈퍼 컬러 나이트 기능' : 고감도 촬영모드(최대 ISO 3200)를 지원, 어두운 곳에서도 선명한 사진 촬영가능
	세계 최초 '블루 페이즈 방식' LCD 개발	- 240Hz 초고속 영상 구현에 적합한 새로운 액정 방식 - 기존 대비 공정 단순화가 가능, 생산 효율 업그레이드 - '멍듬 현상' 발생 가능성 원천적 차단
	하이브리드 DVD 캠코더 출시	- 내장 메모리, 메모리카드, DVD 디스크등 원하는 매체에 동영상 저장 - 내장 4GB 메모리 사용으로 빠른 부팅속도(3초)로 빠른 촬영 - 터치스크린에서 촬영한 영상을 손쉽게 편집가능
	'파브 보르도 650' 풀HD LCD TV 출시	- 모방할 수 없는 '크리스털 로즈' 친환경적 디자인 공법 적용
	업계 최초 3D PDP TV '파브 깐느 450' 출시	- 3차원(3D) 입체영상을 대형 PDP TV 로 구현 - 업계 최초 메가 명암비(100만대1) 구현한 '3D Ready PDP TV' - 세계 최대 게임업체 (EA社)와 콘텐츠 공급, 공동마케팅 계약 체결
	LED 광원 모니터 신제품 2종 출시	- 60.9cm(24인치), 75cm(30인치) 신제품 출시 라인업 강화 - 업계 최고 수준인 123%색 재현력으로 섬세한 색 표현 가능 - 정밀도 강화된 색보정장치 기본 제공으로 최적의 사용환경
	'08년 첫 풀HD LCD TV '파브 보르도 550' 출시	- '08년 새롭게 선보이는 4가지 화질기술 탑재 30000:1 동적 명암비 - 스포츠모드, 영화모드, 게임모드등 TV 시청에 따른 '엔터테인먼트 모드' 채용 - 2개의 우퍼가 만들어 주는 2.2채널의 강화된 사운드로 실감나는 음향 실현
	블루레이 일체형 홈시터어 출시	- 블루레이 플레이어 통해 풀HD의 생생한 영상 감상가능 - 7.1채널 스피커의 리시버와 HD 음질 포맷 접목해 최상의 음질 구현 - 애니넷+(Anynet+) 기능으로 TV와 쉽게 연결해 사용편의 제공
	슬림스피커 일체형 비디오 MP3 플레이어 출시	- 내장형 슬림 스테레오 스피커로 음악을 함께 즐기는 비디오 MP3 플레이어 - 스피커 내장에도 불구 두께 14.95mm, 무게 85g으로 슬림하고 가벼움 - 블루투스 기능으로 블루투스 휴대전화와 연결해 스피커폰으로 사용가능
	인텔 최신 CPU 탑재 노트북 출시	- 인텔 최신 CPU 탑재 노트북 출시 - 17" 매스티지 와이드 노트북 R700등 총 8모델 출시예정
	국내최초 시스템에어컨 원격 관리 서비스	- 원격 관리로 시스템에어컨 이상 여부 실시간 감지, 즉각적 서비스 제공 통합 관리 시스템을 이용한 인터넷망 원격접속으로 관리 안전성
	'08년형 하우젠 로봇 청소기 2종 출시	- 내부 장착된 카메라로 최적의 경로 구현, 청소시간을 반으로 단축 - 적외선 탐지센서로 벽면을 따라 격자무늬로 구석구석 청소 - 로봇청소기와 스텔스 진공청소기 동시 출시로 청소기 풀 라인업 구축
	2008년 시스템 하우젠 빌트인 신제품 출시	- Smart TBI(True Built In) 냉장고에 '패밀리 윈도우' LCD 채용 - '모듈러' 냉장고, 조리기기 풀 패키지 구축해 B2C 시장 공략 - 가구업계 연계해 빌트인 가전 체험부터 사후관리까지 토털 솔루션 제공
	하우젠 에어컨 '바람의 여신III' 출시	- '통째로 열어' 더욱 시원해진 08년형 하우젠 에어컨 - 업계 최초 전면 슬라이딩 방식으로 더욱 시원하고 빠른 냉방 - '가구의 모습으로 거실을 아름답게' 인테리어 '오브제' 개념 도입
	'08년 지펠 냉장고	- 수분 케어로 수분은 높이고 태양광 야채실로 농약은 감소시킴 - 업그레이드 수분케어로 74% 고습도 유지로 신선도 향상 - 태양광 야채실로 잔류농약 최대 72%까지 감소가능
	트윈 LCD 휴대폰 '스타일 보고서' 출시	- 세련된 디자인과 첨단 기능 등으로 자신만의 개성을 드러내는 휴대폰 - 휴대폰 내부와 외부에 2.2인치 LCD 탑재 - 외부 LCD는 터치스크린 방식으로 폴더를 열지 않고도 MP3, 사진, DMB, 메시지 등 다양한 기능 이용 가능
	와이맥스(와이브로) 에볼루션 세계 최초 공개 시연	- 기존 대비 데이터 전송 속도 4배, 주파수 효율 2배 개선 · 다운로드 149Mbps, 업로드 43Mbps 속도를 구현 · 4세대 통신 기술의 핵심 기술인 다중송수신 기술 ※MIMO : Multiple Input Multiple Output)의 차세대 기술인 '멀티 유저 MIMO 기술'을 적용해 평균 주파수 효율성도 배가시켰음 - 한국 토종기술 모바일 와이맥스, 4G표준 경쟁 우위 선점

구 분	연구과제	연구결과 및 기대효과 등
정보통신 총괄	'오리진(Origin)' 폰 출시	- 능동형 유기발광다이오드(AM-OLED), 쉽고 명쾌한 UI적용 - 2.6인치 대형 화면과 큰 글씨 키패드로 사용편리성 제공 - 통화시 잡음 감소, GPS 네비게이션, FM 라디오, 웰빙 기능 등 일상에서 유용한 다양한 부가기능 제공
	'애니콜 햅틱2' 출시	- 사용자가 원하는 진동을 직접 만들 수 있는 '나만의 햅틱' - '생활 속 타이머', '위젯 메모', '다짐 4종' 등 최대 50개의 위젯 - 500만 화소, 플래쉬, 손떨림 보정, 오토포커스, 접사 등 카메라 기능 - 최대 16기가 내장 메모리 지원으로 MP3 4000곡, 영화 10편 저장 가능
	삼성 차세대 가정용 단말기 '홈 매니저' 미국 출시	- 7인치 터치스크린 LCD를 내장한 프레임은 음악, 영화 등 멀티미디어 콘텐츠를 즐길 수 있고 인터넷을 통해 날씨, 뉴스, 증권 등의 정보를 실시간으로 손쉽게 이용 - PMP와 같은 형태의 프레임(frame)과 가정용 기지국, 무선 전화기가 하나의 세트로 구성
	스마트폰 '울트라메시징II', '멀티터치II' 출시	- 울트라메시징 II, 624MHz 고속 CPU 채택으로 3배 이상 빠른 속도 - 언제 어디서나 업무 수행이 가능한 강력한 모바일 오피스 기능 제공 - 멀티터치 II, 웹서핑에 편리한 2.8인치 대화면 터치스크린 스마트폰 - HSDPA, WiFi, 블루투스 등 첨단 통신방식을 지원해 언제 어디서나 대용량의 데이터를 초고속으로 전송할 수 있고 GSM 글로벌 로밍, 200만화소 카메라, 블루투스, 외장 메모리 등 다양한 첨단 기능 보유
	'애니콜 햅틱'폰 출시	- 시각, 청각, 촉각 동시 자극해 사용자와 교감하는 첨단 UI 탑재 - 22가지 다양한 진동기능과 디지로그 감성으로 재미요소 극대화 - 한번 터치로 접속가능한 Easy Access, 맞춤형 메뉴 꾸미는 Widget
	'미니스커트 시즌2' 출시	- 지난해 큰 인기를 끈 미니스커트폰의 업그레이드 버전 - 웃는 순간 자동으로 찍히는 '스마일 샷' 휴대폰 처음 적용 - 터치키 진동, SMS 일정 보내기등 추가 기능 탑재
	올인원 WiBro 단말기 'WiBro 커뮤니케이터' 출시	- WiBro 단말기로 초고속 무선인터넷, PMP, 지상파 DMB 등 다양한 기능 구현 - WiBro 단말기 최초로 GPS 내장해 네비게이션으로도 이용 가능 - 4.3인치의 고해상도 WVGA TFT-LCD 채용으로 고화질로 멀티미디어 기능 즐길수 있어
	아디다스와 'miCoach'폰 공개	- 심장박동수, 조깅속도와 거리, 소비칼로리등 각종 정보 실시간 저장 - 저장된 정보 토대로 세부 분석을 통해 적합한 맞춤형 운동 프로그램 제시
	전면 풀터치 폴더폰 'G400' 공개	- 3/4~9일 독일 하노버에서 열리는 CeBIT에서 프리미엄 폴더폰 공개 - 2.22인치 대화면 외부 풀터치 스크린으로 폴더를 닫고도 각종 멀티미디어 기능을 손쉽게 사용
	MWC 2008 참가, 디자인과 기술 완벽한 하모니 'SOUL'폰 공개	- 1,700만대가 판매된 글로벌 히트중인 기존 울트라 에디션의 혼을 담은 폰, SOUL 공개 - 감각적인 UI, 500만화소 카메라, 7.2Mbps HSDPA, 12.9mm 슬림 슬라이드 디자인에 풀 메탈 재질 적용
	'진보라 가로본능폰' 출시	- HSDPA 폰 최초의 가로보기 타입 DMB 폰 - 진공증착 방식의 펄 컬러 적용으로 그랜드 피아노 같은 세련미 - 300만 화소 카메라, MP3, 블루투스2.0등 첨단기능 탑재
	글로벌 전략폰 소울'SOUL' 출시	- 사용자와 교감하는 첨단 UX (User eXperience) 장착 - '퍼스널 UX' : 사용자가 직접 촬영한 사진, 패턴, 컬러, 아이콘 등을 조합해 UX생성 - 휴대폰 기능에 따라 키패드 아이콘이 변화하는 DaCP™ 기술을 적용한 매직컬 터치 키패드를 장착
	500만 화소 이너줌 카메라폰 출시	- 국내 최초로 광학 3배 이너줌을 탑재한 500만 화소 카메라폰 - 제논 플래쉬, 손떨림 보정, 얼굴인식 등 고급 카메라 기능 탑재 - 렌즈커버 열면 자동 촬영모드 진입하는 '인스턴트 온' 기능 채택
	'조약돌 디자인' MP3플레이어 출시	- 조약돌 형상화한 세련된 디자인 패션형 MP3플레이어 '옙 S2' - 자체 음장 기술'DNSe(Digital Natural Sound engine)로 음질 강화 - LED 라이팅 효과, 즐겨찾기 모드로 편의성 증대
반도체 총괄	휴대형 외장하드 新제품 2종 출시	- 삼성 독자 USB 일체형 기술적용, 소형화/경량화/저전력 실현 ※ 삼성 독자 'USB 일체형 기술' : HDD에 USB 컨트롤러를 일체화하여 별도 컨트롤러 채용없이 외장하드 완제품을 구현하는 기술로, 외장하드의 초소형화, 경량화, 전력소모 절감 효과를 가져옴 - S시리즈는 실시간 또는 지정된 스케줄에 따른 데이터 자동백업, 나만의 중요 데이터를 암호화하여 저장할 수 있는 시크릿존(SecretZoneTM), 패스워드를 통한 데이터 이중보호 장치인 세이프티키(SafetyKeyTM) 등 삼성전자 외장하드만의 차별화된 기능을 지원
	50나노급 2기가 DDR3 업계 최초 인텔 인증 획득	- 50나노급 2기가비트 DDR3 D램 단품 및 모듈 인텔 인증 완료 - 초고속 1.333Gbps(1,333Mbps) 동작 제품을 10월부터 본격 양산 - 업계 최초 50나노급 2기가 DDR3 D램 사업화로 경쟁 우위 확보
	고성능 256GB SSD 본격 양산 돌입	- 고성능 256기가바이트(GB) SSD, 업계 최초 본격 양산 돌입 - 기존보다 약 3배 향상된 업계 최고의 쓰기 속도 200MB/s 구현 - 차세대 SSD, 40나노급 낸드에도 적용 가능한 고성능 컨트롤러 탑재
	세계 최고 속도 비정질 산화물 박막 트랜지스터 개발	- 이중 채널구조로 전자 이동 속도 3배 이상 향상 및 문턱 전압 제어 - UD급 디스플레이 적용 및 산화물 TFT의 반도체 적용 가능성 제시 - Solar Cell, LED, 센서 등 다양한 분야에 걸쳐 파급 효과 기대

구 분	연구과제	연구결과 및 기대효과 등
	90나노 고성능 스마트카드 칩 개발	- EEPROM 탑재한 스마트카드 칩으로는 최초로 90나노 공정 적용 - 보안 기능 강화된 고성능 제품으로 모바일 TV 분야, SIM 카드 등 적극 공략 - 72KB, 144KB, 288KB EEPROM 내장한 다양한 제품 라인업 구축
	6Gbps" 512Mb GDDR5 그래픽DRAM 개발 성공	- 기존 GDDR4 대비 2배의 데이터 전송 속도 구현 - '08년 ISSCC(세계 반도체 설계 학회)에 업계유일 6Gbps GDDR5관련 논문 채택되어 세계 최고 기술 인정 획득
	세계 최고속 최고 용량 256GB SATA2 SSD 제품 개발	- 256GB SSD, 최고급 PC向 고용량 고성능 Storage Solution 제공으로 고용량 HDD를 1:1 대체 가능 - 자체 컨트롤러, 소프트웨어 확보로 종합 SSD 솔루션 체제 구축
	저전력 800MHz Mobile AP 개발	- ARM11기반 CPU로는 세계 최고속인 800MHz 구현, 경쟁사 동급 제품 대비 30% 소비전력 절감
	90nm 고성능 스마트카드IC개발	- 288KB EEPROM外 10.5KB RAM, 384KB ROM 내장하여 저장용량 높여 SIM 기능 뿐 아니라 모바일TV 인증도 가능 또한 보안기능 대폭 강화
LCD 총 괄	82인치 120Hz UD급 LCD 개발	- 업계 최초 초고해상도 120Hz UD급 82인치 TV용 LCD 패널 - 풀HD 대비 해상도 4배인 UD급 해상도에 120Hz 적용 - LED 백라이트 적용하여 기존 대비 색재현성 2배이상 개선

9. 기타 투자의사결정에 필요한 사항

가. 외부자금조달 요약표

[국내조달] (단위 : 백만원)

조 달 원 천	기초잔액	신규조달	상환등감소	기말잔액	비고
은 행	-	-	-	-	-
보 험 회 사	-	-	-	-	-
종합금융회사	-	-	-	-	-
여신전문금융회사	-	-	-	-	-
상호저축은행	-	-	-	-	-
기타금융기관	-	-	-	-	-
금융기관 합계	-	-	-	-	-
회사채 (공모)	-	-	-	-	-
회사채 (사모)	-	-	-	-	-
유 상 증 자 (공모)	-	-	-	-	-
유 상 증 자 (사모)	-	-	-	-	-
자산유동화 (공모)	-	-	-	-	-
자산유동화 (사모)	-	-	-	-	-
기 타	-	-	-	-	-
자본시장 합계	-	-	-	-	-
주주・임원・계열회사차입금	-	-	-	-	-
기 타	-	-	-	-	-
총 계	-	-	-	-	-

※ 당기中 신규조달 및 상환등 감소 없음.

[해외조달] (단위 : 백만원)

조 달 원 천	기초잔액	신규조달	상환등감소	기말잔액	비고
금 융 기 관	-	-	-	-	
해외증권(회사채)	93,820	31,931	6,288	119,463	
해외증권(주식등)	-	-	-	-	
자 산 유 동 화	-	-	-	-	
기 타	-	-	-	-	
총 계	93,820	31,931	6,288	119,463	

※ 해외증권(회사채) 신규조달 31,931백만원은 기준환율변동에 의한 증가분임.
※ 해외증권(회사채) 상환등 감소 6,288백만원은 당기 상환(5백만$)에 따른 감소분임.

나. 최근 3년간 신용등급

평가일	평가대상 유가증권 등	평가대상 유가증권의 신용등급	평가회사 (신용평가등급범위)	평가구분
'06. 1.25	회사채	A	S&P (미국) (AAA ~ D)	수시평가

※ S&P의 A는 '투자적격' 등급으로 총 23개 신용등급 중 상위 6등급에 해당
※ S&P 의 본점소재지는 미국임.

다. 기타 중요한 사항

- 해당사항 없음

III. 재무에 관한 사항

1. 연결재무제표에 관한 사항

가. 요약연결재무정보

(단위 : 백만원)

구 분	제 40 기	제 39기	제 38기	제 37기	제 36 기
[유동자산]	48,968,556	41,901,014	34,988,905	33,399,152	31,991,225
・당좌자산	39,475,949	33,932,211	28,235,460	27,534,263	26,187,579
・재고자산	9,492,607	7,968,803	6,753,445	5,864,889	5,803,646
[비유동자산]	56,332,094	51,474,122	46,377,301	41,062,646	37,013,400
・투자자산	11,377,727	11,796,347	10,302,531	9,340,887	10,966,210
・유형자산	42,496,311	37,380,644	33,784,615	29,276,161	23,962,396
・무형자산	787,249	704,627	658,385	632,856	544,522
・기타비유동자산	1,670,807	1,592,504	1,631,770	1,812,742	1,540,272
자산총계	105,300,650	93,375,136	81,366,206	74,461,798	69,004,625
[유동부채]	32,207,070	29,795,976	25,522,871	24,908,590	26,107,583
[비유동부채]	10,169,626	7,607,252	7,903,468	7,945,797	6,496,761
부채총계	42,376,696	37,403,228	33,426,339	32,854,387	32,604,344
[자본금]	897,514	897,514	897,514	897,514	897,514
[연결자본잉여금]	6,588,861	6,574,995	6,364,604	6,338,460	6,239,586
[연결자본조정]	△8,597,013	△8,747,381	△6,994,210	△5,343,046	△3,466,988
[연결기타포괄손익누계액]	3,808,076	1,875,385	532,820	445,333	196,500
[연결이익잉여금]	55,419,571	51,065,174	44,463,683	37,369,265	30,576,954
[소수주주지분]	4,806,945	4,306,221	2,675,456	1,899,885	1,956,715
자본총계	62,923,954	55,971,908	47,939,867	41,607,411	36,400,281
매출액	121,294,319	98,507,817	85,834,604	80,893,276	81,998,066
영업이익	6,031,863	8,973,286	9,129,025	7,420,279	11,747,652
계속사업이익	5,890,214	7,922,981	8,193,659	6,907,067	10,168,873
연결총당기순이익	5,890,214	7,922,981	8,193,659	6,907,067	10,168,873
지배회사지분순이익	5,525,904	7,420,579	7,926,087	7,640,092	10,789,535
소수주주지분순이익	364,310	502,402	267,572	△733,025	△620,662
연결에 포함된 회사수	114개	109개	109개	105개	104개

[Δ 는 부(-)의 수치임]

나. 연결재무제표 이용상의 유의점

(1) 연결재무제표 작성기준

회사의 연결재무제표는 대한민국에서 일반적으로 인정된 회계처리기준에 따라 작성되었습니다. 회사가 채택하고 있는 중요한 연결회계처리방침은 다음의 "가"에서 언급하고 있는 사항을 제외하고는 2007년 12월31일로 종료되는 회계연도에 적용한 회계정책과 동일합니다.

가. 전기 회계정책과의 차이 -

당기에 회사는 대한민국의 기업회계기준서 제20호 '특수관계자 공시'의 개정사항에 따라 특수관계자의 범위를 변경하였습니다. 비교 표시된 전기 재무제표의 주석은 개정된 기업회계기준서 제20호에 따라 재작성되었습니다.

나. 투자계정과 자본계정의 상계 -

회사는 회사의 투자계정과 이에 대응하는 종속회사의 자본계정 및 종속회사 상호간의 투자계정과 이에 대응하는 종속회사의 자본계정은 주식취득일에 가장 근접한 종속회사의 결산일을 기준으로 상계 제거하였습니다.

다. 투자제거차액의 처리 -

회사의 투자계정의 금액과 이에 대응하는 종속회사의 자본계정의 금액이 일치하지 않는 경우에는 그 차액을 영업권 및 부의영업권으로 계상하며, 최초 발생연도부터 5년간에 걸쳐 정액법으로 상각(환입)하고 있습니다. 다만, 종속회사가 연결대상회사로 된 이후, 종속회사의 주식을 소수주주로부터 추가로 취득하는 경우에 발생하는 투자제거차액은 연결자본잉여금으로 계상하고 있습니다.
또한 종속회사의 유상증자, 주식배당 또는 무상증자 등(이하 "증자등")으로 인하여 지배회사 지분가액의 변동분과 증자등으로 인하여 취득한 주식의 취득원가의 차액은

연결자본잉여금의 증감으로 처리하고 있습니다.

라. 연결자본잉여금과 이익잉여금 -

주식취득일 또는 지배권 획득일 이후에 발생한 종속회사 및 지분법적용회사의 자본잉여금과 이익잉여금중 지배회사의 지분에 속하는 것은 각각 연결자본잉여금과 연결이익잉여금으로 처리하고 있습니다.

마. 내부미실현손익의 제거 -

1) 내부미실현손익의 산정

회사가 연결재무제표 작성기준일 현재 각각 소유하고 있는 재고자산 및 유형자산에 포함된 미실현이익은 당해 판매회사의 해당 제품별 · 법인별 평균매출총이익률 등을 기초로 산정되었습니다. 다만, 평균매출총이익률보다 현저하게 높거나 낮은 이익률이 적용된 거래에 대하여는 그 매매거래에 적용한 이익률을 기초로 산정되었습니다.

2) 내부미실현손익의 제거

회사는 종속회사에 판매함으로써 발생한 미실현이익은 전액을 제거하여 회사지분에 부담시켰으며, 종속회사가 회사에 판매하거나 종속회사가 다른 종속회사에 판매함으로써 발생한 미실현이익은 전액 제거하여 회사의 지분과 소수주주지분에 비례하여 부담시켰습니다.

바. 해외종속회사의 재무제표 환산 -

회사는 해외종속회사의 외화표시 재무제표 환산시 대차대조표항목은 대차대조표일 현재의 환율로(단, 자본계정은 역사적환율 적용), 손익계산서 항목은 당해 회계연도의 평균환율을 적용하여 환산하고 있으며 이로 인하여 발생하는 차이를 해외사업환산손익으로 계상하고 지분비율에 따라 회사지분과 소수주주지분에 안분 처리하여 회사지분 해당액만 연결대차대조표상의 연결기타포괄손익누계액으로 표시하고 있습니다. 또한 현금흐름표 항목중 기초의 현금은 전기 대차대조표일 현재의 환율로, 기

말의 현금은 당기 대차대조표일 현재의 환율로, 그외의 과목은 당해 회계연도의 평균 환율을 적용하여 환산하고 있으며, 이로 인하여 발생하는 차이를 외화환산으로 인한 현금의 변동항목으로 표시하고 있습니다.

사. 연결재무제표의 작성기준일 -

연결재무제표의 작성기준일은 회사의 결산일로 하였으며 종속회사의 결산일은 회사의 결산일과 일치합니다.

(2) 기업회계기준 등의 위반사항

(가) 연결재무제표를 수정하여야 하는 위반사항
- 해당사항 없음

(나) 연결재무제표 수정과 관련없는 위반사항
- 해당사항 없음

(3) 기타 유의하여야 할 사항
- 해당사항 없음

다. 연결재무제표

(1) 연결대차대조표

제 40 기 2008. 12. 31 현재
제 39 기 2007. 12. 31 현재
제 38 기 2006. 12. 31 현재

(단위 : 백만원)

과 목	제 40 기	제 39 기	제 38 기
자 산			

과 목	제 40 기	제 39 기	제 38 기
Ⅰ. 유 동 자 산	48,968,556	41,901,014	34,988,905
(1) 당 좌 자 산	39,475,949	33,932,211	28,235,460
1. 현금및현금성자산	8,814,638	5,831,989	4,222,027
2. 단기금융상품	3,591,337	5,061,898	3,504,366
3. 단기매도가능증권	982,067	922,833	2,058,781
4. 매 출 채 권	12,043,979	11,125,132	9,089,452
5. 미 수 금	1,558,279	989,143	972,426
6. 선 급 금	1,357,964	1,043,130	684,123
7. 선 급 비 용	1,931,499	1,292,315	1,018,602
8. 단기이연법인세자산	2,135,068	1,537,946	1,469,973
9. 기타당좌자산	794,606	552,819	628,738
10. 단기대출채권	6,266,512	5,575,006	4,586,972
(2) 재 고 자 산	9,492,607	7,968,803	6,753,445
Ⅱ. 비 유 동 자 산	56,332,094	51,474,122	46,377,301
(1) 투 자 자 산	11,377,727	11,796,347	10,302,531
1. 장기매도가능증권	2,618,262	3,712,322	2,557,004
2. 장기만기보유증권	334,460	147,287	197,680
3. 지분법적용투자주식	4,356,862	3,782,413	3,393,617
4. 기타투자자산	363,351	354,370	347,695
5. 장기대출채권	3,704,792	3,799,955	3,806,535
(2) 유 형 자 산	42,496,311	37,380,644	33,784,615
(3) 무 형 자 산	787,249	704,627	658,385
(4) 기타비유동자산	1,670,807	1,592,504	1,631,770
1. 보 증 금	895,245	793,737	790,034
2. 장기선급비용	368,875	489,775	472,275
3. 장기이연법인세자산	379,087	266,280	353,027
4. 기타비유동자산	27,600	42,712	16,434

과 목	제 40 기	제 39 기	제 38 기
자 산 총 계	105,300,650	93,375,136	81,366,206
부 채			
Ⅰ. 유 동 부 채	32,207,070	29,795,976	25,522,871
1. 매 입 채 무	5,587,137	6,037,864	4,578,915
2. 단 기 차 입 금	9,026,630	8,453,099	7,360,778
3. 미 지 급 금	5,114,567	3,861,661	3,609,419
4. 선 수 금	761,625	818,636	518,418
5. 예 수 금	576,883	389,029	298,110
6. 미 지 급 비 용	7,907,197	6,777,936	5,011,755
7. 미지급법인세	675,553	1,343,941	1,263,088
8. 유동성장기부채	2,263,380	1,987,148	2,771,866
9. 단기이연법인세부채	2,475	4,639	7,839
10. 기타유동부채	291,623	122,023	102,683
Ⅱ. 비 유 동 부 채	10,169,626	7,607,252	7,903,468
1. 사 채	4,327,720	2,951,678	3,937,455
2. 장기차입금	1,836,930	1,120,708	407,011
3. 장기미지급급	673,760	638,734	641,064
4. 장기미지급비용	177,774	43,005	276,019
5. 퇴직급여충당부채	850,233	739,936	721,205
6. 장기이연법인세부채	1,486,287	1,465,555	1,182,262
7. 기타비유동부채	816,922	647,636	738,452
부 채 총 계	42,376,696	37,403,228	33,426,339
자 본			
지배회사지분	58,117,009	51,665,687	45,264,411

과 목	제 40 기	제 39 기	제 38 기
Ⅰ. 자 본 금	897,514	897,514	897,514
1. 보통주자본금	778,047	778,047	778,047
2. 우선주자본금	119,467	119,467	119,467
Ⅱ. 연결자본잉여금	6,588,861	6,574,995	6,364,604
Ⅲ. 연결자본조정	(8,597,013)	(8,747,381)	(6,994,210)
1. 자 기 주 식	(8,910,135)	(9,157,492)	(7,520,023)
2. 주식선택권	385,957	475,197	539,152
3. 기타자본조정	(72,835)	(65,086)	(13,339)
Ⅳ.연결기타포괄손익누계액	3,808,076	1,875,385	532,820
1. 매도가능증권평가이익	852,504	1,430,806	733,050
2. 매도가능증권평가손실	(1,722)	(1,350)	(1,933)
3. 지분법자본변동	257,328	251,591	141,958
4. 부의지분법자본변동	(13,441)	(8,017)	(43,887)
5. 해외사업환산이익	2,730,288	202,697	-
6. 해외사업환산손실	-	-	(293,812)
7. 파생상품평가손실	(16,881)	(342)	(2,556)
Ⅴ. 연결이익잉여금	55,419,571	51,065,174	44,463,683
1. 법정적립금	450,789	450,789	655,604
2. 임의적립금	49,413,760	43,263,294	35,952,854
3. 미처분연결이익잉여금	5,555,022	7,351,091	7,855,225
소수주주지분	4,806,945	4,306,221	2,675,456
자 본 총 계	62,923,954	55,971,908	47,939,867
부채와 자본총계	105,300,650	93,375,136	81,366,206

(2) 연결손익계산서

제 40 기 (2008. 1. 1 부터 2008. 12. 31 까지)
제 39 기 (2007. 1. 1 부터 2007. 12. 31 까지)
제 38 기 (2006. 1. 1 부터 2006. 12. 31 까지)

(단위 : 백만원)

과 목	제 40 기	제 39 기	제 38 기
I. 매 출 액	121,294,319	98,507,817	85,834,604
II. 매 출 원 가	89,762,355	70,880,912	60,055,925
III. 매 출 총 이 익	31,531,964	27,626,905	25,778,679
IV. 판매비와관리비	25,500,101	18,653,619	16,649,654
V. 영 업 이 익	6,031,863	8,973,286	9,129,025
VI. 영 업 외 수 익	10,824,270	4,144,939	3,265,290
1. 이 자 수 익	614,206	465,202	364,614
2. 배 당 금 수 익	25,233	18,402	19,555
3. 수 수 료 수 익	93,473	54,201	59,866
4. 임 대 료	52,561	42,753	39,669
5. 매도가능증권처분이익	94,930	62,991	59,171
6. 외 환 차 익	7,238,637	1,831,629	1,328,344
7. 외화환산이익	444,663	127,891	191,178
8. 지 분 법 이 익	1,047,224	652,500	551,057
9. 유형자산처분이익	110,962	107,542	84,629
10. 기타영업외수익	1,102,381	781,828	567,207
VII. 영 업 외 비 용	10,278,358	3,485,352	2,566,669
1. 이 자 비 용	670,271	590,515	563,899
2. 매도가능증권처분손실	26,991	1,768	3,645

과 목	제 40 기	제 39 기	제 38 기
3. 외 환 차 손	7,597,640	1,849,002	1,257,136
4. 외화환산손실	933,940	116,231	109,444
5. 지 분 법 손 실	209,357	274,874	31,396
6. 기 부 금	150,790	192,441	183,618
7. 유형자산처분손실	62,292	71,964	54,270
8. 기타영업외비용	627,077	388,557	363,261
Ⅷ. 법인세비용차감전순이익	6,577,775	9,632,873	9,827,646
Ⅸ. 법 인 세 비 용	687,561	1,709,892	1,633,987
Ⅹ. 당 기 순 이 익	5,890,214	7,922,981	8,193,659
1. 지배회사지분순이익	5,525,904	7,420,579	7,926,087
2. 소수주주지분순이익	364,310	502,402	267,572
ⅩⅠ. 지배회사지분순이익의 주당이익			
1. 기본주당순이익(단위:원)	37,684	49,502	52,880
2. 희석주당순이익(단위:원)	37,340	48,924	52,120

(3) 연결자본변동표

제 40 기 2008. 1. 1 부터 2008. 12. 31 까지
제 39 기 2007. 1. 1 부터 2007. 12. 31 까지
제 38 기 2006. 1. 1 부터 2006. 12. 31 까지

(단위 : 백만원)

과 목	자 본 금	연 결 자본잉여금	연 결 자본조정	연 결 기타포괄 손익누계액	연 결 이 익 잉여금	소 수 주 주 지 분	총 계
2006.1.1(전전기초)	897,514	6,338,460	(5,343,046)	445,333	37,369,265	1,899,885	41,607,411
연차배당					(757,403)		(757,403)
처분후 이익잉여금					36,611,862	1,899,885	40,850,008
중간배당					(74,386)		(74,386)
유상증자등		(398)					(398)
연결실체의 변동		2,284				1,805	4,089
연결당기순이익					7,926,087	267,572	8,193,659
자기주식의 취득			(1,812,879)				(1,812,879)

과 목	자 본 금	연 결 자본잉여금	연 결 자본조정	연 결 기타포괄 손익누계액	연 결 이 익 잉여금	소 수 주 주 지 분	총 계
자기주식의 처분		4,366	263,634				268,000
주식선택권		664	(77,672)				(77,008)
매도가능증권평가				194,776			194,776
지분법평가				38,656			38,656
기타		19,228	(24,247)	(145,945)	120	506,194	355,350
2006.12.31(전전기말)	897,514	6,364,604	(6,994,210)	532,820	44,463,683	2,675,456	47,939,867
2007.1.1(전기초)	897,514	6,364,604	(6,994,210)	532,820	44,463,683	2,675,456	47,939,867
연차배당					(746,075)	(5,888)	(751,963)
처분후 이익잉여금					43,717,608	2,669,568	47,187,904
중간배당					(73,036)	(21,793)	(94,829)
유상증자등		185,395				879,367	1,064,762
종속회사 주식의 처분		90,365				55,465	145,830
연결실체의 변동		17,970					17,970
연결당기순이익					7,420,579	502,402	7,922,981
자기주식의 취득			(1,825,395)				(1,825,395)
자기주식의 처분		(5,978)	187,925				181,947
주식선택권		2,403	(63,955)				(61,552)
매도가능증권평가				698,339		190,711	889,050
지분법평가				145,503			145,503
해외사업환산손익				496,509		29,029	525,538
기타		(79,764)	(51,746)	2,214	23	1,472	(127,801)
2007.12.31(전기말)	897,514	6,574,995	(8,747,381)	1,875,385	51,065,174	4,306,221	55,971,908
2008.1.1(당기초)	897,514	6,574,995	(8,747,381)	1,875,385	51,065,174	4,306,221	55,971,908
연차배당					(1,098,098)	(102,138)	(1,200,236)
처분후 이익잉여금					49,967,076	4,204,083	54,771,672
중간배당					(73,411)	(41,839)	(115,250)
유상증자등		37,370				221,516	258,886
연결실체의 변동						(318)	(318)
연결당기순이익					5,525,904	364,310	5,890,214
자기주식의 처분		4,039	247,357				251,396
주식선택권		2,306	(89,239)				(86,933)
매도가능증권평가				(578,674)		(121,288)	(699,962)
지분법평가				313		0	313
해외사업환산손익				2,527,591		207,537	2,735,128
기타		(29,849)	(7,750)	(16,539)	2	(27,056)	(81,192)
2008.12.31(당기말)	897,514	6,588,861	(8,597,013)	3,808,076	55,419,571	4,806,945	62,923,954

(4) 연결현금흐름표

제 40 기 2008. 1. 1 부터 2008. 12. 31 까지
제 39 기 2007. 1. 1 부터 2007. 12. 31 까지
제 38 기 2006. 1. 1 부터 2006. 12. 31 까지

(단위 : 백만원)

과 목	제 40 기	제 39 기	제 38 기
Ⅰ. 영업활동으로 인한 현금흐름	13,360,075	14,790,812	15,080,599
1. 당 기 순 이 익	5,890,214	7,922,981	8,193,659
2. 현금의 유출이 없는 비용등의 가산	14,206,113	11,034,114	9,432,420
가. 감가상각비	9,855,529	8,301,068	6,696,162
나. 무형자산상각비	239,662	196,460	176,631
다. 퇴직급여	543,980	615,586	522,926
라. 대손상각비	532,429	172,827	545,878
마. 외화환산손실	1,070,358	122,597	159,382
바. 지분법손실	209,357	274,874	31,396
사. 유형자산처분손실	62,292	71,964	54,270
아. 매도가능증권처분손실	26,991	1,768	3,647
자. 파생상품평가손실 등	59,971	154,391	158,155
차. 재고자산폐기손실 등	925,829	423,747	321,814
카. 전환권조정의 상각	-	53,708	69,861
타. 기타 현금의 유출이 없는 비용 등의 증가	679,715	645,124	692,298
3. 현금의 유입이 없는 수익등의 차감	(2,210,454)	(1,188,669)	(948,556)
가. 외화환산이익	447,885	128,580	238,194
나. 지분법이익	748,398	372,239	340,893
다. 상환할증금조정이익	-	177,158	-
라. 유형자산처분이익	110,962	107,542	84,629
마. 매도가능증권처분이익	139,010	95,117	70,929
바. 파생상품평가이익 등	58,273	122,526	103,556
사. 이연법인세자산(부채)로 인한 법인세비용의 감소	500,435	99,601	-
아. 기타 현금의 유입이 없는 수익 등의 차감	205,491	85,906	110,355
4. 영업활동으로 인한 자산ㆍ부채의 변동	(4,525,798)	(2,977,614)	(1,596,924)
가. 매출채권의 증가	(86,180)	(1,355,615)	(2,409,893)
나. 미수금의 감소(증가)	(563,107)	91,400	105,242
다. 미수수익의 감소(증가)	602,645	(51,501)	(3,295)
라. 선급금의 증가	(262,241)	(356,798)	(108,779)
마. 선급비용의 증가	(151,803)	(23,733)	(6,372)
바. 재고자산의 증가	(693,712)	(1,301,580)	(1,336,430)
사. 장기선급비용의 증가	(80,199)	(185,134)	(168,001)
아. 장ㆍ단기대출채권의 감소(증가)	(1,313,573)	(1,288,638)	364,223
자. 매입채무의 증가(감소)	(1,514,400)	464,720	882,643
차. 미지급금의 증가(감소)	662,329	(159,583)	74,731

과 목	제 40 기	제 39 기	제 38 기
카. 선수금의 증가(감소)	(283,425)	114,027	127,368
타. 예수금의 증가(감소)	(193,238)	83,496	(53,388)
파. 미지급비용의 증가(감소)	(207,881)	1,146,178	713,322
하. 미지급법인세의 증가(감소)	(751,619)	43,576	308,838
거. 장기미지급비용의 증가	408,324	198,601	139,471
너. 장기미지급금의 증가(감소)	(84,434)	81,746	153,578
더. 퇴직금의 지급	(301,887)	(338,137)	(184,845)
러. 퇴직보험예치금 등의 증가	(163,825)	(255,057)	(194,756)
머. 기타영업활동으로 인한 자산·부채의 변동	452,428	114,418	(581)
II. 투자활동으로 인한 현금흐름	(13,128,424)	(12,002,059)	(11,097,707)
1. 투자활동으로 인한 현금유입액	6,009,363	4,532,605	5,080,285
가. 단기금융상품의 순감소	1,445,781	-	564,016
나. 단기매도가능증권의 처분	3,576,436	3,028,477	3,718,317
다. 장기매도가능증권의 처분	188,332	82,198	22,625
라. 장기만기보유증권의 처분	31,234	49,124	75,211
마. 지분법적용투자주식 등의 처분	16,682	184,472	23,073
바. 보증금의 감소	331,686	220,898	185,757
사. 유형자산의 처분	295,287	491,701	344,797
아. 기타투자활동으로 인한 현금유입액	123,925	475,735	146,489
2. 투자활동으로 인한 현금유출액	(19,137,787)	(16,534,664)	(16,177,992)
가. 단기금융상품의 순증가	-	1,646,130	-
나. 단기매도가능증권의 취득	3,580,000	1,842,360	3,718,158
다. 장기매도가능증권의 취득	12,602	20,758	34,226
라. 지분법적용투자주식의 취득	-	127,080	142,904
마. 보증금의 증가	357,048	213,572	204,806
바. 유형자산의 취득	14,088,184	12,251,537	11,738,291
사. 무형자산의 취득	214,254	196,339	136,148
아. 기타투자활동으로 인한 현금유출액	885,699	236,888	203,459
III. 재무활동으로 인한 현금흐름	1,934,221	(1,599,812)	(3,889,230)
1. 재무활동으로 인한 현금유입액	5,577,501	4,357,536	3,939,766
가. 단기차입금의 순차입	668,383	798,134	-
나. 사채의 발행	3,259,925	1,642,086	2,588,029
다. 장기차입금의 차입	1,086,479	885,610	498,172
라. 주식선택권의 행사로 인한 자기주식의 처분	165,994	117,347	176,179
마. 연결자본거래로 인한 현금유입액	-	150,101	-
바. 기타재무활동으로 인한 현금유입액	396,720	764,258	677,386
2. 재무활동으로 인한 현금유출액	(3,643,280)	(5,957,348)	(7,828,996)
가. 단기차입금의 순상환	-	-	545,201
나. 유동성장기부채의 상환	1,826,860	2,767,259	4,183,020
다. 장기차입금의 상환	415,275	191,644	42,944

과 목	제 40 기	제 39 기	제 38 기
라. 현금배당금의 지급	1,315,486	819,110	831,789
마. 자기주식의 취득	-	1,825,395	1,812,879
바. 기타재무활동으로 인한 현금유출액	85,659	353,940	413,163
IV. 외화환산으로 인한 현금의 변동	813,514	419,005	30,125
V. 연결실체의 변동으로 인한 현금의 증가	3,263	2,016	15,423
VI. 현금의 증가	2,982,649	1,609,962	139,210
VII. 기초의 현금	5,831,989	4,222,027	4,082,817
VIII. 기말의 현금	8,814,638	5,831,989	4,222,027

(5) 당해 사업연도의 연결재무제표에 대한 주석

- 감사인의 연결감사보고서상의 연결재무제표에 대한 주석과 동일

라. 연결대상회사의 변동현황

사업연도	당기에 연결에 포함된 회사	전기대비 연결에 추가된 회사	전기대비 연결에서 제외된 회사
제40기	삼성광주전자(주) 등 114사	SAMSUNG ELECTRONICS VIETNAM CO., LTD 등 10사	HANGZHOU SAMSUNG EASTCOM NETWORK TECHNOLOGY CO. LTD 등 5사
제39기	삼성광주전자(주) 등 109사	Samsung Electronics Slovakia LCD s.r.o 등 4사	삼성코닝(주) 등 4사
제38기	삼성광주전자(주) 등 109사	SAMSUNG TELECOMMUNCATIONS INDIA PRIVATE LIMITED 등 8사	보광5호 투자조합 등 4사

마. 연결회계정보에 관한 사항

(1) 최근 3사업연도의 연결대상회사의 주요 회계기준 변경내용 및 그 사유

회계연도	회계변경내용	변경사유
2006년	- 2006년 기업회계기준서 제 18호 '조인트 벤쳐투자', 제 19호 '리스' 제 20호 '특수관계자 공시'의 적용	기업회계기준서 적용
2007년	- 2007년 기업회계기준서 제 11호 '중단사업', 제 21호 '재무제표의 작성과 표시' 제 23호 '주당이익', 제 24호 '재무제표의 작성과 표시 II (금융업)' 및 제 25호 '연결 재무제표' - 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리' 및 회계기준원 질의 회신 07-009 '적용의견서 06-2로 인한 지분법적용 및 연결재무제표 작성시의 법인세	기업회계기준서 적용 회계기준적용의견서 및 관련 질의회신 적용

회계연도	회계변경내용	변경사유
	회계' 를 적용하여 작성되었으며, 동 의견서 단서조항에 따라 비교표시되는 전기 재무제표를 재작성하지 아니함.	
2008년	- 2008년 기업회계기준서 제 20호 '특수관계자 공시'의 개정사항에 따라 특수관계자의 범위를 변경하였으며 비교표시된 전기 재무제표의 주석은 개정된 기업회계기준서 제 20호에 따라 재작성함	기업회계기준서 적용

(2) 최근 3사업연도 중 연결당기순손익의 주된 변동원인

- 당사는 제40기 연결총당기순이익은 5,890,214백만원으로 제39기 대비 2,032,767백만원 감소하였습니다. 주된 변동원인은 DRAM, NAND FLASH 등 반도체 제품의 공급과잉과 시장수요위축에 따른 급격한 판가하락입니다.

(3) 기타 투자의사결정에 필요한 사항

○ 1년이상 경과한 매출채권 현황

(단위 : 백만원, %)

1년이상 경과한 매출채권	동채권에 대한 대손충당금	연결자산총액 대비 비중
57,737	(14,207)	0.05%

- 매출채권관련 대손충당금 설정방침

1) 대손충당금 설정방침

대차대조표일 현재의 매출채권 금액에 대하여 과거의 대손경험률과 장래의 대손예상액을 기초로 대손충당금을 설정

2) 대손경험률 및 대손예상액 산정근거

대손경험률: 과거 3개년 평균채권잔액에 대한 실제 대손 발생액을 근거로 대손 경험률을 산정하여 설정

대손예상액: 채무자의 파산, 강제집행, 사망, 실종등으로 회수가 불투명한 채권의 경우 회수가능성, 담보설정여부등을 고려하여 채권잔액의 1%초과~100% 범위에서 합리적인 대손 추산액 설정

대손추산액 설정기준

상황	설정율
분 쟁	25 %
수금의뢰	50 %

상황	설정율
소 송	75 %
부 도	100 %

- 만기가 경과된 매출채권의 회수방법
  1) 보험에 부보된 채권의 경우, 보험사로부터 매출채권 해당액을 회수하고, 해당 매출채권은 보험사에 양도
  2) 보험에 부보가 되지 않은 채권의 경우, 채권추심기관을 통하거나 법정소송 등의 방법으로 해당 매출채권을 회수함

○ 장기체화재고 등 내역

재고자산의 시가가 취득원가보다 하락한 경우에는 저가법을 사용하여 재고자산의 대차대조표가액을 결정하고 있으며, 당기말 현재 재고자산에 대한 평가내역은 다음과 같음

(단위 : 백만원)

계정과목	재고보유금액	평가충당금	대차대조표가액	비 고
상 품	383,127	(9,345)	373,782	
제 품	2,857,693	(181,641)	2,676,052	
반제품	85,888	(365)	85,523	
재공품	2,348,719	(366,307)	1,982,412	
원재료	2,746,761	(76,383)	2,670,378	
저장품	460,440	(17,255)	443,185	
미착품	1,261,275	-	1,261,275	
계	10,143,903	(651,296)	9,492,607	

바. 부문별 연결재무정보

(1) 사업부문별 연결재무정보

(가) 사업부문별 연결재무현황

(단위 : 백만원)

구 분	제 40 기	제 39 기	제 38 기
디지털미디어총괄			
1. 매출액			
외부매출액	42,168,352	30,499,970	24,086,697
부문간내부매출액	23,416	20,235	27,186
계	42,191,768	30,520,205	24,113,883
2. 영업손익	396,183	1,094,989	739,311
3. 자산	32,469,248	23,605,531	18,423,415
(감가상각비 등)	(577,780)	(382,137)	(307,818)
정보통신총괄			
1. 매출액			
외부매출액	34,537,563	26,665,594	22,664,583
부문간내부매출액	31,114	28,734	31,771
계	34,568,677	26,694,328	22,696,354
2. 영업손익	2,976,174	2,892,246	1,885,548
3. 자산	24,536,835	25,954,291	23,759,084
(감가상각비 등)	(382,471)	(365,608)	(309,274)
반도체총괄			
1. 매출액			
외부매출액	20,211,094	20,358,995	20,708,428
부문간내부매출액	2,142,265	1,972,506	2,119,196
계	22,353,359	22,331,501	22,827,624
2. 영업손익	(1,970)	2,347,239	5,129,845
3. 자산	38,054,435	35,051,679	31,083,615
(감가상각비 등)	(6,240,622)	(5,228,532)	(4,152,503)
LCD총괄			
1. 매출액			
외부매출액	14,877,725	12,998,991	10,939,365
부문간내부매출액	6,639,843	4,063,532	2,973,603
계	21,517,568	17,062,523	13,912,968

구 분	제 40 기	제 39 기	제 38 기
2. 영업손익	2,346,047	2,115,629	857,180
3. 자산	22,112,165	17,750,581	17,064,598
(감가상각비 등)	(2,711,480)	(2,311,869)	(1,852,207)
기타			
1. 매출액	9,499,585	7,984,267	7,435,531
2. 영업손익	315,429	523,183	517,141
3. 자산	26,035,808	16,380,645	9,042,657
(감가상각비 등)	(274,664)	(272,927)	(274,400)

※ 부문간내부매출액은 본사 및 연결대상 해외법인에서 발생한 타 부문향 매출로 부문별 매출에는 포함되나, 연결매출총액에서는 소거되어서 표시됨

※ 부분간 내부매출에 적용된 대체가격 : 시가기준

※ 제39기 및 제38기의 부문별 재무현황은 당기와의 비교가능성을 위해 당기의 부문 분류방식에 따라 재분류됨

(나) 공통 판매비와 관리비 및 자산

○ 합리적 배부기준 적용

- 공통판매비와 관리비의 경우
  - 각 제품/모델별 귀속이 확실한 직접비용(위임성경비)은 각 제품/모델부문에 직접 귀속시키고
  - 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비,인원수비 등)에 의거 적절한 배부가 이루어지도록 함.
- 자산 및 감가상각비 등은 연결대상회사의 단순합산 기준
  - 생산법인은 생산제품의 소속부문에 직접 귀속
  - 판매법인은 순매출액비로 배부

(다) 영업손익의 조정

- 연결대상 법인의 영업손익을 단순합산후 "재고자산 및 고정자산 미실현이익 소거"와 "수익비용 상계" 등을 반영함

(라) 기타 사업부문 현황

- 삼성카드의 금융매출, 일본 및 싱가폴 법인에 소속된 물산부문의 매출, 서비스 자재 매출, IPC매출 등

(2) 지역별 재무 정보

(가) 지역의 구분

- 지역의 구분은 해외영업에 관한 사항이 적절히 나타날수 있도록 지리적 근접도, 경제활동의 유사성, 영업활동의 상호관련성 등을 고려하여 다음과 같이 구분함

(나) 공시대상 지역부문

- 해당지역의 외부매출액이 연결손익계산서상 매출액의 10%이상인 지역.
  - 국내 : 본사외 10개 법인
  - 미주 : SEA외 14개 법인
  - 구주 : SEUK외 26개 법인
  - 아주 : SAPL외 18개 법인
  - 중국 : SCIC외 20개 법인

(다) 지역부문별 현황

- 지역부문별 주요제품
  - 국내 : 반도체, LCD, HHP, CTV, Monitor, REF, AIR-CON 등
  - 미주 : 반도체, LCD, HHP, CTV, Monitor, REF, AIR-CON 등
  - 구주 : 반도체, LCD, HHP, CTV, Monitor, REF, AIR-CON 등
  - 아주 : 반도체, LCD, HHP, CTV, Monitor, REF, AIR-CON 등
  - 중국 : 반도체, LCD, HHP, CTV, Monitor, REF, AIR-CON 등

(라) 지역별 재무현황

(단위 : 백만원)

구 분	제 40 기	제 39 기	제 38 기
본국(대한민국)			
1. 매출액			
외부매출액	23,560,977	21,139,278	19,255,849
지역간내부매출액	55,345,274	46,478,325	43,866,398
계	78,906,251	67,617,603	63,122,247
2. 영업손익	4,648,865	6,819,490	7,541,161
3. 자산	94,013,961	84,014,706	74,253,472
미주지역			
1. 매출액			
외부매출액	25,441,512	19,568,461	17,985,312
지역간내부매출액	3,392,225	2,496,607	2,179,219
계	28,833,737	22,065,068	20,164,531
2. 영업손익	90,559	206,549	163,898
3. 자산	18,887,777	10,458,239	7,154,657
구주지역			
1. 매출액			
외부매출액	34,230,136	26,951,366	22,008,266
지역간내부매출액	582,576	65,721	50,500
계	34,812,712	27,017,087	22,058,766
2. 영업손익	261,827	641,551	552,440
3. 자산	13,927,357	10,877,916	7,751,904
아주지역			
1. 매출액			
외부매출액	19,189,030	15,740,026	14,807,647
지역간내부매출액	7,502,977	6,296,298	5,642,604
계	26,692,007	22,036,324	20,450,251
2. 영업손익	301,440	329,685	217,307
3. 자산	7,218,168	5,593,774	4,647,950

구 분	제 40 기	제 39 기	제 38 기
중국지역			
1. 매출액			
외부매출액	18,872,664	15,108,686	11,777,530
지역간내부매출액	21,764,678	15,848,633	11,125,440
계	40,637,342	30,957,319	22,902,970
2. 영업손익	404,699	723,686	325,752
3. 자산	9,161,228	7,798,092	5,565,386

(*) 지역별 영업손익 및 자산은 연결대상회사의 단순합산 기준임.

(마) 공통 판매비와 관리비 및 자산

○ 합리적 배부기준 적용

- 공통판매비와 관리비의 경우
  - 각 제품/모델별 귀속이 확실한 직접비용(위임성경비)은 각 제품/모델부문에 직접 귀속시키고
  - 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비,인원수비 등)에 의거 적절한 배부가 이루어지도록 함
- 자산의 경우 법인이 소재한 지역별로 단순 합산함

(바) 영업손익의 조정

- 각 지역에 소재한 법인들의 영업손익을 단순합산한 금액

2. 개별재무제표에 관한 사항

가. 요약재무정보

(단위 : 백만원)

구 분	제 40 기	제 39 기	제 38 기	제 37 기	제 36 기
[유동자산]	17,790,813	16,621,081	14,714,157	14,286,642	14,005,296
ㆍ당좌자산	13,973,062	13,283,209	11,494,683	11,377,195	10,850,978
ㆍ재고자산	3,817,751	3,337,872	3,219,474	2,909,447	3,154,318
[비유동자산]	54,728,407	48,604,171	43,094,971	36,252,128	29,811,247
ㆍ투자자산	21,653,050	17,121,525	12,645,266	9,984,599	8,888,180

구 분	제 40 기	제 39 기	제 38 기	제 37 기	제 36 기
· 유형자산	31,249,823	29,777,382	28,820,442	24,650,194	19,727,807
· 무형자산	653,059	568,316	522,378	465,801	399,376
· 기타비유동자산	1,172,475	1,136,948	1,106,885	1,151,534	795,884
자산총계	72,519,220	65,225,252	57,809,128	50,538,770	43,816,543
[유동부채]	11,721,362	10,802,346	9,635,015	8,345,275	8,720,903
[비유동부채]	2,684,368	2,862,282	2,976,529	2,587,255	655,231
부채총계	14,405,730	13,664,628	12,611,544	10,932,530	9,376,134
[자본금]	897,514	897,514	897,514	897,514	897,514
[자본잉여금]	6,589,580	6,574,996	6,367,244	6,365,315	6,331,666
[자본조정]	△8,597,013	△8,747,381	△6,980,870	△5,353,954	△3,467,347
[기타포괄손익누계액]	3,807,357	1,872,818	556,924	425,294	103,535
[이익잉여금]	55,416,052	50,962,677	44,356,772	37,272,071	30,575,041
자본총계	58,113,490	51,560,624	45,197,584	39,606,240	34,440,409
매출액	72,952,991	63,175,968	58,972,765	57,457,670	57,632,359
영업이익	4,134,070	5,942,855	6,933,933	8,059,775	12,016,877
계속사업이익	5,525,904	7,425,016	7,916,491	7,610,755	10,786,742
당기순이익	5,525,904	7,425,016	7,916,491	7,610,755	10,786,742

[Δ 는 부(-)의 수치임]

※ 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하고, 비교표시된 제39기 재무제표는 기업회계기준서 제1호에 따라 재작성됨

※ 회계기준적용의견서 06-2('06.12.29日 시행) 적용으로 제38기 및 제37기 재무제표가 기업회계기준서 제1호에 따라 재작성되었으며, '08.2.22日 회계기준적용의견서 06-2 규정의 再개정에 따른 소급적용 효과를 당기 기초잔액에 반영함.

나. 재무제표 이용상의 유의점

(1) 재무제표 작성기준

- 회계기준

당사의 재무제표는 대한민국의 기업회계기준서 제1호 내지 제23호를 포함한 대한민국에서 일반적으로 인정된 회계처리기준에 따라 작성되었으며, 재무제표를 작성하기 위하여 채택한 중요한 회계정책은 다음에서 언급하고 있는 사항을 제외하고는2007년 12월 31일로 종료하는 회계연도에 적용한 회계정책과 동일합니다.

당기에 당사는 대한민국의 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하였습니다. 비교표시된 전기 재무제표는 기업회계기준서 제1호에 따라 재작성되었습니다.

다만, 기업회계기준서 제15호의 경과조치에 따라 전기 이전의 재무제표는 재작성하지 아니하였습니다. 이러한 회계정책의 변경으로 인하여 전기말의 자본잉여금, 자본조정 및 기타포괄손익누계액은 각각 211,463백만원 증가, 65,086백만원 감소 및 146,377백만원 감소하였습니다.
또한, 당기에 당사는 2008년 2월 22일에 개정된 회계기준적용의견서 06-2 '종속회사, 지분법적용피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'에 따라 지분법적용피투자회사 등에 대한 투자자산과 관련된 이연법인세의 인식방법을 변경하였습니다. 다만, 당기에 개정된 의견서를 처음으로 적용하여 비교표시되는 전기 재무제표는 재작성하지 아니하였으며, 회계정책의 변경에 따른 소급적용 효과를 당기의 기초 잔액에 반영하였습니다.이러한 회계처리의 변경으로 인하여 종전의 방식에 의하였을 때보다 당기 초의 자본잉여금, 이익잉여금,기타포괄손익누계액 및 이연법인세부채는 각각 1백만원 감소, 98,980백만원 증가, 1,950백만원 증가 및 100,929백만원 감소하였습니다.
한편, 당사는 대한민국의 기업회계기준서 제20호 '특수관계자 공시'의 개정사항에 따라 특수관계자의 범위를 변경하였습니다. 비교표시된 전기 재무제표의 주석은 개정된 기업회계기준서 제20호에 따라 재작성되었습니다.

- 수익인식

당사는 재화의 판매, 용역의 제공이나 자산의 사용에 대하여 받았거나 또는 받을 대가의 공정가액으로 수익을 측정하고 있으며, 부가가치세, 매출에누리와 할인 및 환입은 수익에서 차감하고 있습니다. 당사는 수익을 신뢰성 있게 측정할 수 있으며 관련된 경제적 효익의 유입 가능성이 매우 높은 경우에 수익을 인식하고 있습니다.
당사는 제품 및 상품매출에 대하여 재화의 소유에 따른 위험과 효익의 대부분이 이전된 시점에 수익으로 인식하고 있습니다. 용역제공거래에 대하여는 진행기준에 의하여 수익을 인식하고 있으며, 진행률은 총예정원가에 대한 실제누적발생원가의 비율에 따라 산정하고 있습니다.

- 대손충당금

당사는 대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 합리적이고 객관적인 기준에 따라 산출한 대손추산액을 대손충당금으로 설정하고 있습니다.

- 재고자산

당사의 재고자산의 수량은 계속기록법과 정기적으로 실시하는 실지재고조사에 의하여 확정되며, 총평균법을 적용하여 산정한 원가로 평가되고 있습니다. 또한, 재고자산의 시가가 취득원가보다 하락한 경우에는 시가(제품, 상품 및 재공품의 시가는 순실현가능가액, 원재료의 시가는 현행대체원가)를 대차대조표가액으로 하고 있습니다. 다만, 재고자산의 평가손실을 초래했던 상황이 해소되어 새로운 시가가 장부금액보다 상승한 경우에는 최초의 장부금액을 초과하지 않는 범위 내에서 평가손실을 환입하고 있으며, 재고자산평가손실의 환입은 매출원가에서 차감하고 있습니다. 미착품은 개별법에 의한 취득원가로 평가되고 있습니다.

- 유가증권

유가증권은 총평균법을 적용하여 원가를 산정하고 있으며, 당사는 지분증권과 채무증권에 대한 투자에 대하여 취득목적과 보유의도에 따라 단기매매증권, 매도가능증권과 만기보유증권으로 분류하고 있습니다. 다만, 유가증권 중 중대한 영향력을 행사할 수 있는 지분증권은 지분법적용투자주식으로 분류하고 있습니다. 단기매매증권은 유동자산으로 분류하고, 매도가능증권 및 만기보유증권은 투자자산으로 분류하고있으나 대차대조표일로부터 1년 이내에 만기가 도래하거나 또는 매도 등에 의하여 처분할 것이 거의 확실한 경우에는 유동자산으로 분류하고 있습니다. 매도가능증권은 공정가액으로 평가하고 있습니다. 다만, 매도가능증권 중 시장성이 없는 지분증권의 공정가액을 신뢰성 있게 측정할 수 없는 경우에는 취득원가로 평가하고 있습니다. 매도가능증권평가손익은 기타포괄손익누계액으로 인식하고 그 매도가능증권을 처분하거나 감액손실을 인식하는 시점에 일괄하여 당기손익에 반영하고 있습니다.

- 지분법적용투자주식

피투자회사에 대하여 중대한 영향력을 행사할 수 있는 지분법적용투자주식은 취득원가에 취득시점 이후 발생한 지분변동액을 가감하여 처리하고 있습니다. 피투자회사의 지분변동이 피투자회사의 당기순손익으로 인하여 발생한 경우에는 당기손익(지분법손익)으로, 중대한 오류 또는 회계정책의 변경에 의한 전기이월이익잉여금의 증감으로 인한 경우에는 전기이월이익잉여금의 증감으로, 이를 제외한 자본의 증감으로 인하여 발생한 경우에는 기타포괄손익누계액(지분법자본변동)의 증감으로 처리하고 있습니다.

1) 투자차액의 처리

피투자회사의 주식취득 당시 회사의 투자계정의 금액과 피투자회사의 순자산가액중 회사의 지분에 해당하는 금액이 일치하지 않는 경우, 그 차액에 관하여는 최초 발생 연도부터 5년동안 정액법으로 상각 또는 환입하여 투자주식에 반영하고 있습니다. 한편, 피투자회사의 유상증자등으로 인하여 피투자회사에 대한 당사의 지분율이 감소하는 경우에 발생하는 투자차액은 처분손익으로 처리하고 있습니다. 다만, 피투자회사 연결대상종속회사가 된 이후 종속회사가 유상증자 등을 실시함에 따라 회사의 지분율이 변동된 경우에 발생하는 투자차액은 기타포괄손익누계액(지분법자본변동)으로 계상하고 있습니다.

2) 내부미실현손익의 제거
당사 및 지분법피투자회사간의 거래에서 발생한 손익에 당사의 지분율을 곱한 금액(피투자회사간의 거래의 경우 판매회사에 대한 회사의 지분율을 곱한 금액) 중 대차대조표일 현재 보유자산의 장부가액에 반영되어 있는 부분을 미실현손익으로 보아 지분법적용투자주식에 가감하고 있습니다. 다만, 지분법피투자회사가 종속회사인 경우, 회사가 종속회사에 대하여 자산을 매각한 거래로 인하여 발생한 손익은 대차대조표일 현재 보유자산의 장부가액에 반영되어 있는 미실현이익을 전액 제거하고 있습니다.

3) 해외피투자회사 재무제표의 환산
당사는 해외피투자회사의 외화표시 재무제표 환산시 대차대조표항목은 대차대조표일 현재의 환율로(단, 자본계정은 취득 당시의 환율), 손익계산서 항목은 당기의 평균환율을 적용하여 환산하고 있으며, 원화로 환산 후 자본금액과 자산에서 부채를 차감한 금액과의 차이 중 당사의 지분에 상당하는 금액은 지분법자본변동 또는 부의지분법자본변동으로 처리하고 있습니다.

4) 외부감사인의 감사 또는 검토를 받지 아니한 재무제표의 이용
당사의 지분법적용대상 피투자회사 중 일부는 감사보고서일 현재까지 외부감사인으로부터의 감사나 검토가 완료되지 아니하여 지분법 평가시 감사나 검토를 받지 아니한 재무제표를 이용하였습니다. 당사는 추후 감사를 받지 아니한 재무제표와 감사받은 재무제표 간에 차이가 발생하는 경우라도 당사의 재무제표에 미치는 영향은 크지 않을 것으로 예상하고 있습니다.

- 유형자산

유형자산의 취득원가는 구입원가 또는 제작원가와 자산을 사용할 수 있도록 준비하는데 직접 관련되는 지출 등으로 구성되어 있습니다. 유형자산의 취득 또는 완성 후의 지출이 가장 최근에 평가된 성능수준을 초과하여 미래 경제적 효익을 증가시키는 경우에는 자본적 지출로 인식하고, 그렇지 않은 경우에는 발생한 기간의 비용으로 인식하고 있습니다.

당사의 유형자산은 취득원가에서 당사가 추정한 추정내용연수에 따라 정액법에 의하여 산정된 감가상각누계액을 차감하는 형식으로 대차대조표에 표시하고 있습니다. 각 자산별로 당사가 사용하고 있는 대표추정내용연수는 다음과 같습니다.

	대표추정내용연수		대표추정내용연수
건 물	15, 30 년	공구기구비품	5 년
구 축 물	15 년	차량운반구	5 년
기 계 장 치	5 년		

- 무형자산

무형자산의 취득원가는 구입원가와 자산을 사용할 수 있도록 준비하는데 직접 관련된 지출로 구성되어 있습니다. 당사는 무형자산을 취득원가에서 당사가 추정한 내용연수와 정액법에 따라 산정된 상각누계액을 차감한 금액으로 표시하고 있습니다

	대표추정내용연수		대표추정내용연수
영 업 권	5 년	기타의 무형자산	5 년
산업재산권	10 년		

- 리스

1) 금융리스

당사는 리스자산의 소유에 따른 대부분의 위험과 효익을 리스이용자에게 이전하는 경우 금융리스로 분류하고 금융리스의 리스순투자와 동일한 금액을 금융리스채권으로 인식합니다. 당사는 체계적이고 합리적인 방법으로 리스기간동안 이자수익을 배분하며 이 경우 이자수익은 리스제공자의 금융리스 순투자 미회수분에 대하여 유효이자율법을 적용하여 인식하고 매 기간별 리스료는 금융리스채권 회수액과 이자수익

으로 구분하여 회계처리합니다.

2) 운용리스
당사는 리스자산의 소유에 따른 대부분의 위험과 효익을 이전하지 않는 경우 운용리스로 분류하고, 운용리스자산의 성격에 따라 유형자산으로 계상하고 있습니다. 리스자산의 보증잔존가치를 제외한 최소리스료에 대해서 리스기간에 걸쳐 균등하게 배분된 금액을 수익으로 인식하고 있습니다.

- 자산의 감액
당사는 대차대조표의 자산 중 진부화, 물리적손상 및 시장가치의 급격한 하락 등의 원인으로 인하여 당해 자산의 회수가능가액이 장부금액에 미달하고 그 미달액이 중요한 경우에는 이를 장부금액에서 직접 차감하여 회수가능가액으로 조정하고, 장부금액과 회수가능가액의 차액은 당기손실로 처리하고 있습니다. 다만, 감액한 자산의 회수가능가액이 차기 이후에 장부금액을 초과하는 경우에는 당해 자산이 감액되지 않았을 경우의 장부금액을 한도로 하여 그 초과액을 동 자산에 대한 감액손실환입의 과목으로 하여 당기이익으로 처리하고 있습니다. 다만, 감액된 영업권은 추후에 환입되지 않습니다.

- 사채할인발행차금
당사는 사채할인발행차금을 사채발행시부터 최종상환시까지의 기간에 걸쳐 유효이자율법을 적용하여 상각하고, 동 상각액을 이자비용에 가산하여 처리하고 있습니다.

- 채권ㆍ채무의 현재가치 평가
당사는 장기연불조건의 매매거래, 장기금전대차거래 또는 이와 유사한 거래에서 발생하는 채권ㆍ채무로서 명목가액과 현재가치의 차이가 중요한 경우에는 당해 채권ㆍ채무로 인하여 미래에 수취하거나 지급할 총금액을 적정한 이자율로 할인한 현재가치로 평가하고 있으며, 채권ㆍ채무의 명목가액과 현재가치의 차액인 현재가치할인차금은 유효이자율법을 적용하여 상각 또는 환입하고 이를 이자비용 또는 이자수익으로 인식하고 있습니다.

- 법인세비용과 이연법인세
법인세비용은 법인세법 등의 법령에 의한 법인세부담액에 이연법인세 변동액을 가감

하여 계상하고 있습니다. 자산・부채의 장부금액과 세무가액의 차이인 일시적차이 중 미래기간의 과세소득을 증가시키는 가산할 일시적차이에 대한 법인세효과는 예외항목에 해당되지 않는 경우 전액 이연법인세부채로 인식하고 있습니다. 미래기간의 과세소득을 감소시키는 차감할 일시적차이 및 이월세액공제와 세액감면 등에 대한 법인세효과는 향후 과세소득의 발생이 거의 확실하여 미래의 법인세 절감효과가 실현될 수 있을 것으로 기대되는 경우에 이연법인세자산으로 인식하고 있습니다. 또한, 자본계정에 직접 가감되는 항목과 관련된 법인세부담액과 이연법인세는 자본계정에 직접 가감하고 있습니다. 이연법인세자산과 이연법인세부채는 대차대조표상에 유동과 비유동 항목으로 분류하고 있으며, 동일한 유동 및 비유동 구분내에서의 이연법인세자산과 이연법인세부채는 각각 상계하여 표시하고 있습니다.

- 퇴직급여충당부채

당사는 임직원 퇴직금 지급규정에 따라 당기말 현재 1년이상 근속한 전임직원이 일시에 퇴직할 경우에 지급하여야 할 퇴직금 총 추계액을 퇴직급여충당부채로 설정하고 있습니다.
당사는 수익자인 종업원의 퇴직금 수급권을 보장하는 퇴직보험에 가입하고 있으며, 퇴직급여충당부채는 이에 따라 납입한 퇴직보험료는 퇴직보험예치금의 과목으로 퇴직급여충당부채에서 차감하는 형식으로 표시하고 있습니다. 또한, 국민연금법의 규정에 의하여 퇴직금의 일부를 전환하여 국민연금관리공단에 납부한 퇴직금전환금을 국민연금전환금의 과목으로 하여 퇴직급여충당부채에서 차감하는 형식으로 표시하고 있습니다.

- 외화 자산과 부채의 환산

당사는 대차대조표일 현재의 적정한 환율에 의하여 화폐성 외화자산과 부채를 환산하고 있으며, 이로 인한 외화환산손익은 당기손익으로 처리하고 있습니다.

- 주식선택권

주식결제형 주식기준보상거래의 경우 제공받는 재화나 용역의 공정가치로 측정하며, 종업원의 용역제공과 같이 제공받는 재화나 용역의 공정가치를 신뢰성 있게 측정할 수 없는 경우에는 부여한 지분상품의 공정가치에 기초하여 재화나 용역의 공정가치로 간접 측정하고 그 금액을 보상원가와 자본조정으로 회계처리하고 있습니다.

(2) 기업회계기준 등의 위반사항

(가) 재무제표를 수정하여야 하는 위반사항

- 해당사항 없음

(나) 재무제표 수정과 관련없는 위반사항

- 해당사항 없음

(3) 기타 유의하여야 할 사항

- 감사인의 감사보고서에 기재된 특기사항

사업연도	특기사항(또는 참고사항)
제40기	회사는 삼성자동차 채권금융기관들과의 소송과 관련한 손실보전액및 지연손해금과 관련하여 회사가 부담할 금액의 불확실성으로 인하여 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제39기	회사와 삼성계열사들은 1999년9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금 (지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 2008년 1월 31일 동 소송의 1심에서 삼성자동차(주)의 채권금융기관들과 삼성계열사들이 합의한 합의서는 유효하며, 채권단이 이미 매각한 1,165,955주를 제외한 삼성생명보험(주)의 주식 2,334,045주를 처분하여 약 1조 6,338억을 한도로 채권단에게 지급하고 약 1조 6,338억에 대해 2001년 1월 1일 이후부터 상법이 정한 연 6%의 이자율로 계산된연체이자를 지급하라고 판결하였습니다. 현재로서는 동 소송의 최종결과를 예측하기 어려우며 회사가 부담할 금액의 불확실성으로 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제38기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주)처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2

사 업 연 도	특 기 사 항(또는 참고사항)
	조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금 (지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

다. 회계정보에 관한 사항

(1) 대손충당금 설정현황

(가) 최근 3사업연도의 계정과목별 대손충당금 설정내역

(단위 : 백만원, %)

구 분	계정과목	채권 총액	대손충당금	대손충당금 설정률
제40기	매출채권	3,125,355	35,515	1.1
	단기대여금	76,188	774	1.0
	미수금	1,011,182	8,220	0.8
	선급금	1,069,665	1,710	0.2
	장기성매출채권	18,095	969	5.4
	장기대여금	135,282	1,277	0.9
	합 계	5,435,767	48,465	0.9
제39기	매출채권	1,799,902	19,395	1.1
	단기대여금	55,411	566	1.0
	미수금	821,125	7,402	0.9
	선급금	861,905	2,192	0.3
	장기성매출채권	28,359	1,072	3.8

구 분	계정과목	채권 총액	대손충당금	대손충당금 설정률
	장기대여금	178,617	1,730	1.0
	합 계	3,745,319	32,357	0.9
제38기	매출채권	1,862,917	20,478	1.1
	단기대여금	35,262	347	1.0
	미수금	872,041	7,372	0.8
	선급금	552,860	1,381	0.2
	장기성매출채권	11,398	896	7.9
	장기대여금	233,375	2,136	0.9
	합 계	3,567,853	32,610	0.9

※ 채권총액은 현재가치할인차금 차감 후 금액임

(나) 최근 3사업연도의 대손충당금 변동현황

(단위 : 백만원)

구 분	제40기	제39기	제38기
1. 기초 대손충당금 잔액합계	32,357	32,610	26,345
2. 순대손처리액(①-②±③)	1,338	637	1,692
① 대손처리액(상각채권액)	2,091	637	1,720
② 상각채권회수액	753	-	28
③ 기타증감액	-	-	-
3. 대손상각비 계상(환입)액	17,446	384	7,957
4. 기말 대손충당금 잔액합계	48,465	32,357	32,610

(다) 매출채권관련 대손충당금 설정방침

1) 대손충당금 설정방침

대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 과거의 대손경험률과 장래의 대손예상액을 기초로 대손충당금을 설정

2) 대손경험률 및 대손예상액 산정근거

- 대손경험률: 과거 3개년 평균채권잔액에 대한 실제 대손 발생액을 근거로

대손 경험률을 산정하여 설정

- 대손예상액: 채무자의 파산, 강제집행, 사망, 실종등으로 회수가 불투명한 채권의 경우 회수가능성, 담보설정여부등을 고려하여 채권잔액의 1%초과~100% 범위에서 합리적인 대손 추산액 설정
  - · 대손추산액 설정기준

상황	설정율
분 쟁	25 %
수금의뢰	50 %
소 송	75 %
부 도	100 %

3) 대손처리기준: 매출채권 등에 대해 아래와 같은 사유발생시 실대손처리

- 파산, 부도, 강제집행, 사업의 폐지, 채무자의 사망, 실종등으로 인해 채권의 회수불능이 객관적으로 입증된 경우
- 소송에 패소하였거나 법적 청구권이 소멸한 경우
- 외부 채권회수 전문기관이 회수가 불가능하다고 통지한 경우
- 담보설정 부실채권, 보험Cover 채권은 담보물을 처분하거나 보험사로부터 보험금을 수령한 경우
- 회수에 따른 비용이 채권금액을 초과하는 경우

(라) 당해 사업연도말 현재 경과기간별 매출채권잔액 현황

(단위 : 백만원)

구 분	6월 이하	6월 초과 1년 이하	1년 초과 3년 이하	3년 초과	계
금 액	3,053,742	53,557	35,293	858	3,143,450
구성비율	97.1%	1.7%	1.1%	0.0%	100.0%

※ 매출채권잔액은 현재가치할인차금 차감 後 금액임

(2) 재고자산의 보유 및 실사내역 등

(가) 최근 3사업연도의 재고자산의 사업부문별 보유현황

(단위 : 백만원)

사업부문	계정과목	제40기	제39기	제38기	비고
디지털미디어총괄	상 품	78,874	83,679	66,602	
	제 품	31,934	18,098	27,099	
	재공품	5,109	7,741	17,020	
	원재료	142,675	123,477	91,015	
	기 타	35,424	37,824	37,822	
	소 계	294,016	270,819	239,558	
정보통신총괄	상 품	46,813	38,361	48,202	
	제 품	68,980	26,188	46,736	
	재공품	75,006	180,106	263,893	
	원재료	472,929	522,647	507,925	
	기 타	47,273	101,091	105,807	
	소 계	711,001	868,393	972,563	
반도체총괄	상 품	595	2,384	1,242	
	제 품	388,042	307,312	258,497	
	재공품	1,427,707	1,117,301	882,479	
	원재료	361,989	324,375	249,779	
	기 타	61,425	65,258	55,925	
	소 계	2,239,758	1,816,630	1,447,922	
LCD총괄	상 품	-	1,038	1,468	
	제 품	62,296	41,247	154,025	
	재공품	220,168	88,713	122,779	
	원재료	179,297	146,280	153,118	
	기 타	23,086	18,053	16,701	
	소 계	484,847	295,331	448,091	
기 타	상 품	13,119	7,925	7,411	
	재공품	9,801	11,687	28,882	
	원재료	518	1,063	1,201	
	기 타	64,691	66,024	73,846	
	소 계	88,129	86,699	111,340	
합 계	상 품	139,401	133,387	124,925	
	제 품	551,252	392,845	486,357	
	재공품	1,737,791	1,405,548	1,315,053	
	원재료	1,157,408	1,117,842	1,003,038	
	기 타	231,899	288,250	290,101	

사업부문	계정과목	제40기	제39기	제38기	비고
총 계		3,817,751	3,337,872	3,219,474	
총자산대비 재고자산 구성비율(%) [재고자산합계÷기말자산총계×100]		5.3%	5.1%	5.6%	
재고자산회전율(회수) [연환산 매출원가÷{(기초재고+기말재고)÷2}]		15.5회	14.3회	13.8회	

(나) 재고자산의 실사내역 등

1) 실사일자

- 6월말 및 11월말 기준으로 매년 2회 재고자산 실사 실시
- 재고조사시점인 11월말과 기말시점의 재고자산 변동내역은 해당기간 전체 재고의 입출고 내역의 확인을 통해 대차대조표일기준 재고자산의 실재성을 확인함.

2) 실사방법

- 사내보관재고 : 폐창식 전수조사 실시

※ 반도체(LCD포함)라인재고 및 자동화창고보관 SVC자재는 표본조사

- 사외보관재고

제3자 보관재고, 운송중인재고에 대해선 전수로 물품보유확인서 또는 장치확인서 징구 및 표본조사 병행

- 외부감사인은 당사의 재고실사에 입회· 확인하고 일부 항목에 대해 표본 추출하여 그 실재성 및 완전성 확인함.

3) 장기체화재고등 내역

재고자산의 시가가 취득원가보다 하락한 경우에는 저가법을 사용하여 재고자산의 대차대조표가액을 결정하고 있으며, 당기말 현재 재고자산에 대한 평가내역은 다음과 같음.

(단위 : 백만원)

계정과목	취득원가	재고보유금액	평가금액	기말재고잔액	비 고
상 품	144,921	144,921	5,520	139,401	
제 품	663,427	663,427	112,175	551,252	

계정과목	취득원가	재고보유금액	평가금액	기말재고잔액	비 고
재공품	2,005,445	2,005,445	267,654	1,737,791	
원재료	1,187,106	1,187,106	29,698	1,157,408	
저장품	189,302	189,302	9,641	179,661	
미착품	52,238	52,238	-	52,238	
합 계	4,242,439	4,242,439	424,688	3,817,751	

(3) 최근 5사업연도의 회계기준 변경내용 및 그 사유

회계연도	회계변경내용	변경사유
2004년	없음	
2005년	- 지분법 : · 지분법손익, 지분법자본변동, 부의지분법자본변동 인식(순액 → 총액인식) · 내부미실현손익 제거시 지분율 고려하는 방법으로 변경 - 법인세 : · 이연법인세자산, 이연법인세부채를 유동과 비유동 항목으로 분류 · 동일 유동 및 비유동 구분내 이연법인세자산과 이연법인세부채는 각각 상계하여 표시 · 자본항목에 직접 반영되는 항목과 관련된 일시적 차이의 법인세 효과를 관련 자본항목에 직접 반영	기업회계기준서 적용 기업회계기준서 적용
2006년	- 2006년 기업회계기준서 제 18호 '조인트 벤쳐투자', 제 19호 '리스' 제 20호 '특수관계자 공시'의 적용	기업회계기준서 적용
2007년	- 2007년 기업회계기준서 제 11호 '중단사업', 제 21호 '재무제표의 작성과 표시' 제 23호 '주당이익' - 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'('06.12.29日 시행)를 적용하여 비교표시된 전기 재무제표는 기업회계기준서 제1호에 따라 재작성됨	기업회계기준서 적용 기업회계기준서 및 회계기준적용의견서 적용
2008년	- 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하고, 비교표시된 전기 및 전반기 재무제표는 기업회계기준서 제1호에 따라 재작성됨 - 회계기준적용의견서 06-2 '종속회사, 지분법적용피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'('08.2.22日 개정)에 따라 지분법적용피투자회사 등에 대한 투자자산과 관련된 이연법인세의 인식방법을 변경하고, 당기에 개정된 의견서를 처음으로 적용하여 비교표시되는 전기재무제표는 재작성하지 아니하였으며, 회계정책의 변경에 따른 소급 적용 효과를 당기의 기초 잔액에 반영함	기업회계기준서 적용 회계기준적용의견서 적용

(4) 최근 5사업연도 중 당기순손실이 발생한 사업연도와 그 주요원인

- 해당사항 없음

(5) 최근 5사업연도 중 직전사업연도대비 당기순이익 증감율이 30% 이상이거나 흑자전환인 사업연도와 그 주요원인

회계연도	당기순이익 증감율	주요 증감원인
2004년	81%	반도체, 통신, LCD 등 주력 사업부문 호조

(6) 결산실적의 확정절차 및 공시내용

(가) 결산실적 확정 · 공시 절차

결산실적 확정 · 공시 절차	일 자	비 고
결산실적 공시 사전 예고일	2009년 01월 15일	-
결산실적에 대한 이사회 승인일	2009년 01월 23일	-
결산실적 공시일	2009년 01월 23일	-
외부감사인의 감사보고서 제출일	2009년 03월 05일	-
외부감사 결과가 반영된 재무제표에 대한 이사회 재승인일	-	-
결산실적 정정공시일	-	-
주주총회일	2009년 03월 13일	-
사업보고서 제출일	2009년 03월 31일	-

(나) 결산실적 공시내용 및 정정사유

(단위 : 백만원)

계정과목	최초공시(A)	정정공시(B)	정정비율 ((B-A)/A)	정 정 사 유
	2009년 01월 23일	-		
매 출 액	72,952,991	-	-	-
영 업 이 익	4,134,070	-	-	-
법인세비용차감전 계속사업이익	5,908,221	-	-	-
당기순이익	5,525,904	-	-	-

(7) 당해 사업연도의 시장성없는 지분성증권 평가 현황

(가) 공정가액으로 평가한 시장성없는 지분성증권 내역

- 해당사항 없음

(나) 시장성없는 지분성증권의 평가방법 등

□ 평가원칙

- 기업회계기준서에 따라 공정가치로 평가하되, 공정가치를 신뢰성있게 평가할 수 없는 경우에는 취득원가로 평가
- 단계별평가 및 질적분석결과를 종합하여 감액여부 판단

□ 평가방법

[감액평가]
- 단계별 평가
① 순자산가액 하락의 일시성여부(취득시점대비 20%이상, 6개월이상 지속시)
② 권리행사(매각,양도) 가능여부 및 불리한 계약사항의 유무
③ 최근(1년내) 유상증자 실시여부
- 질적분석
① 당초취득목적의 유효성 지속여부
② 재무지표 분석(3개년간 매출, 순이익, 현금흐름등)
③ 재무건전성 평가(Z-score를 이용한 분석)

라. 재무제표

(1) 대차대조표

대차대조표

제40기 2008년 12월 31일 현재
제39기 2007년 12월 31일 현재
제38기 2006년 12월 31일 현재

(단위 : 백만원)

과 목	제40기	제39기	제38기
자산			
Ⅰ.유동자산	17,790,813	16,621,081	14,714,157
(1)당좌자산	13,973,062	13,283,209	11,494,683
1.현금및현금성자산	2,360,190	2,026,791	977,989
2.단기금융상품	3,306,326	4,862,869	3,335,141
3.단기매도가능증권	982,067	922,833	2,058,781
4.매출채권	3,089,840	1,780,507	1,842,439
5.미수금	1,002,962	813,723	864,669
6.선급금	1,067,955	859,713	551,479
7.선급비용	437,282	407,082	400,824
8.단기이연법인세자산	1,366,927	1,241,636	1,155,410
9.단기금융리스채권	118,849	112,295	69,348
10.기타당좌자산	240,664	255,760	238,603
(2)재고자산	3,817,751	3,337,872	3,219,474

과 목	제40기	제39기	제38기
II.비유동자산	54,728,407	48,604,171	43,094,971
(1)투자자산	21,653,050	17,121,525	12,645,266
1.장기매도가능증권	1,128,853	1,936,176	1,148,944
2.지분법적용투자주식	20,390,192	15,008,462	11,265,083
3.장기대여금	134,005	176,887	231,239
(2)유형자산	31,249,823	29,777,382	28,820,442
(3)무형자산	653,059	568,316	522,378
(4)기타비유동자산	1,172,475	1,136,948	1,106,885
1.장기성매출채권	17,126	27,287	10,502
2.장기금융리스채권	406,229	245,410	154,140
3.보증금	438,014	428,133	446,337
4.장기선급비용	311,106	436,118	495,906
자산총계	72,519,220	65,225,252	57,809,128
부채			
I.유동부채	11,721,362	10,802,346	9,635,015
(1)매입채무	2,388,104	1,935,663	1,869,101
(2)미지급금	3,787,431	2,958,521	3,291,797
(3)선수금	564,688	528,168	331,029
(4)예수금	245,011	159,517	136,065
(5)미지급비용	4,169,503	4,071,144	2,873,148
(6)미지급법인세	412,368	1,114,048	1,111,233
(7)선수수익	148,248	30,815	22,642
(8)유동성사채	6,009	4,470	
II.비유동부채	2,684,368	2,862,282	2,976,529
(1)사채	108,170	83,815	87,317
(2)장기미지급금	507,921	439,047	432,368
(3)장기미지급비용	176,916	39,174	274,527
(4)장기선수금		168,650	340,033
(5)퇴직급여충당부채	697,189	623,147	620,469
(6)장기이연법인세부채	1,194,172	1,508,449	1,221,815
부채총계	14,405,730	13,664,628	12,611,544
자본			

과 목	제40기	제39기	제38기
Ⅰ.자본금	897,514	897,514	897,514
(1)보통주자본금	778,047	778,047	778,047
(2)우선주자본금	119,467	119,467	119,467
Ⅱ.자본잉여금	6,589,580	6,574,996	6,367,244
(1)주식발행초과금	4,403,893	4,403,893	4,403,893
(2)기타자본잉여금	2,185,687	2,171,103	1,963,351
Ⅲ.자본조정	(8,597,013)	(8,747,381)	(6,980,870)
(1)자기주식	(8,910,135)	(9,157,492)	(7,520,023)
(2)주식선택권	385,957	475,197	539,153
(3)기타자본조정	(72,835)	(65,086)	
Ⅳ.기타포괄손익누계액	3,807,357	1,872,818	556,924
(1)매도가능증권평가이익	579,182	1,083,147	510,274
(2)매도가능증권평가손실		(143)	(1,376)
(3)지분법자본변동	3,262,583	966,353	513,105
(4)부의지분법자본변동	(34,408)	(176,539)	(465,079)
Ⅴ.이익잉여금(결손금)	55,416,052	50,962,677	44,356,772
(1)법정적립금	450,789	450,789	655,604
(2)임의적립금	49,413,760	43,263,294	35,952,854
(3)미처분이익잉여금	5,551,503	7,248,594	7,748,314
자본총계	58,113,490	51,560,624	45,197,584
부채와자본총계	72,519,220	65,225,252	57,809,128

※ 대차대조표의 주석은 제40기 감사보고서 및 제39기, 제38기 감사보고서의 주석사항 참조

※ 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하고, 비교표시된 제39기 재무제표는 기업회계기준서 제1호에 따라 재작성됨

※ 회계기준적용의견서 06-2('06.12.29日 시행) 적용으로 제38기 재무제표가 기업회계기준서 제1호에 따라 재작성되었으며, '08.2.22日 회계기준적용의견서 06-2 규정의 再개정에 따른 소급적용 효과를 당기 기초잔액에 반영함.

(2) 손익계산서

손익계산서

제40기 2008년 01월 01일 부터 2008년 12월 31일 까지

제39기 2007년 01월 01일 부터 2007년 12월 31일 까지

제38기 2006년 01월 01일 부터 2006년 12월 31일 까지

(단위 : 백만원)

과 목	제40기	제39기	제38기
Ⅰ.매출액	72,952,991	63,175,968	58,972,765
Ⅱ.매출원가	55,380,601	46,846,546	42,359,753
Ⅲ.매출총이익(손실)	17,572,390	16,329,422	16,613,012
Ⅳ.판매비와관리비	13,438,320	10,386,567	9,679,079
Ⅴ.영업이익(손실)	4,134,070	5,942,855	6,933,933
Ⅵ.영업외수익	7,609,996	4,162,084	3,409,422
1.이자수익	400,985	278,731	238,722
2.배당금수익	23,694	14,252	18,695
3.수수료수익	73,623	339,496	315,172
4.임대료	60,459	52,888	53,254
5.매도가능증권처분이익	93,446	38,511	58,980
6.외환차익	4,049,633	347,061	403,701
7.외화환산이익	276,191	48,573	124,998
8.지분법이익	2,165,729	2,627,165	1,798,505
9.유형자산처분이익	105,868	101,605	78,636
10.기타영업외수익	360,368	313,802	318,759
Ⅶ.영업외비용	5,835,845	1,474,935	1,127,158
1.이자비용	49,972	47,829	48,877
2.매출채권처분손실	234,235	284,204	253,740
3.외환차손	4,201,938	457,020	391,831
4.외화환산손실	629,941	46,048	28,988
5.지분법손실	373,539	262,284	92,553
6.기부금	138,907	182,565	175,249
7.유형자산처분손실	37,064	55,685	37,876
8.기타영업외비용	170,249	139,300	98,044
Ⅷ.법인세비용차감전순이익(손실)	5,908,221	8,630,004	9,216,197
Ⅸ.법인세비용	382,317	1,204,988	1,299,706
Ⅹ.당기순이익(손실)	5,525,904	7,425,016	7,916,491
Ⅺ.주당손익			
1.기본주당순이익(단위:원)	37,684원	49,532원	52,816원

과 목	제40기	제39기	제38기
2.희석주당순이익(단위:원)	37,340원	48,954원	52,057원

※ 기본주당순이익, 희석주당순이익의 산출근거는 제40기, 제39기, 제38기 감사보고서의 주석사항 참조
※ 손익계산서의 주석은 제40기, 제39기, 제38기 감사보고서의 주석사항 참조
※ 회계기준적용의견서 06-2('06.12.29日 시행) 적용으로 제38기 재무제표가 기업회계기준서 제1호에 따라 재작성되었으며, '08.2.22日 회계기준적용의견서 06-2 규정의 再개정에 따른 소급적용 효과를 당기 기초잔액에 반영함.

(3) 이익잉여금처분계산서 또는 결손금처리계산서

이익잉여금처분계산서/결손금처리계산서

제40기 2008년 01월 01일 부터 2008년 12월 31일 까지 (처분확정일 : 2009년 03월 13일)

제39기 2007년 01월 01일 부터 2007년 12월 31일 까지 (처분확정일 : 2008년 03월 28일)

제38기 2006년 01월 01일 부터 2006년 12월 31일 까지 (처분확정일 : 2007년 02월 28일)

(단위 : 백만원)

과 목	제40기	제39기	제38기
Ⅰ.미처분이익잉여금(미처리결손금)	5,551,503	7,248,594	7,748,314
1.전기이월이익잉여금	30	(103,386)	(93,791)
2.회계변경의누적효과	98,980		
3.중간배당액 제40기주당배당금(률):500원(10%) 제39기주당배당금(률):500원(10%) 제38기주당배당금(률):500원(10%)	(73,411)	(73,036)	(74,386)
4.당기순이익	5,525,904	7,425,016	7,916,491
Ⅱ.이익잉여금처분액	5,551,473	7,248,564	7,851,700
1.기업합리화적립금	1,000,000	1,000,000	1,000,000
2.배당금	735,441	1,098,099	746,075
가.현금배당	735,441	1,098,099	746,075
주당배당금(률) 제40기보통주-5,000원(100%) 우선주-5,050원(101%) 제39기보통주-7,500원(150%) 우선주-7,550원(151%) 제38기보통주-5,000원(100%) 우선주-5,050원(101%)			
3.연구및인력개발준비금	3,000,000	4,000,000	4,000,000
4.자사주처분손실준비금		550,000	550,000

과 목	제40기	제39기	제38기
5.시설적립금	816,032	600,465	1,555,625
III.차기이월미처분이익잉여금(미처리결손금)	30	30	(103,386)

※ 이익잉여금처분계산서의 주석은 제40기, 제39기,제38기 감사보고서의 주석사항 참조
※ 회계기준적용의견서 06-2('06.12.29日 시행) 적용으로 제38기 재무제표가 기업회계기준서 제1호에 따라 재작성되었으며, '08.2.22日 회계기준적용의견서 06-2 규정의 再개정에 따른 소급적용 효과를 당기 기초잔액에 반영함.

(4) 현금흐름표

현금흐름표

제40기 2008년 01월 01일 부터 2008년 12월 31일 까지
제39기 2007년 01월 01일 부터 2007년 12월 31일 까지
제38기 2006년 01월 01일 부터 2006년 12월 31일 까지

(단위 : 백만원)

과 목	제40기	제39기	제38기
I.영업활동으로인한현금흐름	10,633,298	13,264,315	12,874,156
1.당기순이익(손실)	5,525,904	7,425,016	7,916,491
2.현금의유출이없는비용등의가산	9,919,386	8,519,427	6,819,784
가.감가상각비	7,463,572	6,909,013	5,550,916
나.무형자산상각비	155,612	147,778	129,693
다.퇴직급여	463,611	516,099	447,360
라.대손상각비	20,108	3,961	9,110
마.매출채권처분손실	234,235	284,204	253,740
바.외화환산손실	629,941	46,048	28,988
사.지분법손실	373,539	262,284	92,553
아.유형자산처분손실	37,064	55,685	37,876
자.재고자산폐기손실등	506,319	247,552	207,365
차.기타현금의유출이없는비용등의가산	35,385	46,803	62,183
3.현금의유입이없는수익등의차감	(2,378,675)	(2,173,385)	(1,746,621)
가.외화환산이익	276,191	48,359	124,989
나.지분법이익	1,481,624	1,836,752	1,440,674
다.유형자산처분이익	105,868	101,605	78,636
라.매도가능증권처분이익	93,446	38,511	58,980
마.이자수익으로인한매도가능증권의증가	2,463	14,900	21,636
바.이연법인세자산(부채)으로인한법인세비용의감소	404,303	118,526	1,275
사.기타현금의유입이없는수익등의차감	14,780	14,732	20,431
4.영업활동으로인한자산· 부채의변동	(2,433,317)	(506,743)	(115,498)
가.매출채권의증가	(1,600,259)	(215,833)	(616,437)
나.미수금의감소(증가)	(186,308)	56,647	(25,162)
다.선급금의감소(증가)	(207,761)	(309,045)	11,256
라.선급비용의감소	187,555	161,885	146,948
마.재고자산의증가	(986,198)	(365,950)	(517,392)
바.금융리스채권의감소	115,941	89,840	63,331
사.장기매출채권의증가		(19,217)	(7,255)

과 목	제40기	제39기	제38기
아.장기선급비용의증가	(92,743)	(108,355)	(169,403)
자.매입채무의증가	560,376	61,372	526
차.미지급금의증가(감소)	658,656	(528,088)	206,817
카.선수금의증가(감소)	(131,635)	25,756	97,443
타.예수금의증가(감소)	85,494	23,452	(38,046)
파.미지급비용의증가(감소)	(455,732)	749,232	428,275
하.미지급법인세의증가(감소)	(703,364)	(22,575)	316,171
거.선수수익의증가	117,433	8,173	417
너.장기미지급금의증가	152,354	198,197	162,444
더.장기미지급비용의증가	408,444	198,590	140,779
러.퇴직금의지급	(253,723)	(288,015)	(143,862)
머.국민연금전환금의감소	1,203	1,560	1,282
버.퇴직급여충당부채의승계	1,662	1,370	1,452
서.퇴직보험예치금의증가	(138,711)	(228,336)	(184,251)
어.기타영업활동으로인한자산부채의변동	33,999	2,597	9,169
II.투자활동으로인한현금흐름	(9,289,692)	(9,688,355)	(10,481,229)
1.투자활동으로인한현금유입액	5,639,538	4,029,562	4,779,987
가.단기금융상품의순감소	1,497,692		562,790
나.단기매도가능증권의처분	3,576,436	3,028,477	3,704,638
다.단기대여금의감소	98,101	123,352	68,671
라.장기매도가능증권의처분	99,247	21,901	3,183
마.지분법적용투자주식의처분등	18,914	340,303	23,139
바.보증금의감소	88,276	92,404	103,158
사.유형자산의처분	256,027	420,187	311,183
아.기타투자활동으로인한현금유입액	4,845	2,938	3,225
2.투자활동으로인한현금유출액	(14,929,230)	(13,717,917)	(15,261,216)
가.단기금융상품의순증가		1,527,728	
나.단기매도가능증권의취득	3,580,000	1,842,360	3,718,158
다.장기매도가능증권의취득	12,602	20,755	18,539
라.지분법적용투자주식의취득	1,531,455	1,515,318	1,053,753
마.장기대여금의증가	55,421	76,613	144,140
바.보증금의증가	98,002	74,212	126,515
사.유형자산의취득	9,488,552	8,512,340	10,078,237
아.무형자산의취득	163,198	148,591	120,048
자.기타투자활동으로인한현금유출액			1,826
III.재무활동으로인한현금흐름	(1,010,207)	(2,527,158)	(2,468,490)
1.재무활동으로인한현금유입액	165,994	117,347	176,179
가.주식선택권의행사로인한자기주식의처분	165,994	117,347	176,179
2.재무활동으로인한현금유출액	(1,176,201)	(2,644,505)	(2,644,669)
가.현금배당금의지급	1,171,509	819,110	831,789
나.자기주식의취득		1,825,395	1,812,880
다.유동성장기부채의상환	4,692		
IV.현금의증가(감소)	333,399	1,048,802	(75,563)
V.기초의현금	2,026,791	977,989	1,053,552
VI.기말의현금	2,360,190	2,026,791	977,989

※ 현금흐름표의 주석은 제40기, 제39기, 제38기 감사보고서의 주석사항 참조

※ 회계기준적용의견서 06-2('06.12.29日 시행) 적용으로 제38기 재무제표가 기업회계기준서 제1호에 따라 재작성되었으며, '08.2.22日 회계기준적용의견서 06-2 규정의 再개정에 따른 소급적용 효과를 당기 기초잔액에 반영함.

(5) 자본변동표

자본변동표

제40기 2008년 01월 01일 부터 2008년 12월 31일 까지

제39기 2007년 01월 01일 부터 2007년 12월 31일 까지

(단위 : 백만원)

구 분	자본금	자본잉여금	자본조정	기타포괄손익누계액	이익잉여금	총 계
2007.01.01(전기초)	897,514	6,367,244	(6,980,870)	516,520	44,460,189	45,260,597
1.회계정책변경누적효과(재작성)				40,404	(103,417)	(63,013)
2.회계정책변경누적효과(기초반영)						
3.수정후기초자본	897,514	6,367,244	(6,980,870)	556,924	44,356,772	45,197,584
4.연차배당					(746,075)	(746,075)
5.처분후이익잉여금					43,610,697	44,451,509
6.중간배당					(73,036)	(73,036)
7.재평가자산처분에따른법인세효과		(136)				(136)
8.자기주식의취득			(1,825,395)			(1,825,395)
9.자기주식의처분		(5,978)	187,925			181,947
10.주식선택권		2,403	(63,955)			(61,552)
11.매도가능증권평가				574,106		574,106
12.지분법평가		211,463	(65,086)	741,788		888,165
13.당기순이익					7,425,016	7,425,016
2007.12.31(전기말)	897,514	6,574,996	(8,747,381)	1,872,818	50,962,677	51,560,624
2008.01.01(당기초)	897,514	6,363,533	(8,682,295)	2,019,195	50,962,677	51,560,624
1.회계정책변경누적효과(재작성)		211,463	(65,086)	(146,377)		
2.회계정책변경누적효과(기초반영)		(1)		1,950	98,980	100,929
3.수정후기초자본	897,514	6,574,995	(8,747,381)	1,874,768	51,061,657	51,661,553
4.연차배당					(1,098,098)	(1,098,098)
5.처분후이익잉여금					49,963,559	50,563,455
6.중간배당					(73,411)	(73,411)
7.재평가자산처분에따른법인세효과		(153)				(153)
8.자기주식의취득						
9.자기주식의처분		4,039	247,357			251,396
10.주식선택권		2,306	(89,240)			(86,934)
11.매도가능증권평가				(503,822)		(503,822)
12.지분법평가		8,393	(7,749)	2,436,411		2,437,055
13.당기순이익					5,525,904	5,525,904
2008.12.31(당기말)	897,514	6,589,580	(8,597,013)	3,807,357	55,416,052	58,113,490

(6) 당해 사업연도의 재무제표에 대한 주석

- 첨부된 감사보고서상의 재무제표에 대한 주석 참조

(7) 당해 사업연도의 수정 전 · 후의 재무제표

- 해당사항 없음

마. 부문별 재무 현황

(1) 사업부문별 재무정보

(가) 사업부문별 재무현황

(단위 : 백만원)

구 분	제 40 기	제 39 기	제 38 기
디지털 미디어			
1. 매출액			
외부매출액	9,868,005	8,212,788	8,044,289
부문간내부매출액	23,431	20,425	27,277
계	9,891,436	8,233,214	8,071,566
2. 영업손익	△388,624	△405,479	△468,596
3. 자산	10,875,125	8,958,692	6,253,095
(감가상각비 등)	(89,092)	(85,574)	(84,401)
정보통신			
1. 매출액			
외부매출액	26,717,706	21,061,589	19,627,272
부문간내부매출액	31,099	28,587	31,816
계	26,748,805	21,090,176	19,659,088
2. 영업손익	2,370,699	2,158,871	1,674,226
3. 자산	15,574,719	11,602,012	9,607,520
(감가상각비 등)	(250,302)	(258,884)	(248,625)
반도체			
1. 매출액			
외부매출액	17,663,340	18,663,154	19,081,112
부문간내부매출액	1,575,438	1,513,931	1,725,733
계	19,238,778	20,177,085	20,806,845
2. 영업손익	132,634	2,209,295	5,032,021
3. 자산	28,541,549	28,017,598	25,983,555
(감가상각비 등)	(5,455,240)	(4,951,867)	(3,919,169)
LCD			
1. 매출액			

구분	제 40 기	제 39 기	제 38 기
외부매출액	18,067,757	14,660,439	11,702,224
부문간내부매출액	987,865	973,782	889,036
계	19,055,622	15,634,220	12,591,260
2. 영업손익	2,041,499	1,952,787	648,641
3. 자산	13,166,927	10,811,782	11,794,741
(감가상각비 등)	(1,660,254)	(1,601,150)	(1,279,111)
기타			
1. 매출액			
외부매출액	636,183	577,998	517,868
부문간내부매출액	62,163	117,984	177,594
계	698,346	695,981	695,462
2. 영업손익	△22,138	27,381	47,641
3. 자산	4,360,902	5,835,169	4,170,218
(감가상각비 등)	(164,296)	(159,317)	(149,303)

[Δ 는 부(-)의 수치임]

※ 부문별 내부 매출에 적용된 대체가격 : 시가기준

※ 당사는 조직개편에 따라 '08년 반기부터 일부 사업부문의 분류를 변경하였으며, 제39기 및 제38기의 재무현황을 제40기의 분류기준에 따라 재분류하였습니다.

(나) 공통 판매비와 관리비 및 자산

○ 합리적 배부기준 적용

1) 공통 판매비와 관리비의 경우

- 각 제품/모델별 귀속이 확실한 직접비용(위임성 경비)은 각 제품/모델부문에 직접 귀속시키고
- 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비, 인원수비 등)에 의거 적절한 배부가 이루어지도록 함.

2) 공통자산의 경우 부문별 순자산비율로 배부

- 직접귀속이 가능한 자산(재고자산,고정자산,투자자산등)은 해당부서에 직접 귀속되나,
- 전사 공통관리가 필요한 자산 및 자산귀속이 불분명한 자산은 본사 및 영업조직에 1차 귀속후 배부기준에 의거 각 부문에 배부함

(다) 영업손익의 조정

- 부문별 사내매출 및 사내매출원가 소거에 따른 영향을 상호 조정하여 반영함

(라) 기타 사업부문 현황

- 해당사항 없음

(2) 지역별 재무 정보

(가) 지역의 구분

- 지역의 구분은 해외영업에 관한 사항이 적절히 나타날수 있도록 지리적 근접도, 경제활동의 유사성, 영업활동의 상호관련성 등을 고려하여 다음과 같이 구분함

(나) 공시대상 지역부문

- 해당지역의 외부매출액이 연결손익계산서상 매출액의 10%이상인 지역.
  - 국내 : 본사외 10개 법인
  - 미주 : SEA외 14개 법인
  - 구주 : SEUK외 26개 법인
  - 아주 : SAPL외 18개 법인
  - 중국 : SCIC외 20개 법인

(다) 지역부문별 현황

- 지역부문별 주요제품
  - 국내 : 반도체, LCD, HHP, CTV, Monitor, REF, AIR-CON 등
  - 미주 : 반도체, LCD, HHP, CTV, Monitor, REF, AIR-CON 등
  - 구주 : 반도체, LCD, HHP, CTV, Monitor, REF, AIR-CON 등
  - 아주 : 반도체, LCD, HHP, CTV, Monitor, REF, AIR-CON 등
  - 중국 : 반도체, LCD, HHP, CTV, Monitor, REF, AIR-CON 등

(라) 지역별 재무현황

(단위 : 백만원)

구 분	제 40 기	제 39 기	제 38 기
본국(대한민국)			

구 분	제 40 기	제 39 기	제 38 기
1. 매출액			
외부매출액	23,560,977	21,139,278	19,255,849
지역간내부매출액	55,345,274	46,478,325	43,866,398
계	78,906,251	67,617,603	63,122,247
2. 영업손익	4,648,865	6,819,490	7,541,161
3. 자산	94,013,961	84,014,706	74,253,472
미주지역			
1. 매출액			
외부매출액	25,441,512	19,568,461	17,985,312
지역간내부매출액	3,392,225	2,496,607	2,179,219
계	28,833,737	22,065,068	20,164,531
2. 영업손익	90,559	206,549	163,898
3. 자산	18,887,777	10,458,239	7,154,657
구주지역			
1. 매출액			
외부매출액	34,230,136	26,951,366	22,008,266
지역간내부매출액	582,576	65,721	50,500
계	34,812,712	27,017,087	22,058,766
2. 영업손익	261,827	641,551	552,440
3. 자산	13,927,357	10,877,916	7,751,904
아주지역			
1. 매출액			
외부매출액	19,189,030	15,740,026	14,807,647
지역간내부매출액	7,502,977	6,296,298	5,642,604
계	26,692,007	22,036,324	20,450,251
2. 영업손익	301,440	329,685	217,307
3. 자산	7,218,168	5,593,774	4,647,950
중국지역			

구 분	제 40 기	제 39 기	제 38 기
1. 매출액			
외부매출액	18,872,664	15,108,686	11,777,530
지역간내부매출액	21,764,678	15,848,633	11,125,440
계	40,637,342	30,957,319	22,902,970
2. 영업손익	404,699	723,686	325,752
3. 자산	9,161,228	7,798,092	5,565,386

※ 지역별 재무현황은 개별기준으로 작성되지 않아 연결기준으로 반영함

(마) 공통 판매비와 관리비 및 자산

○ 합리적 배부기준 적용

- 공통판매비와 관리비의 경우
  - 각 제품/모델별 귀속이 확실한 직접비용(위임성경비)은 각 제품/모델부문에 직접 귀속시키고
  - 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비,인원수비 등)에 의거 적절한 배부가 이루어지도록 함.
- 자산의 경우 법인이 소재한 지역별로 단순 합산함

(바) 영업손익의 조정

- 각 지역에 소재한 법인들의 영업손익을 단순합산한 금액

바. 합병전ㆍ후의 재무제표

(1) 합병의 개요

- 해당사항 없음

(2) 합병전ㆍ후의 재무제표

- 해당사항 없음

(3) 합병관련사항

- 해당사항 없음

(4) 우회상장 전후 재무예측치와 실적치 비교

- 해당사항 없음

(5) 재무예측치와 실적치간 차이발생 원인

- 해당사항 없음

IV. 감사인의 감사의견 등

1. 연결재무제표에 대한 감사인의 감사의견 등

가. 연결감사인

제 40 기	제 39 기	제 38 기
삼일회계법인	삼일회계법인	삼일회계법인

나. 당해 사업연도의 연결감사절차 요약

1) 감사절차의 개요

감사인은 첨부된 삼성전자주식회사와 그 종속회사의 2008년 12월 31일과 2007년 12월 31일 현재의 연결대차대조표와 동일로 종료되는 양 회계연도의 연결손익계산서, 연결자본변동표 및 연결현금흐름표를 감사하였습니다. 이 연결재무제표를 작성할 책임은 회사 경영자에게 있으며, 본 감사인의 책임은 동 연결재무제표에 대하여 감사를 실시하고 이를 근거로 이 연결재무제표에 대하여 의견을 표명하는데 있습니다. 다만, 2008년 12월 31일과 2007년 12월 31일 현재 삼성전자주식회사와 그 종속회사의 자산총액의 21%와 20% 및 동일로 종료되는 양 회계연도의 동 회사들의 매출액 총액의 25%와 24%를 차지하고 있는 삼성카드주식회사의 24개 및 23개 종속회사의 재무제표에 대하여는 각각 타감사인의 감사보고서를 의견표명의 기초로 이용하였습니다.

감사인은 대한민국의 회계감사기준에 따라 감사를 실시하였습니다. 이 기준은 감사인이 연결재무제표가 중대하게 왜곡표시되지 아니하였다는 것을 합리적으로 확신하도록 감사를 계획하고 실시할 것을 요구하고 있습니다. 감사는 연결재무제표상의 금액과 공시내용을 뒷받침하는 감사증거에 대하여 시사의 방법을 적용하여 검증하는 것을 포함하고 있습니다. 또한 감사는 연결재무제표의 전반적인 표시내용에 대한 평가뿐만 아니라 연결재무제표 작성을 위해 경영자가 적용한 회계원칙과 유의적 회계추정에 대한 평가를 포함하고 있습니다. 감사인이 실시한 감사가 감사의견 표명을 위한 합리적인 근거를 제공하고 있다고 감사인은 믿습니다.

감사인의 감사와 타 감사인의 감사보고서를 기초로 한 감사인의 의견으로는 상기 연결재무제표는 삼성전자주식회사와 그 종속회사의 2008년 12월 31일과 2007년 12월 31일 현재의 재무상태와 동일로 종료되는 양 회계연도의 경영성과 그리고 자본의 변동과 현금흐름의 내용을 대한민국에서 일반적으로 인정된 회계처리기준에 따라 중요성의 관점에서 적정하게 표시하고 있습니다.

2) 제 40기 감사일정

가. 중간감사

- '08.12. 8 ~ 12.17

나. 결산감사

- '09.1. 12 ~ 2. 27

다. 연결 감사의견

사 업 연 도	감사의견	지적사항 등 요약
제 40 기	적정	지적사항 없음
제 39 기	적정	지적사항 없음
제 38 기	적정	지적사항 없음

라. 특기사항 요약

사 업 연 도	특 기 사 항
제 40 기	(1) 삼성자동차(주) 채권금융기관들과의 합의 회사는 삼성자동차 채권금융기관들과의 소송과 관련한 손실보전액 및 지연손해금과 관련하여 회사가 부담할 금액의 불확실성으로 인하여 연결재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 39 기	(1) 삼성자동차(주) 채권금융기관들과의 합의 회사와 국내종속회사인 삼성광주전자(주)외 3개 회사 및 지분법적용회사인삼성SDI(주)외 8개 회사는 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만

사 업 연 도	특 기 사 항
	주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 17개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 연결대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금(지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 2008년 1월 31일 동 소송의 1심에서 삼성자동차(주)의 채권금융기관들과 삼성계열사들이 합의한 합의서는 유효하며, 채권단이 이미 매각한 1,165,955주를 제외한 삼성생명보험(주)의 주식 2,334,045주를 처분하여 약 1조 6,338억을 한도로 채권단에게 지급하고 약 1조 6,338억에 대해 2001년 1월 1일 이후부터 상법이 정한 연 6%의 이자율로 계산된 연체이자를 지급하라고 판결하였습니다. 현재로서는 동 소송의 최종결과를 예측하기 어려우며 회사가 부담할 금액의 불확실성으로 연결재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 38 기	(1) 삼성자동차(주) 채권금융기관들과의 합의 회사와 국내종속회사인 삼성광주전자(주)외 3개 회사 및 지분법적용회사인 삼성SDI(주)외 8개 회사는 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에

사 업 연 도	특 기 사 항
	부족하게 될 경우 삼성그룹 17개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 연결대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금(지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 연결재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

2. 개별재무제표에 대한 감사인(공인회계사)의 감사의견 등

가. 감사인

제40 기	제 39 기	제 38 기
삼일회계법인	삼일회계법인	삼일회계법인

나. 당해 사업연도의 감사절차 요약

감사인은 삼성전자주식회사의 2008년 12월 31일과 2007년 12월 31일 현재의 대차대조표, 동일로 종료되는 양 회계연도의 손익계산서, 이익잉여금처분계산서, 자본변동표 및 현금흐름표를 감사하였습니다.

감사인은 대한민국의 회계감사기준에 따라 감사를 실시하였습니다.

이 기준은 감사인이 재무제표가 중대하게 왜곡표시되지 아니하였다는 것을 합리적으로 확신하도록 감사를 계획하고 실시할 것을 요구하고 있습니다. 감사는 재무제표상의 금액과 공시내용을 뒷받침하는 감사증거에 대하여 시사의 방법을 적용하여 검증하는 것을 포함하고 있습니다. 또한 감사는 재무제표의 전반적인 표시내용에 대한 평가뿐만 아니라 경영자가 적용한 회계원칙과 유의적 회계추정에 대한 평가를 포함하고 있습니다.

감사인과 타감사인의 감사결과를 기초로 한 감사인의 의견으로는 재무제표가 삼성전자주식회사의 2008년 12월 31일과 2007년 12월 31일 현재의 재무상태와 동일로 종료되는 양 회계연도의 경영성과 그리고 이익잉여금 및 자본의 변동과 현금흐름의 내용을 대한민국에서 일반적으로 인정된 회계처리기준에 따라 중요성의 관점에서 적정하게 표시하고 있습니다.

2) 제 40기 감사일정

가. 중간감사

- 중간감사 : '08.12. 8 ~ 12. 24

나. 결산감사

- 연말감사 : '08. 1. 12 ~ 2. 13

다. 감사의견

사 업 연 도	감사의견	지적사항 등 요약
제 40 기	적정	지적사항 없음
제 39 기	적정	지적사항 없음
제 38 기	적정	지적사항 없음

라. 특기사항 요약

사업연도	특기사항
제 40 기	회사는 삼성자동차 채권금융기관들과의 소송과 관련한 손실보전액 및 지연손해금과 관련하여 회사가 부담할 금액의 불확실성으로 인하여 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 39 기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹30개 계열사

사업연도	특기사항
	들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금 (지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 2008년 1월 31일 동 소송의 1심에서 삼성자동차(주)의 채권금융기관들과 삼성계열사들이 합의한 합의서는 유효하며, 채권단이 이미 매각한 1,165,955주를 제외한 삼성생명보험(주)의 주식 2,334,045주를 처분하여 약 1조 6,338억을 한도로 채권단에게 지급하고 약 1조 6,338억에 대해 2001년 1월 1일 이후부터 상법이 정한 연 6%의 이자율로 계산된 연체이자를 지급하라고 판결하였습니다. 현재로서는 동 소송의 최종결과를 예측하기 어려우며 회사가 부담할 금액의 불확실성으로 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 38 기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금 (지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

3. 당해 사업연도 감사(내부감사)의 감사의견 등

가. 감사절차 요약

(1) 감사위원회 위원 성명 및 상근 여부

- 황재성 위원장(비상근), 이갑현 위원(비상근), 이재웅 위원(비상근)

(2) 상시근무 감사 보조요원 현황 : 감사팀 40명

(3) 감사일정 : 2009.1.28 ~ 2009.2.13

(4) 주요 감사절차

회계감사를 위하여 재무제표 등 회계 관련 서류를 검토하고, 회계법인의 감사절차와 감사결과에 대해서 검토하였으며, 필요하다고 판단되는 경우 회계법인에 대하여 회계에 관한 장부와 관련서류에 대한 추가검토를 요청하고, 그 결과를 검토하였습니다. 그리고 신뢰할 수 있는 회계정보의 작성 및 공시를 위하여 설치한 내부회계관리제도의 운영실태를 내부회계관리자로부터 보고받고 이를 검토하였습니다.

또한 업무감사를 위하여 이사회 및 기타 중요한 회의에 출석하고, 필요하다고 인정되는 경우에는 이사로부터 경영위원회의 심의내용과 영업에 관한 보고를 받았으며, 중요한 업무에 관한 회사의 보고에 대해 추가검토 및 자료보완을 요청하는 등 적절한 방법을 사용하여 검토하였습니다.

나. 감사의견

(1) 대차대조표 및 손익계산서의 표시에 관한 사항

대차대조표와 손익계산서는 법령 및 정관에 따라 회사의 재산 및 손익상태를 적정하게 표시하고 있습니다.

(2) 영업보고서에 관한 사항

영업보고서는 법령 및 정관에 따라 회사의 상황을 정확하게 표시하고 있습니다.

(3) 이익잉여금처분계산서 또는 결손금처리계산서에 관한 사항

이익잉여금처분계산서는 법령 및 정관에 적합하게 작성되어 있습니다.

다. 참고사항

- 해당사항 없음

4. 최근 3사업연도의 외부감사인에게 지급한 보수 등에 관한 사항

가. 감사용역계약 체결현황

(단위 : 백만원)

사업연도	감사인	내 용	보수	총소요시간
제40기	삼일회계법인	분· 반기 재무제표 검토 개별 및 연결 재무제표에 대한 감사	3,200	44,450
제39기	삼일회계법인	분· 반기 재무제표 검토 개별 및 연결 재무제표에 대한 감사	3,220	48,060
제38기	삼일회계법인	분· 반기 재무제표 검토 개별 및 연결 재무제표에 대한 감사	3,353	48,200

나. 외부감사인과의 비감사용역계약 체결현황

(단위 : 백만원)

사업연도	계약체결일	용역내용	용역수행기간	보수	비고
제40기	2007년 12월	세무자문 업무	2008.01 - 2008.12	106	
	2008년 01월	국제회계기준관련 자문업무	2008.01 - 2008.12	1,350	
	2005년 12월	해외 재무프로세스 통합 지원업무	2008.01 - 2008.12	2,245	
		기 타		71	
	소 계			3,772	
제39기	2007년 4월	이전가격 검토 지원업무	2007.04 - 2007.07	194	
	2006년 12월	세무자문 업무	2007.01 - 2007.12	329	
	2006년 11월	자산계정 정밀검토 지원업무	2006.11 - 2007.01	508	
	2005년 12월	해외 재무프로세스 통합 지원업무	2007.01 - 2007.12	2,436	
		기 타		4	
	소 계			3,471	
제38기	2006년 3월	투자대상회사 자산실사	2006.04 - 2006.05	112	
	2005년 12월	경영프로세스 진단업무	2006.01 - 2006.12	872	
	2005년 12월	해외 재무프로세스 통합 지원업무	2005.12 - 2006.12	1,320	
	2005년 10월	자산계정 정밀검토 지원업무	2005.10 - 2006.01	104	
		기 타		94	
	소 계			2,502	

5. 기타

- 해당사항 없음

V. 이사회 등 회사의 기관 및 계열회사에 관한 사항

1. 이사회 등 회사의 기관의 개요

가. 이사회제도에 관한 사항

(1) 이사회의 구성에 관한 사항

(가) 이사회의 권한 내용

- 이사회는 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 회사 경영의 기본방침 및 업무집행에 관한 중요 사항을 의결한다.
- 이사회는 이사의 직무의 집행을 감독한다.

1. 주주 총회의 소집과 이에 제출할 의안

【법규· 정관상 의무사항】

1) 주주총회의 소집
2) 영업보고서 및 재무제표의 승인
3) 정관의 변경
4) 자본의 감소
5) 회사의 해산, 합병, 회사의 계속
6) 회사의 영업전부 또는 중요한 일부의 양도 및 양수
7) 영업전부의 임대 또는 경영위임, 타인과 영업의 손익 전부를 같이하는 계약 기타 이에 준할 계약의 체결이나 변경 또는 해약
8) 사후설립
9) 이사의 선임 및 해임
10) 주식의 액면미달 발행
11) 이사의 회사에 대한 책임의 면제
12) 주식배당 결정
13) 주식매수선택권의 부여
14) 이사의 보수
15) 주주총회 의장 선임
16) 주주총회 소집권자의 선임

17) 기타 주주총회에 부의할 의안

2. 경영 등에 관한 사항

【표준이사회 규정상 추가사항】

1) 회사경영의 기본 방침의 결정 및 변경

2) 경영계획 및 분기, 반기보고서 승인

3. 재무 등에 관한 사항

【법규· 정관상 의무사항】

1) 준비금의 자본전입

2) 주식발행에 관한 사항

· 신주발행의 결정

· 전환사채, 신주인수권부 사채의 발행

3) 자기주식의 취득, 처분, 소각

4) 내부거래 등의 승인

다음 각호의 경우에 이사회의 승인을 받도록 한다.

가. 독점규제 및 공정거래에 관한 법률상 특수관계인을 상대로 하거나, 동 특수관계인을 위하여 동법 제11조의2의 규정에 따른 대규모 내부거래를 하고자 하는 경우

나. 회사의 최대주주(그의 특수관계인 포함) 및 특수관계인과 상법 제542조의9 제3항 각호에서 규정하는 거래를 하고자 하는 경우. 다만 동조 제5항 제2호에 따라 이사회에서 거래총액을 승인 받은 경우는 그러하지 아니하다.

5) 주식매수선택권의 부여 (이사 제외)

【기타 주요 재무사항】

1) 자본금 10%이상 상당 타법인출자, 처분

2) 자본금 10%이상 상당 해외직접투자

3) 자산재평가 실시

4) 주권 등 액면분할, 병합

5) 중대한 회계처리기준 변경

6) 건별 자본금 10%이상 상당 담보제공 또는 채무보증

- 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.

- 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.

7) 자기 자본 50%이상 상당 금액 차입계약 체결

8) 해외증권시장 주권 상장

9) 투신사 자사주펀드 가입, 중도해지중 중요한 사항

10) 유상증자시 실권주식 처리

11) 자본금 10% 상당 금액 가지급 또는 대여

12) 자본금 10% 상당 금액이상의 증여

4. 이사 및 이사회, 위원회등에 관한 사항

【법규 · 정관상 의무사항】

1) 이사의 경업, 동종업종 타회사 임원의 겸임 및 이사와 회사간의 거래의 승인

2) 이사회 의장의 선임

3) 대표이사의 선정 및 공동 대표의 결정

4) 이사의 직위, 직무의 위촉과 해촉

5) 위원회 설치 및 위원의 선임 및 해임

5. 기 타

1) 이사회 운영 규칙 및 위원회 운영규칙의 개폐

2) 기타 법령 또는 정관에 정하여진 사항, 주주총회에서 위임받은 사항 및 대표이사가 필요하다고 인정하는 사항

(나) 이사후보의 인적사항에 관한 주총 전 공시여부 및 주주의 추천여부

- 이사회에 의한 사내이사 후보 추천 (이윤우, 최지성, 윤주화, 이상훈)
- 사외이사후보 추천위원회에 의한 사외이사 후보 추천 (윤동민, 이재웅, 박오수)
- 경영참고사항 비치,공시('09.2.17)시 이사후보에 대한 인적사항 공시

구 분	이사후보 Profile	비고
	1. 이 윤 우 (李 潤 雨) ○ 생년월일 : 1946. 6. 26 ○ 학력사항 - 1969. 2 : 서울대학교 전자공학과 졸업 ○ 주요약력	

구 분	이사후보 Profile	비고
사내이사	- 1996~2004 : 삼성전자(주) 반도체총괄 대표이사 사장 - 2004~2005 : 삼성전자(주) 대외협력담당 부회장 겸) 삼성종합기술원장 - 2005~2007 : 삼성전자(주) 대외협력담당 부회장 겸) 기술총괄 부회장, 삼성종합기술원 부회장 - 2007~2008 : 삼성전자(주) 대외협력담당 부회장 - 2008~2009 : 삼성전자(주) 대표이사 부회장 - 2009~현 재 : 삼성전자(주) 대표이사 부회장 겸) DS 부문장 ○ 회사와의 최근 3년간의 거래내역 및 최대주주와의 관계 : 없음 ○ 추천인 : 이사회 2. 최 지 성 (崔 志 成) ○ 생년월일 : 1951. 2. 2 ○ 학력사항 - 1977. 8 : 서울대학교 국제경제학과 졸업 ○ 주요약력 - 1996~1998 : 삼성전자(주) 반도체총괄 MEMORY판매사업부장 - 1998~2001 : 삼성전자(주) 디지털미디어총괄 디스플레이 사업부장 - 2001~2003 : 삼성전자(주) 디지털미디어총괄 영상디스플레이사업부장 - 2003~2004 : 삼성전자(주) 디지털미디어총괄 부사장 - 2004~2007 : 삼성전자(주) 디지털미디어총괄 사장 겸) 영상디스플레이 사업부장 겸) 디자인경영센터장 - 2007~2009 : 삼성전자(주) 정보통신총괄 사장 겸) 무선사업부장 겸) 디자인경영센터장 - 2009~현 재 : 삼성전자(주) Digital Media & Communications 부문장 ○ 회사와의 최근 3년간의 거래내역 및 최대주주와의 관계 : 없음 ○ 추천인 : 이사회 3. 윤 주 화 (尹 柱 華) ○ 생년월일 : 1953. 2. 26 ○ 학력사항 - 1979. 2 : 성균관대학교 통계학과 졸업 ○ 주요약력 - 1996~1998 : 삼성전자(주) 경영지원실 경영지원그룹장 - 1998~2004 : 삼성전자(주) 경영지원총괄 경영지원팀장 - 2004~2007 : 삼성전자(주) 경영지원총괄 경영지원팀장 겸) 경영혁신팀장 - 2007~2009 : 삼성전자(주) 경영지원총괄 경영지원팀장 겸) Global ERP T/F장 - 2009~현 재 : 삼성전자(주) 감사팀장	이사회 추천

구 분	이사후보 Profile	비고
	○ 회사와의 최근 3년간의 거래내역 및 최대주주와의 관계 : 없음 ○ 추천인 : 이사회 4. 이 상 훈 (李 相 勳) ○ 생년월일 : 1955. 6. 15 ○ 학력사항 - 1982. 2 : 경북대학교 경제학과 졸업 ○ 주요약력 - 1999~2002 : 삼성전자(주) 북미총괄 경영지원팀장 - 2002~2004 : 삼성전자(주) 해외지원팀 담당임원 겸) 경영인프라T/F長 - 2004~2006 : 삼성 구조조정본부 재무팀 담당임원 - 2006~2007 : 삼성 전략기획실 전략지원팀 담당임원 - 2007~2008 : 삼성 전략기획실 전략지원팀 경영지원2파트장 - 2008~현 재 : 삼성전자(주) 사업지원팀장 ○ 회사와의 최근 3년간의 거래내역 및 최대주주와의 관계 : 없음 ○ 추천인 : 이사회	
사외이사	1. 윤 동 민 (尹 東 旻) ○ 생년월일 : 1945. 4. 4 ○ 학력사항 - 1967 : 서울대학교 법학학사 ○ 주요약력 - 1995~1997 : 대전고등검찰청 차장검사 - 1997~1998 : 법무부 기획관리실 실장 - 1998~1999 : 법무부 보호국 국장 - 1999~현 재 : 김&장 법률사무소 변호사 ○ 회사와의 최근 3년간의 거래내역 및 최대주주와의 관계 : 없음 ○ 추천인 : 사외이사후보 추천위원회 2. 이 재 웅 (李 在 雄) ○ 생년월일 : 1942. 5. 2 ○ 학력사항 - 1966 : 서울대학교 상과대학 졸업 - 1972 : 미국 서던 메소디스트대학원 경제학석사 - 1974 : 미국 서던 메소디스트대학원 경제학박사 ○ 주요약력 - 1994~1998 : 금융통화운영위원회 위원 - 1999~2003 : 성균관대학교 부총장 - 2005~2006 : 한국경제학회 회장 - 1982~2007 : 성균관대학교 경제학부 교수 - 2007~현 재 : 성균관대학교 경제학부 명예교수 ○ 회사와의 최근 3년간의 거래내역 및 최대주주와의 관계 : 없음 ○ 추천인 : 사외이사후보 추천위원회 3. 박 오 수 (朴 吾 銖)	사외이사 후보추천 위원회 추천

구 분	이사후보 Profile	비고
	○ 생년월일 : 1952. 12. 24 ○ 학력사항 - 1975. 2 : 서울대학교 상과대학 경영학사 - 1977. 2 : 서울대학교대학원 경영대학 경영학석사 - 1986. 8 : 미국 Pennsylvania 주립대학교 경영학박사 ○ 주요약력 - 2001~2002 : 서울대학교 기획실장 - 2002~2003 : 한국인사· 조직학회 회장 - 2003~2004 : 리더쉽학회 회장 - 2003~2005 : 서울대학교 경영대학 학장 - 2007~2008 : 한국윤리경영학회 회장 - 1988~현 재 : 서울대학교 경영대학 교수 - 2008~현 재 : 한국경영학회 회장 ○ 회사와의 최근 3년간의 거래내역 및 최대주주와의 관계 : 없음 ○ 추천인 : 사외이사후보 추천위원회	

(다) 사외이사후보추천위원회 설치 및 구성 현황

<table>
<tr><th>성 명</th><th>사외이사 여부</th><th>비 고</th></tr>
<tr><td>이윤우</td><td>×</td><td rowspan="4">- 사외이사 1/2이상
(증권거래법 제191조의 16 제3항의 규정 충족)
- 이윤우 위원 신규 선임('08.7.25)
윤종용 위원 사임('08.5.14)</td></tr>
<tr><td>최도석</td><td>×</td></tr>
<tr><td>정귀호</td><td>○</td></tr>
<tr><td>박오수</td><td>○</td></tr>
</table>

※ 사업보고서 제출일('09.3.31) 현재 사외이사 후보추천위원회는 사내이사 2명(이윤우, 최지성),
사외이사 2명(이재웅, 박오수)으로 구성되어있으며, 사외이사가 1/2이상임
(상법 제542조의 8 제 4항의 규정 충족)

(라) 사외이사 현황

<table>
<tr><th>성 명</th><th>주 요 경 력</th><th>최대주주등과의 이해관계</th><th>대내외 교육 참여현황</th><th>비 고</th></tr>
<tr><td>정귀호</td><td>- 변호사 정귀호 법률사무소(2006~현재)
- 사학분쟁조정위원회 위원장(2007~현재)
- 한국신문윤리위원회 위원장(2007~현재)</td><td>해당없음</td><td rowspan="6">- 주관 : 인사팀
- 교육명
· 경영진 간담회 : (年 2회)
① 상반기
② 하반기
· 사업장 방문 : 해외사업장
· 경영현황 교육</td><td rowspan="2">'09. 3.13 로 임기만료</td></tr>
<tr><td>황재성</td><td>- 김&장 법률사무소 상임고문 (1999~현재)
- 재정경제부 국세심판원 비상임심판관(2000~2002)
- 서울지방 국세청장(1998~1999)</td><td>해당없음</td></tr>
<tr><td>이갑현</td><td>- 한국외환은행 행장 (1999~2000)
- 대한상공회의소 부회장(1999~2000)
- Boston Consulting Group 고문 (2001~2007)</td><td>해당없음</td><td></td></tr>
<tr><td>윤동민</td><td>- 김&장 법률사무소 변호사 (1999~현재)
- 법무부 보호국 국장 (1998~1999)
- 법무부 기획관리실 실장 (1997~1998)</td><td>해당없음</td><td></td></tr>
<tr><td>이재웅</td><td>- 성균관대학교 경제학부 명예교수 (2007~현재)
- 한국경제학회 회장 (2005~2006)
- 성균관대학교 부총장(1999~2003)</td><td>해당없음</td><td></td></tr>
<tr><td>Goran S. Malm</td><td>- Boathouse Ltd. 회장 & CEO (2000~현재)
- Dell Computer Asia Pacific 사장
겸) Dell Computer 수석부사장 (1999~2000)</td><td>해당없음</td><td></td></tr>
</table>

성 명	주 요 경 력	최대주주등과의 이해관계	대내외 교육 참여현황	비 고
	- GE Asia-Pacific 사장 겸) GE 수석부사장 (1997~1999)		① CEO 월례사 : 12회(월 1회) ② IR 실적 : 4회(분기 1회)	
박오수	- 서울대학교 경영대학 교수 (1988~현재) - 한국경영학회 회장 (2008~현재) - 한국윤리경영학회 회장 (2007~2008)	해당없음		

※ 사외이사의 업무지원 조직 : 경영지원팀 (담당자 : 조우일 ☎ 02-2255-7904)

(2) 이사회의 운영에 관한 사항

(가) 이사회 운영규정의 주요내용

1. 목적

이 규정은 이사회의 효율적인 운영을 위하여 필요한 사항을 규정함을 목적으로 한다.

2. 권한

① 이사회는 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 회사경영의 기본방침 및 업무집행에 관한 중요 사항을 의결한다.

② 이사회는 이사의 직무의 집행을 감독한다.

3. 구성

이사회는 이사 전원으로 구성하며, 법령 또는 정관에 의하여 선임된 사외이사를 포함한다.

4. 종류

① 이사회는 정기이사회와 임시이사회로 한다.

② 정기이사회는 매분기 1회 개최를 원칙으로 한다.

③ 임시이사회는 필요에 따라 수시로 개최한다.

5. 이사회의 소집

① 이사회는 의장이 소집하며 의장은 회일을 정하여 늦어도 24시간전에 각 이사에게 문서, 전자문서 또는 구두로써 통지하여야 한다. 다만, 이사전원의 동의가 있을 때에는 소집절차를 생략할 수 있다.

② 각 이사는 업무수행상 필요하다고 인정되는 경우 의안과 그 사유를 밝히어

의장에게 이사회 소집을 요구할 수 있으며, 의장이 정당한 이유없이 이사회 소집을 거절하는 경우에는 이사회의 소집을 요구한 이사가 이사회를 소집할 수 있다. 이때에도 제1항의 규정을 준용한다.

6. 부의사항

① 이사회에 부의할 사항은 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 기타회사업무 집행에 관한 중요사항으로 한다.

② 제1항의 규정에 따라 이사회에 부의할 사항은 다음과 같다.

1. 주주 총회의 소집과 이에 제출할 의안
2. 경영 등에 관한 사항
3. 재무 등에 관한 사항
4. 이사 및 이사회, 위원회등에 관한 사항
5. 기 타

7. 위임

이사회는 이사회의 의결을 거쳐야 할 사항 중 법령 또는 정관에 정하여진 것을 제외하고는 이사회의 결의로써 위원회에 그 결정을 위임할 수 있다.

8. 의사록

① 이사회의 의사진행에 관하여는 의사록을 작성하여야 한다.

② 의사록에는 이사회의 안건 경과요령과 그 결과, 반대하는 자와 그 반대하는 이유를 기재하고, 출석한 이사전원이 기명날인 또는 서명을 한다.

(나) 이사회의 주요활동내역

회 차	개최일자	의 안 내 용	가결여부	비 고
1	'08.01.15	① 제39기 재무제표 및 영업보고서 승인의 건 ② SEA 지급보증의 건	가결 가결	
2	'08.03.04	① 제39기 정기주주총회 소집결정의 건 ② 제39기 정기주주총회 회의 목적사항 결정의 건 - 제1호 : 제39기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건 - 제2호 : 이사 보수한도 승인의 건 ③ 주식예탁증서(DR)의 의결권 수임자 결정의 건 ④ 제39기('07년) 연결재무제표 승인의 건	가결 가결 가결 가결	

회 차	개최일자	의 안 내 용	가결여부	비 고
		⑤ SEA 자본금 증자 참여의 건	가결	
3	'08.04.25	① 제40기 1/4분기 재무제표 및 분기보고서 승인의 건 ② 2008년 경영계획 승인의 건 ③ Sony사와 LCD 8-2라인 합작계약 및 S-LCD(주)와 임대계약 체결 등의 건 ④ 삼성SDS(주)로의 자산매각의 건	가결 가결 가결 가결	
4	'08.07.25	① 제40기 상반기 재무제표, 반기보고서 및 중간배당 승인의 건 ② 삼성SDI(주)와 합작 추진의 건 ③ SEAH 자본금 증자 참여의 건 ④ 기부금 출연의 건 ⑤ 사외이사후보 추천위원회 위원 선임의 건 ⑥ 손해보험 가입의 건 ⑦ 수익증권 거래한도 연장의 건 ※ 보고 1 : 내부회계관리제도 운영실태 보고의 건 보고 2 : 내부회계관리제도 운영실태 평가보고의 건 보고 3 : 주식매수선택권 실효내역 보고	가결 가결 가결 가결 가결 가결 가결	
5	'08.10.24	① 제40기 3/4분기 재무제표 및 분기보고서 승인의 건 ② 투자관련 규정 개정의 건 ③ 삼성생명 퇴직보험료 납부의 건 ④ 특수관계인등과의 거래총액한도 승인의 건 ⑤ 대규모 상품·용역거래 승인의 건	가결 가결 가결 가결 가결	
6	'09. 1.23	① 제40기 재무제표 및 영업보고서 승인의 건 ② 2009년 경영계획 승인의 건 ③ 삼성모바일디스플레이(주)와 임대계약 체결의 건	가결 가결 가결	
7	'09. 2.17	① 제40기 정기주주총회 소집결정의 건 ② 제40기 정기주주총회 회의 목적사항 결정의 건 - 제1호 : 제40기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건 - 제2호 : 이사 선임의 건 · 제2-1호 : 사외이사 선임의 건 · 제2-2호 : 사내이사 선임의 건 · 제2-3호 : 감사위원회 위원 선임의 건 - 제3호 : 이사 보수한도 승인의 건 ③ 제40기('08년) 연결재무제표 승인의 건 ④ 삼성전기(주)와 합작 추진의 건	가결 가결 가결 가결	
8	'09. 3.16	① 대표이사 선임 및 이사 업무위촉의 건 ② '09년 이사회내 위원회 위원 선임의 건 ③ S-LCD(주) 이사 겸직 승인의 건 ④ 공정거래 자율준수관리자 선임의 건 ⑤ 이사회 관련 각종규정 개정의 건 ⑥ 삼성카드(주)와 임대차계약 체결의 건	가결 가결 가결 가결 가결 가결	

(다) 이사회에서의 사외이사의 주요활동내역

회 차	개최일자	사외이사 참석인원	비 고
1	'08. 1.15	7(7)	
2	'08. 3. 4	6(7)	
3	'08. 4.25	7(7)	
4	'08. 7.25	7(7)	
5	'08.10.24	7(7)	
6	'09. 1.23	7(7)	
7	'09. 2.17	7(7)	
8	'09. 3.16	5(5)	

* ( )안은 총사외이사수

(라) 이사회내의 위원회 구성현황

위원회명	구성	성명	설치목적 및 권한사항	비 고
경영위원회	사내이사 2명	이윤우, 최도석	하단 위원회 규정 참조	윤종용 위원 사임 ('08.5.14)
사외이사후보 추천위원회	사외이사 2명 사내이사 2명	정귀호, 박오수 이윤우, 최도석	하단 위원회 규정 참조	윤종용 위원 사임 ('08.5.14) 이윤우 위원 신규 선임('08.7.25)
내부거래위원회	사외이사 3명	황재성, 이갑현, 이재웅	하단 위원회 규정 참조	변동사항 없음

※ 사업보고서 제출일('09. 3.31) 현재 경영위원회는 3명 (이윤우, 최지성, 이상훈) 이며,
사외이사후보추천위원회는 4명(이재웅, 박오수, 이윤우, 최지성) 이며,
내부거래위원회는 3명(이갑현, 이재웅, 박오수)임
※ 감사위원회 구성현황은 Page 119 나. '감사제도에 관한 사항 ' 참조

□ 위원회

① 이사회는 그 결의로 이사회내에 다음 각 호의 위원회를 설치할 수 있다.
가. 경영위원회
나. 감사위원회
다. 사외이사후보 추천위원회
라. 기타 이사회가 필요하다고 인정하는 위원회

② 각 위원회의 권한, 운영등에 관하여는 관계법령에서 다른 정함이 있는 경우를 제외하고는 이사회결의로 정한다.

③ 위원회는 결의된 사항을 각 이사에게 통지하여야 한다. 이 경우 이를 통지받은 각 이사는 통지를 받은 날로부터 2일내에 이사회의 의장에게 이사회의 소집을 요구할 수 있으며, 이사회는 위원회가 결의한 사항을

다시 결의할 수 있다.

④ 이사가 위원회의 결의사항에 대한 통지를 받은 후 제3항에서 정한 기간 내에 이사회의 소집을 요구하지 아니한 경우에는 위원회의 결의는 이사회에서 다시 결의할 수 없다.

⑤ 위원회에 대해서 제8조(이사회 소집), 제9조(결의방법) 및 제15조(의사록)의 규정을 준용한다.

□ 경영위원회

① 이사회는 이사회의 결의로 경영위원회를 설치할 수 있다.

② 경영위원회는 이사회 규정 및 결의에 따라 그 업무를 수행하여야 하며, 그 외 수시로 이사회가 위임한 사항에 관하여 심의하고 결의한다.
경영위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

③ 제②항에 의거 경영위원회에 위임한 사항은 다음과 같다.

1. 경영일반에 관한 사항

1) 회사의 년간 또는 중장기 경영방침 및 전략
2) 주요 경영전략
3) 사업계획· 사업구조 조정 추진
4) 해외 지법인등 거점의 신규진출, 이전 및 철수
5) 해외업체와의 전략적 제휴 등 협력추진
6) 국내외 자회사 매입 또는 매각
7) 기타 주요 경영현황
8) 지점, 공장, 사무소 사업장의 설치 및 이전, 폐지
9) 지배인의 선임 또는 해임
10) 최근사업년도 생산액의 10%이상 생산중단, 폐업
11) 기술도입계약체결 및 기술이전, 제휴
12) 신물질, 신기술관련 특허권 취득, 양수, 양도계약
13) 최근사업년도 매출액의 10%이상 상당 제품수거, 파기
14) 최근사업년도 매출액의 10%이상 상당 단일계약 체결
15) 최근사업년도 매출액의 10%이상 상당 단일판매 대행 또는 공급계약 체결 또는 해지
16) 조직의 운영에 관한 기본원칙
17) 급여체계, 상여 및 후생제도의 기본원칙의 결정 및 변경

18) 명의개서 대리인의 선임, 해임 및 변경
19) 주주명부폐쇄 및 기준일 설정에 관한 사항
20) 업무추진 및 경영상 필요한 세칙의 제정

2. 재무등에 관한 사항
1) 50억원 이상 자본금 10%미만 상당 타법인 출자, 처분
2) 50억원 이상 자본금 10%미만 상당 해외 직접투자
3) 10억원 이상 자본금 10%미만 상당 신규 담보제공 또는 신규 채무보증
(기간 연장은 제외함)
- 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.
- 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.
4) 10억원 이상 자기자본 50%미만 상당 신규 차입계약 체결
(기간 연장은 제외함)
5) 내부거래의 승인
내부거래라 함은 독점규제 및 공정거래에 관한 법률상의 특수관계인을
상대방으로 하거나 특수관계인을 위하여 10억원 이상 100억원 미만 상당의
자금(가지급금, 대여금 등), 유가증권(주식, 회사채 등) 또는 자산
(부동산, 무채재산권 등)을 제공하거나 거래하는 행위
6) 사채발행
7) 신규시설투자
8) 중요한 고정자산 취득, 처분 결정

3. 기타 이사회에서 위임한 사항 또는 이사회의 권한에 속하는 사항 중
이사회 규정에 따라 이사회에 부의할 사항으로 명시된 사항과 다른 위원
회에 위임한 사항을 제외한 일체의 사항

□ 감사위원회
① 이사회는 이사회의 결의로 감사위원회를 설치할 수 있다.
② 감사위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.
※ 세부사항은 'Page 119 나. 감사제도에 관한 사항 ' 참조

□ 사외이사후보 추천위원회

① 이사회는 이사회의 결의로 사외이사후보 추천위원회를 설치할 수 있다.
② 사외이사후보 추천위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

- 설치목적 : 관계법령과 정관 및 이사회규정에 따라 회사의 사외이사 후보를 추천하기 위함.
- 권한사항 : 사외이사를 선임하기 위한 주주총회에 사외이사 후보를 추천함

□ 내부거래위원회
- 설치목적 : 공정거래 자율준수 체제 구축을 통해 회사 경영의 투명성을 일층 제고하기 위함.
- 권한사항
  o 내부거래 보고 청취권
    계열사와의 내부거래 현황에 대해 보고받을 수 있음.
    ※ 100억원 이상 거래는 사전 심의하고, 100억원 미만 거래에 대해서는 중요한 거래에 한하여 사전 심의 및 의결함.
  o 내부거래 직권조사 명령권
  o 내부거래 시정 조치 건의권

(마) 이사회내의 위원회 활동내역

□ 경영위원회

위원회명	개최일자	의안내용	가결여부	사외이사의 성명, 출석률 및 찬반여부
	'08.01.24	① 탕정산업단지內 학교시설용지 매각의 건 ② 투자유가증권 처분의 건	가결 가결	사내이사 3인으로 구성
	'08.01.28	① 신용공여한도 증액의 건 ② 해외법인 지급보증의 건	가결 가결	
	'08.02.04	① HSEN 청산의 건 ② SCT 청산의 건 ③ 해외법인 라인 증설 투자의 건	가결 가결 가결	
	'08.02.25	① LCD 4라인 보완 투자의 건 ② 해외법인 증자 및 시설 투자의 건 ③ 해외법인 시설 투자 및 자회사 설립 추진의 건 ④ 기부금 출연의 건	가결 가결 가결 가결	
	'08.03.10	① 해외법인 증축 및 증설 투자의 건 ② 휴대폰 개발설비 투자의 건	가결 가결	
	'08.03.14	① 반도체 라인 공정 Upgrade 및 보완 투자의 건	가결	

위원회명	개최일자	의안내용	가결여부	사외이사의 성명, 출석률 및 찬반여부
경영 위원회	'08.03.21	① 해외법인 설립의 건 ② LCD 건설 투자의 건 ③ 해외법인 통합 추진의 건 ④ 해외법인 증자의 건	가결 가결 가결 가결	
	'08.04.14	① 해외법인 지급 보증의 건	가결	
	'08.04.28	① 임원배상책임보험 갱신의 건 ② 휴대폰 생산 Capa 증설 투자의 건 ③ 해외법인 증자 및 투자의 건	가결 가결 가결	
	'08.05.26	① 메모리 하반기 공정 Upgrade 및 보완 투자의 건 ② 해외법인 증자 및 증설 투자의 건 ③ 투자유가증권 처분의 건 ④ LCD 해외 모듈라인 증설 투자의 건 ⑤ 기부금 출연의 건	가결 가결 가결 가결 가결	사내이사 2인으로 구성
	'08.06.12	① 해외법인 라인 건설 투자의 건 ② '08년 중간배당 계획에 따른 주주명부 폐쇄의 건	가결 가결	
	'08.06.23	① 투자유가증권 처분의 건 ② 중국 규격시험소 투자의 건	가결 가결	
	'08.07.02	① 기부금 출연의 건	가결	
	'08.07.14	① 해외법인 설립의 건 ② 투자유가증권 처분의 건 ③ 메모리 라인 증설 및 공정 Upgrade의 건 ④ 부동산 매각의 건	가결 가결 가결 가결	
	'08.08.18	① 기술도입 계약 체결의 건 ② 해외법인 설립의 건 ③ 전용기 매각 및 교체 구입의 건 ④ 해외법인 지급 보증의 건 ⑤ 기부금 출연의 건	가결 가결 가결 가결 가결	
	'08.09.29	① 해외법인 설립의 건 ② 해외법인 시설 투자의 건	가결 가결	
	'08.10.20	① 축구단 법인설립의 건 ② 해외법인 지급보증의 건 ③ 본관사업장 서초 신사옥 이전의 건	가결 가결 가결	
	'08.11.3	① 부동산 임대차 계약의 건	가결	
	'08.11.24	① 해외법인 증자의 건 ② 해외법인 지급보증의 건	가결 가결	
	'08.12.22	① 해외법인 지급보증의 건	가결	
	'09.1.5	① 해외법인 증자의 건 ② 특허 계약 체결의 건	가결 가결	
	'09.1.14	① 특허 계약 체결의 건	가결	
	'09.2.11	① 특허 계약 체결의 건 ② 자산 양도의 건	가결	
	'09.3.4	① 특허 계약 체결의 건 ② 해외법인 지급보증의 건	가결 가결	
	'09.3.30	① 특허 계약 체결의 건 ② 특허 계약 체결의 건 ③ 무역금융한도 신규 확보 및 증액의 건 ④ 기부금 출연의 건 ⑤ 기부금 출연의 건 ※ 자산 양도 지연 보고	가결 가결 가결 가결 가결 -	사내이사 3인으로 구성

□ 내부거래위원회

위원회명	개최일자	의안내용	가결여부	사외이사의 성명		
				황재성 (출석률:75%)	이갑현 (출석률:100%)	이재웅 (출석률:100%)
				찬 반 여 부		
내부 거래 위원회	'08.01.14	- '07년 4분기 내부거래현황 및 점검결과 보고	-	-	-	-
	'08.04.24	- 대규모내부거래에 대한 사전 심의 1) Sony사와 LCD 8-2라인 합작계약 및 S-LCD(주)와 임대계약 체결 등의 건 2) 삼성SDS(주)로의 자산매각의 건 - '08년 1분기 내부거래현황 및 점검결과 보고	- -	-	-	-
	'08.07.24	- 대규모내부거래에 대한 사전 심의 1) 삼성SDI(주)와 합작 추진의 건 2) 기부금 출연의 건 3) 손해보험 가입의 건 4) 수익증권 거래한도 연장의 건 - '08년 2분기 내부거래현황 및 점검결과 보고	- -	-	-	-
	'08.10.23	- 대규모내부거래에 대한 사전 심의 1) 삼성생명 퇴직보험료 납부의 건 2) 대규모 상품용역거래 승인의 건 - '08년 3분기 내부거래현황 및 점검결과 보고	- -	(불참)	-	-
	'09. 1.22	- 대규모내부거래에 대한 사전 심의 1) 삼성모바일디스플레이(주)와 임대계약 체결 - '08년 4분기 내부거래현황 및 점검결과 보고	- -	-	-	-
	'09. 2.16.	- 대규모내부거래에 대한 사전 심의 1) 삼성전기(주)와 합작 추진의 건	-	-	-	-
	'09. 3.13	- 대규모내부거래에 대한 사전 심의 1) 삼성카드(주)와의 임대차계약 체결의 건	-	(불참)	-	-

※ 출석률은 '08년도 기준임.

□ 사외이사후보추천위원회

- 당기 개최실적 없음

- 결산일이후 개최실적

위원회명	개최일자	의안내용	가결여부	사외이사의 성명		
				정귀호 (출석률:100%)	박오수 (출석률:100%)	이재웅 (출석률:100%)
				찬 반 여 부		
사외이사	'09. 1.23	사외이사후보 확정일자 결정의 건 ※ 주요내용 : 사외이사후보 확정일자 결정 ('09. 2. 17)	가결	찬성	찬성	해당사항 없음
	'09. 2.17	사외이사후보 추천의 건 ※ 주요내용 : 사외이사후보 확정 (윤동민,이재웅,박오수)	가결	찬성	찬성	

위원회명	개최일자	의안내용	가결여부	사외이사의 성명		
				정귀호 (출석률:100%)	박오수 (출석률:100%)	이재웅 (출석률:100%)
				찬 반 여 부		
	'09. 3.16	사외이사후보 추천위원회 위원장 선임의 건 ※ 주요내용 : 위원장 이재웅	가결	해당사항 없음	찬성	찬성

나. 감사제도에 관한 사항

(1) 감사기구 관련 사항

(가) 감사위원회(감사) 설치여부, 구성방법 등

- 감사위원회 규정

  이 규정은 관련법령 및 정관에 따라 감사위원회의 구성,

  운영 및 권한· 책임 등에 필요한 사항을 정함을 목적으로 한다.

- 감사위원회 구성방법

  · 위원회는 3인의 이사로 구성한다.

  단, 위원 총수의 3분의 2 이상을 사외이사로 구성한다.

  · 위원장은 감사위원회의 결의로 선임하며, 위원장이 위원회의

  의장이 된다.

  · 위원에 대한 해임권한은 주주총회에 있으며, 주주총회는 해임, 임기만료

  또는 일신상의 이유 등으로 위원회에 결원이 생길 경우 관련 법령이

  정하는 바에 따라 충원한다.

(나) 감사위원회(감사)의 감사업무에 필요한 경영정보접근을 위한 내부장치 마련 여부

① 업무감사권

위원회는 이사회 및 대표이사 등이 회사업무 전반에 걸쳐 행한 업무

진행 전반을 감사할 수 있다.

② 영업보고 요구권 및 업무재산 조사권

위원회는 언제든지 이사 및 직원에 대해 영업에 관한 보고를 요구

하거나 회사의 업무와 재산상태를 조사할 수 있다.

③ 이사보고의 수령권

이사는 회사에 현저한 손해를 미칠 염려가 있는 사실을 발견한 때에

즉시 위원회에 이를 보고해야 한다.

④ 자회사에 대한 조사권

위원회는 그 직무를 수행하기 위하여 필요한 때에는 자회사에 대하여 영업의 보고를 요구할 수 있으며 자회사가 지체없이 보고하지 않을시 또는 그 보고의 내용을 확인할 필요가 있을 때는 자회사의 업무와 재산상태를 조사할 수 있다.

⑤ 이사의 위법행위 留止 청구권

이사가 법령 또는 정관에 위반한 행위를 하여 이로 인하여 회사에 회복할 수 없는 손해가 생길 염려가 있는 경우에는 회사를 위하여 이사에 대하여 그 행위를 留止할 것을 청구할 수 있다.

⑥ 각종의 소권

위원회는 총회결의 취소, 신주발행 무효, 감자 무효 등의 訴를 제기 할 수 있으며, 이 때에는 담보제공 의무가 면제된다.

⑦ 주주총회 소집청구권

위원회는 회의의 목적사항과 소집의 이유를 기재한 서면을 이사회에 제출하여 임시총회의 소집을 청구할 수 있다.

⑧ 감사위원회는 회사의 비용으로 전문가의 조력을 구할 수 있다.

⑨ 외부감사인 후보자 추천에 관한 권한

⑩ 기타 법령, 정관 및 이사회 결의에 의하여 감사위원회에 부여된 사항에 관한 권한

(다) 감사위원회(감사)의 인적사항

성 명	주 요 경 력	비 고
황재성	- 김&장 법률사무소 상임고문 (1999~현재) - 재정경제부 국세심판원 비상임심판관(2000~2002) - 서울지방 국세청장(1998~1999)	사외이사
이갑현	- 한국외환은행 행장 (1999~2000) - 대한상공회의소 부회장(1999~2000) - Boston Consulting Group 고문 (2001~2007)	사외이사
이재웅	- 성균관대학교 경제학부 명예교수 (2007~현재) - 한국경제학회 회장 (2005~2006) - 성균관대학교 부총장(1999~2003)	사외이사

※ 황재성 이사는 3/13로 임기만료, 박오수 이사는 3/13 주주총회에서 감사위원으로 선임됨

(2) 감사위원회(감사)의 주요활동내역

<table>
<tr><th rowspan="3">위원회명</th><th rowspan="3">개최일자</th><th rowspan="3">의안내용</th><th rowspan="3">가결여부</th><th colspan="4">사외이사의 성명</th></tr>
<tr><th>황재성
(출석률:86%)</th><th>이갑현
(출석률:100%)</th><th>이재웅
(출석률:100%)</th><th>박오수
(출석률:100%)</th></tr>
<tr><th colspan="4">찬 반 여 부</th></tr>
<tr><td rowspan="11">감사
위원회</td><td>'08.01.14</td><td>- 제39기 재무제표 및 영업보고서 보고
- '07年 내부회계관리제도 운영실태 보고
- '07년 4/4분기 비감사업무 수행 검토 보고
- 외부감사인 선임계획 보고
- '07년 감사실적 및 '08년 감사 운영방향 보고</td><td>-</td><td>-</td><td>-</td><td>-</td><td rowspan="10">해당사항
없음</td></tr>
<tr><td>'08.01.31</td><td>- 외부감사인 선임 심의 및 승인</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td>'08.03.03</td><td>- 제39기 연결재무제표 보고의 건</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'08.03.04</td><td>- 제39기 주주총회 부의안건 검토
- '07년 내부감시장치 가동현황 평가</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'08.04.24</td><td>- 제40기 1/4분기 재무제표 및 분기보고서 보고
- '08년 1/4분기 비감사업무 수행 검토 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'08.07.24</td><td>- 제40기 상반기 재무제표 및 반기보고서 보고
- '08년 상반기 내부회계관리제도 운영실태 보고
- '08년 2/4분기 비감사업무 수행 검토 보고
- '08년 상반기 감사실적 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'08.10.23</td><td>- 제 40기 3/4분기 재무제표 및 분기보고서 보고
- '08년 3/4분기 비감사업무 수행 검토 보고</td><td>-</td><td>(불참)</td><td>-</td><td>-</td></tr>
<tr><td>'09. 1.22</td><td>- 제 40기 재무제표 및 영업보고서 보고
- '08년 내부관리회계제도 운영실태 보고
- '08년 4/4분기 비감사업무 수행 검토 보고
- '08년 감사실적 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'09. 2.16</td><td>- 제 40기 연결재무제표 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'09. 2.17</td><td>- 제 40기 정기주주총회 부의안건 검토
- '08년 내부감시장치 가동현황 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'09. 3.13</td><td>- 감사위원회 위원장 선임의 건
- 내부회계관리규정 개정의 건</td><td>가결
-</td><td>해당사항
없음</td><td>찬성
-</td><td>찬성
-</td><td>찬성
-</td></tr>
</table>

다. 주주의 의결권행사에 관한 사항

(1) 집중투표제의 채택여부

- 해당사항 없음

(2) 서면투표제 또는 전자투표제의 채택여부

- 해당사항 없음

(3) 소수주주권의 행사여부

- 해당사항 없음

라. 임원의 보수 등

(1) 이사(사외이사 포함) 및 감사위원회 위원(감사)의 보수현황

(단위 : 억원)

구 분	지급 총액	주총승인 금액	1인당 평균 지급액	주식매수선택권의 공정가치 총액	비 중	비 고
사내이사	281	350	47	100	36%	
사외이사	4		0.6	-	-	감사위원회 위원 포함

※ 지급총액은 실지급기준으로 충당성 인건비 제외 기준이며,주식매수선택권의 공정가치 총액은 반영되어 있지 않음.
※ 사내이사 지급총액 및 1인당 평균지급액은 '08.12.31이전에 사임(3人) 및 임기만료(1人)된 이사들의 재직월까지의 지급분 포함 금액임.
※ 주식매수선택권의 공정가치 총액
= (각 회차별 부여받은 주식매수선택권중 잔여수량 X 각 회차별 주식매수선택권의 가치)의 합계액
· 주식매수선택권의 가치는 공정가액접근법을 사용하여 산정되었고, 주요가정은 제39기 감사보고서의 주석 20 참조.
※ 회사는 주식매수선택권 부여로 인하여 인식할 비용(보상비용)을 모두 반영하였으며, 향후 비용으로 인식할 금액은 없음.

(2) 주식매수선택권 부여 · 행사현황

[2008년 12월 31일 현재]

(단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
윤종용	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	60,000	5,226	34,774	'03.3.17~'10.3.16	272,700	451,000
이학수	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	-	5,226	94,774	'03.3.17~'10.3.16	272,700	451,000
이윤우	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	66,341	3,659	-	'03.3.17~'10.3.16	272,700	451,000
진대제	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	66,341	3,659	-	'03.3.17~'10.3.16	272,700	451,000
이기태	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	-	2,612	47,388	'03.3.17~'10.3.16	272,700	451,000
이상완	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,388	2,612	-	'03.3.17~'10.3.16	272,700	451,000
임형규	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,388	2,612	-	'03.3.17~'10.3.16	272,700	451,000
황창규	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	23,000	2,612	24,388	'03.3.17~'10.3.16	272,700	451,000
최도석	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,883	2,117	-	'03.3.17~'10.3.16	272,700	451,000
김인주	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	-	2,612	47,388	'03.3.17~'10.3.16	272,700	451,000
한용외	등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	25,000	2,090	12,910	'03.3.17~'10.3.16	272,700	451,000
이상현	등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	37,900	2,090	10	'03.3.17~'10.3.16	272,700	451,000
강병직	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	1,000	521	8,479	'03.3.17~'10.3.16	272,700	451,000
강호문	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	-	'03.3.17~'10.3.16	272,700	451,000
권오현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	-	783	14,217	'03.3.17~'10.3.16	272,700	451,000
김성권	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	-	15,000	-	'03.3.17~'10.3.16	272,700	451,000
김영기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	4,400	521	5,079	'03.3.17~'10.3.16	272,700	451,000
김인수	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	5,000	521	4,479	'03.3.17~'10.3.16	272,700	451,000
김재욱	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	-	1,044	18,956	'03.3.17~'10.3.16	272,700	451,000
김 준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
김철교	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	'03.3.17~'10.3.16	272,700	451,000
김치우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,644	356	-	'03.3.17~'10.3.16	272,700	451,000
나영배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,471	529	-	'03.3.17~'10.3.16	272,700	451,000
노인식	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	-	783	14,217	'03.3.17~'10.3.16	272,700	451,000
노형래	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	7,100	521	2,379	'03.3.17~'10.3.16	272,700	451,000
류병일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
맹윤재	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
박노병	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	451,000
박상호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
박재중	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
박종우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	3,000	521	6,479	'03.3.17~'10.3.16	272,700	451,000
박형건	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	400	521	9,079	'03.3.17~'10.3.16	272,700	451,000
방인배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
서광벽	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
서양석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	'03.3.17~'10.3.16	272,700	451,000
성인희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	100	260	4,640	'03.3.17~'10.3.16	272,700	451,000
송동일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,632	368	-	'03.3.17~'10.3.16	272,700	451,000
송지오	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700	451,000
신만용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
신윤승	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
안주환	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
유인경	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
윤석열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	3,700	260	1,040	'03.3.17~'10.3.16	272,700	451,000
윤석호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	451,000
윤주화	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	200	521	9,279	'03.3.17~'10.3.16	272,700	451,000
이기원	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
이기홍	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	3,000	521	6,479	'03.3.17~'10.3.16	272,700	451,000
이문용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	19,147	853	-	'03.3.17~'10.3.16	272,700	451,000
이석한	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,000	193	807	'03.3.17~'10.3.16	272,700	451,000
이성규	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	10,000	-	'03.3.17~'10.3.16	272,700	451,000
이성주	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	-	'03.3.17~'10.3.16	272,700	451,000
이순동	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	-	'03.3.17~'10.3.16	272,700	451,000
이우희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	30,000	-	'03.3.17~'10.3.16	272,700	451,000
이원성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	6,700	521	2,779	'03.3.17~'10.3.16	272,700	451,000
이중용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	2,000	521	7,479	'03.3.17~'10.3.16	272,700	451,000
이지섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	3,100	521	6,379	'03.3.17~'10.3.16	272,700	451,000
이창렬	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	1,566	28,434	'03.3.17~'10.3.16	272,700	451,000
이충전	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,217	783	-	'03.3.17~'10.3.16	272,700	451,000
이현봉	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
장원기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	2,500	521	6,979	'03.3.17~'10.3.16	272,700	451,000
장창덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
정유성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	700	260	4,040	'03.3.17~'10.3.16	272,700	451,000
정현량	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	451,000
조병덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
조수인	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	451,000
조원국	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700	451,000
지대섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	3,000	521	6,479	'03.3.17~'10.3.16	272,700	451,000
천경준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,988	1,012	-	'03.3.17~'10.3.16	272,700	451,000
최광해	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	-	783	14,217	'03.3.17~'10.3.16	272,700	451,000
최외홍	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	2,100	521	7,379	'03.3.17~'10.3.16	272,700	451,000
최주현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	5,000	521	4,479	'03.3.17~'10.3.16	272,700	451,000
최지성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	10,000	1,566	18,434	'03.3.17~'10.3.16	272,700	451,000
최진균	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
허기열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
현광석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700	451,000
황인섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700	451,000
합 계	-	-	-	-	1,500,000	849,745	128,540	521,715	-	-	-

[미행사 주식매수선택권의 가중평균행사가격 : 320,412원]
* 가중평균 행사가격 = (회차별 미행사주식수 X 회차별 행사금액)의 합계액 ÷ 미행사주식의 총수

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '08.12.31일 종가임, '관계'는 부여일 기준임.

[2008년 12월 31일 현재]　(단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
윤종용	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	94,774	5,226	-	'04.3.10~'11.3.9	197,100	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
이학수	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	-	5,226	94,774	'04.3.10~'11.3.9	197,100	451,000
이윤우	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	10,000	3,659	56,341	'04.3.10~'11.3.9	197,100	451,000
진대제	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	-	70,000	-	'04.3.10~'11.3.9	197,100	451,000
최도석	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	11,500	2,612	35,888	'04.3.10~'11.3.9	197,100	451,000
김인주	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	-	2,612	47,388	'04.3.10~'11.3.9	197,100	451,000
강병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
강병직	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	3,200	521	6,279	'04.3.10~'11.3.9	197,100	451,000
강병창	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,000	241	1,759	'04.3.10~'11.3.9	197,100	451,000
강승각	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.10~'11.3.9	197,100	451,000
강호문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	30,000	-	'04.3.10~'11.3.9	197,100	451,000
고병천	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
고영범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.10~'11.3.9	197,100	451,000
공정택	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,400	260	3,340	'04.3.10~'11.3.9	197,100	451,000
곽병원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
권기섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,100	311	3,589	'04.3.10~'11.3.9	197,100	451,000
권오현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	11,100	783	3,117	'04.3.10~'11.3.9	197,100	451,000
권태종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
권희민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	451,000
길영준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	451,000
김 준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	451,000
김경태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,708	292	-	'04.3.10~'11.3.9	197,100	451,000
김광진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	451,000
김광태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,700	311	3,989	'04.3.10~'11.3.9	197,100	451,000
김광현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,800	260	940	'04.3.10~'11.3.9	197,100	451,000
김광호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,300	521	4,179	'04.3.10~'11.3.9	197,100	451,000
김기남	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	7,000	783	7,217	'04.3.10~'11.3.9	197,100	451,000
김기호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,822	178	-	'04.3.10~'11.3.9	197,100	451,000
김남윤	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100	451,000
김동균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	451,000
김동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,100	311	1,589	'04.3.10~'11.3.9	197,100	451,000
김명국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
김문걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100	451,000
김봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	451,000
김상룡	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,778	222	-	'04.3.10~'11.3.9	197,100	451,000
김상수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	4,800	521	4,679	'04.3.10~'11.3.9	197,100	451,000
김성권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	15,000	-	'04.3.10~'11.3.9	197,100	451,000
김성식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,200	311	2,489	'04.3.10~'11.3.9	197,100	451,000
김영기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
김영주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	451,000
김영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.10~'11.3.9	197,100	451,000
김영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
김용민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,567	433	-	'04.3.10~'11.3.9	197,100	451,000
김용철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100	451,000
김용쾌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
김용호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~'11.3.9	197,100	451,000
김운섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	3,400	521	6,079	'04.3.10~'11.3.9	197,100	451,000
김윤수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100	451,000
김은미	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,746	254	-	'04.3.10~'11.3.9	197,100	451,000
김인수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	500	521	8,979	'04.3.10~'11.3.9	197,100	451,000
김일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
김일웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,507	493	-	'04.3.10~'11.3.9	197,100	451,000
김재범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,702	298	-	'04.3.10~'11.3.9	197,100	451,000
김재욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	-	1,044	18,956	'04.3.10~'11.3.9	197,100	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
김정인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100	451,000
김창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,300	311	2,389	'04.3.10~'11.3.9	197,100	451,000
김천수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100	451,000
김철교	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
김철진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,800	311	3,889	'04.3.10~'11.3.9	197,100	451,000
김치우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100	451,000
김태일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,726	274	-	'04.3.10~'11.3.9	197,100	451,000
김태학	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100	451,000
김필영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	451,000
김행우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
김헌수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
김현덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100	451,000
김형걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,100	311	1,589	'04.3.10~'11.3.9	197,100	451,000
김형문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
나영배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100	451,000
남궁기운	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~'11.3.9	197,100	451,000
남성우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	600	260	4,140	'04.3.10~'11.3.9	197,100	451,000
노인식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	7,000	783	7,217	'04.3.10~'11.3.9	197,100	451,000
노태기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,000	311	689	'04.3.10~'11.3.9	197,100	451,000
노형래	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,494	506	-	'04.3.10~'11.3.9	197,100	451,000
류병일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100	451,000
맹윤재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	451,000
문주태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,600	260	2,140	'04.3.10~'11.3.9	197,100	451,000
문태원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,000	260	1,740	'04.3.10~'11.3.9	197,100	451,000
민동욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
박광면	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
박근환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
박노경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
박상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
박상일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,200	364	1,436	'04.3.10~'11.3.9	197,100	451,000
박상진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,000	521	4,479	'04.3.10~'11.3.9	197,100	451,000
박상호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100	451,000
박신흥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	451,000
박용진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,900	260	840	'04.3.10~'11.3.9	197,100	451,000
박재중	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100	451,000
박종암	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	451,000
박종우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	200	783	14,017	'04.3.10~'11.3.9	197,100	451,000
박종욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.10~'11.3.9	197,100	451,000
박종한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	451,000
박현기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100	451,000
박형건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	4,300	521	5,179	'04.3.10~'11.3.9	197,100	451,000
박효정	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	3,500	364	3,136	'04.3.10~'11.3.9	197,100	451,000
방인배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
방정호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,500	260	3,240	'04.3.10~'11.3.9	197,100	451,000
배병률	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,800	311	2,889	'04.3.10~'11.3.9	197,100	451,000
백봉주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,700	364	936	'04.3.10~'11.3.9	197,100	451,000
백승웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.10~'11.3.9	197,100	451,000
변정우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
변현근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	451,000
서강덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
서광벽	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
서병문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100	451,000
서양석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
서형원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
석준형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,400	364	1,236	'04.3.10~'11.3.9	197,100	451,000
성인희	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,800	311	3,889	'04.3.10~'11.3.9	197,100	451,000
송동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
송지오	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	451,000
신균섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
신동호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,700	311	3,989	'04.3.10~'11.3.9	197,100	451,000
신만용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
신윤승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100	451,000
신종균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
심수철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.10~'11.3.9	197,100	451,000
심창섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,800	311	889	'04.3.10~'11.3.9	197,100	451,000
안병연	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100	451,000
안승준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,200	311	4,489	'04.3.10~'11.3.9	197,100	451,000
안일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,500	260	240	'04.3.10~'11.3.9	197,100	451,000
안정삼	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,600	260	1,140	'04.3.10~'11.3.9	197,100	451,000
안주환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	451,000
양재호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	451,000
예광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,300	212	488	'04.3.10~'11.3.9	197,100	451,000
오세영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,300	311	389	'04.3.10~'11.3.9	197,100	451,000
오세용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
오영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,700	311	989	'04.3.10~'11.3.9	197,100	451,000
오영환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	2,500	2,371	129	-	'04.3.10~'11.3.9	197,100	451,000
오장환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,100	260	1,640	'04.3.10~'11.3.9	197,100	451,000
유두영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	451,000
유병률	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
유영목	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	451,000
유인경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,574	426	-	'04.3.10~'11.3.9	197,100	451,000
윤부근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,100	311	2,589	'04.3.10~'11.3.9	197,100	451,000
윤석열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,700	260	3,040	'04.3.10~'11.3.9	197,100	451,000
윤석호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	451,000
윤정구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
윤주화	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	10,200	783	4,017	'04.3.10~'11.3.9	197,100	451,000
이강석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100	451,000
이경훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.10~'11.3.9	197,100	451,000
이관수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
이광성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	273	3,727	'04.3.10~'11.3.9	197,100	451,000
이근면	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,300	260	2,440	'04.3.10~'11.3.9	197,100	451,000
이기순	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,300	260	2,440	'04.3.10~'11.3.9	197,100	451,000
이기원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.10~'11.3.9	197,100	451,000
이기태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	47,388	2,612	-	'04.3.10~'11.3.9	197,100	451,000
이기홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,574	426	-	'04.3.10~'11.3.9	197,100	451,000
이동헌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
이문용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	18,956	1,044	-	'04.3.10~'11.3.9	197,100	451,000
이병우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
이병철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,700	311	989	'04.3.10~'11.3.9	197,100	451,000
이봉우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	451,000
이상렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
이상열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.10~'11.3.9	197,100	451,000
이상완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	-	2,612	47,388	'04.3.10~'11.3.9	197,100	451,000
이상인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~'11.3.9	197,100	451,000
이상현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	20,000	2,090	17,910	'04.3.10~'11.3.9	197,100	451,000
이석한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
이선종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	1,400	521	8,079	'04.3.10~'11.3.9	197,100	451,000
이성규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100	451,000
이성주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100	451,000
이순동	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100	451,000
이승원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
이영하	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
이원성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	2,200	364	4,436	'04.3.10~'11.3.9	197,100	451,000
이원식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
이장재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,100	311	1,589	'04.3.10~'11.3.9	197,100	451,000
이재국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,300	311	389	'04.3.10~'11.3.9	197,100	451,000
이재원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
이재율	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,200	250	550	'04.3.10~'11.3.9	197,100	451,000
이종해	미등기임원	2001년 03월 10일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	451,000
이종혁	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
이중용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
이지섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
이창건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
이창렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	30,000	-	'04.3.10~'11.3.9	197,100	451,000
이창우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	451,000
이철우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
이철환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
이충전	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100	451,000
이학수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	1,200	364	5,436	'04.3.10~'11.3.9	197,100	451,000
이한구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
이현봉	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100	451,000
임순권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,300	260	440	'04.3.10~'11.3.9	197,100	451,000
임종현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100	451,000
임현문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	451,000
임형규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	7,300	2,612	40,088	'04.3.10~'11.3.9	197,100	451,000
장병조	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,200	521	279	'04.3.10~'11.3.9	197,100	451,000
장원기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
장일형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,480	520	-	'04.3.10~'11.3.9	197,100	451,000
장정식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
장창덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	100	364	6,536	'04.3.10~'11.3.9	197,100	451,000
장형옥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
장호승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
전동수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	2,900	521	6,579	'04.3.10~'11.3.9	197,100	451,000
전병복	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100	451,000
전상문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100	451,000
전영현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,000	260	1,740	'04.3.10~'11.3.9	197,100	451,000
정경섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,732	268	-	'04.3.10~'11.3.9	197,100	451,000
정국현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,200	476	324	'04.3.10~'11.3.9	197,100	451,000
정봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	7,400	783	6,817	'04.3.10~'11.3.9	197,100	451,000
정상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	451,000
정용우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,400	260	1,340	'04.3.10~'11.3.9	197,100	451,000
정유성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
정의용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	451,000
정인철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
정칠희	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
정태성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,797	203	-	'04.3.10~'11.3.9	197,100	451,000
정해진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100	451,000
정현량	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	451,000
정형웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,500	283	2,217	'04.3.10~'11.3.9	197,100	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
정 활	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,600	364	36	'04.3.10~'11.3.9	197,100	451,000
조동식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,708	292	-	'04.3.10~'11.3.9	197,100	451,000
조병덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
조병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,674	326	-	'04.3.10~'11.3.9	197,100	451,000
조상석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	-	7,000	-	'04.3.10~'11.3.9	197,100	451,000
조성림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.10~'11.3.9	197,100	451,000
조성현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	1,400	521	8,079	'04.3.10~'11.3.9	197,100	451,000
조수인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	4,000	783	10,217	'04.3.10~'11.3.9	197,100	451,000
조원국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
조창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
조홍식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,400	203	397	'04.3.10~'11.3.9	197,100	451,000
주우식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
지대섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	451,000
지영만	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
천경준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100	451,000
최광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	451,000
최도환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100	451,000
최문경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,765	235	-	'04.3.10~'11.3.9	197,100	451,000
최병석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100	451,000
최생림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	451,000
최외홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100	451,000
최윤호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
최주현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	4,200	783	10,017	'04.3.10~'11.3.9	197,100	451,000
최지성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100	451,000
최진균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
최진석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100	451,000
최창수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
최창식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	600	311	5,089	'04.3.10~'11.3.9	197,100	451,000
한용외	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	37,910	2,090	-	'04.3.10~'11.3.9	197,100	451,000
허기열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100	451,000
허영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
현광석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
홍석우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	451,000
홍성표	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	451,000
홍순호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	451,000
홍창완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,200	260	1,540	'04.3.10~'11.3.9	197,100	451,000
황인섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100	451,000
황창규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	100	2,612	47,288	'04.3.10~'11.3.9	197,100	451,000
강기상외 308명	직원	2001년 03월 09일	자기주식 교부	보통주	445,000	323,906	40,540	80,554	'04.3.10~'11.3.9	197,100	451,000
합 계					3,099,500	1,779,917	393,768	925,815			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '08.12.31일 종가임, '관계'는 부여일 기준임

[2008년 12월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강병우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	451,000
강영기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	451,000
강태융	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	451,000
고대윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.1~'12.2.29	329,200	451,000
고동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,500	260	2,240	'04.3.1~'12.2.29	329,200	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
고성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,700	181	1,619	'04.3.1~'12.2.29	329,200	451,000
고양진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	451,000
고태일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~'12.2.29	329,200	451,000
구자현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	200	234	4,066	'04.3.1~'12.2.29	329,200	451,000
권중열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	451,000
권혁국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,347	153	-	'04.3.1~'12.2.29	329,200	451,000
김관순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	451,000
김광수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~'12.2.29	329,200	451,000
김동기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,800	181	519	'04.3.1~'12.2.29	329,200	451,000
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	400	181	2,919	'04.3.1~'12.2.29	329,200	451,000
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	451,000
김봉균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	451,000
김상항	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	1,100	521	8,379	'04.3.1~'12.2.29	329,200	451,000
김상현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	451,000
김성열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	451,000
김수봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,731	269	-	'04.3.1~'12.2.29	329,200	451,000
김양규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,200	260	2,540	'04.3.1~'12.2.29	329,200	451,000
김영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	451,000
김영식	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	451,000
김영윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,500	521	5,979	'04.3.1~'12.2.29	329,200	451,000
김영조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	11,200	783	3,017	'04.3.1~'12.2.29	329,200	451,000
김영태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	451,000
김영환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	451,000
김윤근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.1~'12.2.29	329,200	451,000
김재권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200	451,000
김재명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	451,000
김재우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,500	181	1,819	'04.3.1~'12.2.29	329,200	451,000
김재현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	451,000
김재휘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	451,000
김정한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	400	364	6,236	'04.3.1~'12.2.29	329,200	451,000
김종산	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200	451,000
김종중	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	800	311	4,889	'04.3.1~'12.2.29	329,200	451,000
김종호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	451,000
김준경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,200	260	3,540	'04.3.1~'12.2.29	329,200	451,000
김지승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	-	'04.3.1~'12.2.29	329,200	451,000
김진태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	451,000
김진한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	451,000
김창근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	-	'04.3.1~'12.2.29	329,200	451,000
김철호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	451,000
김태호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	451,000
김택희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~'12.2.29	329,200	451,000
김한주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	500	783	13,717	'04.3.1~'12.2.29	329,200	451,000
김헌성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	1,800	234	2,466	'04.3.1~'12.2.29	329,200	451,000
남병규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,400	260	3,340	'04.3.1~'12.2.29	329,200	451,000
남상권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,200	521	7,279	'04.3.1~'12.2.29	329,200	451,000
노광춘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,600	181	1,719	'04.3.1~'12.2.29	329,200	451,000
노기학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	451,000
노원기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	451,000
도인록	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	451,000
류선호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	451,000
박경정	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	451,000
박내성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,300	260	1,440	'04.3.1~'12.2.29	329,200	451,000
박동건	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,200	260	2,540	'04.3.1~'12.2.29	329,200	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
박두의	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	900	260	3,840	'04.3.1~12.2.29	329,200	451,000
박명경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200	451,000
박상범	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	400	260	4,340	'04.3.1~12.2.29	329,200	451,000
박상탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200	451,000
박성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200	451,000
박영순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200	451,000
박용환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.1~12.2.29	329,200	451,000
박유근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,600	156	1,744	'04.3.1~12.2.29	329,200	451,000
박재욱	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,640	360	-	'04.3.1~12.2.29	329,200	451,000
박전만	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~12.2.29	329,200	451,000
박제승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.1~12.2.29	329,200	451,000
박종원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.1~12.2.29	329,200	451,000
박종환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200	451,000
박주경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200	451,000
박희균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	4,800	521	4,679	'04.3.1~12.2.29	329,200	451,000
박희덕	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~12.2.29	329,200	451,000
배경태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,000	181	319	'04.3.1~12.2.29	329,200	451,000
배승한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.1~12.2.29	329,200	451,000
배창섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~12.2.29	329,200	451,000
백남육	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,357	143	-	'04.3.1~12.2.29	329,200	451,000
변동권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	3,500	292	2,208	'04.3.1~12.2.29	329,200	451,000
변재봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200	451,000
서동일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~12.2.29	329,200	451,000
서병삼	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	600	260	4,140	'04.3.1~12.2.29	329,200	451,000
손대일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~12.2.29	329,200	451,000
손일헌	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	5,300	364	1,336	'04.3.1~12.2.29	329,200	451,000
손정민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200	451,000
손호인	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,400	258	342	'04.3.1~12.2.29	329,200	451,000
송백규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,200	181	1,119	'04.3.1~12.2.29	329,200	451,000
신명훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	1,300	311	4,389	'04.3.1~12.2.29	329,200	451,000
신상흥	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,400	521	4,079	'04.3.1~12.2.29	329,200	451,000
신정수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200	451,000
심성우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.1~12.2.29	329,200	451,000
안재근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~12.2.29	329,200	451,000
양해경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.1~12.2.29	329,200	451,000
어길수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	400	260	4,340	'04.3.1~12.2.29	329,200	451,000
엄대현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.1~12.2.29	329,200	451,000
오경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,100	181	2,219	'04.3.1~12.2.29	329,200	451,000
오동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	24,000	1,566	4,434	'04.3.1~12.2.29	329,200	451,000
오상경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~12.2.29	329,200	451,000
오석하	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	1,500	521	7,979	'04.3.1~12.2.29	329,200	451,000
오용섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200	451,000
옥경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,900	181	419	'04.3.1~12.2.29	329,200	451,000
옥치국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200	451,000
원기찬	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,700	260	3,040	'04.3.1~12.2.29	329,200	451,000
유수경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,300	181	1,019	'04.3.1~12.2.29	329,200	451,000
유인경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200	451,000
유제일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~12.2.29	329,200	451,000
윤승철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	900	181	2,419	'04.3.1~12.2.29	329,200	451,000
윤용암	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.1~12.2.29	329,200	451,000
윤지홍	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.1~12.2.29	329,200	451,000
윤창현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~12.2.29	329,200	451,000
이강훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
이경표	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,600	181	719	'04.3.1~'12.2.29	329,200	451,000
이규동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	3,000	234	1,266	'04.3.1~'12.2.29	329,200	451,000
이돈주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	700	311	4,989	'04.3.1~'12.2.29	329,200	451,000
이박준	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	451,000
이배원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	300	181	3,019	'04.3.1~'12.2.29	329,200	451,000
이상배	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	-	1,566	28,434	'04.3.1~'12.2.29	329,200	451,000
이상석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~'12.2.29	329,200	451,000
이상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	451,000
이석명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	451,000
이선용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	451,000
이승구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	451,000
이승환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	4,300	783	9,917	'04.3.1~'12.2.29	329,200	451,000
이용희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,400	181	919	'04.3.1~'12.2.29	329,200	451,000
이우석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	451,000
이윤태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	451,000
이진석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,800	181	1,519	'04.3.1~'12.2.29	329,200	451,000
이철희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	451,000
이태직	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	451,000
이택근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,300	181	1,019	'04.3.1~'12.2.29	329,200	451,000
이현동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	500	521	8,979	'04.3.1~'12.2.29	329,200	451,000
이호영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	451,000
이효종	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	451,000
임창빈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	451,000
임창수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,000	181	2,319	'04.3.1~'12.2.29	329,200	451,000
장규석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~'12.2.29	329,200	451,000
장기철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,200	181	2,119	'04.3.1~'12.2.29	329,200	451,000
장중진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.1~'12.2.29	329,200	451,000
전광호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200	451,000
정봉진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.1~'12.2.29	329,200	451,000
정석민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,600	521	5,879	'04.3.1~'12.2.29	329,200	451,000
정세웅	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	800	181	2,519	'04.3.1~'12.2.29	329,200	451,000
정원조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.1~'12.2.29	329,200	451,000
정종운	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.1~'12.2.29	329,200	451,000
정충기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	3,500	311	2,189	'04.3.1~'12.2.29	329,200	451,000
정태영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,300	181	1,019	'04.3.1~'12.2.29	329,200	451,000
정해수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	3,500	-	'04.3.1~'12.2.29	329,200	451,000
정현화	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	2,600	364	4,036	'04.3.1~'12.2.29	329,200	451,000
정현호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.1~'12.2.29	329,200	451,000
조규당	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,300	521	4,179	'04.3.1~'12.2.29	329,200	451,000
조남성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	2,200	234	2,066	'04.3.1~'12.2.29	329,200	451,000
조남용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	8,200	521	1,279	'04.3.1~'12.2.29	329,200	451,000
조병학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,700	222	1,078	'04.3.1~'12.2.29	329,200	451,000
조서현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.1~'12.2.29	329,200	451,000
조세제	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	451,000
조원상	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	451,000
조중헌	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,900	260	840	'04.3.1~'12.2.29	329,200	451,000
조현탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	400	234	3,866	'04.3.1~'12.2.29	329,200	451,000
차영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	451,000
차용래	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	451,000
천방훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	451,000
최민호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	451,000
최승우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	5,500	364	1,136	'04.3.1~'12.2.29	329,200	451,000
최시돈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
최신형	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	400	234	3,866	'04.3.1~'12.2.29	329,200	451,000
최재관	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200	451,000
최재구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	451,000
하윤호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,000	521	4,479	'04.3.1~'12.2.29	329,200	451,000
한국현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,400	521	6,079	'04.3.1~'12.2.29	329,200	451,000
한양희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.1~'12.2.29	329,200	451,000
허상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	451,000
허흔	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	451,000
홍완훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200	451,000
David Steel	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	451,000
합 계					988,000	508,384	53,859	425,757			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '08.12.31일 종가임, '관계'는 부여일 기준임.

[2008년 12월 31일 현재]

(단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강재영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	20,000	18,956	1,044	-	'04.3.26~'12.3.25	342,800	451,000
김승환	미등기임원	2002년 03월 25일	자기주식 교부	보통주	10,000	7,400	521	2,079	'04.3.26~'12.3.25	342,800	451,000
나용구	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	200	364	6,436	'04.3.26~'12.3.25	342,800	451,000
박영동	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.26~'12.3.25	342,800	451,000
박영원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	-	7,000	-	'04.3.26~'12.3.25	342,800	451,000
방상원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	1,900	260	2,840	'04.3.26~'12.3.25	342,800	451,000
안상우	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.26~'12.3.25	342,800	451,000
윤진혁	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.26~'12.3.25	342,800	451,000
이수영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	3,500	364	3,136	'04.3.26~'12.3.25	342,800	451,000
정준명	미등기임원	2002년 03월 25일	자기주식 교부	보통주	40,000	-	2,090	37,910	'04.3.26~'12.3.25	342,800	451,000
황춘택	미등기임원	2002년 03월 25일	자기주식 교부	보통주	6,000	1,200	311	4,489	'04.3.26~'12.3.25	342,800	451,000
합 계					121,000	51,168	12,942	56,890			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '08.12.31일 종가임, '관계'는 부여일 기준임.

[2008년 12월 31일 현재]

(단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강호규	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	900	181	2,419	'05.3.8~'13.3.7	288,800	451,000
강호민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
고창범	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800	451,000
구기설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	3,420	-	'05.3.8~'13.3.7	288,800	451,000
권도헌	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	300	181	3,019	'05.3.8~'13.3.7	288,800	451,000
권재중	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800	451,000
김경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,300	260	3,440	'05.3.8~'13.3.7	288,800	451,000
김기준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,700	260	3,040	'05.3.8~'13.3.7	288,800	451,000
김서겸	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	3,420	-	'05.3.8~'13.3.7	288,800	451,000
김동현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	3,420	-	'05.3.8~'13.3.7	288,800	451,000
김세철	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	3,500	-	'05.3.8~'13.3.7	288,800	451,000
김영균	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	9,479	521	-	'05.3.8~'13.3.7	288,800	451,000
김영근	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,200	260	3,540	'05.3.8~'13.3.7	288,800	451,000
김인종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	3,420	1,380	'05.3.8~'13.3.7	288,800	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
김정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
김종인	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,200	181	2,119	'05.3.8~'13.3.7	288,800	451,000
김준식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,606	181	713	'05.3.8~'13.3.7	288,800	451,000
김진안	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,880	260	1,860	'05.3.8~'13.3.7	288,800	451,000
김진자	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800	451,000
김창용	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	300	260	4,440	'05.3.8~'13.3.7	288,800	451,000
김학설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800	451,000
김헌배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
김현석	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	300	181	3,019	'05.3.8~'13.3.7	288,800	451,000
김홍식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	451,000
류두현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	500	260	4,240	'05.3.8~'13.3.7	288,800	451,000
류성일	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	400	260	4,340	'05.3.8~'13.3.7	288,800	451,000
류영무	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
민영성	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	451,000
박규찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	451,000
박동수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,300	181	1,019	'05.3.8~'13.3.7	288,800	451,000
박병하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	451,000
박영준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	451,000
박용종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,400	260	3,340	'05.3.8~'13.3.7	288,800	451,000
박용직	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	451,000
박인식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	451,000
박재순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	900	181	2,419	'05.3.8~'13.3.7	288,800	451,000
박재찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
박종갑	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,912	181	407	'05.3.8~'13.3.7	288,800	451,000
박종서	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
백학영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	451,000
서치원	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,200	260	3,540	'05.3.8~'13.3.7	288,800	451,000
성규식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,500	260	240	'05.3.8~'13.3.7	288,800	451,000
송창룡	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	451,000
엄규호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,100	260	2,640	'05.3.8~'13.3.7	288,800	451,000
연제찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800	451,000
오영복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,800	260	2,940	'05.3.8~'13.3.7	288,800	451,000
우형래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	500	260	4,240	'05.3.8~'13.3.7	288,800	451,000
원선희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800	451,000
육현표	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	300	260	4,440	'05.3.8~'13.3.7	288,800	451,000
윤 백	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,600	181	1,719	'05.3.8~'13.3.7	288,800	451,000
윤병배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,800	1,840	1,360	'05.3.8~'13.3.7	288,800	451,000
윤원주	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800	451,000
이강의	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,060	260	680	'05.3.8~'13.3.7	288,800	451,000
이건종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
이경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	1,288	2,212	'05.3.8~'13.3.7	288,800	451,000
이상업	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	451,000
이석선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,400	260	1,340	'05.3.8~'13.3.7	288,800	451,000
이선우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
이영우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800	451,000
이재경	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
이재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	451,000
이정복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
이정순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	451,000
이정식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,300	260	3,440	'05.3.8~'13.3.7	288,800	451,000
이종찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,200	181	2,119	'05.3.8~'13.3.7	288,800	451,000
이태협	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	400	260	4,340	'05.3.8~'13.3.7	288,800	451,000
이홍준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,500	260	2,240	'05.3.8~'13.3.7	288,800	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
임수택	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,400	260	2,340	'05.3.8~'13.3.7	288,800	451,000
전성호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,200	181	2,119	'05.3.8~'13.3.7	288,800	451,000
전우헌	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
정광영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	100	181	3,219	'05.3.8~'13.3.7	288,800	451,000
정민형	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	100	181	3,219	'05.3.8~'13.3.7	288,800	451,000
정재륜	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800	451,000
조성래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	451,000
조용덕	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800	451,000
조윤영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	-	521	9,479	'05.3.8~'13.3.7	288,800	451,000
조정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
지완구	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800	451,000
채희선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,100	181	1,219	'05.3.8~'13.3.7	288,800	451,000
최동욱	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,206	181	1,113	'05.3.8~'13.3.7	288,800	451,000
최승하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,300	181	1,019	'05.3.8~'13.3.7	288,800	451,000
최우수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800	451,000
하윤희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	500	260	4,240	'05.3.8~'13.3.7	288,800	451,000
황재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	600	260	4,140	'05.3.8~'13.3.7	288,800	451,000
P.Skarzynski	미등기임원	2003년 03월 07일	자기주식 교부	보통주	4,100	1,000	212	2,888	'05.3.8~'13.3.7	288,800	451,000
합 계					368,100	164,914	37,744	165,442			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '08.12.31일 종가임, '관계'는 부여일 기준임.

[2008년 12월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강경훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	451,000
권강현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김경도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	1,211	2,289	'06.4.17~'14.4.16	580,300	451,000
김경조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
김경현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
김영수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김병구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김봉남	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	1,211	2,289	'06.4.17~'14.4.16	580,300	451,000
김석기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김석필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김세현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300	451,000
김연환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김영수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김영하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김완배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김용석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
김학응	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김행일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김혁철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
김형도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	451,000
김형준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
김희석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
노시영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
노종호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
민용호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
박기언	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
박병대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
박봉식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	3,365	1,635	'06.4.17~'14.4.16	580,300	451,000
박상규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,900	95	3,005	'06.4.17~'14.4.16	580,300	451,000
박성배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
박성칠	미등기임원	2004년 04월 16일	자기주식 교부	보통주	10,000	-	3,461	6,539	'06.4.17~'14.4.16	580,300	451,000
박승건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
박종대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	1,730	3,270	'06.4.17~'14.4.16	580,300	451,000
박희선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
반상조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
방문수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
배승균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
변상권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
서덕건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
서영복	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
성재현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	1,000	66	2,434	'06.4.17~'14.4.16	580,300	451,000
성학경	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
소병세	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
송성원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
신현대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
심상필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	451,000
심순선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
엄영진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
엄영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
여남구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
오해동	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	1,211	2,289	'06.4.17~'14.4.16	580,300	451,000
왕 통	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
우문균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	3,434	66	-	'06.4.17~'14.4.16	580,300	451,000
위성욱	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
유문현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
유제환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
윤기천	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
이경주	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
이기옥	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
이기웅	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
이범일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	1,730	3,270	'06.4.17~'14.4.16	580,300	451,000
이상영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
이상철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
이승감	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300	451,000
이영우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
이용일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
이응상	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
이인호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
이재형	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	300	95	4,605	'06.4.17~'14.4.16	580,300	451,000
이정렬	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
이종식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	3,434	66	-	'06.4.17~'14.4.16	580,300	451,000
이종인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
이창협	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	3,365	1,635	'06.4.17~'14.4.16	580,300	451,000
이항우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
임규호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
장충기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	30,000	-	574	29,426	'06.4.17~'14.4.16	580,300	451,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
전영목	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
전영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300	451,000
전옥표	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	2,356	1,144	'06.4.17~'14.4.16	580,300	451,000
전용배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	20,000	-	382	19,618	'06.4.17~'14.4.16	580,300	451,000
전준영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
정규일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
정규하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	1,730	3,270	'06.4.17~'14.4.16	580,300	451,000
정금용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	451,000
정기환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
정병기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
정사진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
정우인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
정은승	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
정이호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
정일진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
정태홍	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
정현석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
조승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
조인수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	1,500	66	1,934	'06.4.17~'14.4.16	580,300	451,000
조재운	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
조진호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
조한솔	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	3,500	-	'06.4.17~'14.4.16	580,300	451,000
채승기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	500	95	4,405	'06.4.17~'14.4.16	580,300	451,000
채종규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
채종원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
천인석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
최광수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
최성호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
최승철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
최영준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	451,000
최인권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
최재홍	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
최정혁	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
최태봉	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	3,365	1,635	'06.4.17~'14.4.16	580,300	451,000
한기엽	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
한명섭	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
한민석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
한민호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
한우성	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
한종수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
황득규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	451,000
황주용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	451,000
합 계					590,000	12,068	53,061	524,871			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '08.12.31일 종가임, '관계'는 부여일 기준임.

[2008년 12월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
이종석	미등기임원	2004년 10월 15일	자기주식 교부	보통주	10,000	10,000	-	-	'06.10.16~'08.10.15	460,500	451,000

※ '종가'는 '08.12.31일 종가임, '관계'는 부여일 기준임.

[2008년 12월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
곽영수	미등기임원	2005년 12월 20일	자기주식 교부	보통주	5,000	-	-	5,000	'07.12.21~'15.12.20	606,700	451,000
심상배	미등기임원	2005년 12월 20일	자기주식 교부	보통주	5,000	-	-	5,000	'07.12.21~'15.12.20	606,700	451,000
합 계					10,000	-	-	10,000			

※ '종가'는 '08.12.31일 종가임, '관계'는 부여일 기준임.

마. 임원배상책임보험 가입 현황

(1) 보험의 개요

[2008. 12. 31 현재]

보험의 명칭	보험료납입액		부보(보상)한도	비 고
	당기 납입액	누적납입액 (당기분 포함)		
임원배상 책임보험	85억	816.9억	2,000억원	- 기간 : '08.4.6~'09.4.6 - 대상 : 피보험자 참조 ※ 소급일은 '98.4.6이며, 가입사는 삼성화재임.

(2) 보험가입 근거 및 절차

1. 근거
   - 회사 이사회규정 제17조 (임원배상책임보험의 부보)
2. 절차
   - 보험료가 100억원 이상인 경우 : 회사 이사회 승인
   - 보험료가 100억원 미만인 경우 : 회사 경영위원회 승인

(3) 피보험자

1. 피보험자
   - 삼성전자주식회사
   - 등기이사 (사외이사 포함)
   - 집행임원 (고문, 자문, 해외지법인 등기이사/감사, 임원포함)

2. 별도의 보험조건이 없는 한, 보험기간 중에 새로 선임 또는 지명된 회사임원은 자동적으로 이 보험에서 담보됨. 사망한 임원의 유산 관리인, 상속인,

법정대리인 그리고 금치산자, 지급불능자, 파산된 회사의 임원의 법정대리인에 대하여 제기된 손해배상청구에 의하여 발생되는 손해를 보상함.
단, 그러한 손해배상청구의 근거가 되는 부당행위가 행하여졌던 당시에 회사의 임원이었던 경우에 한 함.

(4) 보상하는 손해

1. 회사 임원이 각자의 자격 내에서 업무를 수행함에 있어 "선량한 관리자로서의 주의의무 및 회사에 대한 충실의무를 위반함으로 인하여 발생한 주주 및 제3자에 대한 손해배상책임" 을 보상한다.
2. 보상범위는 소송시 확정된 손해배상금, 소송전 화해(합의)시 합의비용, 법적 대응에 필요한 제비용(변호사 비용, 소송비용 등)이 포함된다.

(5) 보험회사의 면책사항

1. 의도적으로 또는 실제적으로 피보험자가 이익 또는 편의를 불법으로 얻은 데 기인하는 손해배상청구
2. 아래 행위들을 의도적으로 하거나, 묵과하거나, 또는 남을 설득시켜 하도록 한 행위.다음에 열거하는 행위를 위반한다는 사실을 알면서 행한 사실에 기인하는 손해배상청구
   (a) 부정행위 또는 사기행위.
   (b) 법규를 위반한 범죄행위.
3. 신체 상해 및 재물 손해
4. 15% 이상 대주주에 의한 손해배상청구
5. 정부기관(예금보험공사 등)으로부터 제기된 손해배상청구
6. 일반인에게 공표되지 않은 정보를 이용하거나 다른 사람으로 하여금 이용하게 하여 소속 법인의 유가증권의 매매 기타 거래행위를 함으로 인한 손해배상청구
7. 징벌적 손해배상
8. 환경오염 관련 행위로 인한 손해
9. 전쟁 및 테러위험 관련 손해배상책임
10. 석면 및 유독성 곰팡이 관련 손해배상책임
11. 증권거래법 위반에 기인한 손해배상청구(북미)
12. 피보험자간에 제기된 손해배상책임

13. 임원으로서의 행위가 아닌 전문인(예, 의사, 변호사, 회계사 등)으로서 행한 행위로 인한 손해배상책임

2. 계열회사에 관한 사항

1) 기업집단 및 소속 회사의 명칭

- 기업집단의 명칭 : 삼성
- 소속회사의 명칭

구 분	회사수	회 사 명
상장사	17	삼성물산, 제일모직, 삼성전자, 삼성에스디아이, 삼성테크윈, 삼성전기, 삼성중공업, 삼성카드, 호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획, 크레듀, 에이스디지텍
비상장사	45	삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴,가치네트, 오픈타이드코리아, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 생보부동산신탁, 애니카자동차손해사정서비스, 인터내셔널사이버마케팅, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아, 개미플러스유통, 용산역세권개발, 에스비리모티브, 삼성모바일디스플레이, 삼성전자 축구단
計	62	

※ 2008년 12월말 현재기준

2) 관계회사 및 자회사의 지분현황

피출자회사 출자회사	삼성물산	제일모직	삼성전자	삼성SDI	삼성전기	삼성중공업	삼성테크윈	호텔신라	삼성엔지니어링	제일기획	삼성정밀화학	에스원	삼성SDS
삼성물산			4.0				4.3			12.6	5.6		18.0
제일모직						0.4	0.1		13.1		3.2		
삼성전자				20.4	23.7	17.6	25.5	5.1		2.6	8.4		21.3
삼성SDI	7.4							0.1	5.1		11.5	11.0	
삼성코닝정밀유리													
삼성전기						2.4					0.3		8.3
삼성에버랜드						0.1	0.3		1.1				
삼성중공업													
삼성테크윈						0.1							
삼성엔지니어링						0.1					0.9		

피출자회사 출자회사	삼성물산	제일모직	삼성전자	삼성SDI	삼성전기	삼성중공업	삼성테크윈	호텔신라	삼성엔지니어링	제일기획	삼성정밀화학	에스원	삼성SDS
제일기획						0.1							
삼성정밀화학													
삼성종합화학													
호텔신라											2.2		
에스원													
삼성경제연구소													
삼성광주전자													
삼성SDS													
삼성네트웍스													
삼성생명보험	5.1	0.0	7.5	0.0		3.5	0.6	7.3				5.3	
삼성화재해상보험			1.3									1.0	
삼성증권							2.0	3.1				1.3	
삼성카드		4.9						1.3	1.8	3.0	3.1	1.9	
서울통신기술													
가치네트													
삼성(해남)광통신기술유한공사													
계	12.4	4.9	12.8	20.4	23.7	24.4	32.7	16.9	21.0	18.3	35.1	20.6	47.5

피출자회사 출자회사	삼성네트웍스	삼성에버랜드	삼성종합화학	삼성토탈	삼성석유화학	한덕화학	삼성라이온즈	삼성경제연구소	삼성광주전자	스테코	세메스	서울통신기술
삼성물산	19.5	1.5	38.7		27.3		7.5	1.0				
제일모직		4.0	0.9		21.4		15.0	1.0	0.8			
삼성전자	23.1		3.9		13.0		27.5	29.8	94.3	51.0	63.9	35.7
삼성SDI		4.0	10.7					28.6				
삼성코닝정밀유리												
삼성전기	9.0	4.0	10.5				12.5	23.8				
삼성에버랜드							2.0					
삼성중공업								1.0				
삼성테크윈			26.5									
삼성엔지니어링												
제일기획			0.3				3.0					
삼성정밀화학			3.6			50.0						
삼성종합화학				50.0								
호텔신라												
에스원												
삼성경제연구소												
삼성광주전자												
삼성SDS												
삼성네트웍스												
삼성생명보험								14.8				
삼성화재해상보험												
삼성증권												
삼성카드		25.6										

피출자회사 출자회사	삼성네트웍스	삼성에버랜드	삼성종합화학	삼성토탈	삼성석유화학	한덕화학	삼성라이온즈	삼성경제연구소	삼성광주전자	스테코	세메스	서울통신기술
서울통신기술												
가치네트												
삼성(해남)광통신기술유한공사												
계	51.5	39.1	95.0	50.0	61.6	50.0	67.5	100.0	95.0	51.0	63.9	35.7

피출자회사 출자회사	삼성전자서비스	삼성탈레스	인터내셔널사이버마케팅	세크론	글로벌텍	리빙프라자	삼성전자로지텍	에스엘시디	에스이에이치에프코리아	삼성코닝정밀유리	삼성전자축구단
삼성물산											
제일모직											
삼성전자	83.3	50.0	45.0	50.6		100.0	100.0	50.0		42.6	100.0
삼성SDI											
삼성코닝정밀유리					51.0						
삼성전기											
삼성에버랜드											
삼성중공업											
삼성테크윈											
삼성엔지니어링											
제일기획											
삼성정밀화학											
삼성종합화학											
호텔신라											
에스원											
삼성경제연구소											
삼성광주전자											
삼성SDS											
삼성네트웍스											
삼성생명보험										0.0	
삼성화재해상보험											
삼성증권											
삼성카드											
서울통신기술											
가치네트											
삼성(해남)광통신기술유한공사									100.0		
계	83.3	50.0	45.0	50.6	51.0	100.0	100.0	50.0	100.0	42.7	100.0

피출자회사 출자회사	씨브이네트	용산역세권개발	케어캠프	삼육오홈케어	에스디플렉스	에이스디지텍	개미플러스유통	아이마켓코리아	올앳	시큐아이닷컴	이삼성인터내셔널	가치네트	오픈타이드코리아
삼성물산	40.1	45.1	54.3					14.1					
제일모직					50.0	23.4	100.0	3.7					
삼성전자								14.1					
삼성SDI								7.4			11.3		
삼성코닝정밀유리								5.2					

피출자회사 출자회사	씨브이네트	용산역세권개발	케어캠프	삼육오홈케어	에스디플렉스	에이스디지텍	개미플러스유통	아이마켓코리아	올 앳	시큐아이닷컴	이삼성인터내셔널	가 치네 트	오픈타이드코리아
삼성전기								13.4			11.3		
삼성에버랜드								3.7	30.0	8.8	25.0	21.0	
삼성중공업								9.7					
삼성테크윈													
삼성엔지니어링								7.1					
제일기획													10.4
삼성정밀화학													
삼성종합화학													
호텔신라													
에스원				19.2						52.6			
삼성경제연구소												5.2	
삼성광주전자													
삼성SDS				14.4						4.4	52.5	10.5	72.6
삼성네트웍스				14.4									
삼성생명보험													
삼성화재해상보험													
삼성증권												1.6	
삼성카드									30.0			3.3	
서울통신기술	9.4												
가치네트				14.4									
삼성(해남)광통신기술유한공사													
계	49.5	45.1	54.3	62.5	50.0	23.4	100.0	78.3	60.0	65.7	100.0	41.5	83.0

피출자회사 출자회사	크레듀	삼 성 생 명 보 험	생 보 부동산 신 탁	삼 성 선 물	삼성투자신탁운용	삼성화재해상보험	삼성화재손해사정서비스	애니카자동차손해사정서비스	에스비리모티브	삼성모바일디스플레이	삼 성 증 권	삼 성 카 드	삼 성 벤 처 투 자
삼성물산											0.3	2.4	
제일모직													
삼성전자												35.3	16.3
삼성SDI									50.0	100.0			16.3
삼성코닝정밀유리													
삼성전기		0.6										3.6	17.0
삼성에버랜드	8.9	13.3											
삼성중공업					3.9							0.0	17.0
삼성테크윈													16.7
삼성엔지니어링													
제일기획	26.7	0.2											
삼성정밀화학		0.5											
삼성종합화학													
호텔신라													
에스원													
삼성경제연구소	10.7												
삼성광주전자		0.7											

피출자회사 / 출자회사	크레듀	삼성 생명 보험	생보 부동산 신탁	삼성 선물	삼성투자 신탁운용	삼성화재 해상보험	삼성화재 손해사정 서비스	애니카 자동차 손해사정 서비스	에스비 리모티브	삼성 모바일 디스플 레이	삼성 증권	삼성 카드	삼성 벤처 투자
삼성SDS	7.1	0.4											
삼성네트웍스	7.1												
삼성생명보험			50.0	41.0	5.5	10.4					11.4	26.4	
삼성화재해상보험				4.0	1.2		96.8	100.0			7.7		
삼성증권				51.0	65.3								16.7
삼성카드						4.9					4.7		
서울통신기술													
가치네트													
삼성(해남)광통신 기술유한공사													
계	60.4	15.6	50.0	96.0	75.8	15.2	96.8	100.0	50.0	100.0	24.1	67.7	100.0

※ 단위는 %, 기준일은 2008년 12월말이며 보통주 기준임.

※ 삼성에버랜드의 삼성생명 보유지분 중 신탁분은 제외.

[해외]

출자회사명	피출자회사명	지분율
삼성네트웍스㈜	Samsung Networks America, Inc.	100.0
삼성네트웍스㈜	SAMSUNG NETWORKS BEIJING Co. Ltd	100.0
삼성모바일디스플레이㈜	Dongguan Samsung SDI Co., Ltd.	100.0
삼성모바일디스플레이㈜	Tianjin Samsung SDI Mobile Display Co.,Ltd	95.0
삼성물산㈜	삼성인도설계법인(건설)	100.0
삼성물산㈜	소주성포 강재가공유한공사	50.0
삼성물산㈜	순덕성포강재가공유한공사	41.0
삼성물산㈜	Associated Wool Exporters Pty., Ltd.	3.1
삼성물산㈜	Canada Trade Group Inc.	48.7
삼성물산㈜	Cheil Holding Inc.	40.0
삼성물산㈜	Dongguan Samsung Steel Center Co., Ltd.	70.0
삼성물산㈜	Erdsam Co., Ltd.	50.0
삼성물산㈜	KSI LLP	25.0
삼성물산㈜	LOBINAVE - Estaleiro Naval do Lobito, Limitada	40.0
삼성물산㈜	MYODO METAL CO., LTD.	100.0
삼성물산㈜	P.T. Samsung Development	100.0
삼성물산㈜	Poscore(M)SDN.BHD	70.0
삼성물산㈜	POSS-SLPC, s.r.o	50.0
삼성물산㈜	S&G Biofuel PTE.LTD	63.2
삼성물산㈜	SAM investment Manzanilo.B.V	100.0
삼성물산㈜	Samsung (Hongkong) Ltd.	100.0
삼성물산㈜	Samsung (U.K) Ltd.	100.0
삼성물산㈜	Samsung America Inc.	100.0
삼성물산㈜	Samsung Asia Private Ltd.	30.0
삼성물산㈜	Samsung Const. Co. Phils.,Inc.	25.0

출자회사명	피출자회사명	지분율
삼성물산(주)	Samsung Corporation Rus LLC	100.0
삼성물산(주)	Samsung Design Philippines Inc	100.0
삼성물산(주)	Samsung Deutschland GmbH	100.0
삼성물산(주)	Samsung Development (Thailand) Co., Ltd.	100.0
삼성물산(주)	Samsung E&C (Shanghai) Co.,Ltd.	100.0
삼성물산(주)	Samsung Engineering & Construction(M) SDN.BHD.	100.0
삼성물산(주)	Samsung Finance Corporation.	80.0
삼성물산(주)	Samsung France S.A.S.	100.0
삼성물산(주)	Samsung Japan Co., Ltd.	49.0
삼성물산(주)	Samsung Malaysia SDN. BHD.	100.0
삼성물산(주)	Samsung Mexico Engineering & Construction	100.0
삼성물산(주)	Samsung Nigeria Co., Ltd.	99.9
삼성물산(주)	SAMSUNG OIL & GAS USA CORP	100.0
삼성물산(주)	Samsung Oil & Gas(Timor Sea 06-102) Ltd.	100.0
삼성물산(주)	Samsung Petroleum Singapore Ltd.	100.0
삼성물산(주)	Samsung Precision Stainless Steel(pinghu) Co.,Ltd.	100.0
삼성물산(주)	Samsung SDI (Hong Kong) Ltd.	2.4
삼성물산(주)	Samsung SDI (Malaysia) SDN. BHD.	6.4
삼성물산(주)	Samsung SDI America, Inc.	8.3
삼성물산(주)	Samsung SDI Brasil Ltda.	0.0
삼성물산(주)	Samsung Singapore Pte.Ltd.	100.0
삼성물산(주)	Samsung Taiwan Co., Ltd.	100.0
삼성물산(주)	Samsung Texas Construction Inc.	100.0
삼성물산(주)	Samsung Thailand Co., Ltd.	44.0
삼성물산(주)	Samsung Trading PLC.	100.0
삼성물산(주)	SSJ VINA LLC.	31.0
삼성물산(주)	Xiod Distribution	25.0
삼성물산(주)	ZiREX Corporation Inc.	35.0
삼성생명보험(주)	중항삼성인수보험유한공사	50.0
삼성생명보험(주)	Samsung Life Investment (America) Ltd.	100.0
삼성생명보험(주)	Samsung Life Investment (U.K.) Limited.	100.0
삼성생명보험(주)	Samsung Properties China, Limited.	100.0
삼성에버랜드(주)	뽀쥐베조빠스노치	99.0
삼성에스디에스(주)	삼성수거계통북경유한공사	100.0
삼성에스디에스(주)	Opentide Greater China Co., Ltd.	36.7
삼성에스디에스(주)	Samsung SDS America, Inc.	100.0
삼성에스디에스(주)	Samsung SDS Asia Pacific Pte. Ltd.	100.0
삼성에스디에스(주)	Samsung SDS Europe Ltd.	100.0
삼성에스디에스(주)	Samsung SDS Infotech Pvt Ltd.	63.0
삼성에스디에스(주)	SAMSUNG SDS TECNOLOGIA DE INFORMACAO E DE INFORMATICA BRASIL LTDA	99.4
삼성엔지니어링(주)	Grupo Samsung Ingenieria Mexico, S.A. De C.V.	100.0
삼성엔지니어링(주)	PT Samsung Engineering Indonesia Co., Ltd.	100.0
삼성엔지니어링(주)	Samsung Engineering (Malaysia) SDN. BHD.	100.0
삼성엔지니어링(주)	Samsung Engineering (Thailand) Co., Ltd.	33.0
삼성엔지니어링(주)	Samsung Engineering America Inc.	100.0

출자회사명	피출자회사명	지분율
삼성엔지니어링㈜	Samsung Engineering Construction(Shanghai) Co., Ltd	100.0
삼성엔지니어링㈜	Samsung Engineering India Private Ltd.	100.0
삼성엔지니어링㈜	Samsung Engineering Kazakhstan LLP	100.0
삼성엔지니어링㈜	Samsung Engineering Magyarorszag Kft	100.0
삼성엔지니어링㈜	Samsung Engineering Philippines, Inc.	40.0
삼성엔지니어링㈜	Samsung Engineering Trinidad Co.	100.0
삼성엔지니어링㈜	Samsung Ingenieria Manzanillo, S.A. De C.V.	99.9
삼성엔지니어링㈜	Samsung INGENIERIA MEXICO S.A DE C.V.	99.7
삼성엔지니어링㈜	Samsung Ingenieria Minatitlan, S.A. De C.V.	99.9
삼성엔지니어링㈜	SAMSUNG INGENERIA TAMPICO SA DE CV	99.9
삼성엔지니어링㈜	Samsung Saudi Arabia Ltd.	75.0
삼성엔지니어링㈜	SETIS CO., LTD	29.8
삼성전기㈜	동관삼성전기유한공사	100.0
삼성전기㈜	삼성고신전기(천진)유한공사	95.0
삼성전기㈜	천진삼성전기유한공사	81.2
삼성전기㈜	Calamba Premier Realty Corporation.	39.8
삼성전기㈜	Samsung Electro-Mechanics Indonesia, pt	100.0
삼성전기㈜	Samsung Electro-Mechanics America, Inc.	100.0
삼성전기㈜	Samsung Electro-Mechanics Germany, GMBH	100.0
삼성전기㈜	Samsung Electro-Mechanics Hongkong Co., Ltd.	100.0
삼성전기㈜	Samsung Electro-Mechanics Hungary Inc.	100.0
삼성전기㈜	Samsung Electro-Mechanics Philippines, Corp.	93.7
삼성전기㈜	Samsung Electro-Mechanics Pte.,Ltd	100.0
삼성전기㈜	Samsung Electro-Mechanics Thailand Co., Ltd.	75.0
삼성전자㈜	PT Samsung Electronics Indonesia	100.0
삼성전자㈜	Samsung (China) Investment Co., Ltd	100.0
삼성전자㈜	Samsung Asia Private Ltd.	70.0
삼성전자㈜	Samsung Electronic Philippine Manufacturing Corp.	100.0
삼성전자㈜	Samsung Electronic Shanghai Telecommunications Co., Ltd.	100.0
삼성전자㈜	Samsung Electronica Da Amazonia LTDA.	100.0
삼성전자㈜	Samsung Electronics (UK) Ltd.(구SEPLC)	100.0
삼성전자㈜	Samsung Electronics America Inc.	100.0
삼성전자㈜	Samsung Electronics Argentina S.A.	98.0
삼성전자㈜	Samsung Electronics Asia Holding Pte Ltd	100.0
삼성전자㈜	Samsung Electronics Australia Pty. Ltd.	100.0
삼성전자㈜	Samsung Electronics Austria Gmbh	100.0
삼성전자㈜	Samsung Electronics Benelux B.V.	100.0
삼성전자㈜	Samsung Electronics Canada Inc.	100.0
삼성전자㈜	Samsung Electronics Chile Limitada(Ltda)	100.0
삼성전자㈜	SAMSUNG ELECTRONICS DIGITAL PRINTING	90.0
삼성전자㈜	Samsung Electronics Display (M) SDN.OMD.(HSD)	75.0
삼성전자㈜	Samsung Electronics Europe Logistics B.V.	100.0
삼성전자㈜	Samsung Electronics France S.A.S	100.0
삼성전자㈜	Samsung Electronics Hainan Fiberoptics Co., Ltd	100.0
삼성전자㈜	Samsung Electronics Holding GmbH	100.0
삼성전자㈜	Samsung Electronics Hong Kong Co., Ltd.	100.0

출자회사명	피출자회사명	지분율
삼성전자(주)	Samsung Electronics Huizhou Co., Ltd.	89.5
삼성전자(주)	Samsung Electronics Hungarian RT.	100.0
삼성전자(주)	Samsung Electronics Iberia, S.A.	100.0
삼성전자(주)	Samsung Electronics Istanbul Marketing & Trading LTD Company	100.0
삼성전자(주)	Samsung Electronics Italia S.P.A.	100.0
삼성전자(주)	Samsung Electronics Latin America Panama (Zona Libre) S.A.	100.0
삼성전자(주)	Samsung Electronics LCD Slovakia s.r.o.	0.0
삼성전자(주)	Samsung Electronics Ltd.(구SEUK)	100.0
삼성전자(주)	Samsung Electronics Malaysia SDN.BHD.	100.0
삼성전자(주)	Samsung Electronics Mexico S.A. De C.V.	100.0
삼성전자(주)	Samsung Electronics Nordic Aktiebolag	100.0
삼성전자(주)	Samsung Electronics Overseas B.V.	100.0
삼성전자(주)	Samsung Electronics Polska, SP.Zo.O	100.0
삼성전자(주)	Samsung Electronics Portuguesa S.A.	100.0
삼성전자(주)	Samsung Electronics RUS Co.	100.0
삼성전자(주)	Samsung Electronics Rus Kaluga	100.0
삼성전자(주)	Samsung Electronics Slovakia s.r.o	55.7
삼성전자(주)	Samsung Electronics South Africa (Pty) Ltd.	100.0
삼성전자(주)	Samsung Electronics Suzhou Computer Co.,Lcd	87.6
삼성전자(주)	Samsung Electronics Suzhou LCD Co.,Lcd	100.0
삼성전자(주)	Samsung Electronics Suzhou Semiconductor Co., Ltd.	100.0
삼성전자(주)	Samsung Electronics Taiwan Co., Ltd.	100.0
삼성전자(주)	Samsung Gulf Electronics Co., Ltd.	100.0
삼성전자(주)	SAMSUNG INDIA ELECTRONICS Private. LTD	100.0
삼성전자(주)	Samsung India Software Operations Pvt. Ltd.	100.0
삼성전자(주)	Samsung Japan Co., Ltd.	51.0
삼성전자(주)	SAMSUNG MALAYSIA ELECTRONICS (SME) SDN. BHD.	100.0
삼성전자(주)	Samsung Russia Service Center	100.0
삼성전자(주)	Samsung SDI Brasil Ltda.	0.1
삼성전자(주)	Samsung Semiconductor China R&D.,Ltd.	100.0
삼성전자(주)	Samsung Vina Electronics Co., Ltd.	80.0
삼성전자(주)	Samsung Yokohama Research Institute	100.0
삼성전자(주)	Samsung-Orosna Joint Stock Company	67.0
삼성전자(주)	Shanghai Samsung Semiconductor Co., Ltd.	100.0
삼성전자(주)	Shenzhen Samsung Kejian Mobile Telecom Tech. Co., Ltd.	60.0
삼성전자(주)	Suzhou Samsung Electronics Co., Ltd	78.2
삼성전자(주)	Thai-Samsung Electronics Co. Ltd.	91.8
삼성전자(주)	Tianjin Samsung Electronics Co., Ltd.	81.1
삼성전자(주)	Tianjin Samsung Electronics Display Co., Ltd.	54.7
삼성전자(주)	Tianjin Samsung Telecom Technology Co., Ltd.	90.0
삼성중공업(주)	삼성중공업(영파)유한공사	100.0
삼성중공업(주)	영성가야선업유한공사	100.0
삼성중공업(주)	영성부천선용강재유한공사	100.0
삼성중공업(주)	Camellia Consulting Corporation	100.0
삼성중공업(주)	SAMSUNG HEAVY INDUSTRIES (M) SDN.BHD	100.0
삼성중공업(주)	Samsung Heavy Industries India Pvt.Ltd.	100.0

출자회사명	피출자회사명	지분율
삼성중공업㈜	SAMSUNG HEAVY INDUSTRIES RONGCHENG Ltd. CO.	100.0
삼성중공업㈜	Samsung Sakhalin Limited Liability Company	100.0
삼성증권㈜	Samsung Securities (America), Inc.	100.0
삼성증권㈜	Samsung Securities (Asia) Limited.	100.0
삼성증권㈜	Samsung Securities (Europe) Limited.	100.0
삼성코닝정밀유리㈜	Samsung Corning Deutschland GmbH.	100.0
삼성코닝정밀유리㈜	Samsung Corning Malaysia SDN. BHD.	70.0
삼성코닝정밀유리㈜	SSH Limited. (구 Shum Yip Tamy Ltd.)	60.0
삼성테크윈㈜	천진삼성광전자유한공사	82.0
삼성테크윈㈜	Samsung Opto-Electronics America, Inc.	100.0
삼성테크윈㈜	Samsung Opto-Electronics France	100.0
삼성테크윈㈜	Samsung Opto-Electronics GmbH	100.0
삼성테크윈㈜	Samsung Opto-Electronics UK, Ltd.	100.0
삼성토탈㈜	동관삼성토탈공정소료유한공사	100.0
삼성투자신탁운용㈜	Samsung Investment Management(Hong Kong) Limited.	100.0
삼성투자신탁운용㈜	Samsung Investment Management(Singapore)Pte.Ltd.	100.0
삼성화재해상보험㈜	삼성화재 인도네시아현지법인	70.0
삼성화재해상보험㈜	삼성화재해상보험(중국)유한공사	100.0
삼성화재해상보험㈜	Samsung Vina Insurance Co. Ltd.	50.0
삼성SDI㈜	Samsung SDI (Hong Kong) Ltd.	91.9
삼성SDI㈜	Samsung SDI (Malaysia) SDN. BHD.	68.6
삼성SDI㈜	Samsung SDI America, Inc.	91.7
삼성SDI㈜	Samsung SDI Brasil Ltda.	4.0
삼성SDI㈜	Samsung SDI Germany GmbH.	100.0
삼성SDI㈜	Samsung SDI Hungary Rt.	100.0
삼성SDI㈜	SSH Limited. (구 Shum Yip Tamy Ltd.)	40.0
서울통신기술㈜	Samsung Telecommunications Australia Pty Ltd.	100.0
서울통신기술㈜	SCOMMTECH JAPAN CO.LTD	100.0
세메스㈜(구 한국DNS)	SEMES America,Inc.(구 KDNSA)	100.0
제일모직㈜	Associated Wool Exporters Pty., Ltd.	96.9
제일모직㈜	Cheil America Inc.	100.0
제일모직㈜	Samsung Chemical (USA), INC.	100.0
제일모직㈜	Samsung Chemical Europe Gmbh	100.0
제일모직㈜	Samsung Chemical Material Trading(Shanghai)Co.Ltd.	100.0
제일모직㈜	SAMSUNG CHEMICAL(THAILAND) CO., LTD	49.0
제일모직㈜	Samsung Fashion S.r.L	100.0
제일모직㈜	SAMSUNG FASHION TRADING CO(Sanghai). ,LTD	100.0
제일모직㈜	Tianjin Samsung Wool Textile Co., Ltd.	75.0
㈜에이스디지텍	Acedigitech Suzhou.,Ltd	100.0
㈜이삼성인터내셔날	eSamsung Asia (Holdings) Pte Ltd.	77.3
㈜이삼성인터내셔날	eSamsung Greater China Co., Ltd.	77.3
㈜이삼성인터내셔날	eSamsung Japan Corporation.	70.1
㈜이삼성인터내셔날	Opentide Greater China Co., Ltd.	18.3
㈜제일기획	Cheil Communications (Thailand) Ltd	100.0
㈜제일기획	Cheil Communications America, Inc.	100.0
㈜제일기획	Cheil Communications do Brasil S/C Ltda.	99.9

출자회사명	피출자회사명	지분율
㈜제일기획	CHEIL COMMUNICATIONS EUROPE LTD.	100.0
㈜제일기획	Cheil Communications Germany GmbH	100.0
㈜제일기획	Cheil Communications India Pvt. Ltd.	99.9
㈜제일기획	CHEIL COMMUNICATIONS MEA FZ-LLC	100.0
㈜제일기획	Cheil Communications Mexico Inc.	100.0
㈜제일기획	Cheil Communications Rus Limited Liability Company	100.0
㈜제일기획	CHEIL COMMUNICATIONS SINGAPORE PTE. LTD	100.0
㈜제일기획	Cheil France SAS	100.0
㈜제일기획	Cheil Ukraine LLC	100.0
㈜제일기획	Samsung Advertising (Beijing) Inc	100.0
㈜호텔신라	New Jersey Int'l M.C.Inc.	100.0
㈜호텔신라	Samsung Hospitality America	100.0
Camellia Consulting Corporation	Oil & Gas Solution LLC	50.0
Cheil Communications (Thailand) Ltd	SAMSUNG CHEMICAL(THAILAND) CO., LTD	25.5
Cheil Communications America, Inc.	Cheil Communications India Pvt. Ltd.	0.0
Cheil Holding Inc.	Samsung Const. Co. Phils.,Inc.	75.0
eSamsung Greater China Co., Ltd.	iMarket Asia Co., Ltd.	100.0
eSamsung Greater China Co., Ltd.	Opentide Greater China Co., Ltd.	40.0
iMarket Asia Co., Ltd.	iMarket China Co., Ltd.	80.0
iMarket Asia Co., Ltd.	iMarket TianJin Co., Ltd.	80.0
Opentide Greater China Co., Ltd.	Opentide China Co., Ltd.	100.0
Opentide Greater China Co., Ltd.	OpenTide Interactive Advertising Co.,Ltd	100.0
Opentide Greater China Co., Ltd.	OpenTide Taiwan Co., Ltd	100.0
PT Samsung Electronics Indonesia	P.T. Samsung Telecommunications Indonesia	99.0
S&G Biofuel PTE.LTD	PT. Gandaerah Hendana	95.0
S&G Biofuel PTE.LTD	PT. Inecda	95.0
S.C. Otelinox S.A	Comptoir Des Produits Inoxydables S.A.S.	75.0
SAM investment Manzanilo.B.V	Terminal KMS de GNL S. de R.L de C.V	37.5
Samsung (China) Investment Co., Ltd	천진삼성광전자유한공사	4.0
Samsung (China) Investment Co., Ltd	Beijing Samsung Telecom R&D Center.	100.0
Samsung (China) Investment Co., Ltd	Samsung Electronics Beijing Service Co., Ltd	100.0
Samsung (China) Investment Co., Ltd	Samsung Electronics China R&D Center	100.0
Samsung (China) Investment Co., Ltd	SAMSUNG ELECTRONICS DIGITAL PRINTING	10.0
Samsung (China) Investment Co., Ltd	Samsung Electronics Huizhou Co., Ltd.	10.5
Samsung (China) Investment Co., Ltd	Samsung Electronics Suzhou Computer Co.,Lcd	12.4
Samsung (China) Investment Co., Ltd	Suzhou Samsung Electronics Co., Ltd	10.1
Samsung (China) Investment Co., Ltd	Tianjin Samsung Electronics Co., Ltd.	10.0
Samsung (China) Investment Co., Ltd	Tianjin Samsung Electronics Display Co., Ltd.	10.1
Samsung (China) Investment Co., Ltd	Tianjin Tongguang Samsung Electronics Co., Ltd.	96.0
Samsung (China) Logistics Ltd.	Samsung Logistics (Tianjin) Ltd	100.0
Samsung (Hongkong) Ltd.	삼성무역 상해포동신구유한공사	100.0
Samsung (Hongkong) Ltd.	삼성무역심천유한공사	100.0
Samsung (Hongkong) Ltd.	소주성포 강재가공유한공사	20.0
Samsung (Hongkong) Ltd.	천진국제무역공사	100.0
Samsung (Hongkong) Ltd.	Dongguan Samsung Steel Center Co., Ltd.	30.0
Samsung (Hongkong) Ltd.	Enterprise Co., Ltd.	100.0

출자회사명	피출자회사명	지분율
Samsung (Hongkong) Ltd.	Karson Industrial Co., Ltd.	100.0
Samsung (Hongkong) Ltd.	Samsung (China) Logistics Ltd.	100.0
Samsung (Hongkong) Ltd.	Samsung Corporation (Gaungzhou) Limited.	100.0
Samsung (Hongkong) Ltd.	Samsung Thailand Co., Ltd.	13.2
Samsung (U.K) Ltd.	Samsung Nigeria Co., Ltd.	0.1
Samsung (U.K) Ltd.	SOLECO S.A	65.0
Samsung (U.K) Ltd.	Xiod Distribution	75.0
Samsung America Inc.	Meadowland Distribution	100.0
Samsung America Inc.	Samsung Finance Corporation.	20.0
Samsung America Inc.	Samsung Webtrade.com Inc.	100.0
Samsung America Inc.	Web2Zone., Inc.	100.0
Samsung America Inc.	ZiREX Corporation Inc.	35.0
Samsung Asia Private Ltd.	eSamsung Asia (Holdings) Pte Ltd.	11.1
Samsung Asia Private Ltd.	eSamsung Greater China Co., Ltd.	11.4
Samsung Asia Private Ltd.	Samsung Electro-Mechanics Thailand Co., Ltd.	25.0
Samsung Asia Private Ltd.	Samsung Electronics Display (M) SDN.OMD.(HSD)	25.0
Samsung Asia Private Ltd.	Samsung Electronics Philippines Corporation (구 SMC)	100.0
Samsung Asia Private Ltd.	Samsung SDI (Malaysia) SDN. BHD.	25.0
SAMSUNG CHEMICAL(THAILAND) CO., LTD	SETIS CO., LTD	17.2
Samsung Deutschland GmbH	KSI LLP	25.0
Samsung Deutschland GmbH	POSS-SLPC, s.r.o	20.0
Samsung Deutschland GmbH	S.C. Otelinox S.A	94.3
Samsung Deutschland GmbH	Samsung Italia S.A.R.L.	100.0
Samsung Electro-Mechanics Hongkong Co., Ltd.	상성전기심천유한공사	100.0
Samsung Electronic Philippine Manufacturing Corp.	Batino Realty Corp.	39.8
Samsung Electronica Da Amazonia LTDA.	Samsung Electronics Argentina S.A.	2.0
Samsung Electronics (UK) Ltd.(구SEPLC)	Samsung Semiconductor Europe Limited	100.0
Samsung Electronics (UK) Ltd.(구SEPLC)	Samsung Telecoms (UK) Ltd.	100.0
Samsung Electronics America Inc.	Samsung Information Systems America Inc.	100.0
Samsung Electronics America Inc.	Samsung International Inc.	100.0
Samsung Electronics America Inc.	Samsung Receivables Corporation	6.8
Samsung Electronics America Inc.	Samsung Semiconductor Inc.	100.0
Samsung Electronics America Inc.	Samsung Telecommunications America Limited Liability Company	100.0
Samsung Electronics Asia Holding Pte Ltd	Samsung Electronics Vietnam Company Ltd.	100.0
Samsung Electronics Asia Holding Pte Ltd	Samsung Telecommunications Japan Co.	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Baltics	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Kazakhstan	100.0
Samsung Electronics Benelux B.V.	SAMSUNG ELECTRONICS KZ AND CENTRAL ASIA LLP	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics LCD Slovakia s.r.o.	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Romania LLC	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Rus	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Ukraine	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Ukraine Company	100.0
Samsung Electronics Benelux B.V.	Samsung Semiconductor Israel R&D Center,LTD.	100.0
Samsung Electronics Benelux B.V.	Samsung Telecommunications Benelux	100.0
Samsung Electronics Display (M) SDN.OMD.(HSD)	Tianjin Samsung Electronics Display Co., Ltd.	15.2

출자회사명	피출자회사명	지분율
Samsung Electronics Holding GmbH	Samsung Electronics GmbH	100.0
Samsung Electronics Holding GmbH	Samsung Semiconductor Europe GmbH	100.0
Samsung Electronics Hong Kong Co., Ltd.	eSamsung Asia (Holdings) Pte Ltd.	11.3
Samsung Electronics Hong Kong Co., Ltd.	eSamsung Greater China Co., Ltd.	11.3
Samsung Electronics Hong Kong Co., Ltd.	Samsung Electronics ShenZhen Co.Ltd	100.0
Samsung Electronics Hungarian RT.	Samsung Electronics Slovakia s.r.o	44.3
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronica Columbia	100.0
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronics Latino America Miami, Inc.	100.0
Samsung Engineering & Construction(M) SDN.BHD.	SS KUKDONG JASATERA J/V	70.0
Samsung France S.A.S.	Comptoir Des Produits Inoxydables S.A.S.	25.0
Samsung International Inc.	Samsung Mexicana S.A. De C.V.	100.0
Samsung Japan Co., Ltd.	eSamsung Japan Corporation.	16.6
Samsung SDI (Hong Kong) Ltd.	Samsung SDI Brasil Ltda.	14.5
Samsung SDI (Hong Kong) Ltd.	Shanghai Samsung Electronic Devices Co., Ltd	60.3
Samsung SDI (Hong Kong) Ltd.	Shenzhen Samsung SDI Co., Ltd.	80.0
Samsung SDI (Hong Kong) Ltd.	Tianjin Samsung SDI Co., Ltd.	80.0
Samsung SDI (Malaysia) SDN. BHD.	Samsung Corning Malaysia SDN. BHD.	30.0
Samsung SDI (Malaysia) SDN. BHD.	Samsung SDI (Hong Kong) Ltd.	5.3
Samsung SDI (Malaysia) SDN. BHD.	Samsung SDI Brasil Ltda.	0.2
Samsung SDI America, Inc.	Samsung SDI Brasil Ltda.	40.4
Samsung SDI America, Inc.	Samsung SDI Mexico S.A. de C.V.	100.0
Samsung SDI Germany GmbH.	Samsung SDI (Hong Kong) Ltd.	0.4
Samsung SDI Germany GmbH.	Samsung SDI Brasil Ltda.	40.8
Samsung SDI Germany GmbH.	Samsung SDIG Real Estate Gmbh	100.0
Samsung SDS America, Inc.	Samsung SDS Mexico, S.A. DE C.V.	99.0
Samsung SDS America, Inc.	SAMSUNG SDS TECNOLOGIA DE INFORMACAO E DE INFORMATICA BRASIL LTDA	0.6
Samsung Semiconductor Europe GmbH	Samsung Semiconductor France S.A.R.L	100.0
Samsung Semiconductor Europe GmbH	Samsung Semiconductor Italia S.R.L	100.0
Samsung Semiconductor Europe GmbH	Samsung Semiconductor sweden AB	100.0
Samsung Semiconductor Inc.	Samsung Austin Semiconductor LLC.	100.0
Samsung Semiconductor Inc.	Samsung Receivables Corporation	81.8
Samsung Semiconductor Inc.	Samsung Semiconductor International.Inc.	100.0
Samsung Semiconductor Inc.	Samsung Semiconductor Mexico, S.A.DE C.V.	99.0
Samsung Semiconductor International.Inc.	Samsung Semiconductor Mexico, S.A.DE C.V.	1.0
Samsung Singapore Pte.Ltd.	Poscore(M)SDN.BHD	30.0
Samsung Singapore Pte.Ltd.	SSJ VINA LLC.	29.0
Samsung Telecommunications America Limited Liability Company	Samsung Receivables Corporation	11.4
Samsung Thailand Co., Ltd.	SETIS CO., LTD	3.7
SETIS CO., LTD	SAMSUNG CHEMICAL(THAILAND) CO., LTD	25.5
SETIS CO., LTD	Samsung Engineering (Thailand) Co., Ltd.	67.0
Suzhou Samsung Electronics Co., Ltd	Samsung Suzhou Electronics Export Co.,Ltd	100.0

※ 단위는 %, 기준일은 2008년 12월말, 보통주 기준임.

3) 관련법령상의 규제내용 등

· " 독점규제 및 공정거래에 관한 법률" 上 상호출자제한기업집단 등

① 지정시기 : 2008年 4월 3일

② 규제내용 요약

· 출자총액의 제한

· 상호출자의 금지

· 계열사 채무보증 금지

· 금융· 보험사의 계열사 의결권 제한

· 대규모 내부거래의 이사회 의결 및 공시 등

· 비상장사 중요사항 공시

3. 타법인출자 현황

[2008. 12. 31 현재] (단위 : 천주, 백만원, %)

구분	계정과목		법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		기말잔액			피출자법인의 최근사업연도 당기순이익	비 고
					수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액		
국내	매도가능증권	상장	삼성SDI㈜	경영참가 등	9,283	19.68	893,419	0	-19,340	9,283	19.68	874,079	38,874	
		"	삼성전기㈜	경영참가 등	17,693	22.80	445,205	0	39	17,693	22.80	445,244	48,080	
		비상장	삼성광주전자㈜	사업관련	38,516	94.25	674,574	0	8,095	38,516	94.25	682,670	6,833	
		상장	삼성카드㈜	경영참가 등	43,393	36.87	1,436,087	0	19,398	43,393	35.29	1,455,485	297,913	
		상장	삼성테크윈㈜	경영참가 등	19,604	25.46	258,411	0	14,422	19,604	25.46	272,833	73,623	
		비상장	스테코㈜	사업관련	2,448	51.00	32,378	0	346	2,448	51.00	32,724	1,519	
		"	세메스㈜	사업관련	1,277	63.87	-17,781	0	-7,045	1,277	63.87	-24,829	22,808	
		"	서울통신기술㈜	사업관련	3,933	35.76	47,020	0	9,109	3,933	35.74	56,129	22,213	
		"	삼성경제연구소㈜	경영참가 등	3,576	29.80	34,535	0	-9,593	3,576	29.80	24,942	42	
		"	삼성에스디에스㈜	경영참가 등	11,978	21.27	178,123	0	45,253	11,978	21.27	223,376	232,968	
		"	삼성네트웍스㈜	경영참가 등	23,956	23.07	61,205	0	6,803	23,956	23.07	68,007	56,956	
		"	삼성라이온즈㈜	경영참가 등	55	27.50	0	0	-102	55	27.50	-102	-374	
		"	세크론㈜	사업관련	405	50.63	2,374	0	-2,175	405	50.63	198	-5,532	
		"	삼성전자서비스㈜	사업관련	6,000	83.33	46,020	0	2,100	6,000	83.33	48,121	2,269	
		"	엠이엠씨코리아㈜)	사업관련	3,440	20.00	35,245	0	41	3,440	20.00	35,286	14,879	
		"	삼성코닝정밀유리	경영참가 등	7,512	42.54	1,246,710	0	524,498	7,512	42.54	1,771,209	1,828,627	
		"	삼성탈레스㈜	경영참가 등	13,500	50.00	128,020	0	18,936	13,500	50.00	146,956	37,851	
		"	리빙프라자㈜	사업관련	767	100.00	125,180	0	-7,657	767	100.00	117,523	-6,475	
		"	삼성전자로지텍㈜	사업관련	1,011	100.00	39,745	0	6,923	1,011	100.00	46,669	6,894	
		"	보광 1호 부품	사업관련		50.00	10,500	0	-105		50.00	10,395	650	
		"	SVC 4호 투자조합	사업관련	1	65.67	112,102	0	-10,009	1	65.67	102,093	-2,172	
		"	SVC 5호 투자조합	사업관련	0.3	99.00	13,996	0	-13,996	0	0.00	0	0	청산
		"	SVC 6호 투자조합	사업관련	0.4	99.00	33,374	0	-3,561	0.4	99.00	29,813	-3,597	
		"	SVC 7호 투자조합	사업관련	0.1	99.00	15,244	0	-876	0.1	99.00	14,368	-885	
		"	에스엘시디(주)	사업관련	350,000	50.00	1,680,254	0	111,857	350,000	50.00	1,792,110	205,463	
		상장	삼성중공업㈜	경영참가 등	40,676	17.61	1,635,161	0	-715,891	40,676	17.61	919,269	627,343	
		"	삼성정밀화학㈜	경영참가 등	2,165	8.39	95,259	0	-12,016	2,165	8.39	83,243	85,289	
		"	호텔신라㈜	경영참가 등	2,005	5.01	45,106	0	-19,346	2,005	5.01	25,761	24,943	
		"	제일기획㈜	경영참가 등	120	2.61	33,825	0	-10,436	120	2.61	23,390	87,467	

구분	계정과목		법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		기말잔액			피출자법인의 최근사업연도 당기순이익	비 고
					수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액		
		비상장	삼성석유화학㈜	경영참가 등	514	12.96	8,040	0	0	514	12.96	8,040	-55,051	
		"	삼성종합화학㈜	경영참가 등	1,914	3.91	19,143	0	0	1,914	3.91	19,143	111,787	
		"	기협기술금융㈜(舊 기협파이낸스(주))	사업관련	1,000	17.24	5,000	0	0	1,000	17.24	5,000	1,317	
		"	부산신항만㈜	사업관련	1,135	1.15	5,677	0	0	1,135	1.15	5,677	-48,955	
		"	한국경제신문㈜	경영참가 등	72	0.39	365	0	0	72	0.39	365	9,616	
		"	지이삼성조명㈜	사업관련	80	10.00	272	-80	-272	0	0.00	0	2,166	매각
		"	부룩스 오토메이션 아시아㈜	사업관련	219	19.00	368	0	0	219	19.00	368	222	
		"	삼성벤처투자㈜	사업관련	980	16.33	4,900	0	0	980	16.33	4,900	942	
		"	블루버드소프트㈜	사업관련	140	17.00	2,441	0	0	140	17.00	2,441	2,393	
		"	㈜알티캐스트	사업관련	1,650	11.96	482	-1,650	-482	0	0.00	0	3,482	매각
		"	㈜아이마켓코리아	사업관련	380	14.10	1,900	0	0	380	14.10	1,900	13,962	
		"	㈜싸이버뱅크	사업관련	1,083	7.46	0	0	0	1,083	7.46	0	-7,314	
		"	한국디지털위성방송	사업관련	600	0.71	3,000	0	0	600	0.71	3,000	43,194	
		"	화인칩스	사업관련	2	4.76	10	0	0	2	4.76	10	141	
		"	(주)인터내셔널 사이버마케팅(ICM)	사업관련	450	45.00	0	0	0	450	45.00	0	710	
		"	TU미디어(주)	사업관련	3,015	5.62	15,076	0	0	3,015	5.62	15,076	-74,837	
		"	이트로닉스(주)	사업관련	0	0.00	0	0	0	0	0.00	0	240,529	
		"	용평리조트(주)	사업관련	400	1.05	1,869	0	0	400	1.05	1,869	-2,775	
		"	삼보컴퓨터(주)	사업관련	1	0.00	0	0	0	1	0.00	0	96,574	
		"	삼성전자축구단(주)	사업관련				400	2,000	400	100.00	2,000	0	신규출자
해외	매도가능증권	비상장	SECA	해외거점확보		100.00	73,029	0	17,893		100.00	90,922	11,140	
		"	SEA	해외거점확보	386	100.00	1,791,662	40	1,829,395	426	100.00	3,621,057	-43,698	유상증자
		"	SELA	해외거점확보	40	100.00	57,636	0	29,326	40	100.00	86,962	7,327	
		"	SEM	해외거점확보	868	100.00	22,373	532	31,465	1,400	100.00	53,838	-18,483	유상증자
		"	SEASA	해외거점확보	21,854	98.00	4,807	0	1,971	21,854	98.00	6,779	849	
		"	SEDA	해외거점확보		100.00	206,140	0	106,227		100.00	312,367	112,919	
		"	CMLA LLC	사업관련		25.00	654	0	3,461		25.00	4,115	11,424	
		"	SESA	해외거점확보	8,021	100.00	106,487	0	35,605	8,021	100.00	142,091	1,777	
		"	SENA	해외거점확보	1,000	100.00	52,637	0	16,734	1,000	100.00	69,372	9,936	
		"	SEH	해외거점확보	753	100.00	521,042	0	129,114	753	100.00	650,157	-5,503	
		"	SEP	해외거점확보	1,751	100.00	27,277	0	10,338	1,751	100.00	37,616	2,622	
		"	SEF	해외거점확보	2,700	100.00	152,345	0	81,770	2,700	100.00	234,115	32,139	
		"	SEUK	해외거점확보	109,546	100.00	338,579	0	94,623	109,546	100.00	433,202	89,248	
		"	SEHG	해외거점확보		100.00	180,355	0	174,490		100.00	354,846	68,864	
		"	SEAG	해외거점확보		100.00	20,920	0	11,242		100.00	32,162	4,439	
		"	SEI	해외거점확보	677	100.00	98,409	0	44,772	677	100.00	143,181	16,252	
		"	SEBN	해외거점확보	2,260	100.00	186,489	0	150,964	2,260	100.00	337,453	25,735	유상증자
		"	ELS	해외거점확보	1,306	100.00	8,907	0	15,382	1,306	100.00	24,288	8,117	
		"	SEPOL	해외거점확보	106	100.00	56,642	0	21,625	106	100.00	78,267	18,614	
		"	SSA	해외거점확보	2,000	100.00	25,228	0	7,394	2,000	100.00	32,622	8,275	
		"	SESK	해외거점확보		55.69	228,502	0	35,265		55.69	263,767	-55,560	
		"	SELSK	해외거점확보		0.00	0	0	11		0.00	11	1,311	
		"	SEO	해외거점확보		100.00	-7,151	0	-2,892		100.00	-10,043	-22,030	
		"	SRSC	해외거점확보		100.00	7,775	0	436		100.00	8,211	378	
		"	SERC	해외거점확보		100.00	92,859	0	-5,831		100.00	87,028	-30,839	
		"	SERK	해외거점확보		100.00	9,168	0	102,335		100.00	111,504	-16,163	유상증자
		"	SEAU	해외거점확보	53,200	100.00	91,568	0	20,395	53,200	100.00	111,964	15,468	
		"	SEMA	해외거점확보	16,247	100.00	117,546	0	36,057	16,247	100.00	153,602	28,201	

구분	계정과목	법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		기말잔액			피출자법인의 최근사업연도 당기순이익	비 고
				수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액		
	"	SGE	해외거점확보		100.00	25,195	0	7,603		100.00	32,798	-3,510	
	"	SEIN	해외거점확보	46	99.99	106,669	0	12,240	46	99.99	118,909	-23,407	
	"	SDMA	해외거점확보	71,400	75.00	171,201	0	73,181	71,400	75.00	244,382	40,345	
	"	SIEL	해외거점확보	180,121	100.00	63,561	0	2,186	180,121	100.00	65,747	-11,347	
	"	SAPL	해외거점확보	42,911	70.00	261,398	0	39,768	42,911	70.00	301,166	36,194	
	"	SAVINA	해외거점확보		80.00	21,682	0	12,767		80.00	34,449	10,027	
	"	TSE	해외거점확보	11,020	91.83	206,212	0	72,951	11,020	91.83	279,163	89,797	
	"	STE	해외거점확보		49.00	3,260	0	1,215		49.00	4,474	540	
	"	SEPHIL	해외거점확보	9,876	100.00	48,113	0	30,805	9,876	100.00	78,919	11,601	
	"	SISO	해외거점확보	17	100.00	19,874	0	11,912	17	100.00	31,787	9,646	
	"	STI	해외거점확보	44,000	100.00	10,735	0	-1,218	44,000	100.00	9,516	3,473	
	"	SME	해외거점확보	17,100	100.00	1,382	0	6,262	17,100	100.00	7,644	2,842	
	"	SEAH	해외거점확보		100.00	184,816	0	159,724		100.00	344,540	-34,536	유상증자
	"	SEHK	해외거점확보	274,250	100.00	57,181	0	21,852	274,250	100.00	79,033	4,047	
	"	SET	해외거점확보	27,270	100.00	68,100	0	44,849	27,270	100.00	112,949	20,332	
	"	SESS	해외거점확보		100.00	294,174	0	189,750		100.00	483,923	39,126	유상증자
	"	SOIC	해외거점확보		100.00	342,872	0	168,768		100.00	511,641	5,286	
	"	SEHZ	해외거점확보		89.56	82,614	0	172,921		89.46	255,535	76,885	유상증자
	"	TSED	해외거점확보		54.67	30,429	0	-1,098		54.67	29,331	17,941	
	"	SSEC	해외거점확보		78.19	82,971	0	47,580		78.19	130,551	-2,892	
	"	TSEC	해외거점확보		81.07	123,612	0	-19,126		81.07	104,486	41,073	
	"	SST	해외거점확보		90.00	29,745	0	35,574		90.00	65,319	37,275	
	"	TSTC	해외거점확보		90.00	272,574	0	217,467		90.00	490,041	52,787	
	"	SSM	해외거점확보		49.00	2,393	0	-3,579		49.00	-1,186	-15,209	지분인수
	"	SSKMT	해외거점확보		60.00	49,751	0	52,444		60.00	102,196	14,208	
	"	SESL	해외거점확보		100.00	200,139	0	113,258		100.00	313,397	30,373	
	"	SESC	해외거점확보		87.60	37,469	0	-3,441		87.60	34,028	-26,182	
	"	SSS	해외거점확보		100.00	2,398	0	16,791		100.00	19,189	7,281	
	"	SEHF	해외거점확보		100.00	51,398	0	33,690		100.00	85,088	22,365	
	"	HSEN	해외거점확보		70.00	569	0	-569		0.00	0	0	청산
	"	SSCR	사업관련		100.00	4,625	0	4,707		100.00	9,332	700	유상증자
	"	SJC	해외거점확보	795	50.96	67,724	0	143,646	795	50.96	211,370	45,526	
	"	SYRI	해외거점확보	122	100.00	54,126	0	38,457	122	100.00	92,582	2,380	
	"	TSST Japan	해외거점확보		49.03	35,497	0	-24,360		49.03	11,137	-18,762	
	"	SCT	사업관련	5	67.00	135	0	0	5	67.00	135	0	
	"	SDIB	사업관련	2,025	0.08	55	-1,440	-55	586	0.08	0	-7,907	유상감자
	"	Semiconductor Portal	사업관련		1.21	9	0	0		1.21	10	-19	
	"	Symbian	사업관련	10,360	4.50	31,839	0	-31,839	0	0.00	0	0	매각
	"	SECH	사업관련		99.99	597	0	0		99.99	597	11	
	"	T3G	사업관련		16.90	9,164	0	-9,164		0.00	0	0	매각
	"	MTLD Top Domain Ltd.	사업관련	600	5.00	754	0	0	600	5.00	754	-3,074	
	"	INPHI	사업관련	2,732	6.40	4,171	0	0	2,732	6.40	4,171	-1,845	
	"	FTS	사업관련	80	28.60	320	0	0	80	28.60	320	179	
	"	SETK	해외거점확보		100.00	926	0	0		100.00	926	442	
합 계						16,944,151		4,574,407			21,518,558		

※ 취득(처분)가액은 지분법 및 감액 등 금전의 수수를 수반하지 않는 증가/감소를 포함함

VI. 주주에 관한 사항

1. 주주의 분포

가. 최대주주 및 그 특수관계인의 주식소유 현황

[2008년 12월 31일 현재] (단위 : 주, %)

성 명	관 계	주식의 종류	소유주식수(지분율)						변동 원인
			기 초		증 가	감 소	기 말		
			주식수	지분율	주식수	주식수	주식수	지분율	
이건희	본인	보통주	2,739,939	1.86	2,245,525	0	4,985,464	3.38	실명전환
이건희	본인	우선주	0	0.00	12,398	0	12,398	0.05	실명전환
삼성물산	특수관계인	보통주	5,917,362	4.02	0	0	5,917,362	4.02	
삼성복지재단	특수관계인	보통주	89,683	0.06	0	0	89,683	0.06	
삼성문화재단	특수관계인	보통주	37,615	0.03	0	0	37,615	0.03	
홍라희	특수관계인	보통주	1,083,072	0.74	0	0	1,083,072	0.74	
이재용	특수관계인	보통주	840,403	0.57	0	0	840,403	0.57	
삼성생명	특수관계인	보통주	10,622,814	7.21	0	0	10,622,814	7.21	
삼성생명	특수관계인	우선주	879	0.00	0	0	879	0.00	
삼성생명 (특별계정)	특수관계인	보통주	66,078	0.04	612,983	258,716	420,345	0.29	장내매매 등
삼성생명 (특별계정)	특수관계인	우선주	84,730	0.37	457,616	455,451	86,895	0.38	장내매매
삼성화재	특수관계인	보통주	1,856,370	1.26	0	0	1,856,370	1.26	
이윤우	특수관계인	보통주	10,000	0.01	0	0	10,000	0.01	
최도석	특수관계인	보통주	13,151	0.01	12,883	14,883	11,151	0.01	스톡옵션 행사 및 장내매도
Goran S. Malm	특수관계인	보통주	415	0.00	329	0	744	0.00	장내매수
이재웅	특수관계인	보통주	50	0.00	0	0	50	0.00	
윤종용	-	보통주	46,300	0.03	0	46,300	0	0.00	사임
이학수	-	보통주	13,884	0.01	0	13,884	0	0.00	사임
김인주	-	보통주	1,040	0.00	0	1,040	0	0.00	임기만료 사임
계		보통주	23,338,176	15.84	2,871,720	334,823	25,875,073	17.57	
		우선주	85,609	0.37	470,014	455,451	100,172	0.44	
		합 계	23,423,785	13.77	3,341,734	790,274	25,975,245	15.27	

최대주주명 : 이건희 특수관계인의 수 : 11 명

나. 5%이상 주주의 주식소유 현황

[2008년 12월 31일 현재] (단위 : 주, %)

순위	성명(명칭)	보통주		우선주		소계	
		주식수	지분율	주식수	지분율	주식수	지분율
1	Citibank N.A	8,661,570	5.88	3,402,937	14.90	12,064,507	7.09

순위	성명(명칭)	보통주		우선주		소계	
		주식수	지분율	주식수	지분율	주식수	지분율
2	삼성생명	11,043,159	7.50	87,774	0.38	11,130,933	6.54
합 계		19,704,729	13.38	3,490,711	15.29	23,195,440	13.63

※ 최근 주주명부폐쇄일인 '08.12.31日字 기준임.

※ 삼성생명 보유주식수 및 지분율은 특별계정 포함 기준임.

※ Capital Research and Management Company는 2008.5.6日字 주식등의 대량보유상황보고서를 통해 보유주식이 보통주 7,409,604주(지분율 5.03%)에서 보통주 5,837,137주(지분율 3.96%)로 감소하였다고 보고함.

※ 국민연금공단은 2009.3.2日字 주식등의 대량보유상황보고서를 통해 보유주식이 보통주 8,691,647주 (지분율 5.90%)로 증가하였다고 보고함.

다. 주주 분포

[2008년 12월 31일 현재] (단위 : 명, 주, %)

구 분	주주수	비 율	주식수	비 율	비 고
소액주주 합계	156,492	99.97	94,675,524	55.65	
소액주주 (법인)	4,747	3.03	82,694,094	48.61	
소액주주 (개인)	151,745	96.94	11,981,430	7.04	
최대주주 등	40	0.03	25,975,245	15.27	주주수 40인 : 삼성생명 특별계정은 각기 별도 주주로 계산
주요주주	0	0.00	0	0.00	
기타주주 합계	7	0.00	49,481,995	29.08	
기타주주 (법인)	7	0.00	49,481,995	29.08	
기타주주 (개인)	0	0.00	0	0.00	
합 계	156,539	100.00	170,132,764	100.00	

※ 최근 주주명부폐쇄일인 '08.12.31日字 기준임.

라. 최근 3년간 최대주주의 변동 현황

(단위 : 주, %)

최대주주명	최대주주 변동일/지분변동일	소유주식수	지분율	비 고
이건희	2006년 1월 1일 현재	23,690,097	16.08	-
이건희	2006년 12월 31일 현재	23,338,168	15.84	351,929주 감소
이건희	2007년 12월 31일 현재	23,338,176	15.84	8주 증가
이건희	2008년 12월 31일 현재	25,875,073	17.57	2,536,897주 증가

※ 최대주주 외 특수관계인의 보통주 소유주식수 및 지분율이 합산된 수치임.

※ 연간 증감 내역

- '06년 : 삼성 이건희장학재단 (37만주) 특수관계인에서 제외 等
- '07년 : 삼성증권 보유주식 처분 (1주) 및 사외이사(Goran S. Malm) 장내매수 (9주)

· '08년 : 주식 실명전환에 따른 최대주주 이건희의 소유주식 증가 (2,245,525주) 및
삼성생명 특별계정 장내매매 (354,267주 증가) 등

2. 주식사무

정관상 신주인수권의 내용	1. 본 회사가 발행할 신주의 주주인수에 관하여는 제 8조 제6항에서 정하는 바에 따라 그 소유주식수에 비례하여 신주를 배정하며, 주주가 신주인수권을 포기 또는 상실하거나 신주 배정시 단수주가 발생 하였을 경우에는 이사회 결의에 따라 이를 처리한다. 2. 제1항의 규정에도 불구하고 다음 각 호의 경우에는 주주외의 자에게 신주를 배정할 수 있다. ① 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 신주를 모집하거나 인수인에게 인수하게 하는 경우 ② 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 우리사주조합원에게 신주를 우선배정하는 경우 ③ 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 주식예탁증서(DR) 발행에 따라 신주를 발행하는 경우 ④ 제11조의 3에 의하여 일반공모증자 방식으로 신주를 발행하는 경우 ⑤ 제11조의 4에 의하여 주식매수선택권의 행사로 인하여 신주를 발행하는 경우 ⑥ 긴급한 자금의 조달을 위하여 국내외 금융기관 또는 기술도입 등을 필요로 그 제휴회사에게 이사회 결의로 회사의 보통주식 또는 우선주식을 발행주식 총수의 100분의 30을 초과하지 않는 범위내에서 신주를 발행하는 경우. 다만, 이 경우 신주의 발행가격은 증권거래법시행령 제 84조 의5의 규정에서 정하는 가격 이상으로 한다. ☞(주) 제 8조 6항 본 회사가 유상증자, 무상증자, 주식배당을 실시하는 경우, 보통주식에 대하여는 보통주식을, 우선주식에 대하여는 동일한 조건의 우선주식을 각 그 소유주식 비율에 따라 발행하는 것을 원칙으로 한다. 다만, 회사는 필요에 따라서 유상증자나 주식배당시 한가지 종류의 주식만을 발행할 수도 있으며 이 경우 모든 주주는 그 발행되는 주식에 대하여 배정 또는 배당을 받을 권리를 갖는다. ☞ (주) 제11조의3 (일반공모증자) 1.본 회사는 발행주식총수의 100분의 30을 초과하지 않는 범위내에서 증권거래법 제189조의 3의 규정에서 정하는 방법에 따라 이사회의 결의로 일반공모증자방식에 의하여

	신주를 발행할 수 있다. 2.일반공모증자방식에 의하여 신주를 발행하는 경우에는 발행할 주식의 종류와 수 및 발행가격 등은 이사회의 결의로써 정한다. 다만,이 경우 신주의 발행가격은 증권거래법시행령 제84조의 5의 규정에서 정하는 가격 이상으로 한다. ☞ (주) 제11조의4 (주식매수선택권) 1. 본 회사는 임· 직원(증권거래법 제189조의4 제1항에서 규정하는 관계회사의 임· 직원을 포함한다. 이하 이 조에서 같다)에게 증권거래법이 허용하는 한도내에서 증권거래법 제189조의4의 규정에 의한 주식매수선택권을 주주총회의 특별결의로 부여할 수 있다. 다만, 관계법령이 정하는 한도까지 임 · 직원(본 회사의 이사를 제외한다)에게 이사회 결의로써 주식매수선택권을 부여할 수 있다. 2. 주식매수선택권을 부여받을 자는 회사의 설립· 경영· 해외영업 또는 기술혁신 등에 기여하거나 기여할 수 있는 임· 직원으로하되 관계법령에서 주식매수선택권을 부여받을 수 없는 자로 규정한 임· 직원은 제외한다. 3. 주식매수선택권의 행사로 교부할 주식(주식매수선택권의 행사가격과 시가와의 차액을 현금 또는 자기주식으로 교부하는 경우에는 그 차액의 산정기준이 되는 주식을 말한다) 은 기명식 보통주식 또는 기명식 우선주식으로 한다. 4. 주식매수선택권의 행사로 교부할 수 있는 주식의 총수는 관계법령에서 허용하는 한도까지로 한다. 5. 주식매수선택권은 이를 부여하는 주주총회 또는 이사회의 결의일로부터 2년이 경과한 날로부터 8년이내에서 각 해당 주주총회 또는 해당 이사회의 결의로 정하는 행사만료일까지 행사할 수 있다. 단, 이 경우 주식매수선택권을 부여받은 자는 관계법령이 정하는 경우를 제외하고는 본문의 규정에 의한 결의일로부터 2년 이상 재임 또는 재직하여야 이를 행사할 수 있다. 6. 주식매수선택권의 내용, 행사가격 등 주식매수선택권의 조건은 관계법령 및 정관이 정하는 바에 따라 주주총회의 특별결의 또는 이사회 결의로 정하되, 관계법령 및 정관에서 주주총회 또는 이사회의 결의사항으로 규정하지 않은 사항은 이사회 또는 이사회로부터 위임받은 위원회에서 결정할 수 있다. 7. 다음 각호의 1에 해당하는 경우에는 이사회의 결의로 주식매수선택권의 부여를 취소할 수 있다. 1. 임· 직원이 주식매수선택권을 부여받은 후 임의로 퇴임하거나 퇴직한 경우 2. 임· 직원이 고의 또는 과실로 회사에 중대한 손해를 초래하게 한 경우

	3. 기타 주식매수선택권 부여계약에서 정한 취소 사유가 발생한 경우			
결 산 일	12월 31일	정기주주총회	매 사업년도 종료후 3월 이내	
주주명부폐쇄기간			1월 1일부터 1개월 間	
주권의 종류	1,5,10,50,100,500,1000,10000(8종)			
명의개서대리인	한국예탁결제원(T:3774-3000): 서울시 영등포구 여의도동 34-6번지			
주주의 특전	없음		공고게재신문	중앙일보

3. 최근 6개월 간의 주가 및 주식 거래실적

가. 국내증권시장

(단위 : 원, 천주)

종 류		'08.7월	8월	9월	10월	11월	12월
보통주	최 고	636,000	595,000	567,000	560,000	516,000	489,500
	최 저	544,000	516,000	506,000	407,500	423,000	427,000
월간거래량		13,759	9,048	13,788	17,777	13,814	12,581
우선주	최 고	456,000	411,500	392,500	367,500	340,000	293,500
	최 저	361,000	365,000	360,000	258,000	278,500	258,000
월간거래량		790	554	589	1,173	774	1,024

나. 해외증권시장

[증권거래소명 : 런던 증권거래소(보통주)] (단위 : $, 천DR)

종 류		'08.7월	8월	9월	10월	11월	12월
보통주	최 고	303.50	286.25	251.00	230.00	199.00	189.50
	최 저	270.00	235.00	224.00	137.00	133.25	138.50
월간거래량		1,355	907	2,458	2,123	1,917	1,249

[증권거래소명 : 룩셈부르크 증권거래소(우선주)] (단위 : $, 천DR)

종 류		'08.7월	8월	9월	10월	11월	12월
우선주	최 고	212.50	197.25	176.50	154.00	131.50	111.0
	최 저	178.50	167.00	153.50	83.50	86.60	88.40
월간거래량		109	38	149	175	50	95

VII. 임원 및 직원 등에 관한 사항

1. 임원의 현황

(단위 : 주)

직 명 (상근여부)	등기임원 여부	성 명	생년월일	약 력	담당업무	소유주식수		비 고
						보통주	우선주	
대표이사 부회장 (상근)	등기임원	이윤우	1946.06.26	삼성전자 반도체총괄 대표이사 사장	전사 경영전반 총괄	10,000	0	중임
대표이사 사장 (상근)	등기임원	최도석	1949.05.03	삼성전자 경영지원총괄 사장	전사 경영지원업무 총괄	11,151	0	중임
사외이사 (비상근)	등기임원	정귀호	1939.08.04	대법원 대법관	전사 경영전반에 대한 업무	0	0	중임
사외이사 (비상근)	등기임원	황재성	1944.02.01	서울지방 국세청장	전사 경영전반에 대한 업무	0	0	중임
사외이사 (비상근)	등기임원	이갑현	1943.08.18	한국외환은행장	전사 경영전반에 대한 업무	0	0	중임
사외이사 (비상근)	등기임원	윤동민	1945.04.04	법무부 보호국 국장	전사 경영전반에 대한 업무	0	0	신임
사외이사 (비상근)	등기임원	이재웅	1942.05.02	성균관대학교 부총장	전사 경영전반에 대한 업무	50	0	신임
사외이사 (비상근)	등기임원	Goran S. Malm	1947.03.14	GE Asia-Pacific 사장 / GE Senior VP	전사 경영전반에 대한 업무	744	0	중임
사외이사 (비상근)	등기임원	박오수	1952.12.24	한국인사조직학회 회장	전사 경영전반에 대한 업무	0	0	신임

※ 상기 등기임원 현황은 '08년 12월 31일 기준임.

- 신임임원현황 ('09.03.13 정기주주총회에서 선임)

직 명 (상근여부)	등기임원 여부	성 명	생년월일	약 력	담당업무	소유주식수		비 고
						보통주	우선주	
사장 (상근)	등기임원	최지성	1951.02.02	정보통신총괄	DMC부문장	16,000	0	신임
사장 (상근)	등기임원	윤주화	1953.11.26	경영지원팀장	감사팀장	13,020	0	신임
부사장 (상근)	등기임원	이상훈	1955.04.25	전략지원팀 담당임원	사업지원팀장	2,473	0	신임

○ 타회사 임원겸직 현황

겸직현황		겸 직 회 사			비 고
성 명	직 위	회사명	직 위	담당업무	
이윤우	대표이사 부회장	에스엘시디 주식회사	이 사	비상근	

○ 미등기임원현황

직 위	성 명	생년월일	담당업무	약 력	학 력
사장	이상완	19500322	종합기술원장	LCD총괄	연세대(碩士)
사장	권오현	19521015	반도체사업담당	반도체총괄	Stanford Univ.(博士)
사장	이창렬	19491009	일본본사장	일본본사장	한양대
사장	박근희	19531101	중국본사장	중국본사장	청주대
사장	최지훈	19570919	디지털프린팅사업부장	보좌역	George Washington Univ.(碩士)
사장	장원기	19550202	LCD사업부장	HD LCD사업부장	연세대(碩士)
사장	윤부근	19530206	영상디스플레이사업부장	영상디스플레이 개발팀장	한양대
사장	김현종	19590927	해외법무담당		Columbia Univ.(博士)
부사장	조수인	19561213	메모리사업부장	메모리제조센터장	아주대(碩士)
부사장	최광해	19560109	보좌역	전략지원팀장	서울대
부사장	우남성	19530107	System LSI사업부장	System LSI SOC개발실장	Univ. of Maryland, Coll. Park(博士)
부사장	최진균	19490328	생활가전사업부장	스토리지사업부장	중앙대
부사장	김운섭	19521001	네트워크사업부장	정보통신 경영지원실장	경북대(碩士)
부사장대우	김상균	19580708	법무실 담당임원	법무실 담당임원	서울대
부사장	신종균	19560116	무선사업부장	무선 개발실장	광운대
부사장	이호수	19521215	Media Solution센터장	소프트웨어연구소장	Northwestern Univ.(博士)
부사장	전동수	19580801	메모리 전략마케팅팀장	디지털AV사업부장	경북대(碩士)
부사장	정현량	19530824	안식년	일본본사 담당임원	성균관대
부사장	고영범	19581226	SAS법인장	SAS 담당임원	Osaka Univ.(博士)
부사장	최창식	19540106	System LSI Foundry센터장	System LSI제조센터장	North Carolina State Univ.(博士)
부사장	최창수	19501020	북미총괄	무선 전략마케팅팀장	인하대
부사장	방인배	19540116	한국총괄 담당임원	국내영업 B2B영업팀장	고려대
부사장	정유성	19561124	경영전략팀장	인사지원팀장	한양대
부사장	이인용	19570308	커뮤니케이션팀장	홍보팀장	서울대
부사장	신상흥	19521110	구주총괄	영상전략마케팅팀장	경북대
부사장	김종중	19560707	업무지원실장	전략지원팀 담당임원	고려대
전무대우	권기섭	19590905	법무팀장	법무팀 담당임원	Quinnipiac Coll.(博士)
전무	김준	19580103	경영전략팀 담당임원	회장실 담당임원	고려대
전무	김필영	19580521	네트워크 Internet Infra사업팀장	네트워크 Internet Infra사업팀 담당임원	경북대
전무	박하철	19620904	LCD 전략마케팅팀장	HD LCD마케팅팀장	Stanford Univ.(碩士)
전무대우	성열우	19590207	법무실 담당임원	법무실 담당임원	서울대
전무대우	윤지홍	19541016	디자인전략팀장	무선 전략마케팅팀 담당임원	한양대(碩士)
전무	이종석	19630426	Global마케팅실장	보좌역	Cornell Univ.(碩士)
전무	장형옥	19530720	천안· 탕정단지장	국내영업 담당임원	연세대
전무대우	강기중	19640226	법무실 담당임원	법무실 담당임원	New York Univ.(碩士)
전무	김광현	19550822	System LSI 전략마케팅팀장	System LSI ASIC개발팀장	Virginia Tech(博士)
전무	김봉영	19570120	감사팀 담당임원	경영컨설팅실장	한양대
전무대우	김상우	19611010	해외법무팀장	법무팀 담당임원	Columbia Univ.(碩士)
전무대우	김수목	19640518	법무실 담당임원	법무실 담당임원	서울대
전무	김종호	19570620	무선 Global제조센터장	무선 Global제조팀장	숭실대
전무	김태한	19560624	신사업팀 담당임원	신사업팀 담당임원	Univ. of Texas, Austin(博士)
전무	남성우	19570224	컴퓨터사업부장	경영혁신팀장	서강대
전무	박승룡	19560914	종합기술원 Emerging센터장	종합기술원 Digital System연구소장	한양대
전무	박용환	19560201	디지털프린팅 전략마케팅팀장	메모리 전략마케팅팀 담당임원	홍익대(碩士)
전무	유두영	19540510	중남미총괄	SEI법인장	한국외국어대
전무	이선종	19580524	경영지원팀장	재경팀 담당임원	고려대(碩士)
전무	하윤호	19541016	동남아총괄	디스플레이전략마케팅팀장	한국외국어대
전무	홍창완	19581130	영상디스플레이 PDP일류화T/F장	영상디스플레이 개발팀장	서울대
전무	공정택	19580403	DS 지적재산팀장	반도체 지적재산팀장	Duke Univ.(博士)
전무	김명국	19531001	LCD 자재구매팀장	AMLCD 구매팀장	숭실대
전무	김성식	19540722	TTSEC/TSED법인장	TSEC법인장	인하대
전무	김재권	19550826	무선 Global구매팀장	영상디스플레이 구매팀장	한국외국어대

직 위	성 명	생년월일	담당업무	약 력	학 력
전무	김철교	19580825	생산기술연구소장	생산기술혁신팀장	연세대(碩士)
전무	노기학	19570225	무선 중국휴대폰부문장	무선 전략마케팅팀 담당임원	영남대
전무	배병률	19551205	DMC 인사팀 담당임원	미래전략그룹장	숭실대
전무	변정우	19561228	스토리지사업부장	메모리제조센터장	경북대
전무	이돈주	19561013	무선 전략마케팅팀장	CIS총괄	Columbia Univ.(碩士)
전무	이재용	19680623	담당임원	COO	Harvard Univ.(博士)
전무	이택근	19550728	LCD 제조팀장	HD LCD제조팀장	홍익대
전무대우	이현동	19651003	법무실 담당임원	법무실 담당임원	서울대
전무	정현호	19600306	무선 지원팀장	전략지원팀 담당임원	Harvard Univ.(碩士)
전무	최병석	19580205	DS 지원팀장	LCD 지원팀장	경북대
전무	고양진	19560111	중국본사 담당임원	경협북경사무소장	경희대
전무	김양규	19550513	영상전략마케팅팀장	무선 전략마케팅팀 담당임원	Insa De Lyon (碩士)
전무	김영식	19581003	생활가전 지원팀장	해외지원팀장	고려대
전무	김헌성	19550802	SET법인장	Mobile LCD마케팅팀장	서울대
전무	문강호	19560206	SEHZ법인장	SEHZ법인장	성균관대
전무	박두의	19560128	일본본사 담당임원	디지털미디어 전략팀장	연세대
전무	박상범	19570627	CS환경센터장	CS경영센터장	성균관대
전무	박상탁	19560505	종합기술원 연구전략팀장	CTO 기술기획팀 담당임원	한양대
전무	신정수	19540724	서남아총괄	생활가전 전략마케팅팀장	한국외국어대
전무	심수옥	19620130	영상전략마케팅팀 담당임원	GMO 브랜드전략팀장	이화여대
전무대우	안승호	19590701	종합기술원 IP전략팀장	LCD 차세대연구소 담당임원	Santa Clara Univ.(博士)
전무	안재근	19570815	SSS법인장	반도체 인사팀장	동국대
전무대우	엄대현	19660315	법무실 담당임원	법무실 담당임원	한양대
전무	이건종	19570118	LCD 제조팀 담당임원	HD LCD사업부 담당임원	건국대(博士)
전무	이승구	19560316	중국본사 담당임원	디지털프린팅 지원팀장	숭실대
전무	최시돈	19590123	Test&Package센터장	Device Packaging센터장	경북대(碩士)
전무	최신형	19601115	경영전략팀 담당임원	전략지원팀 담당임원	부산대
전무	허흔	19531012	LCD Module센터장	경영혁신팀 담당임원	영남대
전무대우	강선명	19631220	법무실 담당임원	법무실 담당임원	고려대
전무	길영준	19561208	종합기술원 기술기획팀장	SISA법인장	한국과학기술원(博士)
전무	김준식	19580228	DMC 홍보팀장	업무지원실 담당임원	고려대
전무	박동건	19590218	메모리제조센터장	메모리 DRAM PA팀장	Univ. of California, Berkeley(博士)
전무	박재순	19600806	한국총괄	SEA DCE Div.장	성균관대
전무	박제승	19551002	생활가전 전략마케팅팀장	생활가전 전략마케팅팀 담당임원	연세대
전무	배경태	19570117	중아총괄	SEPOL법인장	동국대
전무	백남육	19571010	한국총괄 전략유통영업팀장	국내영업 마케팅팀장	성균관대(碩士)
전무	서병삼	19570603	SSEC법인장	조리기기사업팀장	아주대
전무	손대일	19561221	STA법인장	통신 경영지원실 담당임원	MIT(碩士)
전무	연제훈	19580314	경영전략팀 담당임원	인사지원팀 담당임원	홍익대
전무	이석명	19570424	중국본사 담당임원	중국본사 담당임원	마산상고
전무	이선용	19580205	Infra지원센터장	System LSI FAB팀장	광운대
전무	이효종	19560626	네트워크 전략마케팅팀장	네트워크 전략마케팅팀 담당임원	한양대(碩士)
전무	전용배	19611106	경영전략팀 담당임원	전략지원팀 담당임원	서울대(碩士)
전무	조남성	19590609	메모리 마케팅팀장	일본본사 담당임원	한국과학기술원(碩士)
전무	조현탁	19570417	네트워크영업팀장	네트워크영업팀 담당부장	경북대
전무	조홍식	19570322	무선 전략마케팅팀 담당임원	무선 상품기획팀 담당임원	숭실대
전무	홍완훈	19591014	SSI법인장	메모리 마케팅팀장	인하대
상무대우	김윤근	19640718	중국본사 담당임원	법무실 담당임원	서울대
상무대우	신영훈	19650119	법무실 담당임원	법무실 담당임원	경희대(碩士)
상무대우	안덕호	19680728	법무실 담당임원	법무실 담당임원	서울대
상무	김상현	19590514	DS 기획팀장	반도체 기획팀장	한양대
상무	도인록	19570618	VSS사업팀장	디지털AV Solution사업팀장	아주대(碩士)
상무	고동진	19610326	무선 개발관리팀장	무선 상품기획팀 담당임원	Univ. of Sussex(碩士)
상무	김영수	19560519	DMC 홍보팀 담당임원	경영기획팀 담당임원	Univ. of Hartford(碩士)

직 위	성 명	생년월일	담당업무	약 력	학 력
상무대우	김재현	19550605	해외법무팀 담당임원	법무팀 담당임원	New York Univ.(碩士)
상무	김종산	19551109	LCD Infra지원팀장	반도체 Infra기획팀장	전남대
상무	김지승	19600227	디지털프린팅 지원팀장	정보통신 지원팀장	고려대
상무	남병규	19590320	DMC 지원팀 담당임원	수원지원 지원팀장	홍익대(碩士)
상무	데이빗스틸	19660924	북미 마케팅팀장	북미 마케팅팀 담당임원	MIT(博士)
상무	박경정	19580527	Global ERP T/F장	Global ERP T/F 담당임원	영남대
상무	박명경	19610709	교육파견	회장실 담당임원	경희호텔전문대
상무	박명동	19590617	무선 전략마케팅팀 담당임원	무선 해외영업팀장	인하대
상무	박종환	19611217	생활가전 키친솔루션사업팀장	생활가전 지원팀 담당임원	연세대(碩士)
상무	방상원	19580618	DMC 기획팀 담당임원	일본본사 담당임원	한양대
상무	배창섭	19580807	LCD 지원팀장	HD LCD 지원팀장	Univ. of Illinois, Urbana-Champaign(碩士)
상무	심상배	19550318	한국총괄 전속유통영업팀장	국내영업 MD사업팀장	단국대
상무	옥경석	19580409	메모리 지원팀장	반도체 지원팀장	홍익대(碩士)
상무	원기찬	19590927	DMC 인사팀장	디지털미디어 인사팀장	성균관대
상무대우	이기옥	19670802	법무실 담당임원	법무실 담당임원	성균관대(碩士)
상무	전광호	19540326	경영지원팀 담당임원	재경팀 담당임원	성균관대
상무	조병학	19600814	System LSI 영업팀장	System LSI 기획팀장	서강대
상무	허상훈	19590819	LCD 품질보증팀장	무선 Global CS팀장	부산대
상무	고창범	19540523	DMC 경영혁신팀장	SEA ADC장	성균관대
상무	김정환	19580127	SESA법인장	GMO 마케팅전략팀장	한국외국어대
상무	김종인	19581010	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	경북대
상무	김진안	19560519	SEKZ법인장	국내영업 IT B2B영업팀 담당임원	Universite Laval(碩士)
상무	김학설	19581011	요코하마연구소 담당임원	요코하마연구소 담당임원	아주대(碩士)
상무	김홍식	19550410	중국 경영지원팀장	컴퓨터시스템 지원팀장	청주대
상무	민영성	19570313	북미 경영지원팀장	비데오 지원팀장	성균관대
상무	박종갑	19600802	한국총괄 B2B영업팀장	국내영업 B2B영업팀 담당임원	전북대
상무	박종서	19570505	일본본사 담당임원	시스템가전 구매팀장	건국대
상무	서치원	19570405	CIS총괄	중아총괄	연세대
상무	연제찬	19541204	생활가전 전략마케팅팀 담당임원	SEUC법인장	경희대
상무	우형래	19560308	네트워크 Internet Infra사업팀 담당임원	Moscow 통신지점장	연세대
상무	윤승철	19580305	SEIN-P법인장	기술총괄 지원팀장	경북대
상무	이강의	19590315	종합기술원 지원팀장	디지털프린팅 지원팀장	중앙대
상무	이선우	19590602	SEG법인장	SET법인장	Univ. of Warwick(碩士)
상무	이영우	19590118	무선 전략마케팅팀 담당임원	메모리 영업팀장	중앙대
상무	이영호	19590914	감사팀 담당임원	SDI 멕시코법인장	고려대(碩士)
상무	이재경	19580215	System LSI FAB팀장	메모리 EDS팀장	경북대
상무	이태협	19600511	무선 전략마케팅팀 담당임원	인력개발원 담당임원	State Univ. of New York, Stony Brook(碩士)
상무	전성호	19590717	영상전략마케팅팀 담당임원	영상전략마케팅팀 담당임원	홍익대
상무	전우헌	19581124	구미지원센터장	무선 인사팀장	경북대(碩士)
상무	정민형	19610214	DMC연구소 기술전략팀장	디지털미디어연구소 기술전략팀장	서울대
상무	정재륜	19590218	SESS법인장	System LSI 영업팀장	경북대
상무	조성래	19570426	상생협력실장	구매전략팀장 직무대행	경희대
상무	조용덕	19590306	LCD 전략마케팅팀 담당임원	LCD 기획팀장	Columbia Univ.(博士)
상무	지완구	19580208	LCD 경영혁신팀장	경영혁신팀 담당임원	국민대
상무	최승하	19590312	LCD 자재구매팀 담당임원	반도체 구매팀 담당임원	연세대(碩士)
상무	최우수	19570914	DS 인사팀장	인사팀 담당임원	동국대
상무	강경훈	19630809	인사팀 담당임원	인사지원팀 담당임원	경찰대
상무	김경조	19600320	LCD 전략마케팅팀 담당임원	일본본사 담당임원	고려대(碩士)
상무	김명수	19611016	DMC 지원팀장	경영지원팀 담당임원	부산대
상무	김병구	19560905	IRO	디지털프린팅 지원팀 담당부장	성균관대(碩士)
상무	김석필	19600911	SEF법인장	SEUK Set Div.장	Ecole des Hautes Etudes Commercial es(碩士)

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	김영하	19540403	중국 마케팅팀장	SESH법인장	서울대
상무	김학응	19590821	CIS 경영지원팀장	시스템가전 지원팀 담당임원	성균관대
상무	김행일	19570610	DMC 제조기술센터 담당임원	SDMA법인장	광운대
상무	김혁철	19570101	TSTC법인장	무선 제품기술팀장	경남대
상무	김형도	19621117	DMC 기획팀 경영기획그룹장	경영컨설팅실 담당임원	한양대
상무	김희석	19601025	TP센터 TP기술팀장	DP센터 DP기술팀장	조선대
상무대우	노시영	19560418	경영지원팀 담당임원	인사팀 담당임원	동아대
상무	박기언	19591201	System LSI 영업팀 담당임원	SAPL 반도체Div.장	성균관대
상무	박병대	19590214	SIEL-S 담당임원	무선 전략마케팅팀 담당임원	한국외국어대
상무대우	박승건	19570722	DMC연구소 IPS팀장	통신연구소 지적재산그룹장	서울대
상무	반상조	19580731	DMC 지원팀 담당임원	수원지원센터 담당임원	경남상고
상무	변상권	19570407	OMS운영팀장	OMS Global운영팀장	영남대(碩士)
상무	서덕건	19580512	TSE-P법인장	SEMA법인장	인하대
상무	성재현	19590518	한국총괄 경영지원팀장	국내영업 경영지원팀장	성균관대
상무	소병세	19620917	메모리 품질보증실장	메모리 Flash Solution팀장	Univ. of Wisconsin, Madison(博士)
상무	송성원	19621212	사업지원팀 담당임원	전략지원팀 담당임원	건국대
상무	심상필	19581023	네트워크 기획팀장	무선 전략마케팅팀 담당임원	경희대
상무	심순선	19611029	감사팀 담당임원	감사팀 담당부장	성균관대(碩士)
상무	엄규호	19570112	컴퓨터시스템 전략마케팅팀장	SEUK 담당부장	성균관대
상무	엄영훈	19600314	북미 SEA DCE Div.장	GMO 마케팅전략팀장	한국과학기술원(碩士)
상무	왕통	19620624	북경통신연구소장	북경통신연구소장	北京郵電大
상무	윤기천	19610115	LCD사업부 담당임원	HD LCD사업부 담당임원	경북대(碩士)
상무	이경주	19590411	사업지원팀 담당임원	정보통신 기획팀장	성균관대
상무	이기웅	19600224	LCD 인사팀장	LCD 경영지원팀 담당임원	한양대
상무	이명진	19580816	DS IR팀장	IR팀 담당임원	State Univ. of New York, Buffalo
상무대우	이상주	19700922	해외법무팀 담당임원	법무담당	Harvard Univ.(碩士)
상무	이상철	19600620	SEI법인장	SEBN법인장	인하대
상무	이용일	19600325	SECA법인장	컴퓨터시스템 Global운영팀장	MIT(碩士)
상무	이재형	19570918	SESK법인장	TTSEC/TSED법인장	경북대
상무	이정열	19610327	LCD 기획팀장	LCD 전략팀장	한국과학기술원(碩士)
상무대우	이항우	19570319	CS환경 Global서비스팀장	SEA CS Div.장	경북대
상무	임규호	19560617	북미 전략기획팀 담당임원	SEA 담당부장	홍익대
상무	전준영	19620516	종합기술원 연구전략팀 담당임원	종합기술원 전략운영그룹장	성균관대
상무	정규일	19570305	컴퓨터시스템 지원팀장	중국본사 담당임원	고려대
상무	정금용	19620609	DMC 인사팀 담당임원	인사팀 담당임원	충남대
상무	정기환	19581008	동남아 경영지원팀장	국내영업 경영지원팀 담당임원	한양대
상무	정사진	19570415	디지털프린팅 Global운영팀장	SSDP법인장	경북대(碩士)
상무	정일진	19560517	스토리지 구매그룹장	스토리지 구매팀장	성균관대
상무	조인수	19590201	메모리 FAB팀장	System LSI FAB팀장	경북대
상무	조진호	19590428	한국총괄 애니콜영업팀장	국내영업 애니콜영업팀장	동아대
상무	주효양	19610618	무선 중국휴대폰부문 담당임원	무선 전략마케팅팀 담당임원	북경대(碩士)
상무	최성호	19591202	영상디스플레이 지원팀장	구주 경영지원팀장	성균관대
상무	최영준	19620211	DS 지원팀 담당임원	교육파견	부산대
상무	한기엽	19600229	메모리 FAB팀장	메모리 FAB센터 담당임원	인하대
상무	한명섭	19570505	SAMEX법인장	영상디스플레이 Global CS팀장	아주대(碩士)
상무	한민호	19600226	DMC 인사팀 담당임원	수원지원 인사팀장	중앙대
상무	한우성	19580602	메모리 기술팀장	메모리 공정개발팀 담당임원	스위스연방공과대(博士)
상무	황득규	19590606	DS 구매팀장	반도체 구매팀 담당임원	Boston Univ.(碩士)
상무	강영호	19610127	컴퓨터시스템 전략마케팅팀 담당임원	메모리 전략마케팅팀 담당임원	Univ. of South Carolina(碩士)
상무	고열진	19580414	SEA ADC장	SAMEX 담당임원	경북대(碩士)
상무	권강현	19570110	MSC 컨텐츠서비스팀장	Mobile Solution센터 모바일운영그룹장	Univ. of Illinois, Urbana-Champaign(碩士)
상무	권계현	19640701	GMO 담당임원	홍보팀 담당임원	Univ.of Edinburgh(碩士)
상무	김경섭	19640103	LCD 전략마케팅팀 담당임원	LCD기술센터 담당임원	한양대(碩士)

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	김경헌	19601221	경협사무국 담당임원	영상디스플레이 지원팀 담당부장	Univ. of Chicago(碩士)
상무	김규출	19600323	종합기술원 연구전략팀 담당임원	인도연구소장	성균관대
상무	김기태	19591129	메모리 영업팀 담당임원	메모리 영업팀장	전북대
상무	김병균	19630709	DMC 지원팀 담당임원	경영혁신팀 담당임원	Stanford Univ.(碩士)
상무대우	김영준	19590812	디자인연구소장	영상전략마케팅팀 수석	영남대
상무	김의탁	19580604	한국총괄 마케팅팀장	국내영업 마케팅팀 담당임원	한국외국어대
상무	김인회	19640625	일본본사 담당임원	일본본사 담당부장	한국과학기술원(碩士)
상무	김전득	19591121	생활가전 Global제조팀장	SEPHIL법인장	국민대
상무	김진식	19601023	중남미 경영지원팀장	해외지원팀 담당임원	연세대
상무	김태룡	19590722	메모리 FAB팀장	SAS 담당임원	경북대
상무	김태성	19590809	DS 구매팀 담당임원	메모리 생산기술팀장	홍익대
상무대우	김하수	19571103	무선 제품기술팀 담당임원	메카 담당부장	창원전문대
상무	김홍기	19610717	Global ERP T/F 담당임원	경리팀 담당부장	고려대
상무	류인	19601021	SSEC 담당임원	컴퓨터시스템 지원팀장	서울대
상무	박광기	19630525	TSE-S법인장	인사팀 담당임원	Chulalongkon University(碩士)
상무	박영규	19590920	메모리 기술팀장	메모리 설비개발팀장	고려대(博士)
상무	박영욱	19630412	SSW 담당임원	반도체 기획팀 담당임원	한국과학기술원(博士)
상무	박우순	19571227	SEP법인장	무선 전략마케팅팀 담당임원	성균관대
상무	박주하	19580916	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	서울대
상무	박찬형	19591027	SELS법인장	해외지원팀 담당임원	성균관대
상무	박학규	19631007	사업지원팀 담당임원	전략지원팀 담당임원	한국과학기술원(碩士)
상무	박현종	19630203	생활가전 전략마케팅팀 담당임원	국내영업 마케팅팀 담당임원	성균관대
상무	배영창	19591130	메모리 영업팀 담당임원	메모리 전략마케팅팀 담당임원	명지대
상무	서병훈	19630712	System LSI Foundry사업개발팀장	System LSI ASIC/Foundry사업개발팀장	Carnegie Mellon Univ.(博士)
상무	서영복	19590821	네트워크 Global제조팀장	네트워크 제조팀 담당부장	경북대(碩士)
상무대우	송현명	19601014	무선 기구개발팀장	무선 기구개발팀 담당임원	서울대(碩士)
상무	안동기	19600102	SELSK법인장	LCD Module센터 담당임원	아주대
상무	안중구	19570717	생활가전 전략마케팅팀 담당임원	SELA법인장	한양대
상무	안중현	19630310	메모리 기획팀장	경영기획팀 담당임원	한국과학기술원(碩士)
상무	안찬영	19600403	DS 인사팀 담당임원	인사팀 담당임원	계명대
상무	유석운	19591122	일본본사 담당임원	LCD 설비구매팀장	성균관대
상무	유영복	19540609	SEV법인장	SIEL 생산Div.장	인천전문대
상무	유재영	19581215	디스플레이전략마케팅팀장	디지털카메라 Global운영팀장	성균관대
상무	은주상	19580712	디지털프린팅 전략마케팅팀 담당임원	SER 담당임원	한국외국어대
상무	이경구	19590401	네트워크 지원팀장	네트워크 지원팀 담당부장	연세대
상무	이동철	19620501	일본본사 담당임원	메모리 기술기획팀장	연세대
상무	이병식	19580407	SSKMT법인장	SSKMT 담당부장	경북대
상무	이석준	19621109	DMC Global지원팀 담당임원	해외지원팀 담당임원	Washington Univ. in St. Louis(博士)
상무	이수철	19620802	메모리 YE팀장	System LSI 양산기술팀장	서강대
상무	이영진	19610314	Global ERP T/F 담당임원	경영혁신팀 담당부장	한국과학기술원(博士)
상무	이용	19600525	한국총괄 담당임원	생활가전 지원팀 담당임원	중앙대
상무대우	이용태	19621008	DMC연구소 IPS팀 담당임원	디지털미디어연구소 기술전략팀 담당임원	West Virginia Univ.(博士)
상무	이정영	19641101	LCD 제조팀 담당임원	HD LCD제조팀 담당임원	한국과학기술원(博士)
상무	이준영	19590830	영상디스플레이 구매팀장	SEH-P법인장	숭실대
상무	이충로	19580525	SSA법인장	Tehran지점장	한국과학기술원(碩士)
상무	이하동	19590529	디지털프린팅 Global CS팀장	디지털프린팅 Global제조팀장	경북대
상무	임석우	19611110	신사업팀 담당임원	경영지원팀 담당임원	서울대(碩士)
상무	임선홍	19590405	SERC PM장	CIS 마케팅팀장	Univ. of Illinois, Urbana-Champaign(碩士)
상무	임종권	19571123	무선 Global구매팀 담당임원	무선 개발팀 담당부장	숭실대
상무	장성기	19590114	LCD 인사팀 담당임원	Mobile LCD 인사팀장	고려대(碩士)
상무	장유춘	19600224	생활가전 구매팀장	중국IPC장	한양대
상무	장재수	19620720	SISA법인장	통신연구소 기술기획그룹장	Syracuse Univ.(碩士)
상무	전현구	19581221	System LSI Command Center장	System LSI 품질팀장	성균관대(碩士)

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	정현석	19611118	GMO 마케팅전략팀장	STA 담당임원	서울대(碩士)
상무	조용철	19620117	동남아 마케팅팀장	GMO 마케팅전략팀 담당임원	서강대
상무	조창규	19580619	한국총괄 전략유통영업팀 담당임원	국내영업 전략유통영업팀 담당임원	중앙대
상무	주은기	19610128	경영지원팀 담당임원	감사팀 담당임원	한국과학기술원(碩士)
상무	최규상	19581009	Infra지원센터 Facility팀 담당임원	메모리 FAB팀 담당임원	광운대
상무	한승환	19640709	경영전략팀 담당임원	인사지원팀 담당임원	서울대
상무	황주용	19580824	스토리지 지원팀장	DP센터 지원팀장	부산대
상무	강완모	19570609	SESL법인장	LCD Module팀장	아주대(碩士)
상무	김근배	19620612	구주 인사팀장	인력팀 담당부장	서울대
상무	김문수	19630122	SEUK Set Div.장	GMO 브랜드전략팀장	고려대
상무	김유영	19581004	서남아 마케팅팀장	SIEL 영업Div.장	한국외국어대
상무	김재훈	19600410	SEA DIT Div.장	디스플레이전략마케팅팀 담당부장	한국외국어대
상무	김재흥	19590123	System LSI 영업팀 담당임원	System LSI 생산기획팀장	숭실대
상무	김철진	19571125	무선 전략마케팅팀 담당임원	무선 해외영업팀장	한양대(碩士)
상무	노승만	19590725	커뮤니케이션팀 담당임원	홍보팀 담당임원	경희대
상무	노희찬	19611001	감사팀 담당임원	경영지원팀 담당임원	연세대
상무	류택원	19580923	무선 제품기술팀 담당임원	무선 제품기술팀 담당부장	경북대(碩士)
상무	민정기	19591226	System LSI 사업기획그룹장	System LSI 기획그룹장	성균관대
상무	박남호	19580628	SAS 담당임원	동남아 담당부장	San Francisco State Univ.(碩士)
상무	박병은	19600527	SEDA-P(C)법인장	SEDA 담당임원	부산대
상무	박상득	19600823	CS환경 품질혁신팀장	CS경영 품질보증팀 담당임원	연세대(碩士)
상무	박상준	19590910	메모리 양산QA팀장	메모리 품질팀 담당임원	영남대
상무	박제형	19571222	SAVINA법인장	SGE법인장	경희대
상무	방용주	19561107	종합기술원 기술기획팀 담당임원	CTO 기술기획팀 담당임원	연세대(碩士)
상무	송주호	19591106	무선 상품전략팀 담당임원	SEM-S법인장	한국외국어대
상무	심혁재	19580607	SEPCO법인장	비데오 전략마케팅팀 담당부장	성균관대
상무	양원택	19581106	서남아 경영지원팀장	디지털프린팅 지원팀 담당부장	경북대(碩士)
상무	우종삼	19610718	DMC 홍보팀 담당임원	홍보팀 담당임원	단국대(碩士)
상무	윤두표	19601006	무선 Global CS팀 담당임원	무선 제품기술팀 담당임원	경북대
상무	윤승로	19620310	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	서울대
상무	이경진	19591028	TP센터 제조팀장	DP센터 제조팀장	인하대
상무	이남혁	19590405	생활가전 지원팀 담당임원	일본본사 담당임원	건국대
상무	이동진	19560803	생산기술연구소 VIP센터장	CTO 개발혁신팀 담당임원	Univ. of Arizona(碩士)
상무대우	이수형	19621006	법무실 담당임원	법무실 담당임원	한양대
상무	이순영	19590415	무선 Global운영팀장	무선 Global제조팀 담당임원	성균관대
상무	이위수	19580129	메모리 EDS팀장	메모리 FAB팀 담당임원	서강대
상무대우	이인정	19611023	종합기술원 IP전략팀 담당임원	IP법무팀장	Franklin Pierce(碩士)
상무	이재호	19631105	LCD 기술기획팀장	LCD 경영지원실 담당부장	서울대
상무	이종진	19610731	업무지원실 담당임원	기획홍보팀 담당임원	고려대
상무	이준수	19630917	IRO	인사팀 담당임원	서울대
상무	이진중	19600721	SEBJ법인장	SESY법인장	성균관대
상무	이태성	19580625	디지털프린팅 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당부장	숭실대
상무	이현덕	19610307	메모리 기술팀장	메모리 공정개발팀 담당임원	Univ. of Florida(博士)
상무	이홍식	19570525	중국 경영혁신팀장	중국 물류팀장	경상대
상무대우	정정규	19581120	Global ERP T/F 담당임원	경영혁신팀 담당임원	영남대
상무	조낙붕	19600102	중국 SESY법인장	중국 마케팅팀 담당임원	한국과학기술원(碩士)
상무	조재철	19591015	중국 CS팀장	CS경영 글로벌SVC팀 담당부장	한양대
상무	최경식	19620308	구주 SEPOL법인장	네트워크 Internet Infra사업팀 담당임원	한양대(碩士)
상무	최구연	19621021	SEAU법인장	영상전략마케팅팀 담당임원	한양대
상무	최윤호	19620111	구주 경영지원팀장	경영지원팀 담당임원	성균관대
상무	한광섭	19610512	DMC 홍보팀 담당임원	교육파견	성균관대(碩士)
상무	황해진	19590509	SESC법인장	컴퓨터시스템 Global CS팀장	아주대(碩士)
상무	강성철	19590219	LCD 자재구매팀 담당임원	LCD 공정개발팀 수석	고려대(博士)
상무대우	강윤제	19680808	영상디스플레이 디자인그룹 담당임원	영상전략마케팅팀 디자인 수석	청주대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	권영노	19621223	감사팀 담당임원	경영컨설팅실 담당임원	성균관대
상무	권영찬	19640820	LCD Global운영팀장	LCD 마케팅팀 담당부장	한국과학기술원(碩士)
상무	김명호	19620511	메모리 전략마케팅팀 담당임원	메모리 상품기획팀 담당부장	중앙대
상무	김봉회	19571215	DS 경영혁신팀 담당임원	경영혁신팀 담당임원	성균관대
상무	김상우	19610504	컴퓨터시스템 전략마케팅팀 담당임원	컴퓨터시스템 전략마케팅팀 담당부장	서울대
상무	김석범	19591117	SEDA-S 영업Div.장	SAMCOL법인장	인하대
상무	김세현	19620114	LCD 지원팀 담당임원	생산기술연구소 지원팀장	서울대(碩士)
상무	김완표	19620202	업무지원실 담당임원	기획홍보팀 담당임원	부산대(博士)
상무	김용관	19631218	사업지원팀 담당임원	전략지원팀 담당임원	Thunderbird(碩士)
상무	김용회	19610214	영상디스플레이 구매팀 담당임원	영상디스플레이 구매팀 담당부장	광운대
상무	김윤식	19600724	메모리 CS팀장	메모리 품질팀 담당부장	중앙대
상무	김정원	19650104	생활가전 지원팀 담당임원	전략지원팀 담당부장	서울대
상무	김창만	19621017	LCD 전략마케팅팀 담당임원	SSI 담당임원	중앙대
상무	김환	19621014	무선 기획팀장	네트워크 기획그룹장	연세대(碩士)
상무	남궁범	19640115	경영지원팀 담당임원	재경팀 담당임원	고려대
상무	박경군	19611001	무선 Global구매팀 담당임원	TSTC 담당부장	동아대
상무	박세권	19620422	한국총괄 마케팅팀 담당임원	국내영업 마케팅팀 담당임원	성균관대
상무	박영철	19620907	SEUC법인장	구주 마케팅팀장	한국과학기술원(碩士)
상무	박용기	19630427	경영전략팀 담당임원	인사지원팀 담당임원	한국과학기술원(碩士)
상무	박은수	19590613	한국총괄 B2B영업팀 담당임원	국내영업 B2B영업팀 담당임원	건국대(碩士)
상무	박인섭	19620221	LCD 전략마케팅팀 담당임원	SSS법인장	북경대(碩士)
상무	박진	19610210	영상디스플레이 구매팀 담당임원	경영기획팀 담당부장	성균관대(碩士)
상무	배경성	19630220	메모리 FAB팀 담당임원	메모리제조센터 담당임원	한양대(碩士)
상무	배하기	19600428	스토리지 제조팀장	스토리지 제조팀 담당부장	연세대(碩士)
상무	백정호	19600625	무선 제품기술팀 담당임원	감사팀 담당임원	경북대(碩士)
상무	서정훈	19630221	종합기술원 기술기획팀 담당임원	CTO 기술기획팀 담당임원	고려대
상무	서중채	19591225	SEA CS Div.장	동남아 CS팀장	아주대
상무	석경협	19601013	네트워크영업팀 담당임원	네트워크영업팀 담당부장	서울시립대
상무	심원환	19590628	구미지원센터 담당임원	구미지원센터 담당부장	경북대(碩士)
상무	심재석	19620817	LCD 고객기술지원팀 담당임원	HD LCD 품질보증팀장	한국과학기술원(碩士)
상무	안태혁	19620513	메모리 E기술팀장	메모리 공정개발팀 담당임원	Nagoya University(博士)
상무	유성	19600806	중아 경영지원팀장	중아 담당부장	전북대
상무	윤철운	19621121	영상디스플레이 Global CS팀장	영상디스플레이 개발팀 담당부장	한국과학기술원(碩士)
상무	이경식	19641106	영상전략마케팅팀 담당임원	모니터 개발팀 담당부장	한양대
상무	이봉진	19610117	TP센터 지원팀장	DP센터 지원팀장	홍익대
상무	이상룡	19571028	무선 전략마케팅팀 담당임원	무선 해외영업팀 담당부장	서울대
상무	이용배	19611006	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	Rensselaer Polytechnic Inst.(RPI)(碩士)
상무	임관택	19600815	LCD 제조팀 담당임원	HD LCD제조팀 담당임원	연세대
상무	장시호	19610710	SEH-P법인장	디지털미디어 제조기술센터장	한양대
상무	전용성	19580605	SESH법인장	SESY법인장	건국대
상무	정수연	19610416	무선 한국제조팀장	무선 Global제조팀 담당임원	금오공대
상무	정진동	19610706	DMC Global지원팀 담당임원	해외지원팀 담당임원	영남대
상무	조광우	19580119	SIEL-P법인장	SDMA법인장	한양대
상무	조호석	19630725	무선 인사팀장	정보통신 인사팀 담당임원	영남대
상무	최영호	19630709	TSTC 담당임원	경영진단팀 담당부장	경북대
상무	하상록	19611114	System LSI FAB팀장	System LSI FAB팀 담당임원	Stevens Inst. of Tech.(博士)
상무	한순동	19611205	첨단기술연수소장	인력개발원 담당부장	서강대(碩士)
상무	황동준	19600925	경영지원팀 담당임원	재경팀 담당임원	숭실대
상무	강봉용	19640104	SESS 담당임원	반도체 경영지원팀 담당부장	고려대
상무	권윤호	19580903	무선 Global구매팀 담당임원	무선 구매팀 담당부장	고려대
상무	김강준	19610610	경영지원팀 담당임원	경영지원팀 담당부장	서강대
상무	김낙순	19600410	컴퓨터시스템 Global구매팀장	컴퓨터시스템 구매팀장	성균관대
상무	김도형	19580909	생활가전 Global운영팀장	디지털AV Global운영팀 담당부장	아주대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	김성현	19590525	System LSI 마케팅팀 담당임원	System LSI 전략마케팅팀 담당임원	성균관대
상무	김수봉	19601130	DS 기획팀 담당임원	반도체 기획팀 담당임원	한국과학기술원(碩士)
상무	김언수	19630205	GMO 브랜드전략팀장	GMO 브랜드전략팀 담당임원	고려대
상무	김영희	19630219	SAS 담당임원	SAS 수석	중앙대
상무	김정호	19640415	경영지원팀 담당임원	재경팀 담당임원	Emory Univ.(碩士)
상무	김진환	19591204	디스플레이전략마케팅팀 담당임원	디스플레이전략마케팅팀 담당부장	부산대
상무	명성완	19620328	SEBN법인장	VD EVO 담당부장	한국외국어대
상무	문대철	19630829	일본본사 담당임원	일본본사 담당부장	고려대
상무	박인수	19610617	LCD 자재구매팀 담당임원	LCD 자재구매팀 담당임원	한양대
상무	박정준	19610616	중국전자총괄 담당임원	중국 마케팅팀 담당임원	홍익대
상무	박태규	19610115	중국본사 담당임원	중국본사 담당부장	서울시립대
상무	상재호	19630221	System LSI FAB팀 담당임원	System LSI FAB팀장	한양대
상무	손율락	19590824	SSI 담당임원	Mobile LCD마케팅팀 담당임원	영남대(碩士)
상무	송원	19630310	LCD 제조팀 담당임원	HD LCD제조팀 수석	고려대(碩士)
상무	안길업	19601118	DS 지원팀 담당임원	SEP법인장	서울대
상무	안정태	19640213	SSI 담당임원	재경팀 담당임원	Univ. of Illinois, Urbana-Champaign(碩士)
상무	양수형	19591201	한국총괄 B2B영업팀 담당임원	국내영업 솔루션사업팀 담당임원	Waseda Univ.(碩士)
상무	유정식	19600919	LCD 제조팀 담당임원	Mobile LCD제조팀 담당임원	경희대
상무	윤기홍	19600306	SME법인장	SAPL SET Div.장	한국과학기술원(碩士)
상무대우	이기학	19611221	CS환경 환경전략팀장	CS경영 제품환경팀장	성균관대(碩士)
상무	이병하	19620625	일본본사 담당임원	일본본사 담당부장	Tokyo Univ.(碩士)
상무	이봉주	19630208	메모리 인사팀장	메모리 인사팀 담당임원	한국과학기술원(碩士)
상무	이상국	19601119	무선 중국휴대폰부문 담당임원	무선 전략마케팅팀 담당부장	부산대
상무	이상수	19600727	SERK법인장	SAMEX 담당임원	성균관대
상무	이상헌	19601023	TP센터 제조팀장	DP센터 제조팀장	국민대
상무	이윤	19590622	SELA법인장	중남미총괄 마케팅팀장	Univ. of Washington, Seattle(碩士)
상무	이재일	19620320	종합기술원 인사팀장	기술총괄 지원팀 담당임원	광운대
상무	이철희	19601212	스토리지 전략마케팅팀장	메모리 영업팀장	한국과학기술원(碩士)
상무	이춘재	19591029	영상디스플레이 Global운영팀장	영상디스플레이 Global운영팀 담당부장	경북대
상무	장성학	19630925	무선 개발관리팀 담당임원	무선 전략마케팅팀 담당임원	아주대(碩士)
상무대우	장호식	19631013	종합기술원 IP전략팀 담당임원	IP법무팀 담당임원	Franklin Pierce Law Center(碩士)
상무	전용성	19621110	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	한국외국어대(碩士)
상무	정경진	19610608	SAMEX 담당임원	디지털미디어 지원팀 담당임원	충남대
상무	정광영	19610812	감사팀 담당임원	경영지원팀 담당임원	한양대
상무	정부석	19581211	상생협력실 담당임원	구매전략팀 담당부장	서강대
상무	정석진	19581003	한국총괄 마케팅팀 담당임원	국내영업 B2B영업팀 담당임원	중앙대
상무	정영덕	19620201	영상디스플레이 지원팀 담당임원	영상디스플레이 지원팀 담당부장	고려대
상무	정찬범	19630116	생활가전 지원팀 담당임원	SEV 담당임원	삼성전자기술대학
상무	조홍식	19610118	SAPL 반도체 Div.장	HD LCD마케팅팀 담당임원	한국외국어대
상무	진영주	19610324	SAMCOL법인장	영상디스플레이마케팅팀 담당부장	한국외국어대
상무	채창훈	19620404	경영지원팀 담당임원	경영혁신팀 담당임원	성균관대
상무	최한영	19601210	SECD법인장	SECD 담당부장	건국대(碩士)
상무	홍석현	19630203	SSI 담당임원	SSI 담당부장	건국대
상무대우	황창환	19590709	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	홍익대
상무	강봉구	19620105	영상전략마케팅팀 담당임원	영상전략마케팅팀 담당부장	홍익대
상무	강주성	19610728	메모리 개발QA팀장	메모리 CS팀 수석	항공대
상무	김동욱	19630926	컴퓨터시스템 Global CS팀장	컴퓨터시스템 개발팀 수석	한국과학기술원(博士)
상무	김상철	19610108	Global ERP T/F 담당임원	Global ERP T/F 담당부장	한양대(碩士)
상무	김선봉	19630824	SGE법인장	무선 전략마케팅팀 담당부장	성균관대
상무	김승구	19610514	CIS CS팀장	CIS RCS 담당부장	고려대
상무	김영일	19590406	LCD Module센터 담당임원	LCD Module센터 담당부장	국민대
상무	김재현	19621224	한국총괄 B2B영업팀 담당임원	국내영업 B2B영업팀 담당부장	고려대
상무	김준영	19660513	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당부장	서울대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	박문호	19641228	감사팀 담당임원	감사팀 담당부장	성균관대
상무	박의수	19630224	LCD 제조팀 담당임원	HD LCD제조팀 수석	Univ. of Michigan, Ann Arbor(博士)
상무	박철우	19601003	디스플레이전략마케팅팀 담당임원	디스플레이전략마케팅팀 담당부장	한국과학기술원(碩士)
상무	박희홍	19610207	SEIN-S법인장	디지털AV 전략마케팅팀 담당부장	Univ. of Illinois, Chicago(碩士)
상무	서기용	19601117	전략마케팅팀 담당임원	정보통신 경영지원실 담당부장	연세대(碩士)
상무	서홍범	19611016	LCD 전략마케팅팀 담당임원	일본본사 담당부장	고려대
상무	선희복	19580728	생활가전 Global CS팀장	생활가전 품질경쟁력강화T/F 담당부장	서울대
상무	신재천	19620606	구주 CS팀장	구주 ECC장	경희대(碩士)
상무	양걸	19621002	메모리 영업팀 담당임원	메모리 영업팀장	서강대(碩士)
상무	오영선	19620702	System LSI 양산기술팀장	System LSI 양산기술팀 수석	인하대
상무	오준호	19610614	SDMA법인장	영상디스플레이 Global운영팀 담당부장	한양대
상무	요한	19670919	사업지원팀 담당임원	사업지원팀 담당부장	Harvard Univ.(碩士)
상무	유근익	19581214	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	영남대
상무	유재설	19630719	영상전략마케팅팀 담당임원	영상전략마케팅팀 담당부장	서강대
상무	이승호	19630219	일본본사 담당임원	HD LCD마케팅팀 담당부장	아주대
상무	전봉주	19601004	무선 지원팀 담당임원	무선 지원팀 담당부장	경북대
상무	정준교	19650315	STA 담당임원	업무지원실 담당부장	서울대(碩士)
상무	최상래	19580519	LCD 품질보증팀 담당임원	LCD Module센터 담당임원	광운대
상무	최진원	19630509	SEM-S법인장	무선 전략마케팅팀 담당부장	한국과학기술원(碩士)
상무	최진원	19660915	경영전략팀 담당임원	경영전략팀 담당부장	서울대
상무	최철	19620522	SEHK 담당임원	SET 담당부장	청화대(碩士)
상무	추종석	19620914	SEA DCE Div. 담당임원	SEA DCE Div. 담당부장	Univ. of Missouri, Columbia(碩士)
상무	한재수	19620628	SSEG법인장	SSEL법인장	성균관대
상무	황인대	19600413	네트워크 전략마케팅팀 담당임원	네트워크 전략마케팅팀 담당부장	한국외국어대
상무	황일	19620418	SEGZ법인장	SEGZ 담당부장	한국과학기술원(碩士)
상무	황지호	19600724	DMC 구매팀 담당임원	싱가폴IPC장	한양대
연구위원	조병덕	19550530	DMC연구소장	통신연구소장	연세대
연구위원	김영기	19621118	DMC연구소 시스템연구팀장	통신연구소 차세대시스템연구팀장	Univ. of Southern California(博士)
연구위원	이원성	19590125	System LSI LSI개발실장	메모리연구소장	Stanford Univ.(博士)
연구위원	김기남	19580414	반도체연구소장	메모리 DRAM개발실장	Univ. of California, LA(博士)
연구위원	이원식	19560727	LCD 개발팀장	메모리 품질보증실장	Univ. of Maryland, Coll. Park(博士)
연구위원	이철환	19541113	무선 개발실장	무선 개발팀장	경북대
연구위원	정칠희	19561209	메모리 Flash개발실장	LSI개발실장	Michigan State Univ.(博士)
연구위원	김형걸	19530329	LCD 개발팀장	HD LCD DID개발팀장	Univ. of Detroit Mercy(碩士)
연구위원	김기호	19580807	종합기술원 Digital System연구소장	통신연구소 차세대시스템연구팀 담당임원	Univ. of Texas, Austin(博士)
연구위원	전영현	19601220	메모리 DRAM개발실장	메모리 DRAM설계팀장	한국과학기술원(博士)
연구위원	정태성	19601118	메모리 Flash Solution개발팀장	메모리 상품기획팀장	Univ. of Wisconsin, Madison(博士)
연구위원	조세제	19540412	네트워크 시스템개발팀장	네트워크 WiMAX개발팀장	경북대(碩士)
연구위원	천방훈	19570619	인도연구소장	종합기술원 Digital System연구소 담당임원	서울대
연구위원	김종민	19560513	종합기술원 FRL장	종합기술원 담당임원	New Jersey Inst. of Technologies(博士)
연구위원	김창현	19591203	메모리 상품기획팀장	메모리 ATD팀장	Univ. of Michigan, Ann Arbor(博士)
연구위원	김현배	19600606	무선 개발팀장	무선 개발팀장	숭실대
연구위원	유인경	19530116	종합기술원 Material&Device연구소장	반도체연구소장	Virginia Tech.(博士)
연구위원	이강훈	19590517	무선 개발팀장	무선 전략마케팅팀 담당임원	경북대(碩士)
연구위원	김동환	19580405	컴퓨터시스템 개발팀장	컴퓨터시스템 Global CS팀장	아주대(碩士)
연구위원	김봉균	19590314	무선 개발팀장	무선 개발실 담당임원	성균관대(碩士)
연구위원	김창용	19591218	종합기술원 Digital System연구소 담당임원	종합기술원 담당임원	한국과학기술원(博士)
연구위원	문주태	19620620	반도체연구소 공정개발팀장	메모리 공정개발팀장	한국과학기술원(博士)
연구위원	오경석	19601001	메모리 DRAM PA팀장	메모리 차세대연구팀장	서울대(碩士)
연구위원	이배원	19600301	LCD 고객기술지원팀장	HD LCD개발팀장	한국과학기술원(碩士)
연구위원	이윤태	19600719	System LSI Image개발팀장	System LSI 상품기획팀장	한국과학기술원(博士)
연구위원	정세웅	19621010	System LSI Media개발팀장	Home Solution P/J長	Univ. of Colorado, Boulder(博士)
연구위원	최민호	19561225	디지털프린팅 C-Project T/F장	디지털프린팅 선행연구팀장	인하대

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	김진자	19570103	무선 개발팀장	무선 개발실 담당임원	Loyola Marymount Univ.(碩士)
연구위원	김현석	19610123	영상디스플레이 개발팀장	영상디스플레이 개발팀 담당임원	Portland State Univ.(碩士)
연구위원	어길수	19580216	DMC연구소 S/W Solution팀장	디지털미디어연구소 Intelligent System팀장	한국과학기술원(博士)
연구위원	최재구	19590515	무선 개발팀장	무선 개발실 담당임원	경북대(碩士)
연구위원	서동일	19611117	메모리 DRAM PE팀장	메모리 DRAM설계팀 담당임원	연세대
연구위원	이용희	19620207	System LSI C&M개발팀장	System LSI Image개발팀장	North Carolina State Univ.(博士)
연구위원	권도헌	19621122	무선 개발팀 담당임원	유럽연구소장	호주 아들레이드대(博士)
연구위원	박노열	19580209	스토리지 개발팀장	스토리지 개발팀 담당임원	연세대(碩士)
연구위원	강호규	19610929	System LSI LSI PA팀장	System LSI TD팀장	Stanford Univ.(博士)
연구위원	김경호	19610203	DMC연구소 모뎀연구팀장	통신연구소 모뎀연구팀장	한국과학기술원(博士)
연구위원	박동수	19620604	네트워크 시스템개발팀 담당임원	네트워크 WiMAX개발팀 담당임원	한국과학기술원(博士)
연구위원	박병하	19581204	System LSI MSC설계팀장	System LSI RF개발팀장	Georgia Inst. of Tech.(博士)
연구위원	박용종	19580901	생활가전 개발팀 담당임원	생활가전 냉기개발팀장	Universitat Karlsruhe(博士)
연구위원	박용직	19570621	메모리 DRAM PA팀 담당임원	메모리 차세대연구팀 담당임원	한국과학기술원(博士)
연구위원	윤백	19600518	생활가전 개발팀 담당임원	생활가전 공조개발팀장	Univ. of California, LA(博士)
연구위원	윤원주	19610214	네트워크 시스템개발팀 담당임원	W-CDMA개발팀장	경북대
연구위원	이도준	19601018	System LSI Channel개발팀장	System LSI SOC연구소 담당임원	Univ. of Hawaii(博士)
연구위원	정광영	19590720	디지털프린팅 개발팀장	디지털프린팅 개발팀 담당임원	경북대(碩士)
연구위원	조승환	19620928	무선 개발팀 담당임원	무선 개발실 담당임원	한양대(碩士)
연구위원	최동욱	19570827	종합기술원 Emerging센터 담당임원	LCD 차세대연구소 담당임원	아주대(碩士)
연구위원	김경현	19610718	LCD 개발팀 담당임원	LCD기술센터 담당임원	Tokyo Tech.(博士)
연구위원	김석기	19621019	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	한양대
연구위원	김세현	19600224	종합기술원 개발혁신팀장	CTO 개발혁신팀장	부산대(碩士)
연구위원	박상규	19600421	무선 개발팀 담당임원	무선 개발팀 수석	한양대
연구위원	박재찬	19560919	종합기술원 Emerging센터 담당임원	종합기술원 담당임원	Princeton Univ.(博士)
연구위원	성학경	19601121	생산기술연구소 금형기술센터장	생산기술연구소 기반기술팀장	Tokyo Institute of Tech(博士)
연구위원	유문현	19590411	반도체연구소 CAE팀장	메모리 CAE팀장	인하대
연구위원	이석선	19581128	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	서강대
연구위원	이응상	19640205	LCD 개발팀 담당임원	Mobile LCD개발팀장	東北大學(Tohoku Univ.)(博士)
연구위원	이종식	19610822	메모리 Flash PE팀장	메모리 Flash개발팀 담당임원	인하대
연구위원	정우인	19610315	종합기술원 Material&Device연구소 담당임원	메모리 공정개발팀 담당임원	한국과학기술원(博士)
연구위원	정은승	19600822	System LSI TD팀장	System LSI PA팀장	Univ. of Texas, Arlington(博士)
연구위원	정태홍	19610908	영상디스플레이 DTV선행개발T/F 담당임원	영상디스플레이 개발팀 담당임원	한양대
연구위원	조재문	19610817	DMC연구소 N/W Solution팀장	디지털미디어연구소 DTV연구팀장	한국과학기술원(博士)
연구위원	최광수	19590126	LCD 개발팀 담당임원	Mobile LCD 제품기술그룹장	東京工業大(博士)
연구위원	최승철	19631002	무선 개발팀 담당임원	무선 개발팀 수석	경희대
연구위원	최인권	19600101	네트워크 시스템개발팀 담당임원	네트워크 시스템개발팀 수석	서울시립대
연구위원	최정혁	19620308	메모리 Nand PA팀장	메모리 Flash PA팀장	인하대
연구위원	강도영	19600521	생산기술연구소 장비기술연구팀 담당임원	메카 장비개발팀장	경북대(碩士)
연구위원	김시열	19630614	LCD연구소 담당임원	LCD기술센터 담당임원	한국과학기술원(博士)
연구위원	김용근	19591215	디지털프린팅 개발팀 담당임원	디지털프린팅 선행연구팀장	서울대(碩士)
연구위원	김용제	19620415	DMC연구소 M/M연구팀장	디지털미디어연구소 M/M Processing팀장	아주대(碩士)
연구위원	김태수	19590513	컴퓨터시스템 개발팀 담당임원	컴퓨터시스템 개발팀 수석	한국과학기술원(碩士)
연구위원	김희덕	19630113	무선 개발팀 담당임원	무선 개발실 수석	광운대(碩士)
연구위원	윤성흥	19600705	무선 개발팀 담당임원	무선 개발실 수석	광운대
연구위원	이상대	19570609	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 담당임원	Univ. of Minnesota, Twin Cities(碩士)
연구위원	이효건	19620119	영상디스플레이 개발팀 담당임원	IT Solution팀 수석	한국과학기술원(博士)
연구위원	장인식	19590328	LCD 개발팀 담당임원	HD LCD개발팀 담당임원	한양대
연구위원	진교영	19620826	반도체연구소 담당임원	메모리 차세대연구팀 담당임원	서울대(博士)
연구위원	최규명	19590911	System LSI Design Technology팀장	System LSI CAE팀장	Univ. of Pittsburgh(博士)
연구위원	최영규	19610329	무선 개발실 담당임원	MP3사업팀장	서울대(碩士)
연구위원	한백희	19581118	영상디스플레이 개발팀 담당임원	DTV개발팀 수석	경희대
연구위원	김동우	19620210	무선 개발팀 담당임원	무선 개발팀 수석	경남대

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	김병환	19581227	무선 개발팀장	무선 개발팀 담당임원	고려대
연구위원	김상학	19621227	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	아주대
연구위원	김옥현	19600406	무선 개발팀 담당임원	무선 개발팀 수석	Univ. of Alabama, Hunstsville(博士)
연구위원	김태식	19580820	DMC연구소 S/W Platform팀 담당임원	통신연구소 S/W센터 담당임원	한국과학기술원(碩士)
연구위원	김형근	19570826	생활가전 개발팀 담당임원	생활가전 세탁기개발팀 담당임원	한국과학기술원(碩士)
연구위원	박길재	19650524	무선 개발팀 담당임원	무선 개발팀 수석	연세대(碩士)
연구위원	박진혁	19620220	LCD 개발팀 담당임원	HD LCD개발팀 담당임원	인하대
연구위원	박희원	19581201	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 수석	Ruhr Universitaet(博士)
연구위원	신재경	19630131	메모리 Flash Solution개발팀 담당임원	메모리 MCP팀장	서울대(碩士)
연구위원	오수열	19600714	네트워크 시스템개발팀 담당임원	네트워크 WiMAX개발팀 담당임원	아주대
연구위원	이석근	19630108	무선 개발팀장	무선 개발팀 담당임원	경북대
연구위원	이원식	19620711	무선 개발기획팀장	무선 개발팀 수석	Texas A&M-College(碩士)
연구위원	이창섭	19591218	디지털프린팅 개발팀 담당임원	디지털프린팅 개발팀 수석	연세대(碩士)
연구위원	임영호	19630904	메모리 Flash설계팀장	메모리 SRAM/NVM개발실 수석	경북대
연구위원	장용성	19630912	무선 개발실 담당임원	무선 개발팀 수석	연세대(博士)
연구위원	장태석	19630420	LCD 개발팀 담당임원	LCD기술센터 담당임원	Univ. of Michigan, Ann Arbor(博士)
연구위원	장혁	19621206	종합기술원 Emerging센터 담당임원	종합기술원 담당임원	Univ. of Utah(博士)
연구위원	정홍식	19620527	메모리 PRAM개발팀 담당임원	메모리 ATD팀 담당임원	연세대(博士)
연구위원	조중연	19630517	무선 개발팀 담당임원	무선 개발팀 수석	서울시립대
연구위원	조한구	19580905	반도체연구소 Photomask팀장	메모리 Photomask팀장	Univ. of Arizona(博士)
연구위원	최주선	19630521	메모리 DRAM설계팀 담당임원	메모리 DRAM팀장	한국과학기술원(博士)
연구위원	최형	19611024	DMC연구소 S&P Solution팀 담당임원	디지털미디어연구소 S&P연구팀 담당임원	연세대(博士)
연구위원	황은섭	19621105	무선 개발팀 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	강사윤	19610124	System LSI Package개발팀장	System LSI IPT팀장	Univ. of Colorado, Boulder(博士)
연구위원	강창진	19610826	반도체연구소 공정개발팀 담당임원	메모리 공정개발팀 담당임원	한국과학기술원(博士)
연구위원	구영철	19590101	무선 개발팀 담당임원	컴퓨터시스템 개발팀 수석	Univ. of Detroit Mercy(碩士)
연구위원	김순진	19600222	무선 개발팀 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	노태문	19680903	무선 개발팀 담당임원	무선 개발팀 수석	포항공대(博士)
연구위원	문제명	19600211	생활가전 개발팀 담당임원	생활가전 공조개발팀 담당임원	홍익대
연구위원	박윤동	19601101	반도체연구소 담당임원	종합기술원 담당임원	Univ. of Southern California(博士)
연구위원	박재홍	19650108	System LSI Media개발팀 담당임원	System LSI DVD개발 수석	Univ. of Texas, Austin(博士)
연구위원	오영남	19611001	DMC연구소 인도S/W센터장	SIEL 담당부장	서강대(碩士)
연구위원	윤성표	19620902	DMC연구소 S/W Platform팀 담당임원	통신연구소 S/W센터 담당임원	부산대
연구위원	장덕현	19640213	메모리 Flash Solution개발팀 담당임원	System LSI C&M개발팀 담당임원	Univ. of Florida(博士)
연구위원	장동훈	19600902	DMC연구소 Module Solution팀장	통신연구소 차세대기술팀 담당임원	한국과학기술원(博士)
연구위원	전재호	19630405	DMC연구소 시스템연구팀 담당임원	통신연구소 차세대시스템연구팀 담당임원	한국과학기술원(博士)
연구위원	정태경	19631005	TP센터 Package개발팀장	메모리 Package선행연구팀장	한국과학기술원(博士)
연구위원	최정연	19630716	생산기술연구소 기반기술팀장	생산기술연구소 기반기술팀 담당임원	Imperial Coll. of Science and Tech.(博士)
연구위원	최치영	19600903	System LSI 제품기술팀장	System LSI 제품기술팀 담당부장	연세대(碩士)
연구위원	한종희	19620215	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	인하대
연구위원	강승구	19620827	네트워크 시스템개발팀 담당임원	네트워크 WiMAX개발팀 담당임원	한양대
연구위원	고정완	19600925	DMC연구소 IPS팀 담당임원	디지털미디어연구소 기술전략팀 담당임원	부산대
연구위원	공향식	19630201	LCD연구소 담당임원	LCD기술센터 담당임원	한국과학기술원(博士)
연구위원	김길연	19620701	메모리 Flash Solution개발팀 담당임원	메모리 Flash Solution팀 담당임원	인하대
연구위원	김은진	19610120	디지털프린팅 C-Project T/F 담당임원	디지털프린팅 C-Project T/F 수석	항공대(碩士)
연구위원	김재욱	19620830	무선 개발팀 담당임원	무선 개발실 담당임원	전북대(碩士)
연구위원	김지연	19611223	중국연구소장	CTO 기술기획팀 담당임원	한국과학기술원(博士)
연구위원	김진석	19610725	스토리지 개발팀 담당임원	스토리지 개발팀 수석	항공대
연구위원	김학도	19621103	영상디스플레이 개발팀 담당임원	영상디스플레이 HP개발팀 담당임원	삼성전자기술대학
연구위원	노형문	19630104	무선 개발실 담당임원	무선 개발팀 담당임원	경북대
연구위원	박영수	19641224	종합기술원 Material&Device연구소 담당임원	종합기술원 수석	한국과학기술대(博士)
연구위원	박윤상	19630602	DMC연구소 모뎀연구팀 담당임원	통신연구소 모뎀연구팀 수석	State Univ. of New York, Stony Brook

직 위	성 명	생년월일	담당업무	약 력	학 력
					(博士)
연구위원	박재선	19590616	무선 개발팀 담당임원	무선 개발실 담당임원	단국대(碩士)
연구위원	박찬훈	19620418	반도체연구소 공정개발팀 담당임원	메모리 FAB팀 담당임원	電氣通信大學(博士)
연구위원	백상훈	19580522	생활가전 키친솔루션사업팀 개발팀장	조리기기 개발팀장	인하대
연구위원	양원석	19630613	메모리 DRAM PA팀 담당임원	메모리 차세대연구팀 담당임원	Duke Univ.(博士)
연구위원	용석균	19621001	종합기술원 개발혁신팀 담당임원	CTO 개발혁신팀 담당임원	한양대
연구위원	이상윤	19661020	종합기술원 Material&Device연구소 담당임원	종합기술원 수석	Stanford Univ.(博士)
연구위원	이재승	19600706	생활가전 개발팀 담당임원	생활가전 개발팀 수석	고려대(碩士)
연구위원	이준희	19621209	메모리 상품기획팀 담당임원	메모리 Module개발팀장	홍익대
연구위원	이태희	19630526	영상디스플레이 개발팀 담당임원	영상디스플레이 HP개발팀 담당임원	영남대(碩士)
연구위원	장창원	19641001	무선 개발팀 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	정진수	19590521	네트워크 시스템개발팀 담당임원	네트워크 시스템개발팀 수석	경북대
연구위원	조원모	19620214	디지털프린팅 개발팀 담당임원	디지털프린팅 개발팀 수석	한양대(碩士)
연구위원	조현우	19641210	System LSI Digital IP개발팀장	System LSI Image개발팀 담당임원	Univ. of Colorado, Boulder(博士)
연구위원	채주락	19630804	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	경북대
연구위원	최돈철	19610418	디지털프린팅 개발팀 담당임원	디지털프린팅 선행연구팀 수석	성균관대(碩士)
연구위원	최진호	19631109	무선 개발팀 담당임원	무선 개발팀 수석	한양대
연구위원	경계현	19630305	메모리 DRAM설계팀 담당임원	메모리 DRAM설계팀 수석	서울대(博士)
연구위원	김경준	19640806	무선 개발팀 담당임원	무선 개발팀 수석	한양대
연구위원	김기철	19610928	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 수석	한국과학기술원(碩士)
연구위원	김준태	19630223	무선 개발팀 담당임원	무선 개발팀 수석	한국과학기술원(博士)
연구위원	도영수	19650930	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	연세대
연구위원	문승환	19650315	LCD 개발팀 담당임원	LCD기술센터 수석	연세대(碩士)
연구위원	문용석	19630816	유럽연구소장	무선 개발팀 수석	Univ. of Minnesota, Twin Cities(博士)
연구위원	민장식	19631122	무선 개발팀 담당임원	무선 개발팀 수석	중앙대
연구위원	박원주	19620916	DMC연구소 S/W Platform팀 담당임원	디지털미디어연구소 S/W Solution팀 수석	인하대
연구위원	박진호	19641010	LCD 개발팀 담당임원	HD LCD개발팀 수석	아주대(碩士)
연구위원	송두헌	19640130	메모리 Nand PA팀 담당임원	메모리 DRAM PA팀 수석	서울대(博士)
연구위원	안영준	19600120	무선 개발실 담당임원	무선 개발실 수석	경북대
연구위원	오윤제	19620830	DMC연구소 단말연구팀 담당임원	통신연구소 차세대기술팀 수석	Rensselaer Polytechnic Inst.(博士)
연구위원	이병준	19620826	System LSI AP개발팀 담당임원	System LSI AP개발팀 수석	서강대
연구위원	이상훈	19590729	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	동아대
연구위원	이성덕	19640620	종합기술원 Digital System연구소 담당임원	종합기술원 Material&Device연구소 수석	광운대(碩士)
연구위원	이인호	19630225	생산기술연구소 생산기술혁신팀 담당임원	생산기술연구소 생산기술혁신팀 수석	연세대
연구위원	이해범	19640820	메모리 Nor PA팀 담당임원	메모리 Nor PA팀 담당임원	Stanford Univ.(博士)
연구위원	천강욱	19651113	영상디스플레이 DTV선행개발T/F 담당임원	디지털미디어연구소 DTV연구팀 수석	한국과학기술원(博士)
연구위원	최시영	19640118	반도체연구소 공정개발팀 담당임원	메모리 공정개발팀 수석	The Ohio State Univ.(博士)
연구위원	최재범	19630123	네트워크 시스템개발팀 담당임원	네트워크 WiMAX개발팀 수석	한국과학기술원(碩士)
연구위원	최형식	19580613	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	인하대
연구위원	허남	19631127	종합기술원 Emerging센터 담당임원	종합기술원 Emerging센터 수석	Univ. of Houston(博士)
연구위원	홍근철	19600419	영상디스플레이 DTV선행개발T/F 담당임원	영상디스플레이 DTV선행개발T/F 수석	Polytechnic Univ. of NY(碩士)
연구위원	홍준일	19630929	무선 개발팀 담당임원	무선 개발팀 수석	서강대
연구위원	황규철	19640916	System LSI DDI개발팀 담당임원	System LSI 상품기획팀 수석	한국과학기술원(博士)
연구위원	황정욱	19650404	무선 개발팀 담당임원	무선 개발팀 수석	인하대
고문	강상철	19500308	디지털프린팅 개발팀 고문		Northwestern Univ.(博士)
고문	고인수	19490804	고문		성균관대
고문	권희민	19520405	DMC연구소 Convergence T/F장		California Inst. of Tech.(博士)
고문	김광호	19540330	종합기술원 고문		George Washington Univ.(碩士)
고문	김용화	19520411	고문		동국대(博士)
고문	김현곤	19441121	고문		서울대
고문	다나카사카에	19540118	LCD연구소 고문		나고야대
고문	박노병	19530902	종합기술원 고문		Univ. of Southern California(博士)
고문	박성인	19381202	삼성스포츠단 고문		영남대

직 위	성 명	생년월일	담당업무	약 력	학 력
고문	박영화	19460503	고문		서울대
고문	박희균	19510401	SAS 고문		North Carolina State Univ.(博士)
고문	석준형	19490201	LCD사업부 고문		Drexel Univ.(碩士)
고문	송지오	19470219	생산기술연구소 고문		Univ. of Iowa(博士)
고문	시로찌	19460918	영상디스플레이 개발팀 고문		오사카대
고문	야모토아키라	19521127	한국총괄 B2B영업팀 고문		히메지공업대
고문	엔도	19570227	디지털프린팅 개발팀 고문		東京工業大
고문	오오타	19490331	영상디스플레이사업부 고문		熊本工業高等學校
고문	오오히라	19550916	무선 제품기술팀 고문		Tokyo Institute of Tech(博士)
고문	유준열	19510405	DMC 지원팀 고문		서울대
고문	윤종용	19440121	고문		서울대
고문	이건희	19420109	고문		서울대(博士)
고문	이민영	19380811	생활가전 개발팀 고문		Brown Univ.(博士)
고문	이상배	19500120	세렘방복합단지 고문		동국대
고문	이상현	19490318	고문		홍익대(碩士)
고문	이시다	19481105	생산기술연구소 고문		Waseda Univ.(博士)
고문	이윤영	19490305	고문		경희대
고문	이중용	19500719	DMC 인사팀 고문		연세대
고문	이지섭	19480209	LCD사업부 고문		한양대
고문	이학수	19460625	고문		고려대(碩士)
고문	임관	19341107	고문		Northwestern Univ.(博士)
고문	장창덕	19501004	스포츠구단주 대행		성균관대
고문	정국현	19510822	디자인경영센터 고문		Chiba Univ.(碩士)
고문	정병기	19530714	경영지원팀 고문		Univ. of Sussex(碩士)
고문	조규당	19521226	영상디스플레이사업부 고문		경북대
고문	조원국	19501009	상생협력실 고문		홍익대(碩士)
고문	최우석	19400203	고문		부산대
고문	카와세	19580519	디자인연구소 고문		武藏野美術大學
고문	쿠로사와	19480227	영상디스플레이 개발팀 고문		일본대(博士)
고문	타케키다	19440621	디지털프린팅 개발팀 고문		일본대(碩士)
고문	하마무라	19470211	종합기술원 개발혁신팀 고문		Tokyo Univ.(博士)
고문	허영호	19520409	DMC 인사팀 고문		동아대
상담역	김상기	19500524	상담역		연세대
상담역	김인주	19581213	상담역		한국과학기술원(碩士)
상담역	신필열	19461111	상담역		서울대
상담역	오동진	19481022	상담역		성균관대
상담역	이현봉	19490719	상담역		서울대
상담역	황창규	19530113	상담역		Univ. of Massachusetts, Amherst(博士)
상담역	황태선	19481030	삼성사회공헌위원장		홍익대(碩士)
자문역	강기상	19580208	자문역		연세대(碩士)
자문역	강병수	19510907	자문역		제주대
자문역	강승각	19550313	자문역		서울대
자문역	강영기	19570425	자문역		연세대(博士)
자문역	강호민	19571216	자문역		광운대
자문역	고유찬	19590122	자문역		American Graduate Sch. of International Management(碩士)
자문역	고태일	19510216	자문역		한국외국어대
자문역	곽경호	19561119	자문역		한국외국어대
자문역	곽준연	19610106	자문역		한국과학기술원(碩士)
자문역	곽충근	19580619	자문역		단국대(碩士)
자문역	구본중	19600810	자문역		고려대
자문역	김광태	19550514	자문역		연세대(碩士)
자문역	김동기	19550424	자문역		한양대(碩士)

직 위	성 명	생년월일	담당업무	약 력	학 력
자문역	김병기	19600717	자문역		서울대(博士)
자문역	김병철	19620401	자문역		한국과학기술원(碩士)
자문역	김연환	19621022	자문역		한양대
자문역	김영주	19560822	자문역		한국과학기술원(博士)
자문역	김영철	19521026	자문역		성균관대(博士)
자문역	김완배	19570824	자문역		동국대(碩士)
자문역	김원정	19530714	자문역		고려대
자문역	김일웅	19590415	자문역		Illinois Inst. of Tech.(博士)
자문역	김재우	19581112	자문역		동국대
자문역	김재휘	19550318	자문역		광운대
자문역	김정기	19570918	자문역		한양대
자문역	김정한	19501230	자문역		서울대
자문역	김철민	19620724	자문역		동국대
자문역	김철진	19541113	자문역		성균관대
자문역	김철호	19580822	자문역		인하대
자문역	김헌수	19500601	자문역		Illinois Inst. of Tech.(碩士)
자문역	김현덕	19510115	자문역		한양대
자문역	김형균	19560108	자문역		Tokyo Tech.(博士)
자문역	남상권	19520517	자문역		인하대
자문역	노종호	19591102	자문역		고려대
자문역	노태균	19591010	자문역		한양대
자문역	류영무	19631204	자문역		경북대
자문역	민용호	19520512	자문역		고려대
자문역	박용진	19561023	자문역		고려대
자문역	박유근	19581216	자문역		Stanford Univ.(博士)
자문역	박재형	19591210	자문역		연세대
자문역	박전만	19571107	자문역		State Univ. of New York, Buffalo(博士)
자문역	박종원	19530420	자문역		서울대
자문역	박현기	19550711	자문역		경희대(碩士)
자문역	박형건	19531228	자문역		서강대
자문역	박형운	19610814	자문역		고려대(碩士)
자문역	박희덕	19570316	자문역		충남대
자문역	방문수	19570410	자문역		電氣通信大學(碩士)
자문역	배승균	19581207	자문역		경북대
자문역	배승한	19560912	자문역		한양대
자문역	변현근	19571017	자문역		경북대
자문역	서양석	19511203	자문역		Pennsylvania State Univ.(博士)
자문역	신윤승	19551030	자문역		한국과학기술원(博士)
자문역	신현대	19571018	자문역		경북대
자문역	심창섭	19520506	자문역		한국과학기술원(博士)
자문역	안홍진	19560408	자문역		한국외국어대
자문역	엄영진	19590115	자문역		항공대
자문역	오석하	19500527	자문역		건국대
자문역	오세용	19541215	자문역		MIT(博士)
자문역	오태엽	19601026	자문역		명지대(碩士)
자문역	위성욱	19580525	자문역		한양대
자문역	유영관	19590813	자문역		한양대
자문역	이강윤	19610619	자문역		한국과학기술원(博士)
자문역	이관수	19490626	자문역		California Polytechnic State Univ.(碩士)
자문역	이광렬	19580404	자문역		항공대(碩士)
자문역	이상렬	19510926	자문역		한양대
자문역	이승구	19580816	자문역		서강대

직 위	성 명	생년월일	담당업무	약 력	학 력
자문역	이실	19490703	자문역		연세대
자문역	이영우	19601014	자문역		경북대(碩士)
자문역	이인호	19600718	자문역		경북대(碩士)
자문역	이재국	19551227	자문역		성균관대
자문역	이재민	19581225	자문역		한국과학기술원(博士)
자문역	이재우	19600325	자문역		고려대
자문역	이정순	19610105	자문역		경북대
자문역	이종인	19590616	자문역		한양대
자문역	이종찬	19580723	자문역		아주대(碩士)
자문역	이진석	19580828	자문역		경북대
자문역	이채규	19600719	자문역		아주대(碩士)
자문역	이철우	19570723	자문역		Osaka Univ.(博士)
자문역	이태직	19570119	자문역		한국외국어대(碩士)
자문역	임수택	19560520	자문역		서강대
자문역	장계언	19580409	자문역		삼성전자기술대학
자문역	장기수	19610309	자문역		한국과학기술원(碩士)
자문역	장기철	19570327	자문역		부산대
자문역	정봉영	19550209	자문역		Univ. of California, LA(博士)
자문역	정성운	19560908	자문역		광운대
자문역	정영	19600205	자문역		경북대
자문역	정이호	19580118	자문역		아주대(碩士)
자문역	정인철	19530810	자문역		한국외국어대
자문역	정정호	19590103	자문역		성균관대
자문역	정태영	19590324	자문역		한국과학기술원(博士)
자문역	조성현	19531114	자문역		서울대
자문역	조원상	19560321	자문역		동국대(碩士)
자문역	조정환	19540521	자문역		한양대
자문역	조중헌	19550716	자문역		서울대
자문역	주필상	19601204	자문역		아주대(碩士)
자문역	차동일	19620204	자문역		고려대
자문역	채종규	19581221	자문역		경북대(碩士)
자문역	최도환	19540219	자문역		경북대
자문역	표현철	19600513	자문역		중앙대
자문역	한민석	19600116	자문역		경북대
자문역	한영준	19580913	자문역		아주대(碩士)
자문역	한종수	19570213	자문역		아주대(碩士)
자문역	현광석	19520315	자문역		고려대
자문역	홍석우	19560212	자문역		한국과학기술원(碩士)
자문역	홍성직	19590320	자문역		성균관대
자문역	황춘택	19550820	자문역		영남대

※ 상기 미등기임원 현황은 사업보고서 제출일 현재 기준임.
※ 미등기 임원 보유 주식수 : 보통주 6,278,575주 / 우선주 16,217주
(이재용 전무 보통주 840,403주, 이상완 사장 外 776명 보통주 5,438,172주/우선주 16,217주)
※ 미등기 임원 보유주식수는 최근 주주명부 폐쇄일인 '08년 12월 31일 기준임.

2. 직원의 현황

(2008년 12월 31일 현재) (단위 : 명, 년, 백만원)

구 분	직원수				평균 근속년수	연간 급여총액	1인평균 급여액	비 고
	관리 사무직	생산직	기 타	합 계				
남	7,023	2,249	45,708	54,980	8.4	3,908,034	70.1	
여	2,132	20,783	6,567	29,482	4.9	1,320,895	42.8	
합 계	9,155	23,032	52,275	84,462	7.2	5,228,928	60.4	

※ 1인 평균급여액은 평균인원(86,579명) 기준임.

※ 충당성 인건비 제외 기준임.

3. 노동조합의 현황

- 해당사항 없음

4. 회계 및 공시 전문인력 보유현황

구 분	보유인원	담당업무	비 고
한국공인회계사	2명	재무분석, 회계처리의 적정성 검토, 결산진행, 공시관련 자료작성 등	
변호사	70명	법률자문, 계약서 검토, 공시자료의 적정성 검토 등	
법률· 재무 또는 회계분야 박사학위 소지자	20명	특허, 법률자문 및 경영지원 등	

※ 변호사중 박사학위 소지자 20명임(공인회계사 중 박사학위 소지자는 없음)

VIII. 이해관계자와의 거래내용

1. 최대주주등과의 거래내용

가. 가지급금 및 대여금(유가증권 대여 포함)내역

- 해당사항 없음

나. 담보제공 내역

- 해당사항 없음

다. 채무보증 내역

○ 국내채무보증

(단위 : 천$)

성명 (법인명)	관계	거래내역				비 고
		기초	증가	감소	기말	
삼성종합화학(주)	계열회사	8,200	-	-	8,200	

※ 삼성종합화학의 외자유치를 위한 합작법인 설립과 관련, 합작법인의 지분 50%를 인수하는 Total Holdings U.K Limited 사에 대하여 삼성종합화학의 주요주주인 삼성물산(주) 및 삼성테크윈(주)가 주식매매계약상의 담보책임에 대하여 계약 당사자로 참여하여 연대책임을 부담하였는 바, 삼성물산(주) 및 삼성테크윈(주)가 연대보증책임을 이행한 경우에 당사등 나머지 주주들이 각자의 상대적지분비율에 따라 그 이행에 따른 손실액을 분담하기로 약정함에 따라 발생한 것임.

○ 해외채무보증

(단위 : 천$)

성명(법인명)	관계	거래내역				비 고
		기초	증가	감소	기말	
SEA(미주총괄법인)	계열회사	-	698,000	-	698,000	
SAS(미국생산법인)	계열회사	50,000	-	-	50,000	
SEM(멕시코생판법인)	계열회사	37,440	100,795	-	138,235	
SELA(파나마판매법인)	계열회사	8,600	-	8,600	-	
SAMCOL(콜롬비아판매법인)	계열회사	6,438	25,486	-	31,924	
SEDA(브라질 생판법인)	계열회사	-	111,453	-	111,453	
SEUK(영국판매법인)	계열회사	-	145,625	-	145,625	
SELS(네덜란드물류법인)	계열회사	147,225	-	41,287	105,938	
SENA(스웨덴판매법인)	계열회사	85,943	-	60,708	25,235	
SEH(헝가리생판법인)	계열회사	75,586	-	43,098	32,488	
SEPOL(폴란드판매법인)	계열회사	185,874	-	33,365	152,509	
SESK(슬로박생산법인)	계열회사	9,413	148,787	-	158,200	

성명(법인명)	관계	거래내역				비 고
		기초	증가	감소	기말	
SELSK(슬로박LCD생산법인)	계열회사	32,850	91,043	-	123,893	
SSA(남아공판매법인)	계열회사	18,532	-	1,066	17,466	
SERC(러시아판매법인)	계열회사	-	133,098	-	133,098	
SERK(러시아생산법인)	계열회사	-	97,499	-	97,499	
SEKZ(카자흐판매법인)	계열회사	-	6,502	-	6,502	
SAPL(싱가폴판매법인)	계열회사	-	81,819	-	81,819	
SEIN(인니생판법인)	계열회사	-	34,238	-	34,238	
SAVINA(베트남생판법인)	계열회사	-	4,871	-	4,871	
SJC(일본판매법인)	계열회사	39,780	46,763	-	86,543	
SYRI(일본연구법인)	계열회사	51,730	9,901	-	61,631	
합 계		749,411	1,735,880	188,124	2,297,167	

라. 출자 및 출자지분 처분내역

(단위 : 백만원)

성명(법인명)	관 계	출자 및 출자지분 처분내역					비 고
		출자지분의 종류	거래내역				
			기 초	증 가	감 소	기말	
SEA	계열회사	주식(보통주)	1,827,359	1,067,901	-	2,895,260	유상증자
SEAH	계열회사	주식(보통주)	185,463	146,735	-	332,198	유상증자
SESS	계열회사	주식(보통주)	235,242	30,819	-	266,061	유상증자
SEBN	계열회사	주식(보통주)	134,222	92,231	-	266,453	유상증자
SEM	계열회사	주식(보통주)	92,978	49,580	-	142,558	유상증자
SERK	계열회사	주식(보통주)	9,168	116,013	-	125,181	유상증자
SEHZ	계열회사	주식(보통주)	52,697	26,972	-	79,669	유상증자
SSM	계열회사	주식(보통주)	7,741	179	-	7,920	지분인수
SSCR	계열회사	주식(보통주)	3,678	1,024	-	4,702	유상증자
삼성전자축구단㈜	계열회사	주식(보통주)	-	2,000	-	2,000	신규출자
SDIB	계열회사	주식(보통주)	3,067	-	2,180	887	유상감자
SVIC 5호 투자조합	계열회사	주식(보통주)	29,700	-	29,700	-	청산
HSEN	계열회사	주식(보통주)	4,506	-	4,506	-	청산
합 계			2,585,821	1,533,454	36,386	4,082,889	

※ SSM법인은 지분인수후 SSTC로 명칭 변경함.(Samsung Electronics Shanghai Telecommunication Co., Ltd)

마. 유가증권 매수 또는 매도 내역

(단위 : 백만원)

성명 (법인명)	관 계	거래내역					비 고
		유가증권의 종류	매수	매도	누계	매매손익	
삼성투신운용	계열회사	수익증권	2,980,000	2,980,000	5,960,000	40,890	운용사
합 계			2,980,000	2,980,000	5,960,000	40,890	

바. 부동산 매매 내역

- 해당사항 없음

사. 영업 양수 · 도 내역

- 해당사항 없음

아. 자산양수 · 도 내역

(단위 : 백만원)

성명(법인명)	관계	양수·도 내역					비고
		목적물	양수·도 목적	양수·도 일자	금액		
					양수가액	양도가액	
HSEN	계열회사	설비 등	생산증대를 위한 설비이전	'08.7.31	-	1,088	
SAS	계열회사	설비 등	"	'08.11.28	-	1,203	
SEDA	계열회사	설비 등	"	'08.10.23	-	1,920	
SEHF-K	계열회사	설비 등	"	'08.9.30	-	2,016	
SEHZ	계열회사	설비 등	"	'08.11.3	-	3,393	
SDS	계열회사	IT자산 등	자원운영 효율성 제고	'08.4.30	-	10,804	
SELSK	계열회사	설비 등	생산증대를 위한 설비이전	'08.08.31	-	18,704	
SESL	계열회사	설비 등	"	'08.12.27	-	30,631	
SESS	계열회사	설비 등	"	'08.12.31	-	35,824	
기타	계열회사	설비 등	"	-	-	2,579	
합 계					-	108,162	

자. 장기공급계약 등의 내역

- 해당사항 없음

2. 주주(최대주주 등 제외) · 임원 · 직원 및 기타 이해관계자와의 거래내용

(단위 : 백만원)

성 명(법인명)	관 계	대여금 내역					비 고
		계정과목	거래내역				
			기초잔액	당기증가	당기감소	기말잔액	
(주)ATEC솔루션 외	협력업체	단기대여금	55,411	67,001	46,224	76,188	
강준형 외	종업원	장기대여금	15,221	1,707	6,265	10,663	
(주)아토 외	협력업체	장기대여금	163,396	37,831	76,609	124,618	
합 계			234,028	106,539	129,098	211,469	

※ 상기 내역은 현재가치할인차금 차감 기준임.

IX. 부속명세서

기업어음(CP) 발행 현황

- 해당사항 없음

(단위 : 원)

할인(중개)금융기관	기초잔액	증 가	감 소	기말잔액	비고
은 행	-	-	-	-	-
증 권	-	-	-	-	-
보 험	-	-	-	-	-
종합금융	-	-	-	-	-
자산운용회사	-	-	-	-	-
기타금융기관	-	-	-	-	-
합 계	-	-	-	-	-

X. 그 밖에 투자자 보호를 위하여 필요한 사항

1. 주요경영사항신고내용의 진행상황 등

기 신고한 주요경영사항의 진행상황

신고일자	제 목	신 고 내 용	신고사항의 진행상황
2005년 6월 24일	소송등의 제기· 신청	Rambus사는 삼성전자에 대하여 미국 캘리포니아주 북부지법 San Jose 법정에 SDR/DDR 관련 일부 특허에 대한 특허침해소송을 제기함.	진행중
2005년 6월 24일	소송등의 제기· 신청	Rambus사는 삼성전자에 대하여 미국 캘리포니아주 북부지법 San Francisco 법정에 DDR2 관련 일부 특허에 대한 특허침해소송을 제기함.	진행중
2008년 2월 26일	기타 주요경영사항(자율공시) - 삼성자동차 약정금 등 청구의 소 1심 판결에 대한 항소 제기	당사 포함 28개 삼성그룹 계열사가 삼성자동차(주) 채권금융기관들과 삼성자동차(주) 처리와 관련하여 1999년 9월 작성한 합의서와 관련, 채권단이 '05.12.22일 제기한 약정금 등 청구의 소 1심 판결('08. 2. 14)에 대한 항소를 제기함.	진행중 (채권단도 2/27일자로 1심 판결에 대한 항소를 제기하였고, 당사는 5/16일자로 위 항소장을 송달받음)
2008년 5월 16일	소송등의 제기· 신청	당사 포함 28개 삼성그룹 계열사가 삼성자동차(주) 채권금융 기관들과 삼성자동차(주) 처리와 관련하여 1999년 9월 작성한 합의서와 관련, 채권단이 '05.12.22일 제기한 약정금 등 청구의 소 1심 판결('08.2.14)에 대한 항소를 제기함.	진행중 (채권단 항소 제기)
2009년 3월 4일	조회공시 요구 (풍문· 보도)에 대한 답변 (미확정) - 미국 Sandisk사 인수 추진관련 再답변	지난 '08.10.22日字 인수제안 공식 철회한 이후 현재까지 진전된 상황이 없음. 추후 구체적인 내용이 결정되는 시점 또는 6개월 이내에 再공시 하겠음.	검토중 ('08.9.5日 조회공시 요청에 대한 미확정 답변 및 '08.9.17日 공정공시(인수제안)와 관련된 사항임)

2. 주주총회의사록 요약

주총일자	안 건	결 의 내 용	비 고
제40기 주주총회 ('09.3.13)	1. 제40기 대차대조표,손익계산서 및 이익잉여금 처분계산서(안) 승인의 건	○ 원안대로 통과	
	2. 이사 선임의 건		
	- 2-1호 : 사외이사 선임의 건	○ 원안대로 통과	
	- 2-2호 : 사내이사 선임의 건	○ 원안대로 통과	
	- 2-3호 : 감사위원회 위원 선임의 건	○ 원안대로 통과	
	3. 이사 보수한도 승인의 건(550억)	○ 원안대로 통과	
제39기 주주총회 ('08.3.28)	1. 제39기 대차대조표,손익계산서 및 이익잉여금 처분계산서(안) 승인의 건	○ 원안대로 통과	
	2. 이사 보수한도 승인의 건(350억)	○ 원안대로 통과	

3. 우발부채 등

가. 중요한 소송사건 등

- 삼성자동차의 채권금융기관들(이하 "채권금융기관들")은 삼성자동차의 회사정리절차에 관하여 체결된 1999년 8월 24일자 합의서를 원인으로 하여, 회사를 포함한 28개 삼성계열사들 및 이건희 전회장이 연대하여 2조 4,500억원 및 위약금과 이에 대한 지연손해금을 지급할 것을 청구하는 소송을 제기하여 2008년 1월 31일 서울지방법원의 판결이 선고되었습니다. 제1심 판결은 채권단이 이미 매각한 1,165,955주를 제외한 삼성생명 주식 2,334,045주를 처분하여 약 1조 6,338억원을 한도로 채권단에게지급하고 이 전회장이 채권단에게 증여한 삼성생명 주식 등의 처분대금이 2조4,500억원에 부족할 경우 그 부족액만큼 원고들에 대하여 자본출자 의무 또는 후순위채권 매입 의무가 있음을 확인하며 약 1조 6,338억원에 대해 2001년 1월 1일 이후부터 의무이행 완료일까지 연 6%의 지연손해금을 지급하라는 등의 내용으로 이루어져있습니다.

이러한 판결에 대하여 회사를 포함한 삼성계열사들 및 이 전회장 그리고 채권금융기관들이 모두 항소를 제기하여 현재 서울고등법원에 2심 소송이 계류중에 있습니다. 현재로서는 동 소송의 최종결과를 예측하기 어려우며, 회사가 부담할 금액의 불확실성으로 인하여 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

- 회사와 일부 해외법인은 TFT-LCD, DRAM, SRAM 및 Flash Memory의 판매와 관련하여 미국 법무부(Department of Justice) 또는 유럽위원회(European Commission) 등 독점금지 당국으로부터 조사를 받고 있으며, 미국의 구매자들로부터 민사상 손해배상청구 집단소송을 제기 당하였습니다. 현재는 조사 및 소송이 진행중이며, 향후 결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

- 2008년 12월 31일 현재 당사는 해외에 소재하고 있는 Sharp Corporation 등 25개사 (이상:피고), ON Semiconductor Corporation 등 4개사 (이상:원고)와 특허 침해 관련 소송에 계류 중에 있습니다.

- 기타 국내외소송

2008년 12월 31일 현재 상기 소송 이외에 국내외에서 계류중인 소송사건 중 회사가 원고로 계류 중인 소송사건은 9건(소송가액:16,931백만원)이며, 피고로 계류 중인 소송사건은 28건 (소송가액:12,523백만원, 2건에 대해서는 소송가액 미확정) 입니다

(단위 : 백만원)

소송당사자	소송명	계류법원	소송기간	소송금액	소송내용	진행상황
임패트라外 1	손해배상	서울중앙지방법원	2005.8 ~	2,000	가로보기 휴대폰 특허 관련 손해배상청구 소송	'09.1.7 판결선고(1심 당사승소) '09.2.4 원고 항소장 제출
기 타 36건				27,454		진행중
합 계				29,454		

나. 견질 또는 담보용 어음ㆍ수표 현황

- 해당사항 없음

다. 채무보증 현황

- 국내 지급보증

2008년 12월 31일 현재 국내 채무보증은 삼성종합화학의 외자유치를 위한 합작법인 설립관련 채무보증 10,312백만원이 있음.
한편, 직원 복지 목적의 임대주택 건설 및 제공과 관련하여 직원들의 금융기관 대출금에 대하여 250,132백만원을 한도로 채무보증을 제공하고 있음.

- 해외 지급보증

2008년 12월 31일 현재 해외 현지법인의 채무에 대한 지급보증(실차입기준) 건수는 총 21건이며, 금액은 약 2,888,688백만원(US 2,297백만$)임.
또한, 파나마에 소재한 SELA법인에 제공한 Citi은행의 보증 US$ 21.6백만에 대해서 당사는 지급보증을 하고 있으며, 헝가리에 소재한 SEH법인이 헝가리정부와 체결한 투자 인센티브 계약의 이행을 보증하기 위하여 US$ 23백만의 지급보증을 제공하고 있음.

라. 채무인수약정 현황

- 해당사항 없음

마. 기타의 우발부채 등

- 기타 상세내역은 제 40기 재무제표에 대한 감사보고서 주석 17

4. 제재현황

- 해당사항 없음

5. 결산일 이후에 발생한 중요사항

- 해당사항 없음

6. 중소기업기준 검토표 등

- 해당사항 없음

7. 공모자금 사용내역

- 해당사항 없음

(단위 : 원)

구 분	납입일	납입금액	신고서상 자금사용 계획	실제 자금사용 현황
-	-	-	-	-
-	-	-	-	-

8. 기타

가. 외국지주회사의 자회사 현황

- 해당사항 없음

나. 법적 위험의 변동사항

- 해당사항 없음

Earnings Release Q1 2009

Samsung Electronics

April 2009

Disclaimer

This document is provided for the convenience of investors only, before our external audit on Q1 2009 financial results of our headquarters is completed.
The audit outcomes may cause some parts of this document to change.

This document contains "forward-looking statements" - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expects", "anticipates", "intends", "plans", "believes", "seeks" or "will ". Forward-looking statements by their nature address matters that are, to different degrees, uncertain.

For us, particular uncertainties which could adversely or positively affect our future results include:
the behavior of financial markets including fluctuations in exchange rates, interest rates and commodity prices; strategic actions including dispositions and acquisitions;
unanticipated dramatic developments in our major businesses including semiconductor, LCD, telecommunication, digital media ;
and numerous other matters at the national and international levels which could affect our future results

These uncertainties may cause our actual results to be materially different from those expressed in this document.

Sales and Profits

(Unit : Trillion KRW)

	1Q '09	Q-on-Q	4Q '08	1Q '08	Y-on-Y
Sales	**18.57**	*1%*	**18.45**	**17.11**	*9%*
Gross Profit	**2.98**	*-15%*	**3.49**	**4.69**	*-36%*
(Margin)	*(16%)*		*(19%)*	*(27%)*	
SG&A	2.83	*-36%*	4.42	2.53	*12%*
Operating Profit	**0.15**	-	**-0.94**	**2.15**	*-93%*
(Margin)	*(1%)*		*(-5%)*	*(13%)*	
Non-operating income	0.54	*110%*	0.25	0.46	*16%*
Pre-Tax Income	**0.68**	-	**-0.68**	**2.62**	*-74%*
(Margin)	*(4%)*		*(-4%)*	*(15%)*	
Income Tax	0.06	-	-0.66	0.43	*-85%*
Net Income	**0.62**	-	**-0.02**	**2.19**	*-72%*
(Margin)	*(3%)*		*(-0.1%)*	*(13%)*	



Sales
20
15
10
5
0
Domestic
17%
Export
83%
16%
84%
21%
79%
1Q '09
4Q '08
1Q '08



Profits
2
1
0
-1
0.15
0.62
-0.94
-0.02
2.15
2.19
1Q '09
4Q '08
1Q '08
OP
NET

Financial Position & Cash Flow

Financial Position (B/S)

(Trillion KRW)

	1Q '09	4Q '08	1Q '08
Assets	**74.5**	**72.5**	**67.5**
Current Assets	**19.2**	**17.8**	**16.9**
*Cash **	*5.3*	*6.6*	*7.2*
A/R & Inventories	*9.1*	*6.9*	*5.9*
Non Current Assets	**55.3**	**54.7**	**50.6**
P.P.E.	*29.5*	*31.2*	*30.7*
Liabilities	**15.7**	**14.4**	**14.4**
Debts	**0.1**	**0.1**	**0.1**
Shareholders' Equity	**58.8**	**58.1**	**53.1**
Capital Stock	**0.9**	**0.9**	**0.9**
Retained Earnings	**55.3**	**55.4**	**52.2**
*** ROE**	**4.2%**	**-0.2%**	**16.7%**

Cash Flow Statement

(Trillion KRW)

	1Q '09	4Q '08
Cash* (Beginning of period)	**6.65**	**8.10**
Cash flow from Operation	**−0.06**	**0.88**
Net profit	*0.62*	*-0.02*
Depreciation	*1.97*	*1.97*
Others	*-2.65*	*-1.07*
Cash flow from Investment	**-1.30**	**-2.34**
CAPEX	*-0.60*	*-1.65*
Cash flow from Finance	**0.02**	**0.01**
Dividend	-	-
Repurchase of shares	-	-
Proceeds from sales of shares under stock option plan	*0.02*	*0.01*
Net increase in cash	**-1.35**	**-1.45**
Cash* (End of period)	**5.30**	**6.65**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

<Consolidated Sales / Operating Profit>

(Unit : Trillion KRW)

	Sales			Operating Profit		
	1Q '09	4Q '08	1Q '08	1Q '09	4Q '08	1Q '08
Device Solution	**9.34**	**10.63**	**10.51**	**-0.98**	**-0.93**	**1.28**
(Margin)				***(-10%)***	***(-9%)***	***(12%)***
Semiconductor	5.22	5.35	5.33	-0.67	-0.69	0.20
(Margin)				*(-13%)*	*(-13%)*	*(4%)*
LCD	4.11	5.24	5.15	-0.31	-0.24	1.08
(Margin)				*(-8%)*	*(-5%)*	*(21%)*
Digital Media & Communication	**19.99**	**23.10**	**16.10**	**1.50**	**0.24**	**1.31**
(Margin)				***(8%)***	***(1%)***	***(8%)***
Telecom	9.77	10.32	7.49	1.12	0.14	1.10
(Margin)				*(11%)*	*(1%)*	*(15%)*
Digital Media	10.07	12.62	8.46	0.38	0.10	0.21
(Margin)				*(4%)*	*(1%)*	*(2%)*
Total	**28.67**	**33.00**	**26.01**	**0.47**	**-0.74**	**2.57**
(Margin)				***(2%)***	***(-2%)***	***(10%)***

※ The consolidated Sales and OP are provided to enhance the understanding of the investors.

Divisional Performance – Sales

(Unit : Trillion KRW)

	1Q '09	Q-on-Q	4Q '08	1Q '08	Y-on-Y
Device Solution	**7.49**	***-8%***	**8.16**	**8.76**	***-15%***
Semiconductor	3.74	*-5%*	3.92	4.39	*-15%*
- *Memory*	*2.47*	*3%*	*2.39*	*2.96*	*-17%*
- *System LSI*	*0.65*	*-30%*	*0.92*	*0.70*	*-8%*
LCD	3.75	*-11%*	4.21	4.34	*-14%*
Digital Media & Communication	**11.08**	***8%***	**10.25**	**8.34**	***33%***
Telecom	8.06	*4%*	7.73	5.99	*34%*
- *Wireless*	*6.83*	*-2%*	*6.98*	*5.18*	*32%*
Digital Media	2.93	21%	2.41	2.23	31%
- *Appliances*	*1.31*	*33%*	*0.98*	*0.82*	*59%*
Total	**18.57**	***1%***	**18.45**	**17.11**	***9%***

Divisional Performance – Operating Profit

(Unit : Trillion KRW)

	1Q '09	Q-on-Q	4Q '08	1Q '08	Y-on-Y
Device Solution	**-0.95**	-	**-0.91**	**1.20**	-
(Margin)	***(-13%)***		***(-11%)***	***(14%)***	
Semiconductor	-0.65	-	-0.56	0.19	-
(Margin)	*(-17%)*		*(-14%)*	*(4%)*	
LCD	-0.31	-	-0.35	1.01	-
(Margin)	*(-8%)*		*(-8%)*	*(23%)*	
Digital Media & Communication	**1.10**	-	**-0.02**	**0.97**	***14%***
(Margin)	***(10%)***		***(-0.2%)***	***(12%)***	
Telecom	0.94	*509%*	0.16	0.93	*2%*
(Margin)	*(12%)*		*(2%)*	*(15%)*	
Digital Media	0.15	-	-0.17	0.04	*304%*
(Margin)	*(5%)*		*(-7%)*	*(2%)*	
Total	**0.15**	-	**-0.94**	**2.15**	***-93%***
(Margin)	***(1%)***		***(-5%)***	***(13%)***	

DS: Semiconductor

Q1 Results Analysis

PC Shipment



(M units)
Desktop PC
Note PC
Netbook PC
80
40
0
'08.Q4
'09.Q1

(Source : SEC)

Industry Supply Growth Trend (QoQ)



40%
0%
-40%
DRAM
NAND
'08.1Q
2Q
3Q
4Q
'09.1Q

(Source : SEC)

Memory

- **DRAM : Price remained stable due to supply reduction amid continuous weak demand**
  - PC shipments declined by mid-10%(QoQ) (historical 1Q avg: -10%)
    - · GB/Sys growth slowdown continued : Low single digit %↑(QoQ)
  - Supply reduced due to low utilization rate and delayed process migration
  - ☞ **SEC : Strengthened cost competitiveness by expanding leading-edge process technology and enhanced leadership in next-generation high-end products (2G DDR2, 1G DDR3)**
- **NAND : Price increased due to sharp supply reduction amid weak seasonality**
  - Weak demand for mobile and consumer products due to seasonality
  - Significant reduction in supply due to cutback in production and delayed process migration
    → Supply reduction outpaced contraction in demand ☞ price increase
  - ☞ **SEC : Strengthened product mix**
    - increased high-density embedded products for handsets (e.g. 8/16GB moviNAND)

System LSI

- Sales declined due to weak demand for set products and inventory adjustments

DS: Semiconductor

Business Outlook

DDR3 Adoption Forecast

	Q1'09	Q2	Q3	Q4
% of DDR3 in DDR	10%	20%	30%	40%
% of DDR3 for servers	10%	40%	60%	75%

※ Industry base

(Source : Gartner, SEC)

NAND in Smart phones



(M Units)
(GB)
180
140
4.0
0.0
Smart phones
GB/Sys
2008
2009

(Source : SEC)

Market

- **DRAM**
  - PC shipment to increase slightly (Low single %↑,QoQ) following significant reduction in Q1
    - Typical weak seasonality (Historical 2Q PC shipment average: -2%)
    - Low GB/Sys growth to continue (Mid-single %↑, QoQ)
  - DDR3 for server applications to increase: 10%(1Q) → 40%(2Q)
  - Supply growth to be limited due to lack of investment capability
- **NAND**
  - Demand to show marginal recovery
    - Expect new consumer product launches and demand for high-density products for smart phones to increase
  - Supply to marginally increase due to rise in price
    - Recovering industry utilization rate could lead to pricing pressure

Samsung

- DRAM : Widen gap in cost competitiveness, and enhance next-generation & premium products
- NAND : Strengthen embedded & bundle products, and increase portion of high-density product sales
- S. LSI : Expect gradual recovery as set makers increase orders following inventory adjustment

DS: LCD


Large panel shipment (Market)
(Unit : Million units)
109
95
85
'08.1Q
'08.4Q
'09.1Q

(Source : DisplaySearch, '09.Mar)

Panel ASP (Market)

(Unit : US$, %)

ASP	'08.Q4	'09.Q1	G/R
Note PC	$59	$50	-17%
Monitor	$76	$68	-10%
TV	$274	$228	-17%

(Source : DisplaySearch, '09.Mar)

Large size panels

- **Panel demand declined QoQ due to continuous economic downturn and weak seasonality**
  - '08.4Q : 95 million units → '09.1Q : 85 million units (11%↓ QoQ)
    ☞ 22%↓ YoY
- **Market blended ASP declined by 12% QoQ**
  - IT : Monitor panel price increased slightly from January
    Notebook PC panel price stabilized from end of January
  - TV : Small size (32"↓) panel price increased
    while large panel (40"+) price decreased
- **SEC : Panel shipment increased approximately 10% QoQ despite contraction in market demand**
  - IT : Despite weak PC demand, shipment increased as premium product sales picked up and set makers' demand increased due to inventory restocking
    → 16:9, LED, High-resolution & Large size panel (20"+)
  - TV : Strong sales continued due to healthy demand in the US market and China's government subsidy program
    → Premium products (Slim LED, 40"+)

DS: LCD

Business Outlook

2009 Panel Demand Outlook


(Unit : million units)
50
40
30
20
10
0
35
43
45
43
35
46
46
25
36
40
31
25
Notebook PC
Desktop Monitor
LCD TV
Q1
Q2
Q3
Q4

(Source : DisplaySearch, '09.Mar)

2009 Area Breakdown (Market)


Notebook
12%
26%
Monitor
LCD TV
62%

(Source : DisplaySearch, '09.Mar)

Market

- **Expect demand increase in Q2**
  - IT : Expect demand to increase due to inventory restocking and 16:9 products
  - TV : Demand to increase in emerging market led by China (24%↑ QoQ)

☞ **Weak set product sales and increase in industry utilization could lead to pricing pressure**

Samsung

- **SEC to increase market dominance by strengthening partnerships with major customers and expanding customer base**
  - **IT : Expand premium product line-up and increase sales for the mini-notebook PC market**
    - → 16:9, LED, Low-power, High-resolution
  - **TV : Differentiating products & enhancing market dominance**
    - → Continue to strengthen market leadership through successful ramp-up of the 8-2 line
    - → Continue product differentiation strategies focusing on 240Hz, Slim, Edge LED, etc.

DMC: Telecommunication

Q1 Results Analysis

Revenue & OP Margin


Revenue (Parent)
Revenue (Consolidated)
OP Margin
(Unit: Trillion Won)
7.73
10.32
8.06
9.77
2.0%
1.4%
Q4'08
Q1'09

M/S Trends


14.1%
16.4%
15.4%
17.1%
18.0%
18+%
(Source: SA, Company)
Q4'07
Q1 '08
Q2'08
Q3'08
Q4'08
Q1'09

Handsets

- **Shipment : Flat YoY (YoY 1%↓)**
  - Outperformed market growth → Expect steady M/S growth
    - · Global market contraction due to economic slowdown and low seasonality
  - Enhanced line-up in each segment & active joint marketing with carriers
    - · Touch-phone (F480), Messaging-phone (A767), Emerging market targeted phones (E250, J700)
    - · US : Co-promotion with carriers, China : Channel expansion
- **ASP : Marginal increase (QoQ 2%↑)**
  - Improved product mix due to the increase of mid & high-end sales

☞ **OP margin increased significantly through product mix improvement and cost-cutting efforts**

Network

- **Steady sales increase of domestic WCDMA business & Mobile WiMAX business (US, Russia)**

DMC: Telecommunication

Business Outlook

Handset market



(Unit: Billion units)
1.2+α
5~10% ↓
53%
24%
23%
55%
23%
22%
2H
Q2
Q1
'08
'09

(Source: SA, Analyst reports)

'09 1H Flagship models


Ultra Touch
i8910 HD
Beat (Music phone)

Market

- **Q2 Demand : Flat or marginal increase QoQ**
  - EU : Demand slowdown to continue due to weak consumer confidence
  - Emerging market : Weak demand growth due to credit issue & new subscriber growth slowdown
  - Smartphone / Touchphone / China's 3G markets to grow slightly
  - Expect increased new model launches and intensified price competition

Samsung

- **Shipment : Expect to outperform market growth**
  - Enhance high-end line-up : Touch / Smart phone
    - Ultra Touch, i8910 HD, Android Phone
  - Improve emerging market line-up & distribution channels
  - Enhance sales activity targeting China's 3G market and strengthen joint promotion with carriers in US, EU, etc.
- **Continue to enhance operation efficiency and cost cutting efforts**
- **Networks : Mobile WiMAX service to expand in Japan & US**

DMC: Digital Media

FPTV Growth (QoQ)


(Unit: Million)
40
30
20
10
0
4Q'08 1Q'09
Market
4Q'08 1Q'09
SEC

TV Market Share


24%
20%
16%
#2
#2
PDP-TV
#1
#1
LCD-TV
#1
#1
TV Total
3Q'08
4Q'08
1Q'09(E)

(Source : DisplaySearch, '09.Mar)

Digital Media

※ Including Overseas Sales

- **DM Consolidated Revenue decreased 20% QoQ (19%↑YoY) due to weak seasonality & sales decline in CE products**

- FPTV: Global demand decreased by 30's%QoQ (10%↑YoY) while SEC shipments decreased 20's%QoQ (20%↑YoY)

· Successful launching of new products (LED-TVs, New LCD-TVs)

※ Strengths of LED-TV: Superior image quality, slimness & eco-friendliness

- Monitor sales outperformed the market → Expect additional M/S gain and strengthen the leadership in the 20"+ monitor seg.

· SEC 1Q sales portion of 20"+ monitor seg.: high-20% vs. mid-20%(Mkt)

- Appliances revenue declined by low single-digit QoQ due to the economic slowdown but increased by low teens YoY

· Steady gain in M/S led by strong sales in 3-door refrigerators and drum washing machines

DMC: Digital Media

TV Market Forecast

(Unit: Million)

	Q4'08	Q1'09	QoQ	Q2'09	QoQ
CRT	19.6	17.8	-9%	15.5	-13%
LCD	**33.4**	**23.1**	**-31%**	**25.4**	**10%**
PDP	**4.4**	**2.8**	**-37%**	**3.2**	**15%**
DLP	0.1	0.0	-64%	0.0	-36%
Total	**57.6**	**43.7**	**-24%**	**44.2**	**1%**

(Source: DisplaySearch '09.Mar)

Appliances Market Forecast

(Unit: Million)


Freezer
Washer
A/C
30
20
10
0
4Q'08
1Q'09
2Q'09

(AHAM, GFK, SEC Estimates)

Market

- **Flat panel TV: Market demand to increase by 10%+ QoQ**
  - launching of digital broadcasting in the US, attractive price range, and lower FPTV household penetration
    - · Emerging market growth to lead the global market growth (50%↑YoY)
- **Appliances : Expect QoQ demand growth due to the strong seasonality**

Samsung

- **FPTV : Samsung to outperform the market growth ; Increase profitability & M/S by expanding differentiated products**
  - Increase sales of LED and LCD-TVs introduced in 1Q and expand LED-TV product line-up in 2Q
  - Improve cost competiveness by strengthening SCM
    → Reduction in lead-time & quick response to changes in the market
- **Appliances: Continue to launch new differentiated products and focus on high premium products**
  - Introduce premium products for the advanced market and energy saving products for the emerging market

[Appendix 1] Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	1Q '09 (A)	4Q '08 (B)	1Q '08 (C)	Q-on-Q (A - B)	Y-on-Y (A - C)
Current Assets	**192,139**	**177,908**	**169,111**	**14,231**	**23,028**
- Cash & Cash Equivalents	47,250	56,665	61,758	-9,415	-14,508
- Marketable Securities	5,769	9,821	10,239	-4,052	-4,470
- A/R	52,106	30,898	23,640	21,208	28,466
- Inventories	38,926	38,178	35,681	748	3,245
- Other Current Asset	48,088	42,346	37,793	5,742	10,295
Non Current Assets	**552,787**	**547,284**	**506,387**	**5,503**	**46,400**
- Investment	239,537	216,531	182,791	23,007	56,746
- PPE	295,471	312,498	307,000	-17,027	-11,529
- Intangible Assets	6,631	6,531	5,756	100	875
- Other Non Current Asset	11,149	11,725	10,840	-576	309
Total Assets	**744,926**	**725,192**	**675,497**	**19,734**	**69,429**
Liabilities	**156,567**	**144,057**	**144,055**	**12,510**	**12,512**
- Debts	1,252	1,142	939	110	313
- Trade Accounts and N/P	40,086	23,881	26,432	16,205	13,654
- Other Accounts and N/P	26,042	37,874	31,225	-11,832	-5,183
- Accrued Expenses	37,754	38,367	32,807	-3,941	4,947
- Income Tax Payable	1,901	4,124	7,499	-2,223	-5,598
- Other Liabilities	49,532	35,341	45,153	14,191	4,378
Shareholders' Equity	**588,360**	**581,135**	**531,442**	**7,225**	**56,918**
- Capital Stock	8,975	8,975	8,975	0	0
- Capital Surplus	66,182	65,896	65,482	286	700
- Capital Adjustments	-85,662	-85,970	-87,342	308	1,680
- Accumulated Other Comprehensive Income	45,866	38,074	22,816	7,792	23,050
- Retained Earnings	552,998	554,161	521,511	-1,163	31,487
Total Liabilities & Shareholder's Equity	**744,926**	**725,192**	**675,497**	**19,734**	**69,429**

[Appendix 2] Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	1Q '09 (A)		4Q '08 (B)		1Q '08 (C)		Q-on-Q	Y-on-Y
		%		%		%	(A - B)	(A - C)
Sales	**185,662**	**100%**	**184,504**	**100%**	**171,073**	**100%**	**1,158**	**14,589**
- Domestic	31,017	16.7%	29,637	16.1%	35,967	21.0%	1,380	-4,950
- Export	154,645	83.3%	154,867	83.9%	135,107	79.0%	-222	19,538
Cost of Sales	**155,899**	**84.0%**	**149,650**	**81.1%**	**124,203**	**72.6%**	**6,249**	**31,696**
Gross Profit	**29,763**	**16.0%**	**34,853**	**18.9%**	**46,870**	**27.4%**	**-5,090**	**-17,107**
SG&A	**28,287**	**15.2%**	**44,224**	**24.0%**	**25,330**	**14.8%**	**-15,937**	**2,957**
- Wages & Fee	4,049	2.2%	5,488	3.0%	3,894	2.3%	-1,439	155
- Marketing Expenses	6,683	3.6%	19,481	10.6%	6,376	3.7%	-12,798	307
- R&D / Royalty Expenses	11,118	6.0%	12,135	6.6%	9,593	5.6%	-1,018	1,524
Operating Profits	**1,476**	**0.8%**	**-9,371**	**-5.1%**	**21,540**	**12.6%**	**10,847**	**-20,064**
Non OP Income & Expenses	**5,351**	**2.9%**	**2,545**	**1.4%**	**4,617**	**2.7%**	**2,805**	**735**
- F/X Gain (or Loss)	1,735	0.9%	-1,134	-0.6%	-1,190	-0.7%	2,868	2,925
- Gain (or Loss) on Foreign Currency Translation	-2,733	-1.5%	-26	0.0%	-1,242	-0.7%	-2,707	-1,491
- Gain (or Loss) on Equity Investment	4,355	2.3%	3,015	1.6%	5,184	3.0%	1,340	-829
Income before Income Taxes	**6,827**	**3.7%**	**-6,826**	**-3.7%**	**26,157**	**15.3%**	**13,653**	**-19,330**
- Income Taxes	635	0.3%	-6,604	-3.6%	4,281	2.5%	7,239	-3,646
Net Income	**6,192**	**3.3%**	**-222**	**-0.1%**	**21,876**	**12.8%**	**6,414**	**-15,684**